82-4021

TSINGTAO

青島啤酒

2003 INTERIM REPORT
中 期 報 告

1903-2003

dlw 9/23

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

CONTENTS

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
AS AT 30TH JUNE 2003

	Note(s)	30th June 2003 (Unaudited) RMB	31st December 2002 RMB (Note 45)
Current assets			
Cash and bank deposits	6	**1,070,828,579**	854,370,803
Short term investments	40	**66,450,000**	76,640,000
Bills receivable	7	**65,364,120**	65,899,125
Accounts receivable	9, 40	**213,203,873**	167,721,734
Other receivables	10, 40	**279,007,068**	241,222,559
Prepayments and deposits	11, 40	**170,522,312**	170,229,496
Inventories	12	**1,373,228,729**	1,223,807,108
Deferred expenses	13	**17,620,409**	13,749,025
Total current assets		**3,256,225,090**	2,813,639,850
Long-term investments			
Long-term equity investments	5, 14	**(88,276,476)**	(120,157,680)
Long-term debt investments	15	**33,950,723**	34,366,631
Total long-term investments		**(54,325,753)**	(85,791,049)
Fixed assets			
At cost	16	**8,354,061,509**	8,291,501,409
Less: Accumulated depreciation	16	**(3,182,666,219)**	(2,988,783,365)
Fixed assets, at NBV	16	**5,171,395,290**	5,302,718,044
Less: Provision for impairment of fixed assets	16	**(111,308,623)**	(98,326,802)
Fixed assets, net		**5,060,086,667**	5,204,391,242
Construction-in-progress	17	**352,535,472**	213,423,273
Fixed assets in suspense		**1,951,485**	601,595
Total fixed assets		**5,414,573,624**	5,418,416,110
Intangible and other assets			
Intangible assets	18	**706,924,958**	716,614,284
Long-term deferred expenses	19	**6,328,543**	6,826,905
Long-term accounts receivable	9, 40	**63,808,142**	63,808,142
Total intangible and other assets		**777,061,643**	787,249,331
Deferred taxation			
Deferred tax assets		**5,101,358**	5,101,358
Total assets		**9,398,635,962**	8,938,615,600

Legal representative: **Li Gui Rong**
Chief financial officer: **Sun Yu Guo**
Accounting supervisor: **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Cont'd)

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
AS AT 30TH JUNE 2003

	Note(s)	30th June 2003 (Unaudited) RMB	31st December 2002 RMB (Note 45)
Current liabilities			
Short-term bank loans	20	**1,724,548,528**	2,669,481,347
Bills payable	21	**504,468,005**	435,628,227
Accounts payable	22, 40	**788,632,734**	651,512,581
Advances from customers	22, 40	**158,751,395**	147,982,572
Salary payables		**12,430,865**	12,502,898
Staff welfare payables		**16,254,236**	19,559,986
Dividends payable	38	**149,200,576**	–
Taxes payable	23, 37	**238,534,651**	119,487,658
Other payables	22, 40	**782,898,553**	711,642,115
Other liabilities		**8,051,389**	2,774,498
Accruals	24	**149,080,509**	46,193,262
Current portion of long-term loans	20	**76,182,615**	110,054,376
Current portion of convertible bonds	25	**298,013,040**	–
Total current liabilities		**4,907,047,096**	4,926,819,520
Long-term liabilities			
Long-term bank loans	20	**86,332,902**	90,643,520
Convertible bonds	25	**665,562,456**	–
Total long-term liabilities		**751,895,358**	90,643,520
Total liabilities		**5,658,942,454**	5,017,463,040
Minority interests		**645,565,339**	723,798,958
Shareholders' equity			
Share capital	26	**1,000,000,000**	1,000,000,000
Capital reserve	27	**1,576,209,250**	1,575,971,750
Surplus reserve	28	**292,224,158**	292,224,158
Included: public welfare fund		**129,569,582**	129,569,582
Unappropriated profits	29	**225,231,761**	328,828,477
Cumulative translation adjustment		**463,000**	329,217
Total shareholders' equity		**3,094,128,169**	3,197,353,602
Total liabilities and shareholders' equity		**9,398,635,962**	8,938,615,600

Legal representative: **Li Gui Rong**
Chief financial officer: **Sun Yu Guo**
Accounting supervisor: **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED
BALANCE SHEET

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
AS AT 30TH JUNE 2003

	Note(s)	30th June 2003 (Unaudited) RMB	31st December 2002 RMB (Note 45)
Current assets			
Cash and bank deposits	6	**281,686,716**	279,656,206
Short term investments	40	**958,669,041**	307,325,817
Bills receivable	7	**9,650,237**	71,100,000
Dividends receivable	8	**63,650,000**	10,675,440
Accounts receivable	9, 40	**300,442,641**	175,696,705
Other receivables	10, 40	**272,537,416**	543,500,751
Prepayments and deposits	11, 40	**20,432,263**	25,684,354
Inventories	12	**274,995,509**	269,435,098
Deferred expenses	13	**3,406,377**	3,630,557
Total current assets		**2,185,470,200**	1,686,704,928
Long-term investments			
Long-term equity investments	5, 14	**1,546,256,011**	1,627,507,671
Long-term debt investments	15	**33,947,723**	34,363,631
Total long-term investments		**1,580,203,734**	1,661,871,302
Fixed assets			
At cost	16	**1,969,689,940**	1,976,907,517
Less: Accumulated depreciation	16	**(993,850,217)**	(948,475,228)
Fixed assets, at NBV	16	**975,839,723**	1,028,432,289
Less: Provision for impairment of fixed assets	16	**(2,950,331)**	(8,000,000)
Fixed assets, net		**972,889,392**	1,020,432,289
Construction-in-progress	17	**80,329,259**	70,009,020
Fixed assets in suspense		**491,019**	–
Total fixed assets		**1,053,709,670**	1,090,441,309
Intangible and other assets			
Intangible assets	18	**149,934,703**	152,167,569
Long-term deferred expenses	19	**2,779,800**	2,980,400
Long-term accounts receivable	9, 40	**63,808,142**	63,808,142
Total intangible and other assets		**216,522,645**	218,956,111
Deferred taxation			
Deferred tax asset		**5,101,358**	5,101,358
Total assets		**5,041,007,607**	4,663,075,008

Legal representative: **Li Gui Rong** *Chief financial officer:* **Sun Yu Guo** *Accounting supervisor:* **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED
BALANCE SHEET (Cont'd)

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
AS AT 30TH JUNE 2003

	Note(s)	30th June 2003 (Unaudited) RMB	31st December 2002 RMB (Note 45)
Current liabilities			
Short-term bank loans	20	**280,000,000**	946,000,000
Bills payable	21	**50,310,000**	124,375,903
Accounts payable	22, 40	**162,980,490**	97,174,668
Advances from customers	22, 40	**46,115,196**	42,701,886
Staff welfare payables		**(11,091,813)**	(11,579,431)
Dividends payable	38	**132,217,800**	–
Taxes payable	23, 37	**30,858,163**	(3,180,514)
Other payables	22, 40	**157,587,244**	139,991,434
Other liabilities		**2,396,058**	97,016
Accruals	24	**23,898,637**	10,383,517
Current portion of long-term loans	20	**32,563,485**	35,515,661
Current portion of convertible bonds	25	**298,013,040**	–
Total current liabilities		**1,205,848,300**	1,381,480,140
Long-term liabilities			
Long-term bank loans	20	**44,094,000**	48,218,934
Convertible bonds	25	**665,562,456**	–
Total long-term liabilities		**709,656,456**	48,218,934
Total liabilities		**1,915,504,756**	1,429,699,074
Shareholders' equity			
Share capital	26	**1,000,000,000**	1,000,000,000
Capital reserve	27	**1,625,948,350**	1,625,710,850
Surplus reserve	28	**224,236,461**	224,236,461
Included: public welfare fund		**97,483,620**	97,483,620
Unappropriated profits	29	**275,318,040**	383,428,623
Total shareholders' equity		**3,125,502,851**	3,233,375,934
Total liabilities and shareholders' equity		**5,041,007,607**	4,663,075,008

Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME AND PROFIT APPROPRIATION

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note(s)	For the six months ended 30th June 2003 (Unaudited) RMB	For the six months ended 30th June 2002 (Unaudited) RMB (Note 45)
Turnover	30, 40	**3,835,462,035**	3,516,728,143
Less: Cost of sales	30, 40	**(2,287,661,341)**	(2,071,867,799)
Sales tax and surcharges	31	**(402,299,699)**	(363,607,608)
Gross profit		**1,145,500,995**	1,081,252,736
Add: Profit from other operations	32	**7,245,433**	9,374,039
Less: Selling expenses		**(595,009,036)**	(502,248,381)
General and administrative expenses		**(306,936,162)**	(305,377,759)
Finance expenses, net	33	**(67,001,909)**	(73,641,850)
Operating profit		**183,799,321**	209,358,785
Add: Investment income	34	**9,423,557**	10,587,691
Subsidy income	35	**23,285,609**	21,228,045
Non-operating income	36	**3,679,454**	2,983,192
Less: Non-operating expenses	36	**(35,415,864)**	(31,259,761)
Profit before tax		**184,772,077**	212,897,952
Less: Income tax	37	**(54,915,143)**	(58,407,173)
Minority interests		**(13,453,650)**	(31,671,540)
Net profit		**116,403,284**	122,819,239
Add: Unappropriated profits brought forward		**108,828,477**	179,964,360
Prior year adjustment	39	**220,000,000**	110,000,000
Unappropriated profits, restated		**328,828,477**	289,964,360
Unappropriated profits		**445,231,761**	412,783,599
Less: Transfer to surplus reserve		**–**	–
Transfer to public welfare fund		**–**	–
Profit distributable to shareholders		**445,231,761**	412,783,599
Less: Dividends	38	**(220,000,000)**	(110,000,000)
Unappropriated profits carried forward		**225,231,761**	302,783,599

Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED
STATEMENT OF INCOME AND PROFIT APPROPRIATION

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note(s)	**For the six months ended 30th June 2003** *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB* *(Note 45)*
Turnover	30, 40	**1,291,348,729**	1,116,402,507
Less: Cost of sales	30, 40	**(803,176,045)**	(669,292,951)
Sales tax and surcharges	31	**(65,819,398)**	(67,241,967)
Gross profit		**422,353,286**	379,867,589
Add: Profit from other operations	32	**673,915**	1,375,329
Less: Selling expenses	40	**(165,885,244)**	(119,663,855)
General and administrative expenses		**(106,062,645)**	(125,519,673)
Finance expenses, net	33	**(23,682,974)**	(29,630,675)
Operating profit		**127,396,338**	106,428,715
Add: Investment income	34	**6,944,508**	45,154,672
Non-operating income	36	**600,783**	175,148
Less: Non-operating expenses	36	**(3,540,528)**	(8,611,143)
Profit before tax		**131,401,101**	143,147,392
Less: Income tax	37	**(19,511,684)**	(25,672,885)
Net profit		**111,889,417**	117,474,507
Add: Unappropriated profits brought forward, as reported		**163,428,623**	204,825,341
Prior year adjustment	39	**220,000,000**	110,000,000
Unappropriated profit, restated		**383,428,623**	314,825,341
Unappropriated profits		**495,318,040**	432,299,848
Less: Transfer to surplus reserve		**–**	–
Transfer to public welfare fund		**–**	–
Profit distributable to shareholders		**495,318,040**	432,299,848
Less: Dividends	38	**(220,000,000)**	(110,000,000)
Unappropriated profits carried forward		**275,318,040**	322,299,848

Legal representative: **Li Gui Rong** *Chief financial officer:* **Sun Yu Guo** *Accounting supervisor:* **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note(s)	For the six months ended 30th June 2003 (Unaudited) RMB	For the six months ended 30th June 2002 (Unaudited) RMB (Note 45)
Cash Flow from Operating Activities:			
Cash received from sales of goods and rendering of services		**4,211,357,379**	4,133,407,277
Refund of taxes		**23,643,611**	24,760,074
Cash received relating to other operating activities		**551,294,288**	228,471,426
Sub-total of cash inflows		**4,786,295,278**	4,386,638,777
Cash paid for purchases of goods and services		**(2,479,332,534)**	(2,153,510,211)
Cash paid for salaries and on behalf of employees		**(279,078,079)**	(248,563,716)
Cash paid for various taxes		**(657,061,753)**	(674,433,622)
Cash paid relating to other operating activities	41	**(631,232,851)**	(595,473,403)
Sub-total of cash outflows		**(4,046,705,217)**	(3,671,980,952)
Net cash flow from operating activities	(a)	**739,590,061**	714,657,825
Cash Flow from Investing Activities:			
Proceeds from realisation of investments		**550,000**	10,000,000
Return on investments		**130,945**	13,412
Proceeds from disposal of fixed assets		**6,019,831**	31,266,477
Cash received relating to other investing activities		**37,722,176**	12,606,587
Sub-total of cash inflows		**44,422,952**	53,886,476
Cash paid to acquire fixed assets, construction-in-progress, intangible assets and other long-term assets		**(269,496,814)**	(367,160,656)
Cash paid for acquisition of investments		**(44,044,001)**	(7,479,847)
Cash paid relating to other investing activities		**(951,724)**	(1,885,490)
Sub-total of cash outflows		**(314,492,539)**	(376,525,993)
Net cash used in investing activities		**(270,069,587)**	(322,639,517)

Legal representative: **Li Gui Rong** *Chief financial officer:* **Sun Yu Guo** *Accounting supervisor:* **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note(s)	For the six months ended 30th June 2003 (Unaudited) RMB	For the six months ended 30th June 2002 (Unaudited) RMB (Note 45)
Cash Flow from Financing Activities:			
Proceeds from equity investments		**4,500,000**	8,942,000
Proceeds from issuance of convertible bonds		**963,575,496**	–
Proceeds from borrowings		**1,467,712,873**	1,875,416,393
Cash received relating to other financing activities		**26,951,694**	3,316,331
Sub-total of cash inflows		**2,462,740,063**	1,887,674,724
Repayment of borrowings		**(2,456,615,673)**	(1,826,229,274)
Dividends and interest paid		**(212,944,044)**	(87,409,674)
Cash paid relating to other financing activities		**(17,396,421)**	(840,663)
Sub-total of cash outflows		**(2,686,956,138)**	(1,914,479,611)
Net cash flow from financing activities		**(224,216,075)**	(26,804,887)
Effect of changes in exchange rate on cash		**(151,036)**	18,616
Net increase in Cash and Cash Equivalents	(c)	**245,153,363**	365,232,037

Legal representative: **Li Gui Rong**   *Chief financial officer:* **Sun Yu Guo**   *Accounting supervisor:* **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	For the six months ended 30th June 2003 (Unaudited) RMB	For the six months ended 30th June 2002 (Unaudited) RMB (Note 45)
(a) Reconciliation of Net Profit to Cash Flow from Operating Activities:		
Net profit	**116,403,284**	122,819,239
Profit of minority shareholders	**13,453,650**	31,671,540
Provision for impairment of fixed assets	**56,055,123**	52,240,904
Depreciation of fixed assets	**231,937,215**	222,598,253
Amortisation of intangible assets	**10,980,709**	8,731,092
Amortisation of long-term deferred expenses	**881,584**	799,280
Increase in accrued expenses	**102,887,247**	95,746,130
Increase in deferred expenses	**(3,871,384)**	(9,626,979)
Loss/(gain) on disposal of fixed assets	**4,457,218**	1,014,066
Finance costs	**67,001,909**	73,641,850
Investment gain	**(9,423,557)**	(10,587,691)
Increase in inventories	**(150,274,518)**	(36,661,089)
Decrease in deferred tax assets	**–**	2,974,561
Increase in operating receivable items	**(72,679,018)**	(259,335,738)
Increase in operating payable items	**371,780,599**	418,632,407
Net cash flows from operating activities	**739,590,061**	714,657,825
(b) Non-cash investing and financing activities:		
Exemption from settlement of liabilities	**237,500**	49,159
(c) Net Increase in Cash and Cash Equivalents:		
Cash on hand and at banks, end of period	**981,730,863**	867,342,118
Less: Cash on hand and at banks, beginning of period	**(708,185,154)**	(485,906,341)
Add: Cash equivalents, end of period	**25,588,563**	–
Less: Cash equivalents, beginning of period	**(53,980,909)**	(16,203,740)
Net increase in Cash and Cash Equivalents	**245,153,363**	365,232,037

Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED
CASH FLOW STATEMENT

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note(s)	**For the six months ended 30th June 2003 *(Unaudited)*** *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB* *(Note 45)*
Cash Flow from Operating Activities:			
Cash received from sales and rendering of services		**1,356,997,855**	1,321,341,055
Cash received relating to other operating activities		**153,662,630**	39,477,207
Sub-total of cash inflows		**1,510,660,485**	1,360,818,262
Cash paid for purchases of goods and services		**(931,849,674)**	(633,426,586)
Cash paid for salaries and on behalf of employees		**(83,749,929)**	(79,426,727)
Cash paid for various taxes		**(131,003,282)**	(191,211,486)
Cash paid relating to other operating activities	41	**(135,149,196)**	(352,671,950)
Sub-total of cash outflows		**(1,281,752,081)**	(1,256,736,749)
Net cash flow from operating activities	(a)	**228,908,404**	104,081,513
Cash Flow from Investing Activities:			
Proceeds from realisation of investments		–	–
Return on investments		**127,065,440**	14,370,000
Proceeds from disposal of fixed assets		**591,628**	10,148,236
Cash received relating to other investing activities		**37,684,816**	8,929,259
Sub-total of cash inflows		**165,341,884**	33,447,495
Cash paid to acquire fixed assets, construction-in-progress, intangible assets and other long-term assets		**(37,467,972)**	(68,996,472)
Cash paid for acquisition of investments		**(44,344,001)**	(17,449,847)
Cash paid relating to other investing activities		**(494,640,000)**	–
Sub-total of cash outflows		**(576,451,973)**	(86,446,319)
Net cash used in investing activities		**(411,110,089)**	(52,998,824)

Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

CASH FLOW STATEMENT (Cont'd)

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Note(s)	For the six months ended 30th June 2003 (Unaudited) RMB	For the six months ended 30th June 2002 (Unaudited) RMB (Note 45)
Cash Flow from Financing Activities:			
Proceeds from issuance of convertible bonds		**963,575,496**	–
Proceeds from borrowings		**240,000,000**	741,605,393
Sub-total of cash inflows		**1,203,575,496**	741,605,393
Repayment of borrowings		**(913,111,532)**	(700,585,997)
Dividends and interest paid		**(105,231,769)**	(30,155,919)
Sub-total of cash outflows		**(1,018,343,301)**	(730,741,916)
Net cash flow from financing activities		**185,232,195**	10,863,477
Effect of changes in exchange rate on cash		**–**	36,983
Net increase in Cash and Cash Equivalents	(c)	**3,030,510**	61,983,149

Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

TSINGTAO BREWERY COMPANY LIMITED
CASH FLOW STATEMENT (Cont'd)

(PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	For the six months ended 30th June 2003 *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB* *(Note 45)*
(a) Reconciliation of net Profit to Cash Flow from Operating Activities:		
Net profit	**111,889,417**	117,474,507
Provision for impairment of fixed assets	**26,237,947**	24,271,270
Depreciation of fixed assets	**59,698,823**	59,195,206
Amortisation of intangible assets	**2,313,199**	2,311,809
Amortisation of long-term deferred expenses	**200,600**	153,799
Increase in accrued expenses	**13,515,120**	47,464,294
Decrease in deferred expenses	**224,180**	1,845,112
Loss on disposal of fixed assets	**682,208**	204,137
Finance costs	**23,682,974**	29,630,675
Investment income	**(6,944,508)**	(45,154,672)
(Increase) decrease in inventories	**(5,560,411)**	37,325,784
Decrease in deferred tax assets	**–**	2,974,561
Increase in operating receivable items	**(34,009,470)**	(219,845,594)
Increase in operating payable items	**36,978,325**	46,230,625
Net cash flow from operating activities	**228,908,404**	104,081,513
(b) The Company was not involved in any non-cash investing and financing activities during the period.		
(c) Net Increase in Cash and Cash Equivalents:		
Cash on hand and at bank, end of period	**253,686,716**	177,004,288
Less: Cash on hand and at bank, beginning of period	**(227,656,206)**	(104,803,539)
Add: Cash equivalents, end of period	**–**	–
Less: Cash equivalents, beginning of period	**(23,000,000)**	(10,217,600)
Net increase in Cash and Cash Equivalents	**3,030,510**	61,983,149

Legal representative: **Li Gui Rong** | *Chief financial officer:* **Sun Yu Guo** | *Accounting supervisor:* **Yu Zhu Ming**

The accompanying notes form an integral part of these accounts.

1 COMPANY BACKGROUND AND OPERATIONS

Tsingtao Brewery Company Limited (referred as the "Company" below) was established in accordance with the requirements of the "Company Law", the "Standard Opinion on Joint Stock Limited Companies", the "Addendum thereto in relation to the implementation of the "Standard Opinion on Joint Stock Limited Companies" by companies listed in Hong Kong" and other relevant laws, regulations and administrative rules of the People's Republic of China (referred as the "PRC" below). With the approval of the Qingdao Municipal People's Government, the Company was established on 16th June 1993 and obtained the Sino-foreign Joint Stock Company business license on 27th December 1995. The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 15th July 1993 and the A shares were listed on The Shanghai Stock Exchange on 27th August 1993.

On 21st October 2002, the Company signed a strategic investment agreement (the "Strategic Investment Agreement") with Anheuser-Busch Companies, Inc. ("A-B Company"). The Company is obliged to issue several tranches of mandatory convertible bonds ("CB") to A-B Company, amounting to approximately HKD1,416,195,000 (equivalent to approximately RMB1,503,008,000). Upon full conversion of the CB, the equity holding of A-B Company in the Company will increase to approximately 27%. During the period, approximately HKD907,920,000 (equivalent to approximately RMB963,575,000) of the CB were issued and the related proceeds were received from A-B Company. The CB so issued were converted into ordinary shares of the Company subsequent to the date of this report, and the remaining balance of the CB of approximately HKD508,275,000 (equivalent to approximately RMB539,433,000) is expected to be received in installment during the second half of 2003 and in 2004. The arrangement is expected to reduce the amount of the net current liabilities of the Group. Please refer to Note 20 and Note 25 for the details.

The Company is principally engaged in the production and distribution of beer products. The subsidiaries and associated companies are principally engaged in the production, sales and domestic and export trading of beer products.

The major acquisitions of the Company and its subsidiaries (the "Group") during the period are detailed in Note 5.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS

(a) The currently adopted accounting regulations and accounting standards

The accounts have been prepared in accordance with the "Accounting Standards for Business Enterprises" and "the Accounting Regulations for Business Enterprises" and related regulations, promulgated by the Ministry of Finance of the PRC.

(b) Financial year

The financial year runs from 1st January to 31st December of each calendar year.

(c) Basis of recording and measurement bases

The books and records are maintained on the accrual basis. Apart from those assets which were recorded at the revalued amount approved by the State-owned Assets Administration Bureau upon the Company's reorganisation to a joint stock company, all assets are stated at cost.

(d) Reporting currency and foreign currency translation

The Company maintains its books and records in Renminbi (RMB). The amounts of the accounts are expressed in RMB. Foreign currency transactions are translated into RMB at the exchange rates stipulated by the People's Bank of China prevailing at the beginning of the month of the transaction (or at the transaction date). As of balance sheet date, monetary assets and liabilities denominated in other currencies are translated into RMB at the exchange rate stipulated by the People's Bank of China prevailing at the balance sheet date. Except for the capitalised exchange gains or losses arising from specific loan for the purchases of assets, all exchange gains or losses are dealt with in the profit and loss account.

All assets and liabilities denominated in foreign currencies on the balance sheets are translated at the exchange rates stipulated by the People's Bank of China prevailing at the balance sheet date; shareholders' equity (except unappropriated profit) are translated at exchange rates stipulated by the People's Bank of China prevailing at the transaction date; unappropriated profit is recorded based on the amount stated on the profit and loss account after translation adjustments; profit and loss account items are translated at the average applicable rates during the period. Exchange differences arising from such translations are dealt with in the cumulative translation adjustment account on the translated balance sheet.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(CONT'D)*

(e) Adoption of new accounting standards

In the current period, the Group early adopted the Accounting Standards for Business Enterprises - Caikuai [2003] No. 12 "Events After the Balance Sheet Date (2003 revised)" enacted by the Ministry of Finance. The standard is effective for accounting periods commencing on or after 1st July 2003.

Caikuai [2003] No. 12 "Events After the Balance Sheet Date (2003 revised)" prescribes when an enterprise should adjust its accounts for events after the balance sheet date and the disclosures that an enterprise should give about the date when the accounts were authorised for issue and about events after the balance sheet date. In particular, if dividends are proposed or declared after the balance sheet date, an enterprise should not recognise those dividends as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively. The Group considers that this consequential changes made to the above accounting standard will not have a material impact on the accounts of the Group.

(f) Cash and cash equivalents

Cash represents cash on hand and deposits with banks and other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value.

(g) Short-term investments

Short-term investments mainly included entrusted loans. Entrusted loans are loans entrusted for lending through financial institutions and are stated at the loan balance advanced. Interest income is accrued and credited to the profit and loss account for the period as incurred. When the accrued interest income are due and not yet received, any further accruals cease to be made and previous accrued interest income is reversed. If there is indication that the principal amount of individual entrusted loan exceeds its recoverable amount, a provision for impairment is made.

(h) Accounts receivable and provision for bad debts

The Group uses "allowance method" in accounting for potential bad debts, pursuant to which provision for bad debts is made based on the collectibility of accounts receivable balances (including accounts receivable balances from related parties) as at period end. The management makes reasonable estimates on provision for bad debts based on aging analysis, previous experience and financial and operating situations of the customers. Provision for bad debts is further classified into specific bad debt provision and general doubtful debt provision.

Specific bad debt provision is made after an analysis of significant accounts receivable balances is performed. The aging of the balances, the financial, operational and cash flow condition of the debtors and the repayment pattern in current and subsequent periods, etc., are considered in the analysis before the amount of the provision is determined.

General bad debt provision is made based on individual circumstance. 50% and 100% provision is made for receivable balances aged within 1 to 2 years and over 2 years respectively.

When evidences indicate that the accounts receivable balances become uncollectible, for instance, when the debtors suffer from the liquidation, bankruptcies, net liabilities positions or inadequate cash flow, bad debts are written off in that period and used to offset the corresponding provision for bad debts that has previously been made for that balances.

(i) Inventories

Inventories mainly include raw materials, work-in-progress, packaging materials, auxiliary materials, low value consumables and finished goods.

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average cost basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs and related taxes necessary to make the sale. Low-value consumables and certain packaging materials are amortised into expenses over their estimated useful lives of one to five years using the straight-line method.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

The Group and the Company adopts the perpetual inventory system.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(CONT'D)*

(j) Long-term investments

Long-term equity investments

Long-term equity investments are accounted for using the cost method or equity method based on different circumstances.

(i) If the Group holds less than 20% voting share capital, or holds more than 20% voting share capital but has no control, no common control or no significant influence over the financial and operating policies of the investees, the long-term equity investments are accounted for using the cost method. Other than addition or reduction of the investments, the carrying amounts of investments remain unchanged. The Group's share of profit distribution or cash dividends declared by the investees are recognised as investment income for current period. Investment income recognised by the Group is limited to the proportionate share of the accumulated net profit earned by the investees after the Group's investments. The excess portion of the Group's share of profit distribution or cash dividends declared by the investees over the above limit is treated as withdrawal of initial investment cost, and should be offset against the carrying amounts of the investments.

(ii) If the Group holds 20% or more voting share capital, or holds less than 20% voting share capital but can exercise control, common control or significant influence over the financial and operating policies of the investees, the long-term equity investments are accounted for using the equity method. The carrying amounts of investments and the investment income for the current period are adjusted to recognise the Group's share of the post-acquisition net profits or losses of the investees for the period. The Group's share of profit distribution or cash dividends declared by the investees reduce the carrying amounts of the investments. The share of net loss of investee will cease to be recognised by the Company when the carrying amounts of investees are reduced to zero. If the investees begin to earn a profit in subsequent periods, the Group's share of net profit of the investees, after offsetting previous unrecognised share of losses, is adjusted against the carrying amount of the investment.

(iii) For investees accounted for using the equity method, the difference between the initial investment cost and the share of the shareholders' equity of the investees is treated as equity investment difference and is amortised using the straight-line method into the profit and loss account over 10 years.

Long-term debt investments

Long-term debt investments are recognised at cost of investments. The difference between the cost of long-term debt investments, after deduction of related expenses and accrued interests, and the face value of the debts is treated as discount or premium on debt investment. The amount of discount or premium is amortised using the straight-line method against debt interest income recognised over the period from the date of debt acquisition to its maturity. Interest income arising from debt investment is accounted for using the accrual basis, and is recognised as investment income for current period after adjusting the unamortised discount or premium on debt investments.

Provision for impairment on long-term investments

Provision for diminution in value of long-term investments is made when the recoverable amount of the investments is lower than their carrying amounts due to continuing decrease in their market price or deterioration in the operations of the investee and these conditions are expected not to be recovered in the foreseeable future. Provision for impairment of long-term investments is made based on the differences between the recoverable amount and the carrying amount of the long-term investments.

(k) Fixed assets and depreciation

The fixed asset recognition criteria of the Group are:

(1) buildings (including land use rights), plant and machinery, motor vehicles and other equipment, utensils and tools related to production with useful lives over 1 year.

(2) items which are not major facilities for production, but with useful lives of over 2 years and with cost of over RMB2,000.

Fixed assets are stated at cost or revaluation amount less accumulated depreciation and provision for impairment losses. The cost of a fixed asset comprises its purchase price plus relevant taxes and any directly attributable costs of bringing the asset to its working condition for its intended use. The revaluation amount determined based on the asset valuation undertaken upon the Company's reorganisation to a Joint-Stock Limited Company. Daily maintenance, repairs and overhaul expenditures incurred after the fixed assets have been put into operation is charged to the profit and loss account in the period in which they are incurred. Costs incurred for significant improvement and renewals, which have resulted in an increase in future economic benefits, are capitalised as additional costs of the fixed asset.

(k) Fixed assets and depreciation *(Cont'd)*

Except for land use rights which have no estimated residual value, depreciation is provided on a straight-line basis to write off the cost of the assets over their estimated useful lives, after taking into account their estimated residual value of 3% of cost. The estimated useful lives of fixed assets are as follows:

	Estimated useful lives	Yearly depreciation rate
Buildings (including land use rights)	20-50 years	2% - 5%
Plant and machinery	10-14 years	7.1% - 10%
Motor vehicles	5-12 years	8.3% - 20%
Other equipment	5-10 years	10% - 20%

The estimated residual value of land use rights mainly represents costs arising from the excess estimated useful lives of land use right over buildings. This estimated residual value of land use rights is transferred into the costs of buildings subsequently erected on the land. In the case if no buildings were subsequently erected on the land, the estimated residual value is transferred into intangible asset and amortised accordingly. When the fixed asset is disposed of, the difference between the carrying amount and proceeds from disposal is recognised in the profit and loss account for the current period.

At each balance sheet date, the Group reviews each of the fixed asset items. Provision for impairment losses is made for the excess of the carrying amount of an asset over its recoverable amount, which is caused by continued declining in market value, obsolete technology, damage, or idle usage, etc. When economic benefits can no longer be derived from the fixed assets, these assets are fully provided on an individual item basis and charged into profit and loss account for the current period.

(l) Construction-in-progress

Construction-in-progress represents buildings under construction and machinery and equipment under installation and testing, and is stated at cost. The costs include cost of construction, direct costs and the eligible capitalised borrowing costs from specific loans during the period of construction, installation and testing. Construction-in-progress is transferred to the fixed asset when it is ready for its intended use. No depreciation is provided for construction-in-progress.

At each balance sheet date, the Group conducts full-scale review of their respective construction-in-progress. Provision for impairment losses is made and charged into the profit and loss account for the amount of recoverable amount lower than its book value, for those construction-in-progress which construction is suspended and is expected not to resume in coming 3 years, the specification and technology are obsolete and the economic benefits of which are uncertain, or items which show other evidence for impairment losses.

(m) Borrowing costs

Borrowing costs represent interest expenses, amortisation of discount or premium and auxiliary charges, and expenses incurred in connection with the borrowings of funds and foreign exchange differences arising from foreign currency loans. They are normally directly charged to the current year profit and loss account.

Specific loans are loans borrowed specially for the construction of fixed assets. The related interest expenses, amortisation of discount or premium and exchange differences arising from specific loans are capitalised when: 1) expenditures for the specified construction are incurred; 2) the borrowing costs have incurred; and 3) upon the commencement of activities that are necessary for the asset to be ready for its intended use. Capitalisation of borrowing costs ceases upon the completion of activities that are necessary for the asset to be ready for its intended use.

The interest expenses arising from specific loans are capitalised based on the weighted average of accumulated interest expenses and the weighted average of respective loans, subject to the actual interest expenses incurred.

(n) Intangible assets and amortisation

Intangible assets represent land use rights, trademark and technology know-how.

The costs of land use rights purchased or obtained by way of payments of a land use fees are stated at the purchase price and recognised as intangible assets upon the commencement of self-use projects. The costs of land use rights are amortised on a straight-line basis over its estimated useful lives. The carrying values of land use rights will be transferred to construction-in-progress when the lands are developed for self-use projects.

(n) Intangible assets and amortisation *(Cont'd)*

Internally generated technology know-how are recognised at cost when they are properly registered and approved by authorised legal bureau. The costs include registration fee, legal consultant fee and other expenses incurred. All research and development fees incurred before the registration and approval of internally generated intangible assets are charged into the profit and loss account as an expense when incurred. The Group's technology know-how was injected by a minority shareholder of a subsidiary during the reorganisation of that subsidiary and was recorded at a value agreed among all shareholders of the subsidiary and is amortised on a straight-line basis over an expected period of inflow of economic benefits of 10 years.

Trademarks mainly represent the "TSINGTAO BEER" trademark injected by the founding shareholder into the Company on 16th June 1993 as capital injection. The recorded value of the trademark was determined based on a valuation amount approved by the State-Owned Assets Administration Bureau of the PRC. Amortisation of the trademark is provided for on a straight-line basis to write off the revalued amount of the trademark over its estimated useful lives of 40 years.

Other trademarks were acquired during acquisitions of certain subsidiaries and are amortised over their estimated useful lives ranging from 5-10 years.

The Group regularly reviews the estimated future economic benefits of each intangible asset items. When evidence indicates that the value of the intangible asset has been impaired, a provision for impairment losses is made for the excess of carrying amount over its recoverable amount.

(o) Long-term deferred expenses

Long-term deferred expenses represent improvement and maintenance expenditures on fixed assets upgrading expenditures on leased fixed assets, and other deferred expenses with amortisation period over 1 year (not including 1 year), and are recognised at cost.

Expenditures on improvement of leased fixed assets are actual repair expenditure incurred and evenly amortised over the shorter of the lease period and the remaining useful lives of the leased assets; other long-term deferred expenses are evenly amortised over the expected beneficial period using straight-line method.

Expenses incurred during the period of plant construction and planning are charged as expenses in the month of production commencement.

When long-term deferred expenses cannot generate probable future economic benefits, the unamortised portion is charged into the profit and loss account as an expense for the current period.

(p) Convertible bonds

Convertible bonds, before conversion, are stated at their carrying value and recognised as liabilities in the balance sheet. The difference between bonds carrying values and their face values is recognised as premium or discount and to be amortised on a straight-line basis to be charged to the profit and loss account as interest expense. When the bond holders exercise their conversion rights, the bonds will be converted at their fair values. The difference between the carrying amount of the convertible bonds and the face value of the shares converted, net of any expenses related to the share issuance, recognised as share premium.

(q) Contingent liabilities

An obligation arising from contingency is recognised as a liability when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of obligation can be measured with sufficient reliability.

The amounts of the contingent liabilities are recognised based on the best estimate of the required payment. When all or part of the obligation is reimbursed by the third parties or other parties, this reimbursement is recognised as an asset when it is probable of receipt to the extent of the related liability recognised.

(r) Revenue recognition

Revenue is recognised on the following bases:

(i) Turnover

Turnover represents revenue from sale of goods.

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the customer and when the Group does not exert rights of management and control over the goods.

Sales discounts are set off against revenue in the current period.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(CONT'D)*

(r) Revenue recognition *(Cont'd)*

(ii) Interest income

Interest income from bank deposits and other financial institutions is recognised on a time proportion basis on the amounts deposited and effective yield.

(s) Taxation

The Group provides for enterprise income tax on the basis of its profit before tax for financial reporting purposes, adjusted for income and expenses items which are not assessable or deductible and all the available tax benefits, at the applicable tax rates.

Deferred taxation is provided using the liability method. Deferred taxation is computed based on the current period's timing differences between profit as computed for taxation purposes and profits as stated in the accounts using current tax rates. Deferred taxation is provided for using the liability method. Temporary timing difference is provided at the prevailing tax rates.

A deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future. Others are treated as permanent timing difference during the period.

(t) Profit appropriations

The Company's profit appropriation and dividend distribution schemes are proposed by the board of directors and are submitted to the shareholders' general meeting for approval.

Net profit of the Company is to be appropriated in the following sequence:

(i) set off against prior years' losses;

(ii) transfer to statutory surplus reserves at 10% of current year net profit;

(iii) transfer to public welfare fund at 10% of current year net profit;

(iv) transfer to discretionary surplus reserves; and

(v) distribution of dividends.

In accordance with the Company's articles of association and Document Caikuai 1995 [31] issued by the State Ministry of Finance, appropriation to statutory surplus reserves, public welfare fund and discretionary surplus reserves should be based on the accounts prepared in accordance with the PRC accounting standards and regulations. In accordance with the Company's Articles of Association, profit distribution to shareholders should be made based on the lesser of the net income calculated in accordance with the PRC accounting standards and regulations and that calculated in accordance with the accounting principles generally accepted in Hong Kong.

In accordance with the Document Cai Kuai Zi [2003] No. 12 issued by the Ministry of Finance regarding the accounts adjustments on the Company's events after the balance sheet date, authorisation on release of accounts and disclosures on events after the balance sheet date, the Company should not recognise proposed dividends as liability for dividends proposed after the balance sheet date. Besides, if the going concern assumption of the Company is no longer valid as demonstrated by any events occurring after the balance sheet date, the company cannot use the going concern assumption as the basis to prepare its accounts. Such change in accounting policies should be adjusted retrospectively.

(u) Change of principal accounting policies and accounting estimates

The accounting policies should be changed when required by provisions of relevant laws or accounting standards, or when the change of accounting policies can provide more reliable and relevant accounting information for the Group's and the Company's financial positions, results of operations and cash flows.

Changes in accounting policies should be applied retrospectively unless the cumulative impact arising from the change in accounting policies that relates to prior years cannot be reasonably estimated, in which the change should be applied prospectively.

When there are uncertainties in operating activities which cannot be accurately and properly measured but can only be estimated or when there are changes in the basis of accounting estimates or as a result of new information obtained, more experiences accumulated, or any other subsequent changes or developments, the accounting estimates may need to be revised.

When the accounting estimates are revised, the revised accounting estimates are used in the accounting for transactions or events incurred in current period and future periods.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED ACCOUNTS *(CONT'D)*

(v) Basis of preparation of consolidated accounts

The consolidated accounts include the Company and subsidiaries, and are prepared based on the requirements of Caikuai [1995] No. 11 "the Interim Articles on issuance of consolidated accounts" and related regulation promulgated by the Ministry of Finance of the PRC.

The subsidiaries' turnover, cost of sales and profit and loss account during the year are included in the consolidated profit and loss account from the effective date of acquisition and up to the effective date of disposal when the control over the subsidiaries is ceased. Significant inter-group balances, transactions and unrealised profits are eliminated on consolidation. Minority interests represent the interests shared by third party shareholders over the operating results and net assets of subsidiaries.

Significant differences arising from various accounting policies adopted by the Company and the subsidiaries that have material impact to the Group's accounts are adjusted in accordance to Company's accounting policies.

3 NON-MONETARY TRANSACTION

During the six months ended 30th June 2003, there was no significant non-monetary transaction for the Group and the Company.

4 SEASONAL/CYCLICAL REVENUE

Summer and autumn times (May to October) of each year is the peak season for beer sales. The sales volume during the peak season is normally 1 to 2 times the sales volume in the slack season (November to April) of the following year.

5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) As at 30th June 2003, particulars of the principal subsidiaries of the Company are as follows:

Subsidiaries established/acquired on or before 31st December 2002.

Name of subsidiaries	Place of establishment and principal operation	Registered capital	Equity interest held by the Company		Principal activities
			Directly held	*Indirectly held*	
Tsingtao Brewery Huanan Holding Company Limited	Shenzhen, the PRC	RMB200,000,000	95%	–	Investment holding
Tsingtao Brewery (Zhuhai) Company Limited	Zhuhai, the PRC	RMB60,000,000	–	72.83%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Sanshui) Company Limited	Sanshui, the PRC	RMB41,335,505	–	71.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Chenzhou) Company Limited	Chenzhou, the PRC	RMB70,000,000	–	84.36%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Huangshi) Company Limited	Huangshi, the PRC	RMB5,000,000	–	90.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Yingcheng) Company Limited	Yingcheng, the PRC	RMB5,000,000	–	90.25%	Manufacturing and domestic trading of beer
Shenzhen Tsingtao Beer Asahi Company Limited	Shenzhen, the PRC	USD30,000,000	51%	–	Manufacturing and trading of beer
Shenzhen Tsingtao Brewery Sales Company Limited	Shenzhen, the PRC	RMB20,000,000	95%	–	Domestic trading of beer
Tsingtao Brewery Huadong Holding Company Limited	Shanghai, the PRC	RMB100,000,000	95%	–	Investment holding

5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES *(CONT'D)*

(a) As at 30th June 2003, particulars of the principal subsidiaries of the Company are as follows: *(Cont'd)*

Subsidiaries established/acquired on or before 31st December 2002. *(Cont'd)*

Name of subsidiaries	Place of establishment and principal operation	Registered capital	Equity interest held by the Company		Principal activities
			Directly held	*Indirectly held*	
Tsingtao Brewery Huadong Shanghai Sales Company Limited	Shanghai, the PRC	RMB3,000,000	–	94.05% (b) (ii)	Domestic trading of beer
Tsingtao Brewery Huadong Nanjing Sales Company Limited	Nanjing, the PRC	RMB1,000,000	–	93.88%	Domestic trading of beer
Tsingtao Brewery (Shanghai) Company Limited	Shanghai, the PRC	RMB50,000,000	–	90.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Wuhu) Company Limited	Wuhu, the PRC	RMB20,000,000	–	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Maanshan) Company Limited	Maanshan, the PRC	RMB5,000,000	–	90.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery Shanghai Songjiang Company Limited	Shanghai, the PRC	USD36,640,000	75%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Shouguang) Company Limited	Shouguang, the PRC	RMB60,606,060	99%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Weifang) Company Limited	Weifang, the PRC	RMB5,000,000	70%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Anqiu) Company Limited	Anqiu, the PRC	RMB5,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery No. 3 Company Limited	Pingdu, the PRC	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xuzhou) Company Limited	Peixian, the PRC	RMB39,336,899	66%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xuzhou Pengcheng) Company Limited	Pengcheng, the PRC	RMB5,000,000	90%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xuecheng) Company Limited	Xuecheng, the PRC	RMB45,000,000	85%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Tengzhou) Company Limited	Tengzhou, the PRC	RMB15,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Taierzhuang) Malt Company Limited	Taierzhuang, the PRC	RMB5,000,000	–	86.20%	Manufacturing and domestic trading of malt
Beijing Three Ring Asia Pacific Beer Company Limited ("Beijing Three Ring")	Beijing, the PRC	USD28,900,000	54% (d)	–	Manufacturing and domestic trading of beer

5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES *(CONT'D)*

(a) As at 30th June 2003, particulars of the principal subsidiaries of the Company are as follows: *(Cont'd)*

Subsidiaries established/acquired on or before 31st December 2002. *(Cont'd)*

Name of subsidiaries	Place of establishment and principal operation	Registered capital	Equity interest held by the Company		Principal activities
			Directly held	*Indirectly held*	
Beijing Five Star Tsingtao Brewery Company Limited	Beijing, the PRC	RMB862,000,000	37.64%	25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Fuzhou) Company Limited	Fuzhou, the PRC	USD26,828,100	75% (b) (i)	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Langfang) Company Limited	Langfang, the PRC	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery Xian Company Limited	Xian, the PRC	RMB222,200,000	76.10%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery Weinan Company Limited	Xian, the PRC	RMB50,000,000	28%	54.79%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Anshan) Company Limited	Anshan, the PRC	RMB50,000,000	60%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xingkaihu) Company Limited	Jixi, the PRC	RMB20,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	RMB20,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	RMB22,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Penglai) Company Limited	Penglai, the PRC	RMB37,500,000	80%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Rongcheng) Company Limited	Rongcheng, the PRC	RMB20,000,000	70%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery Import/ Export Company Limited	Qingdao, the PRC	RMB5,000,000	95%	–	Import/Export trading of beer
Tsingtao Brewery Sales Company Limited	Qingdao, the PRC	RMB5,000,000	95%	–	Domestic trading of beer
Tsingtao Brewery No. 5 Company Limited	Qingdao, the PRC	RMB34,610,000	93.79%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery Kai Fa Company Limited	Qingdao, the PRC	RMB1,320,000	100%	–	Domestic trading of beer
Tsingtao Brewery (Pingyuan) Company Limited	Pingyuan, the PRC	RMB5,000,000	90%	–	Manufacturing and domestic trading of beer

5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES *(CONT'D)*

(a) As at 30th June 2003, particulars of the principal subsidiaries of the Company are as follows: *(Cont'd)*

Subsidiaries established/acquired on or before 31st December 2002. *(Cont'd)*

Name of subsidiaries	Place of establishment and principal operation	Registered capital	Equity interest held by the Company		Principal activities
			Directly held	*Indirectly held*	
Tsingtao Brewery (Rizhao) Company Limited	Rizhao, the PRC	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Heze) Company Limited	Heze, the PRC	RMB10,000,000	90%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Wuhan) Company Limited	Wuhan, the PRC	RMB1,000,000	51%	44.22%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	RMB7,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Taizhou) Company Limited	Taizhou, the PRC	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Hong Kong) Trading Company Limited	Hong Kong	HKD500,000	100%	–	Trading of Tsingtao beer in Hong Kong
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	RMB29,410,000	–	50.23%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Doumen) Malt Company Limited	Zhuhai , the PRC	RMB10,000,000	–	90.25%	Manufacturing and domestic trading of malt
Tsingtao Brewery (Luzhou) Company Limited	Luzhou, the PRC	RMB111,110,000	55%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Nanjing) Company Limited	Nanjing, the PRC	USD5,000,000	75%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Suqian) Company Limited	Suqian, the PRC	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery Beifang Sales Company Limited	Beijing, the PRC	RMB29,980,000	80%	14.25%	Domestic trading of beer
Tsingtao Brewery Haerbin Northeast Sales Company Limited	Haerbin, the PRC	RMB10,000,000	85%	14.25%	Domestic trading of beer
Tsingtao Brewery (Laoshan) Company Limited	Tsingtao, the PRC	RMB16,635,592	50%	46.90%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited	Tengzhou, the PRC	RMB500,000	–	90%	Domestic trading of beer
Tsingtao Brewery (Suzhou) Company Limited	Taicang, the PRC	RMB5,000,000	10%	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery Huadong Hangzhou Sales Company Limited	Hangzhou, the PRC	RMB1,000,000	–	94.05% (b) (ii)	Domestic trading of beer

5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES *(CONT'D)*

(a) As at 30th June 2003, particulars of the principal subsidiaries of the Company are as follows: *(Cont'd)*

Subsidiaries established/acquired on or before 31st December 2002. *(Cont'd)*

Name of subsidiaries	Place of establishment and principal operation	Registered capital	Equity interest held by the Company *Directly held*	*Indirectly held*	Principal activities
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	RMB3,000,000	–	76.10%	Domestic trading of beer
Tsingtao Brewery Fuzhou Sales Company Limited	Fuzhou, the PRC	RMB2,000,000	95%	–	Domestic trading of beer
Tsingtao Brewery Xinan Sales Company Limited	Chengdu, the PRC	RMB2,000,000	60%	30%	Domestic trading of beer
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	RMB24,000,000	–	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Tianmen) Company Limited	Tianmen, the PRC	RMB18,000,000	–	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Taizhou) Sales Company Limited	Taizhou, the PRC	RMB6,800,000	–	48.45%	Domestic trading of beer
Tsingtao Changhong Shangwu Company Limited	Qingdao, the PRC	RMB1,000,000	95%	–	Car rental services
Tsingtao Brewery Zhaoshang Logistic Company Limited	Qingdao, the PRC	RMB2,000,000	51%	–	Logistic services and management
Tsingtao Brewery Chenzhou Sales Company Limited	Chenzhou, the PRC	RMB1,000,000	–	94.69%	Domestic trading of beer
Tsingtao Brewery Luzhong (Weifang) Sales Company Limited	Weifang, the PRC	RMB2,000,000	–	90.30%	Domestic trading of beer
Tsingtao Brewery (Xiamen) Company Limited	Xiamen, the PRC	RMB10,000,000	80%	–	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xiamen) Sales Company Limited	Xiamen, the PRC	RMB1,000,000	–	40%	Domestic trading of beer

During the six months ended 30th June 2003, the Group established the following new subsidiaries.

Name of new subsidiaries	Date of acquisition/ establishment	Place establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company (%) *Directly held*	*Indirectly held*	Principal activities
Tsingtao Brewery Haifeng Warehouse Company Limited	January 2003	Qingdao, the PRC	RMB10,000,000	–	52.25%	Warehousing, packaging and logistics
Tsingtao Brewery Baoji Company Limited (i)	January 2003	Baoji, the PRC	RMB1,000,000	30%	53.27%	Manufacturing and domestic trading of beer

(i) In January 2003, Tsingtao Brewery Company Limited ("the Company") and Xian Company jointly invested in a new company, namely Tsingtao Brewery Baoji Company Limited ("Tsingtao Baoji Company"), with authorised capital amounting to RMB1,000,000. The Company injected cash capital amounting to RMB300,000, which accounted for 30% of the total authorized capital; Xian Company injected cash capital amounting to RMB700,000, which accounted for 70% for the total authorized capital.

Xian Company and a third party named Baoji Brewery Company Limited ("Baoji Company") entered into a lease agreement in January 2003, pursuant to which Baoji Company leases all its operating fixed assets to Tsingtao Baoji Company at nil lease rentals. Tsingtao Baoji Company is a subsidiary jointly established by the Company and Xian Company for manufacturing of beers. During the lease term, Tsingtao Baoji Company will bear all the operating costs of Baoji Company.

5 INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES *(CONT'D)*

(b) In current year, there were changes in equity interests of the following subsidiaries:

(i) In January 2003, the Company entered into an agreement with Fujian Brewery (Singapore) Pte Limited for acquiring an additional 24% equity interest in Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") at a consideration of approximately RMB40,040,000. After the transaction, the effective ownership percentage held by the Company in Fuzhou Company increased from 51% to 75%.

(ii) In January 2003, Tsingtao Brewery (Shanghai) Company Limited, a subsidiary of the Company, transferred 10% of shareholdings in Tsingtao Brewery Huadong Shanghai Sales Company and Tsingtao Brewery Huadong Hangzhou Sales Company to Tsingtao Brewery (Wuhu) Company Limited, another subsidiary of the Company, at a consideration of RMB300,000 and RMB100,000 respecitvely. Such transactions have changed the indirect shareholding of the Company in Tsingtao Brewery Huadong Shanghai Sales Company and Tsingtao Brewery Huadong Hangzhou Sales Company from 94.53% to 94.05%.

(c) As at 30th June 2003, particulars of the principal associated companies of the Group are as follows:

Name of associated companies	Place of establishment and principal operation	Registered Capital	Equity Interest held by the Group		Principal activities	Ending Net Investment Cost
			directly held	*indirectly held*		
Tsingtao Brewery (Yangzhou) Company Limited	Yangzhou, the PRC	RMB5,000,000	20%	–	Manufacturing and domestic trading of beer	–
Tsingtao Beverage Company Limited	Qingdao, the PRC	RMB70,000,000	–	37.52%	Manufacturing and domestic trading of beverages	RMB19,736,570
Liaoling Tsingtao Brewery Sales Company Limited	Shenyang, the PRC	RMB2,000,000	30%	–	Domestic trading of beer	RMB657,794

The operating results of the above associated companies have been included in the consolidated and company accounts using the equity method if they are material to the operating results or financial position of the Group or the Company.

(d) In November 2001, the Company entered into an equity transfer agreement with Canada EVG Enterprises Inc ("EVG"), pursuant to which EVG will pay a cash consideration of US$5,787,000 to acquire a 25% equity interest in Beijing Three Ring owned by the Company. The Company will continue to own the remaining 29% equity interest in Beijing Three Ring. In 2002, EVG renegotiated with the Company for delaying the payment of the consideration for the equity transfer. Both parties then agreed that the rights and obligations of EVG's 25% equity ownership in Beijing Three Ring will be borne by the Company before the full settlement of the consideration. Up to 30th June 2003, the consideration had not been settled and the Company continued to consolidate Beijing Three Ring in its consolidated accounts based on its 54% equity interest held in the Company.

(e) In November 2001, Tsingtao Brewery Huanan Holding Company Limited (a subsidiary of the Group) and Tailian Brewery (Cayman Islands) Company Limited signed an equity transfer agreement, pursuant to which the Company will purchase Tailian's 30% equity interest in Guangxi Nanning Wan Tai Brewery Company Limited from Tailian Brewery at a consideration of RMB96,000,000. The name of Nanning Brewery will also be changed to Tsingtao Beer (Nanning) Company Limited ("Nanning Company") afterwards. As the equity transfer process had not yet been completed as at 30th June 2003, the Group and the Company did not account for this potential investment accordingly.

6 CASH AND BANK DEPOSITS

(a) Group

	30th June 2003 (Unaudited)			31st December 2002		
	Foreign currency balance	**Exchange rate**	**RMB equivalents**	Foreign currency balance	Exchange rate	RMB equivalents
Cash - RMB			**5,934,943**			2,472,224
Bank deposits - RMB			**1,038,123,971**			825,140,895
Subtotal			**1,044,058,914**			827,613,119
Foreign currency deposits						
– USD	**3,209,850**	**8.273**	**26,555,827**	3,206,774	8.277	26,544,044
– HKD	**201,458**	**1.061**	**213,838**	201,338	1.061	213,640
Total cash and bank deposits			**1,070,828,579**			854,370,803

(b) Company

	30th June 2003 (Unaudited)			31st December 2002		
	Foreign currency balance	**Exchange rate**	**RMB equivalents**	Foreign currency balance	Exchange rate	RMB equivalents
Cash - RMB			**1,648,135**			994,212
Bank deposits - RMB			**256,420,436**			254,467,422
Subtotal			**258,068,571**			255,461,634
Foreign currency deposits						
– USD	**2,855,017**	**8.273**	**23,618,145**	2,923,001	8.277	24,194,572
Total cash and bank deposits			**281,686,716**			279,656,206

(c) Cash and cash equivalents shown in the cashflow statements include:

	Group		Company	
	30th June 2003 ***(Unaudited)*** ***RMB***	30th June 2002 *(Unaudited)* *RMB*	**30th June 2003** ***(Unaudited)*** ***RMB***	30th June 2002 *(Unaudited)* *RMB*
Cash and bank deposits	**1,070,828,579**	942,642,241	**281,686,716**	216,004,288
Less: Fixed deposits with maturity more than three months	**28,000,000**	53,305,123	**28,000,000**	28,000,000
Restricted bank deposits	**35,509,153**	21,995,000	–	11,000,000
	1,007,319,426	867,342,118	**253,686,716**	177,004,288

(d) Restricted bank deposits are pledged deposits required to obtain bills facilities from the banks.

(e) Cash and cash equivalents in the cash flow statements have not included any fixed deposits, restricted bank deposits or bond investments with maturity date more than three months.

7 BILLS RECEIVABLE

	Group		Company	
	30th June 2003 *(Unaudited)* *RMB*	31st December 2002 *RMB*	**30th June 2003** *(Unaudited)* *RMB*	31st December 2002 *RMB*
Commercial bills	–	165,000	–	9,000,000
Bank bills	**65,364,120**	65,734,125	**9,650,237**	62,100,000
	65,364,120	65,899,125	**9,650,237**	71,100,000

The bills receivable are all unsecured and not pledged for any banking facilities.

8 DIVIDENDS RECEIVABLE

	Company	
	30th June 2003 *(Unaudited)* *RMB*	31st December 2002 *RMB* *(Note 45)*
Tsingtao Brewery Huanan Holding Company Limited	**44,650,000**	–
Shenzhen Tsingtao Brewery Sales Company Limited	**19,000,000**	–
Tsingtao Brewery Xian Company Limited	–	10,675,440
Total	**63,650,000**	10,675,440

9 ACCOUNTS RECEIVABLE

	Group		Company	
	30th June 2003 *(Unaudited)* *RMB*	31st December 2002 *RMB*	**30th June 2003** *(Unaudited)* *RMB*	31st December 2002 *RMB*
Accounts receivable	**352,726,335**	305,797,788	**377,349,430**	246,253,400
Less: Provision for doubtful debts	**(139,522,462)**	(138,076,054)	**(76,906,789)**	(70,556,695)
	213,203,873	167,721,734	**300,442,641**	175,696,705

The aging analysis of accounts receivable is as follows:

(a) Group

	30th June 2003 (Unaudited)				31st December 2002			
	Amount *RMB*	**Percentage** *(%)*	**Provision for bad debts** *RMB*	**Provision percentage** *(%)*	Amount *RMB*	Percentage *(%)*	Provision for bad debts *RMB*	Provision percentage *(%)*
Within one year	**202,956,455**	**57.54%**	**(5,551,413)**	**2.74%**	125,195,693	40.94%	(4,912,193)	3.92%
Within one to two years	**37,456,099**	**10.62%**	**(25,044,479)**	**66.86%**	56,665,486	18.53%	(12,060,933)	21.28%
Within two to three years	**15,734,405**	**4.46%**	**(14,642,100)**	**93.06%**	19,219,656	6.29%	(17,325,301)	90.14%
Over three years	**96,579,376**	**27.38%**	**(94,284,470)**	**97.62%**	104,716,953	34.24%	(103,777,627)	99.10%
Total	**352,726,335**	**100.00%**	**(139,522,462)**	**39.56%**	305,797,788	100.00%	(138,076,054)	45.15%

As at 30th June 2003, the aggregate amount of the Group's five largest accounts receivable balances was approximately RMB116,153,000 (31st December 2002: RMB126,545,000), being 27% (31st December 2002: 32%) of the total accounts receivable balance and long-term accounts receivable balances.

9 ACCOUNTS RECEIVABLE *(CONT'D)*

(a) Group *(Cont'd)*

As at 30th June 2003, the customers of the Group's five largest accounts receivable and long-term accounts receivable balances were as follows:

	Accounts receivable *(Unaudited)*	Percentage of accounts receivable and long-term receivable (%) *(Unaudited)*
* Tsingtao Brewery (Guangzhou) General Agency Co., Ltd. (Notes c and 40)	92,560,810	21.15%
* Beijing Tsingtao Brewery General Agency Co., Ltd.	11,245,784	2.57%
* Lichengzhen Jin Ying Fu Shi Operating Unit	5,271,625	1.20%
* Chang Chun Xin Di Trading Company	3,972,318	0.91%
* Guangzhou Shi Bai Hui Qu Long Gui Hung Da Sales Unit	3,102,323	0.71%
Total	116,152,860	26.54%

* Direct translation from the Chinese names

During the period, the Group wrote off uncollectible accounts receivable against the provision for bad debts in the amount of approximately RMB26,588,000 (31st December 2002: RMB63,691,000).

(b) Company

	30th June 2003 (Unaudited)				31st December 2002			
	Amount *RMB*	Percentage *(%)*	Provision for bad debts *RMB*	Provision percentage *(%)*	Amount *RMB*	Percentage *(%)*	Provision for bad debts *RMB*	Provision percentage *(%)*
Within one year	265,388,648	70.33%	(3,200,263)	1.21%	131,063,361	53.22%	(2,595,385)	1.98%
Within one to two years	56,492,207	14.97%	(21,059,809)	37.28%	47,579,232	19.33%	(7,538,671)	15.84%
Within two to three years	4,454,144	1.18%	(3,467,412)	77.85%	6,902,579	2.80%	(6,561,987)	95.07%
Over three years	51,014,431	13.52%	(49,179,305)	96.40%	60,708,228	24.65%	(53,860,652)	88.72%
Total	377,349,430	100.00%	(76,906,789)	20.38%	246,253,400	100.00%	(70,556,695)	28.65%

As at 30th June 2003, the Company's five largest accounts receivable balances amounted to approximately RMB126,245,000 (31st December 2002: RMB121,285,000), being 27% (31st December 2002: 36%) of the total accounts receivable and long-term receivable balances.

During the period, the Company wrote off uncollectible accounts receivable against the provision for bad debts in the amount of approximately RMB19,225,000 (31st December 2002: RMB33,588,000).

As at 30th June 2003, the customers of the Company with the five largest accounts receivable and long-term accounts receivable balances were as follows:

	Accounts receivable *(Unaudited)*	Percentage of accounts receivable and long-term receivable (%) *(Unaudited)*
* Tsingtao Brewery (Guangzhou) General Agency Co., Ltd. (Notes c and 40)	92,560,810	20.02%
* Beijing Tsingtao Brewery General Agency Co., Ltd.	11,245,784	2.43%
* Tsingtao Brewery (Taierzhuang) Malt Company Limited	8,711,942	1.88%
* Tsingtao Brewery Huadong Shanghai Sales Company Limited	6,992,430	1.51%
* Tsingtao Brewery No. 3 Company Limited	6,734,435	1.46%
Total	126,245,401	27.31%

* Direct translation from the Chinese names

9 ACCOUNTS RECEIVABLE *(CONT'D)*

(b) Company *(Cont'd)*

The Group and the Company made specific bad debt provisions on some individual accounts receivable balances. In addition, based on past experience and actual circumstances, the Group and the Company made full provision on balances which have been aged for over two years and with evidence indicating that they are uncollectible. For balances with only partial collection expected, provision is made for the expected uncollectible portion. For balances which have been outstanding for one to two years and over two years, a general provision of 50% and 100% is made, respectively, depending on individual circumstances.

The Group and the Company had no receivable balances owed from parties with 5% or above shareholdings in the Company.

(c) In 2001, the Group and the Company reached an agreement with a customer and a related company in connection with an aggregate outstanding receivable balance totalling RMB105,000,000 aged over three years. Pursuant to the agreement, the entire outstanding balances will be repayable in eight annual installments, commencing from 1st January 2002. In addition, Tsingtao Brewery Group Company Limited, a related company, also undertook to guarantee the repayment of the balance. As at 30th June 2003, unsettled amounts of approximately RMB10,000,000 and RMB83,000,000 respectively, were recorded in receivable and long-term accounts receivable on the consolidated balance sheets.

10 OTHER RECEIVABLES

The breakdown of other receivables is as follow:

	Group		Company	
	30th June 2003	31st December 2002	**30th June 2003**	31st December 2002
	(Unaudited)		***(Unaudited)***	
	RMB	*RMB*	***RMB***	*RMB*
Due from subsidiaries	–	–	**223,736,696**	494,184,883
Due from associated companies	–	6,544	–	6,544
Due from related companies	**40,148,572**	47,093,053	**24,763,728**	42,037,886
Others	**292,063,170**	246,907,678	**57,558,781**	40,968,518
Total	**332,211,742**	294,007,275	**306,059,205**	577,197,831
Provision for bad debts	**(53,204,674)**	(52,784,716)	**(33,521,789)**	(33,697,080)
	279,007,068	241,222,559	**272,537,416**	543,500,751

The aging analysis of other receivables is as follows:

(a) Group

	30th June 2003 (Unaudited)				31st December 2002			
	Amount	**Percentage**	**Provision for bad debts**	**Provision percentage**	Amount	Percentage	Provision for bad debts	Provision percentage
	RMB	***(%)***	***RMB***	***(%)***	*RMB*	*(%)*	*RMB*	*(%)*
Within one year	**210,378,201**	**63.33%**	**(1,186,944)**	**0.56%**	84,015,583	28.58%	(1,965,365)	2.34%
Within one to two years	**43,833,655**	**13.19%**	**(7,448,475)**	**16.99%**	134,380,896	45.70%	(8,049,948)	5.99%
Within two to three years	**40,546,827**	**12.21%**	**(24,257,780)**	**59.83%**	37,797,353	12.86%	(22,963,812)	60.76%
Over three years	**37,453,059**	**11.27%**	**(20,311,475)**	**54.23%**	37,813,443	12.86%	(19,805,591)	52.38%
Total	**332,211,742**	**100.00%**	**(53,204,674)**	**16.02%**	294,007,275	100.00%	(52,784,716)	17.95%

As at 30th June 2003, the Group's five largest other receivable balances amounted to approximately RMB114,633,000 (31st December 2002: RMB106,763,000), being 35% (31st December 2002: 36%) of the total other receivables balance.

10 OTHER RECEIVABLES *(CONT'D)*

(a) Group *(Cont'd)*

As at 30th June 2003, the five largest other receivables balances of the Group were as follows:

	Other receivable balance *(Unaudited)*	**Percentage of total other receivables balance (%)** *(Unaudited)*
* Tsingtao Beer (Nanning) Company Limited (Note 40(c))	66,201,494	19.93%
* Qingdao State Tax Import Export Management Unit	16,182,410	4.87%
* Qingdao Local Tax Investigation Unit	13,000,000	3.91%
* Tsingtao Brewery (Zhangzhou) Company Limited	11,500,000	3.46%
* Shenzhen You Yi Company	7,748,917	2.33%
Total	114,632,821	34.50%

* Direct translation from the Chinese names

(b) Company

	30th June 2003 (Unaudited)				31st December 2002			
	Amount *RMB*	**Percentage** *(%)*	**Provision for bad debts** *RMB*	**Provision percentage** *(%)*	Amount *RMB*	Percentage *(%)*	Provision for bad debts *RMB*	Provision percentage *(%)*
Within one year	**225,556,324**	**73.70%**	**-**	**-**	292,210,659	50.63%	-	-
Within one to two years	**39,602,844**	**12.94%**	**(4,593,358)**	**11.60%**	152,142,136	26.36%	(5,643,697)	3.70%
Within two to three years	**14,855,040**	**4.85%**	**(7,420,905)**	**49.97%**	71,557,707	12.40%	(17,609,375)	24.60%
Over three years	**26,044,997**	**8.51%**	**(21,507,526)**	**82.58%**	61,287,329	10.61%	(10,444,008)	17.04%
Total	**306,059,205**	**100.00%**	**(33,521,789)**	**10.95%**	577,197,831	100.00%	(33,697,080)	5.84%

As at 30th June 2003, the Company's five largest other receivable balances amounted to approximately RMB224,022,000 (31st December 2002: RMB358,784,000), being 73% (31st December 2002: 62%) of the total other receivable balance.

As at 30th June 2003, the five largest other receivables balances of the Company were as follows:

	Other receivable balance *(Unaudited)*	**Percentage of total other receivables balance (%)** *(Unaudited)*
* Tsingtao Brewery (Xiamen) Company Limited	164,460,000	53.73%
* Tsingtao Brewery Huadong Shanghai Sales Company Limited	18,879,296	6.17%
* Qingdao State Tax Import Export Management Unit	16,182,410	5.29%
* Qingdao Local Tax Investigation Unit	13,000,000	4.25%
* Tsingtao Brewery (Zhangzhou) Company Limited	11,500,000	3.76%
Total	224,021,706	73.20%

* Direct translation from the Chinese names

10 OTHER RECEIVABLES *(CONT'D)*

(b) Company *(Cont'd)*

Included in the Company's other receivables, aged from one to three years, were mainly loans receivable for providing working capital loan to the subsidiaries. The Company considered no provision for doubtful debts was necessary, taking into account the operating results of the subsidiaries. Management makes reasonable estimate on provision for doubtful debts based on previous experience and financial and operating results of the customers.

The Group and the Company had no receivable balances due from parties with 5% or above shareholding in the Company

11 PREPAYMENTS AND DEPOSITS

The aging analysis of prepayments and deposits is as follows:

(a) Group

	30th June 2003 (Unaudited)		31st December 2002	
	Amount *RMB*	**Percentage** *(%)*	Amount *RMB*	Percentage *(%)*
Less than one year	**153,925,188**	**90.28%**	168,269,160	98.85%
Within one to two years	**15,791,402**	**9.27%**	1,323,969	0.78%
Within two to three years	**320,458**	**0.19%**	395,491	0.23%
Over three years	**485,264**	**0.28%**	240,876	0.14%
Total	**170,522,312**	**100.00%**	170,229,496	100.00%

(b) Company

	30th June 2003 (Unaudited)		31st December 2002	
	Amount *RMB*	**Percentage** *(%)*	Amount *RMB*	Percentage *(%)*
Less than one year	**4,858,168**	**23.78%**	25,486,723	99.23%
Within one to two years	**15,381,310**	**75.28%**	4,846	0.02%
Within two to three years	–	–	–	–
Over three years	**192,785**	**0.94%**	192,785	0.75%
Total	**20,432,263**	**100.00%**	25,684,354	100.00%

The Group and the Company have no prepayments and deposits balances which was made to parties who own 5% or above shareholdings in the Company.

Prepayment and deposits balance of the Group and the Company aged over one year was mainly deposits paid for materials purchase.

12 INVENTORIES

	Group		Company	
	30th June 2003	31st December 2002	**30th June 2003**	31st December 2002
	(Unaudited)		***(Unaudited)***	
	RMB	*RMB*	***RMB***	*RMB*
Raw materials	**525,635,313**	365,491,380	**175,407,623**	122,181,491
Packaging materials	**313,489,757**	327,321,179	**7,739,232**	16,487,293
Low-value consumables and auxiliary materials	**270,247,940**	264,275,257	**40,103,824**	35,280,800
Materials on consignment	**18,427,155**	9,868,109	**–**	–
Work-in-progress				
Consigned goods	**158,373,226**	127,162,892	**30,746,907**	34,838,876
Finished goods	**112,555,047**	154,335,103	**22,020,161**	61,668,876
Total	**1,398,728,438**	1,248,453,920	**276,017,747**	270,457,336
Less: Provision for diminution in value of inventories	**(25,499,709)**	(24,646,812)	**(1,022,238)**	(1,022,238)
	1,373,228,729	1,223,807,108	**274,995,509**	269,435,098

Provision for diminution in value of inventories:

	Beginning of year	**Addition**	**Write off/ write back**	**End of year**
		(Unaudited)	*(Unaudited)*	*(Unaudited)*
	RMB	*RMB*	*RMB*	*RMB*
Group				
Raw materials	11,214,355	1,022,240	(66,979)	12,169,616
Finished goods	9,437,342	–	(1,007,422)	8,429,920
Others	3,995,115	1,091,399	(186,341)	4,900,173
Total	24,646,812	2,113,639	(1,260,742)	25,499,709

	Beginning of year	**Addition**	**Write off/ write back**	**End of year**
		(Unaudited)	*(Unaudited)*	*(Unaudited)*
	RMB	*RMB*	*RMB*	*RMB*
Company				
Raw material	1,022,238	–	–	1,022,238
Total	1,022,238	–	–	1,022,238

Provision for diminution in value is made based on the excess of original costs of inventories over their net realisable value when inventories are damaged, becoming wholly or partially obsolete, or when their selling prices are lower than their costs. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. During the six months ended 30th June 2003, the amounts of provision written back was mainly due to the write-back of provision for diminution made in prior years.

13 DEFERRED EXPENSES

Group

	Beginning of year *RMB*	Addition (Unaudited) *RMB*	Amortisation for the period (Unaudited) *RMB*	End of period (Unaudited) *RMB*	Reasons for balance retained at period end
Insurance	5,749,297	4,552,595	6,958,758	3,343,134	Not yet fully amortised
Advertising	3,542,306	2,963,052	6,166,348	339,010	Not yet fully amortised
Rental	520,252	1,331,763	240,738	1,611,277	Not yet fully amortised
Others	3,937,170	22,233,193	13,843,375	12,326,988	Not yet fully amortised
Total	13,749,025	31,080,603	27,209,219	17,620,409	

Company

	Beginning of year *RMB*	Addition (Unaudited) *RMB*	Amortisation for the period (Unaudited) *RMB*	End of period (Unaudited) *RMB*	Reasons for balance retained at period end
Insurance	3,479,458	573,872	3,556,376	496,954	Not yet fully amortised
Rental	151,099	162,415	291,373	22,141	Not yet fully amortised
Others	–	8,344,344	5,457,062	2,887,282	Not yet fully amortised
Total	3,630,557	9,080,631	9,304,811	3,406,377	

14 LONG-TERM EQUITY INVESTMENTS

	Group		Company	
	30th June 2003 ***(Unaudited)*** ***RMB***	31st December 2002 *RMB*	**30th June 2003** ***(Unaudited)*** ***RMB***	31st December 2002 *RMB* (Note 45)
Investments in subsidiaries (i)	**–**	–	**1,609,324,279**	1,722,465,835
Investments in associated companies (ii)	**25,134,107**	28,452,992	**5,395,491**	5,319,518
Other equity investments (iii)	**25,737,006**	25,711,604	**17,969,562**	17,969,562
Provision for impairment of long-term investment	**(4,061,918)**	(4,061,918)	**–**	–
Sub-total	**46,809,195**	50,102,678	**1,632,689,332**	1,745,754,915
Investment differences (iv)	**(135,085,671)**	(170,260,358)	**(86,433,321)**	(118,247,244)
Total	**(88,276,476)**	(120,157,680)	**1,546,256,011**	1,627,507,671

14 LONG-TERM EQUITY INVESTMENTS *(CONT'D)*

(i) The details of equity investments accounted for by the equity method are as follows:

Name of investees	Year of commencement and cessation	Initial investment *RMB*	Additional investment *RMB*	Total investment as at 31 December 2002 *RMB*	Prior year adjustment *RMB*	Total investment as at 31 December 2002 (Adjusted) *RMB* *(Note 45)*	Change in equity during the period (Unaudited) *RMB*	Dividend received during the period (Unaudited) *RMB*	Cumulative changes in equity (Unaudited) *RMB*	Total investment as at 30th June 2003 (Unaudited) *RMB*
Tsingtao Brewery Xian Company Limited	1996-2001	116,600,560	63,287,554	216,006,331	76,100,000	292,106,331	27,516,550	(76,100,000)	63,634,767	243,522,881
Shenzhen Tsingtao Brewery Huanan Holding Company Limited	2001	190,000,000	-	179,128,828	44,650,000	223,778,828	11,760,737	(44,650,000)	889,565	190,889,565
Tsingtao Brewery Shanghai Songjiang Company Limited	2000	153,750,000	-	156,292,765	-	156,292,765	756,515	-	3,299,280	157,049,280
Shenzhen Tsingtao Beer Asahi Company Limited	1997-1999	126,746,680	-	134,872,764	40,290,000	175,162,764	17,612,631	(40,290,000)	25,738,715	152,485,395
Tsingtao Brewery (Fuzhou) Company Limited	2001-2003	85,000,000	16,606,992	78,443,952	-	78,443,952	(3,563,272)	-	(26,726,312)	74,880,680
Shenzhen Tsingtao Brewery Sales Company Limited	1999	19,000,000	-	76,315,437	19,000,000	95,315,437	10,049,003	(19,000,000)	67,364,440	86,364,440
Beijing Three Rings Asia Pacific Beer Company Limited	2001	86,847,125	-	67,712,576	-	67,712,576	(2,688,536)	-	(21,823,085)	65,024,040
Tsingtao Brewery (Haerbin) Company Limited	2000	20,900,000	58,000,000	56,222,013	-	56,222,013	(3,181,354)	-	(25,859,341)	53,040,659
Tsingtao Brewery No.5 Company Limited	2000	37,625,391	-	57,220,965	-	57,220,965	3,195,140	-	22,790,714	60,416,105
Tsingtao Brewery (Luzhou) Company Limited	2001	61,110,000	-	48,634,977	-	48,634,977	4,011,744	-	(8,463,279)	52,646,721
Others	1993-2003	161,860,431	414,287,418	471,575,227	-	471,575,227	1,429,286	-	(103,143,336)	473,004,513
Total		1,059,440,187	552,181,964	1,542,425,835	180,040,000	1,722,465,835	66,898,444	(180,040,000)	(2,297,872)	1,609,324,279

The prior year adjustment was the adjustment made on distribution of dividend after financial year as a result of the Accounting Standards for business Enterprises - Caikuai [2003] No. 12 "Events After the Balance Sheet Date (2003 revised)". In addition, there are no material restrictions on realisation of investments held by the Group and the Company.

(ii) The Group's and the Company's main investments in associates are as follows:

Name of investees	**Balance as at beginning of period** *RMB*	**Decrease in equity during the period** (Unaudited) *RMB*	**Equity pick up in current peirod** (Unaudited) *RMB*	**Balance as at period end** (Unaudited) *RMB*
Canada Qinghua Company	2,077,625	–	–	2,077,625
Liaoling Shenqing Tsingtao Brewery Sales Company Limited	581,821	–	75,973	657,794
Others	2,660,072	–	–	2,660,072
Company total	5,319,518	–	75,973	5,395,491
Tsingtao Asahi Beverage Company Limited	23,131,428	–	(3,394,858)	19,736,570
Others	2,046	–	–	2,046
Group total	28,452,992	–	(3,318,885)	25,134,107

14 LONG-TERM EQUITY INVESTMENTS *(CONT'D)*

(iii) Other equity investments

Name of investees	30th June 2003 Investment sum *(Unaudited)* *RMB*	Proportion of shares held by the Company to the registered capital of the investees *(Unaudited)*
Shanghai International Ming Jiu Development Corporation	7,000,000	17.5%
Tianjin Lianying Corporation	4,884,300	60%
Tsingtao Yingxiao Club	3,985,261	25%
Others	2,100,001	
Company total	17,969,562	
Guangxi Bei Hai Real Estate	3,610,000	15%
Others	4,157,444	
Group total	25,737,006	

(iv) The details of equity investment differences are as follows:

Name of Investees	Reason of formation	Initial investment *RMB*	Beginning Balance *RMB*	Addition in current period *(Unaudited)* *RMB*	Amortisation of current period *(Unaudited)* *RMB*	Unamortised Balance *(Unaudited)* *RMB*
Tsingtao Brewery Shanghai Songjiang Company Limited	Acquisitions	(133,483,335)	(105,581,641)	-	6,674,167	(98,907,474)
Beijing Five Star Tsingtao Beer Company Limited	Acquisitions	(54,539,713)	(45,449,761)	-	2,726,986	(42,722,775)
Beijing Three Rings Asia Pacific Beer Company Limited	Acquisitions	49,285,564	41,071,303	-	(2,464,278)	38,607,025
Tsingtao Brewery (Fuzhou) Company Limited	Acquisitions	40,755,768	35,321,666	23,437,009	(2,819,022)	55,939,653
Others	Acquisitions	(84,114,799)	(43,608,811)	-	4,259,061	(39,349,750)
Company total		(182,096,515)	(118,247,244)	23,437,009	8,376,914	(86,433,321)
Indirectly held subsidiaries by the Group		(69,565,572)	(52,013,114)	-	3,360,764	(48,652,350)
Group Total		(251,662,087)	(170,260,358)	23,437,009	11,737,678	(135,085,671)

The investment difference of the Group and the Company are amortised over 10 years.

15 LONG-TERM DEBT INVESTMENT

(a) Group

Type	Face value *RMB*	Purchase price *RMB*	Accumulated amortisation of premium *(Unaudited)* *RMB*	Balance as at period end *(Unaudited)* *RMB*	Balance as at beginning of period *RMB*	Annual interest rate	Maturity date	Current period interest income *(Unaudited)* *RMB*	Cumulative interest income *(Unaudited)* *RMB*
Government Bonds	32,700,000	39,998,088	(6,050,365)	33,947,723	34,363,631	8.56%	December 2004	1,399,560	15,395,160
Others	3,000	3,000	-	3,000	3,000			-	-
Total	32,703,000	40,001,088	(6,050,365)	33,950,723	34,366,631			1,399,560	15,395,160

15 LONG-TERM DEBT INVESTMENT *(CONT'D)*

(b) Company

Type	Face value	Purchase price	Accumulated amortisation of premium *(Unaudited)*	Balance as at period end *(Unaudited)*	Balance as at beginning of period	Annual interest rate	Maturity date	Current period interest income *(Unaudited)*	Cumulative interest income *(Unaudited)*
	RMB	*RMB*	*RMB*	*RMB*	*RMB*			*RMB*	*RMB*
Government Bonds	32,700,000	39,998,088	(6,050,365)	33,947,723	34,363,631	8.56%	December 2004	1,399,560	15,395,160

In the opinion of the Company's directors, the underlying value of long-term debt investments is not less than the carrying value of such investments as at 30th June 2003.

16 FIXED ASSETS

The movements of fixed assets are as follows:

(a) Group

	30th June 2003 (Unaudited)					31st December 2002
	Building	Plant and machinery	Motor vehicles	Equipment	Total	Total
Original cost						
Beginning of period	2,650,470,907	5,028,556,782	405,582,268	206,891,452	8,291,501,409	7,784,843,365
Effect of acquisition of subsidiaries (unaudited)	–	–	–	–	–	163,850,701
Transfer in from construction-in-progress (unaudited)	10,088,459	71,302,695	–	17,113,245	98,504,399	333,304,512
Additions (unaudited)	4,085,658	46,256,806	–	12,106,004	62,448,468	147,911,724
Disposals (unaudited)	(6,144,014)	(78,559,031)	(11,952,163)	(1,737,559)	(98,392,767)	(138,408,893)
End of period (unaudited)	2,658,501,010	5,067,557,252	393,630,105	234,373,142	8,354,061,509	8,291,501,409
Accumulated depreciation						
Beginning of period	636,042,220	2,115,890,084	140,395,905	96,455,156	2,988,783,365	2,568,252,253
Effect of acquisition of subsidiaries (unaudited)	–	–	–	–	–	58,792,154
Charge for the period (unaudited)	31,903,069	164,796,682	19,322,985	15,914,479	231,937,215	457,345,228
Write-back on disposal (unaudited)	(602,273)	(30,492,282)	(5,686,551)	(1,273,255)	(38,054,361)	(95,606,270)
End of period (unaudited)	667,343,016	2,250,194,484	154,032,339	111,096,380	3,182,666,219	2,988,783,365
Net book value						
Beginning of period	2,014,428,687	2,912,666,698	265,186,363	110,436,296	5,302,718,044	5,216,591,112
End of period (unaudited)	1,991,157,994	2,817,362,768	239,597,766	123,276,762	5,171,395,290	5,302,718,044
Impairment loss						
Beginning of period	39,937,103	55,699,149	2,690,550	–	98,326,802	57,984,575
End of period (unaudited)	41,669,347	66,695,720	2,943,556	–	111,308,623	98,326,802
Net book value						
Beginning of period	1,974,491,584	2,856,967,549	262,495,813	110,436,296	5,204,391,242	5,158,606,537
End of period (unaudited)	1,949,488,647	2,750,667,048	236,654,210	123,276,762	5,060,086,667	5,204,391,242

16 FIXED ASSETS *(CONT'D)*

(a) Group *(Cont'd)*

As at 30th June 2003, approximately RMB22,685,000 of the Group's buildings, plant and machinery and motor vehicles (31st December 2002: RMB194,329,000) had been pledged as security for certain bank loans of the Group.

As at 30th June 2003, the building ownership certificates ("Building Ownership Certificates") for certain buildings of the Group with respective carrying value of approximately RMB362,703,000 (31st December 2002: RMB419,506,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Buildings Ownership Certificates and there will not be any significant adverse impact of such incidence on the daily operations of the Group and of the Company. Accordingly, no provision for fixed assets impairment was considered necessary. For certain buildings located on parcels of allocated lands, please refer to Note 18 for details.

(b) Company

	30th June 2003 (Unaudited)					31st December 2002
	Building	Plant and machinery	Motor vehicles	Equipment	Total	Total
Original cost						
Beginning of period	554,865,184	1,178,082,975	156,765,322	87,194,036	1,976,907,517	1,948,510,031
Transfer in from construction-in-progress (unaudited)	109,361	30,506,900	–	498,107	31,114,368	84,469,494
Additions (unaudited)	31,042	11,145,219	384,960	6,830,799	18,392,020	26,809,549
Disposals (unaudited)	(5,207,042)	(45,627,124)	(5,192,885)	(696,914)	(56,723,965)	(82,881,557)
End of period (unaudited)	549,798,545	1,174,107,970	151,957,397	93,826,028	1,969,689,940	1,976,907,517
Accumulated depreciation						
Beginning of period	147,827,085	693,524,567	62,683,143	44,440,433	948,475,228	885,989,082
Charge for the period (unaudited)	6,962,108	39,191,889	7,878,297	5,666,529	59,698,823	112,285,137
Write-back on disposals (unaudited)	(150,335)	(11,207,029)	(2,359,590)	(606,880)	(14,323,834)	(49,798,991)
End of period (unaudited)	154,638,858	721,509,427	68,201,850	49,500,082	993,850,217	948,475,228
Net book value						
Beginning of period	407,038,099	484,558,408	94,082,179	42,753,603	1,028,432,289	1,062,520,949
End of period (unaudited)	395,159,687	452,598,543	83,755,547	44,325,946	975,839,723	1,028,432,289
Impairment loss						
Beginning of period	–	8,000,000	–	–	8,000,000	–
End of period (unaudited)	–	2,950,331	–	–	2,950,331	8,000,000
Net book value						
Beginning of period	407,038,099	476,558,408	94,082,179	42,753,603	1,020,432,289	1,062,520,949
End of period (unaudited)	395,159,687	449,648,212	83,755,547	44,325,946	972,889,392	1,020,432,289

17 CONSTRUCTION-IN-PROGRESS

Construction project	Budgeted amount	Beginning of period	Addition *(Unaudited)*	Transfer to fixed assets *(Unaudited)*	Transfer out *(Unaudited)*	End of period *(Unaudited)*	Source of Financing	Proportion of amount invested to budgeted amount
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*		*(Unaudited)*
Plant 1 production line improvement	41,984,000	29,379,746	18,461,300	(21,506,928)	–	26,334,118	Internally generated fund	63%
Plant 2 production line improvement	20,269,500	5,183,971	11,466,370	(3,879,758)	–	12,770,583	Share issuance	63%
Plant 4 production line improvement	5,200,000	593,393	11,066,260	(5,707,542)	(1,215,022)	4,737,089	Internally generated fund	91%
New factory plant	31,925,645	29,055,553	21,851,966	–	(20,850,785)	30,056,734	Internally generated fund	94%
Malt production line improvement	7,000,000	5,764,777	270,518	(20,140)	–	6,015,155	Internally generated fund	86%
Others	25,526,243	31,580	384,000	–	–	415,580	Internally generated fund	2%
Company total	131,905,388	70,009,020	63,500,414	(31,114,368)	(22,065,807)	80,329,259		
Xian Company production line improvement	9,250,000	6,416,751	18,122,020	(15,786,493)	(121,922)	8,630,356	Internally generated fund	93%
Huangshi Company production line improvement	65,656,530	10,484,238	34,242,390	(414,591)	–	44,312,037	Bank loans	67%
Sanshui Company production line improvement	30,000,000	10,167,228	36,255,885	(29,266,677)	–	17,156,436	Share issuance	57%
Heze Company Production line improvement	51,747,850	191,408	36,350,867	–	–	36,542,275	Internally generated fund	71%
Tengzhou Company Production line improvement	4,787,000	1,235,955	4,042,633	(908,803)	–	4,369,785	Internally generated fund	91%
Zhuhai Company Production line improvement	40,391,900	4,170,446	14,190,676	–	–	18,361,122	Internally generated fund	45%
No. 5 Company Production line improvement	18,432,506	8,495,080	10,935,244	(3,755,058)	(757,857)	14,917,409	Internally generated fund	81%
Penglai Company Production line improvement	35,010,000	29,449,135	1,386,421	–	(157,000)	30,678,556	Internally generated fund	88%
Chenzhou Company Production line improvement	6,700,000	1,397,405	5,191,616	(687,462)	(30,852)	5,870,707	Internally generated fund	88%
Xuzhou Pengcheng Company Production line improvement	4,690,000	–	4,067,485	(75,281)	–	3,992,204	Internally generated fund	85%
Chongqing Company Production line improvement	9,123,978	1,503,201	450,461	–	(923,022)	1,030,640	Internally generated fund	11%
Anshan Company Production line improvement	550,000	1,351,658	408,522	(400,000)	(868,500)	491,680	Internally generated fund	89%
Shouguang Company Production line improvement	4,156,880	38,024	2,692,013	–	–	2,730,037	Internally generated fund	66%
Beijing Three Rings Company Production line improvement	4,158,365	782,446	1,442,521	(914,353)	–	1,310,614	Internally generated fund	32%
Beijing Five Stars Company Production line improvement	2,000,000	401,968	1,643,943	(452,805)	–	1,593,106	Internally generated fund	80%
Nanjing Company Production line improvement	1,115,407	13,711,651	3,600,000	–	(16,841,370)	470,281	Internally generated fund	42%
Shenzhen Asahi Company Production line improvement	9,000,000	2,332,445	2,549,020	(70,400)	–	4,811,065	Internally generated fund	53%
Langfang Company Production line improvement	46,482,520	31,116,103	3,937,110	–	–	35,053,213	Internally generated fund	75%
Import/Export Company Production line improvement	10,000,000	–	6,792,251	–	–	6,792,251	Internally generated fund	68%
Other subsidiaries Production line improvement	99,965,756	20,169,111	30,071,932	(14,658,108)	(2,490,496)	33,092,439	Internally generated fund	33%
Group total	585,124,080	213,423,273	281,873,424	(98,504,399)	(44,256,826)	352,535,472		

To the extent that the funds are borrowed specifically and used for the purpose of financing the construction of fixed assets, the capitalisation rates used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of the assets range from 3.98% to 5.72% per annum (31st December 2002: from 3.98% to 5.72% per annum). During the period, the Company capitalised approximately RMB587,000 (31st December 2002: RMB818,000) of borrowing costs.

18 INTANGIBLE ASSETS

(a) Group

Nature	Original cost (Unaudited) RMB	Accumulated amortisation (Unaudited) RMB	Beginning of period RMB	Additions (Unaudited) RMB	Transfer out (Unaudited) RMB	Amortisation (Unaudited) RMB	End of period (Unaudited) RMB	Remaining years of amortisation (year)	Source of financing
Trademarks	129,488,196	27,770,226	104,338,751	-	-	2,620,781	101,717,970	3.5-30.5	Injection by shareholders and acquisition of subsidiaries
Land use rights	669,452,612	91,802,865	583,807,874	1,181,300	(563,667)	6,775,760	577,649,747	40.5-47.5	Acquisition of subsidiaries
Technology know-how	18,629,100	7,405,360	12,108,916	-	-	885,176	11,223,740	5.5	Injection by minority shareholder
Others	20,585,313	4,251,812	16,358,743	673,750	-	698,992	16,333,501	0-8.5	Purchase and acquisition of subsidiaries
Total	838,155,221	131,230,263	716,614,284	1,855,050	(563,667)	10,980,709	706,924,958		

The additions of intangible assets of the period were mainly due to the acquisition and establishment of subsidiaries.

(b) Company

Items	Original cost (Unaudited) RMB	Accumulated amortisation (Unaudited) RMB	Beginning of period RMB	Additions (Unaudited) RMB	Transfer out (Unaudited) RMB	Amortisation (Unaudited) RMB	End of period (Unaudited) RMB	Remaining years of amortisation (year)	Source of financing
Trademarks	100,000,000	24,999,967	76,250,033	-	-	1,250,000	75,000,033	30.5	Injection by shareholders
Land use rights	87,975,035	17,953,887	71,371,312	-	(563,667)	786,497	70,021,148	40.5	Acquisition
Others	5,869,049	955,527	4,546,224	644,000	-	276,702	4,913,522	0-8.5	Acquisition
Total	193,844,084	43,909,381	152,167,569	644,000	(563,667)	2,313,199	149,934,703		

As at 30th June 2003, approximately RMB7,800,000 of land use right has to be sold to the original seller at cost if it is sold in the coming year.

As at 30th June 2003, the land use rights certificates ("Land Certificates") for certain lands of the Group with respective carrying value of approximately RMB34,762,000 (31st December 2002: RMB42,484,000) had not yet been obtained. After consultation with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and there will not be significant impact on the daily operation of the Group. Accordingly, no provision for intangible assets impairment was considered necessary.

In addition, as at 30th June 2003, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Land") owned by certain local municipal governments. As at 30th June 2003, the carrying values of the associated buildings and facilities constructed thereon were approximately RMB136,587,000 (31st December 2002: RMB121,952,000). The Group is now applying for the transfer of the legal title of these Allocated Land to the Group.

In the opinion of the Company's directors, the underlying value of the intangible assets was not less than its carrying value in the books of the Company as at 30th June 2003.

19 LONG-TERM DEFERRED ASSETS

(a) Group

Items	Original cost	Accumulated amortisation	Beginning of period	Additions	Amortisation	End of period	Remaining years of amortisation
	(Unaudited)	*(Unaudited)*		*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*(year)*
Xian Company Technological upgrading expenditure	2,127,681	972,659	1,097,026	156,553	(98,557)	1,155,022	3.5
Anqiu Company building use rights	1,570,681	745,769	916,230	–	(91,318)	824,912	9.5
Yingcheng Company technological upgrading expenditure	2,000,000	1,166,690	1,033,314	–	(200,004)	833,310	3.5
Others	5,022,906	1,507,607	3,780,335	226,669	(491,705)	3,515,299	0.5-8.5
Total	10,721,268	4,392,725	6,826,905	383,222	(881,584)	6,328,543	

(b) Company

Items	Original cost	Accumulated amortisation	Beginning of period	Additions	Amortisation	End of period	Remaining years of amortisation
	(Unaudited)	*(Unaudited)*		*(Unaudited)*	*(Unaudited)*	*(Unaudited)*	
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*(year)*
Advertising expenses	3,000,000	625,000	2,525,000	–	(150,000)	2,375,000	7.5
Others	504,101	99,301	455,400	–	(50,600)	404,800	8.5
Total	3,504,101	724,301	2,980,400	–	(200,600)	2,779,800	

20 LOANS

Loans of the Group and the Company mainly include bank loans bearing interest at rates determined by the People's Bank of China.

(a) Short-term loans and current portion of long-term loans

Type	Group		Company	
	30th June 2003	31st December 2002	**30th June 2003**	31st December 2002
	(Unaudited)		***(Unaudited)***	
	RMB	*RMB*	***RMB***	*RMB*
Secured loans	**48,000,000**	68,798,775	–	–
Guaranteed loans				
– by related parties	**125,000,000**	875,005,661	**100,000,000**	355,515,661
– by the Company	**1,005,578,386**	804,990,000	–	–
– by minority shareholders of subsidiaries	**125,000,000**	125,000,000	–	–
Loans on credit	**497,152,757**	905,741,287	**212,563,485**	626,000,000
Total	**1,800,731,143**	2,779,535,723	**312,563,485**	981,515,661
Short-term loans	**1,724,548,528**	2,669,481,347	**280,000,000**	946,000,000
Current portion of long-term bank loans	**76,182,615**	110,054,376	**32,563,485**	35,515,661
Total	**1,800,731,143**	2,779,535,723	**312,563,485**	981,515,661

As at 30th June 2003, the Group had no short-term loans which were overdue but had not yet been repaid.

20 LOANS *(CONT'D)*

(b) Long-term bank loans

Type	Group 30th June 2003 (Unaudited) RMB	Group 31st December 2002 RMB	Company 30th June 2003 (Unaudited) RMB	Company 31st December 2002 RMB
Guaranteed loans	**58,594,000**	48,218,934	**44,094,000**	48,218,934
Loans on credit	**27,738,902**	42,424,586	**–**	–
	86,332,902	90,643,520	**44,094,000**	48,218,934

Repayment term analysis:

	Group			Company		
	Bank loans			Bank loans		
Loan terms	**Foreign currency balances**	**Exchange rate**	**RMB equivalents**	**Foreign currency balances**	**Exchange rate**	**RMB equivalents**
Maturity within one to two years						
– Denmark Francs	400,000	1.2754	510,166			–
– Euro	158,618	9.4553	1,499,777			–
– RMB			29,530,000			20,530,000
Maturity within two to three years						
– Denmark Francs	400,000	1.2754	510,166			–
– Euro	158,618	9.4553	1,499,777			–
– RMB			24,520,000			19,220,000
Maturity within three to five years						
– Denmark Francs	800,000	1.2754	1,020,332			–
– Euro	317,235	9.4553	2,999,554			–
– RMB			4,344,000			4,344,000
Maturity over five years						
– Denmark Francs	5,400,000	1.2754	6,887,243			–
– Euro	1,354,995	9.4553	12,811,887			–
– RMB			200,000			–
Total			86,332,902			44,094,000

20 LOANS *(CONT'D)*

(c) Pursuant to the debt restructure agreements or acquisition agreements of certain subsidiaries, the interest charge on the Group's and the Company's loans of approximately RMB72,660,000 (31st December 2002: RMB89,368,000) and RMB71,358,000 (31st December 2002: RMB71,368,000) respectively were waived. The remaining loans bear interest at rates ranging from interest-free to 7.25% per annum (31st December 2002: interest-free to 7.25%).

Loans of the Group and the Company amounting to approximately RMB125,000,000 (31st December 2002: RMB875,006,000) and RMB100,000,000 (31st December 2002 RMB355,516,000) were guaranteed by a related company. In addition, loans of the Group amounting to approximately RMB125,000,000 (31st December 2002: RMB125,000,000) are guaranteed by certain minority shareholders of subsidiaries.

Approximately RMB1,005,578,000 (31st December 2002: RMB804,990,000) of the Group's loans are guaranteed by the Company.

Approximately RMB48,000,000 (31st December 2002: RMB68,799,000) of the Group's loans are secured by land use rights, buildings, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately RMB22,685,000 (31st December 2002: RMB194,329,000).

Most of the banking financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB1,650,822,000 (31st December 2002: RMB2,113,180,000) as at 30th June 2003. The board of directors of the Company is confident that the Group will be able to renew its short-term facilities upon maturity or to identify new sources of financing to replace the existing short-term facilities. Besides, as mentioned in Note 25, the Company had received part of the proceeds from issuance of convertible bonds to A-B Company of approximately HK$907,920,000 (equivalent to approximately RMB963,575,000) in 2003 and the remaining proceeds of approximately HK$508,275,000 (equivalent to approximately RMB539,433,000) will be received in the second half of 2003 and in year 2004. The upcoming proceeds can further reduce the net current liabilities of the Group.

21 BILLS PAYABLE

	Group		Company	
	30th June 2003	31st December 2002	**30th June 2003**	31st December 2002
	(Unaudited)		***(Unaudited)***	
	RMB	*RMB*	***RMB***	*RMB*
Commercial bills	**75,680,901**	145,316,251	**50,310,000**	124,375,903
Bank drafts	**428,787,104**	290,311,976	**–**	–
Total	**504,468,005**	435,628,227	**50,310,000**	124,375,903

22 ACCOUNTS PAYABLE, ADVANCE FROM CUSTOMERS, AND OTHER PAYABLES

The Group and the Company did not have any payable balances which were due to parties with 5% or above shareholdings in the Company. The increase in other payables in the current period was mainly due to outstanding consideration payable for acquisitions as at period end. The accounts payable and other payables aged over 3 years were mainly due to balances purchased upon acquisitions of subsidiaries. Advances from customers aged over 1 year were mainly deposits for purchases.

23 TAXES PAYABLE

Types of tax payable	Group 30th June 2003 (Unaudited) RMB	Group 31st December 2002 RMB	Company 30th June 2003 (Unaudited) RMB	Company 31st December 2002 RMB
Value added tax				
Unutilised input VAT credit, end of period/year	**(11,575,612)**	(13,694,161)	**(275,279)**	(604,329)
VAT payable, end of period/year	**68,997,626**	15,820,664	**19,905,891**	(2,462,560)
VAT payable, net	**57,422,014**	2,126,503	**19,630,612**	(3,066,889)
Consumption tax payable	**160,757,108**	111,163,002	**11,086,468**	7,078,821
Enterprise income tax payable	**8,442,164**	2,884,790	**(2,046,769)**	(4,450,281)
City construction tax payable	**10,220,941**	2,139,196	**2,143,489**	29,159
Hong Kong profits tax payable	**63,872**	275,849	**–**	–
Others	**1,628,552**	898,318	**44,363**	(2,771,324)
Total	**238,534,651**	119,487,658	**30,858,163**	(3,180,514)

24 ACCRUALS

Particulars	Group 30th June 2003 (Unaudited) RMB	Group 31st December 2002 RMB	Company 30th June 2003 (Unaudited) RMB	Company 31st December 2002 RMB
Selling & transportation expenses	**59,697,422**	17,893,907	**5,612,547**	3,313,892
Audit fee	**2,915,000**	4,960,170	**2,915,000**	4,960,170
Repairs and maintenance	**26,789,559**	3,915,188	**6,285,258**	592,069
Utilities	**7,570,336**	3,275,586	**441,798**	–
Interest expense	**7,660,877**	1,367,031	**3,318,695**	–
Import duties on materials	**916,278**	916,278	**916,278**	916,278
Others	**43,531,037**	13,865,102	**4,409,061**	601,108
Total	**149,080,509**	46,193,262	**23,898,637**	10,383,517

25 CONVERTIBLE BONDS

(a) Convertible bonds

Type	Face value RMB	Date of issue	Period	30th June 2003 (Unaudited) RMB
Mandatory convertible bonds	963,575,496	1st April 2003	7 years	963,575,496

(b) Bond interests

Type	Interest payable for the period (Unaudited) RMB	Accumulated interest paid (Unaudited) RMB	Interest payable as of period end (Unaudited) RMB
Mandatory convertible bonds	3,318,695	–	3,318,695

On 21st October 2002, the Company and Anheuser-Busch Companies, Inc ("A-B Company"), a shareholder of H Shares, entered into the Strategic Investment Agreement, pursuant to which A-B Company is obliged to subscribe for 3 tranches of mandatory convertible bonds ("CB") to be issued by the Company in an aggregate principal amount of approximately HK$1,416,195,000 (equivalent to approximately RMB1,503,008,000), commencing from 2003. The CB were/can be converted into 308,219,178 new H Shares issued by the Company as follows:

25 CONVERTIBLE BONDS *(CONT'D)*

(b) Refundable bond interests *(Cont'd)*

Tranche I of the CB ("Tranche I")

The total subscription amount of Tranche I is HK$280,800,000 (equivalent to approximately RMB298,013,000) which was issued to the order of A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July 2003. Tranche I is interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II is HK$627,120,000 (equivalent to approximately RMB665,562,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 newly issued H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within 7 years after the issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if A-B Company does not trigger the conversion before the Expiry Date. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the report, A-B Company has not exercised its conversion right.

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB539,433,000) which will be issued to A-B Company in several instalments in the second half of 2003 and in 2004. Tranche III will be converted into 114,219,178 newly issued H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within 7 years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the report, the Company has not issued any part of Tranche III to A-B Company.

Upon the conversion of each of Tranche I, Tranche II and Tranche III, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. However, the additional 7% of the shareholding held by A-B Company after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company will enjoy the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through the trustee, will be entitled to exercise the voting rights attached to such 7% shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares (H shares) class meetings of the Company.

26 SHARE CAPITAL

By a special resolution passed on 23rd January 2003, the authorised registered ordinary share capital was increased from RMB1,000,000,000 to RMB1,308,219,178 by the creation of 308,219,178 new H shares of RMB1 each.

The issued and fully paid share capital of the Company is RMB1,000,000,000 (31st December 2002: RMB1,000,000,000) divided into 1,000,000,000 (31st December 2002: 1,000,000,000) ordinary shares of RMB1 each. A summary of the share capital is set out below:

	30th June 2003 *(Unaudited)*		31st December 2002	
	RMB	***Percentage***	*RMB*	*Percentage*
State shares	**399,820,000**	**39.98%**	399,820,000	39.98%
PRC legal person shares	**53,330,000**	**5.33%**	53,330,000	5.33%
PRC public shares ("A Shares")	**200,000,000**	**20.00%**	200,000,000	20.00%
Overseas public shares ("H Shares")	**346,850,000**	**34.69%**	346,850,000	34.69%
Total	**1,000,000,000**	**100.00%**	1,000,000,000	100.00%

27 CAPITAL RESERVE

(a) Group

	Beginning balance RMB	Increase (Unaudited) RMB	Decrease (Unaudited) RMB	Ending balance (Unaudited) RMB
Share premium	1,549,707,662	–	–	1,549,707,662
Surplus on revaluation of fixed assets	6,304,398	–	–	6,304,398
Donations received	4,238,603	–	–	4,238,603
Forfeited payables balances of subsidiaries	10,903,866	237,500	–	11,141,366
Others	4,817,221	–	–	4,817,221
Total	1,575,971,750	237,500	–	1,576,209,250

(b) Company

	Beginning balance RMB	Increase (Unaudited) RMB	Decrease (Unaudited) RMB	Ending balance (Unaudited) RMB
Share premium	1,549,707,662	–	–	1,549,707,662
Surplus on revaluation of fixed assets	56,043,498	–	–	56,043,498
Donations received	4,238,603	–	–	4,238,603
Forfeited payables balances of subsidiaries	10,903,866	237,500	–	11,141,366
Others	4,817,221	–	–	4,817,221
Total	1,625,710,850	237,500	–	1,625,948,350

28 RESERVES

(a) Group

	Beginning balance RMB	Current period appropriation (Unaudited) RMB	Current period reduction (Unaudited) RMB	Ending balance (Unaudited) RMB
Surplus reserve	162,654,576	–	–	162,654,576
Public welfare fund	129,569,582	–	–	129,569,582
Total	292,224,158	–	–	292,224,158

(b) Company

	Beginning balance RMB	Current period appropriation (Unaudited) RMB	Current period reduction (Unaudited) RMB	Ending balance (Unaudited) RMB
Surplus reserve	126,752,841	–	–	126,752,841
Public welfare fund	97,483,620	–	–	97,483,620
Total	224,236,461	–	–	224,236,461

29 UNAPPROPRIATED PROFITS

	Group		Company	
	30th June 2003 *(Unaudited)* ***RMB***	31st December 2002 *RMB* *(Note 45)*	**30th June 2003** *(Unaudited)* ***RMB***	31st December 2002 *RMB* *(Note 45)*
Unappropriated profits, as previously reported	108,828,477	179,964,360	163,428,623	204,825,341
Net income effect of prior year adjustments	220,000,000	110,000,000	220,000,000	110,000,000
Unappropriated profits brought forward, after retrospective prior year adjustments	328,828,477	289,964,360	383,428,623	314,825,341
Add: Net profit for period/year	116,403,284	230,657,385	111,889,417	223,254,102
Less: profit appropriation to surplus reserve	–	(42,804,520)	–	(22,325,410)
Less: profit appropriation to public welfare fund	–	(38,988,748)	–	(22,325,410)
Less: Dividends	(220,000,000)	(110,000,000)	(220,000,000)	(110,000,000)
Unappropriated profits carried forward	225,231,761	328,828,477	275,318,040	383,428,623

30 TURNOVER AND COST OF SALES

(a) Business segments

The sole principal activity of the Group and the Company is the production and distribution of beer products and the profit from other operations attributed to less than 10% of the consolidated net profit of the Group. Accordingly, no analysis of business segment information is provided.

(b) Geographical segment

	Group	
	For the six months ended 30th June 2003 ***(Unaudited)*** ***RMB***	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Turnover		
Qingdao region	**1,082,293,059**	995,417,896
Other Shandong region	**607,474,545**	522,773,589
Hua Bei China region	**922,265,465**	811,254,205
Hua Nan China region	**1,243,984,922**	1,198,595,585
Overseas	**229,574,634**	129,982,428
Sub-total	**4,085,592,625**	3,658,023,703
Intra-segment elimination	**(250,130,590)**	(141,295,560)
Total	**3,835,462,035**	3,516,728,143
Cost of sales		
Qingdao region	**644,834,569**	566,702,745
Other Shandong region	**405,880,435**	350,996,831
Hua Bei China region	**599,990,960**	509,913,048
Hua Nan China region	**749,224,005**	709,526,441
Overseas	**137,861,962**	76,024,294
Sub-total	**2,537,791,931**	2,213,163,359
Inter-segment elimination	**(250,130,590)**	(141,295,560)
Total	**2,287,661,341**	2,071,867,799

30 TURNOVER AND COST OF SALES *(CONT'D)*

(b) Geographical segment *(Cont'd)*

No geographical analysis of the Company is provided as most of the sales and cost of sales incurred by the Company were attributable to markets within the Qingdao region.

For the six months ended 30th June 2003, sales made to the five largest customers of the Group and the Company amounting to approximately RMB350,842,000 and RMB277,427,000, respectively, being 9.15% and 21.48% of the turnover of the Group and the Company (for the six months ended 30th June 2002: RMB235,467,000 and RMB171,536,000, being 6.7% and 15.7%, respectively).

31 SALES TAXES AND SURCHARGES

		Group		Company	
Types	Basis of accrual	**For the six months ended 30th June 2003** *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB*	**For the six months ended 30th June 2003** *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Consumption tax	Refer to note 37(iv)	**349,860,509**	309,470,158	**52,785,141**	53,066,916
City construction tax	Refer to note 37(iii)	**34,850,949**	32,281,092	**9,144,945**	9,799,577
Others		**17,588,241**	21,856,358	**3,889,312**	4,375,474
Total		**402,299,699**	363,607,608	**65,819,398**	67,241,967

32 PROFIT FROM OTHER OPERATIONS

	Group		Company	
	For the six months ended 30th June 2003 *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB*	**For the six months ended 30th June 2003** *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Income from other operations				
Sale of materials	**1,732,219**	4,443,944	**196,623,320**	44,146,359
Sale of scraps	**7,055,163**	6,277,491	**632,458**	582,903
Others	**10,607,925**	17,270,909	**2,285,195**	4,536,794
Sub-total	**19,395,307**	27,992,344	**199,540,973**	49,266,056
Cost of other operations				
Sale of materials	**3,050,581**	6,159,558	**197,520,028**	46,226,836
Sale of scraps	**1,477,414**	1,201,441	**632,458**	599,871
Others	**7,621,879**	11,257,306	**714,572**	1,064,020
Sub-total	**12,149,874**	18,618,305	**198,867,058**	47,890,727
Profit from other operations	**7,245,433**	9,374,039	**673,915**	1,375,329

33 FINANCE EXPENSES, NET

	Group		Company	
	For the six months ended 30th June 2003	For the six months ended 30th June 2002	**For the six months ended 30th June 2003**	For the six months ended 30th June 2002
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	RMB	*RMB*	***RMB***	*RMB*
Interest expense	**(67,848,827)**	(77,310,179)	**(20,768,265)**	(30,583,159)
Interest income - subsidiaries	**–**	–	**–**	1,005,194
Interest income - others	**6,055,230**	6,433,640	**1,400,634**	1,612,630
Exchange differences, net	**(3,276,186)**	(1,490,626)	**(1,478,440)**	(1,470,939)
Others	**(1,932,126)**	(1,274,685)	**(2,836,903)**	(194,401)
Total	**(67,001,909)**	(73,641,850)	**(23,682,974)**	(29,630,675)

The capitalised borrowing costs for the Group amounted to approximately RMB587,000 in the current period (for the six months ended 30th June 2002: RMB2,260,000) (Note 17). The Company has no capitalised borrowing costs in the current period (for the six months ended 30th June 2002: Nil).

34 INVESTMENT INCOME

	Group		Company	
	For the six months ended 30th June 2003	For the six months ended 30th June 2002	**For the six months ended 30th June 2003**	For the six months ended 30th June 2002
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	RMB	*RMB*	***RMB***	*RMB*
Equity share in profits of subsidiaries	**–**	–	**(2,492,031)**	36,717,082
Equity share in (losses) profits of associated companies	**(3,318,885)**	(2,842,713)	**75,973**	(1,733,200)
Income from debt investments	**983,652**	983,652	**983,652**	983,652
Amortisation of investment differences	**11,737,678**	12,547,908	**8,376,914**	9,187,138
Others	**21,112**	(101,156)	**–**	–
Total	**9,423,557**	10,587,691	**6,944,508**	45,154,672

There are no significant restrictions on the repatriation of investment income of the Company and its subsidiaries.

35 SUBSIDY INCOME

During the process of the acquisitions of certain subsidiaries of the Group in the current period and prior years, the Group entered into various agreements with the relevant municipal governments. Under the terms of these agreements, these subsidiaries can enjoy various financial incentives granted by the relevant municipal governments, including financial subsidies determined based on the amounts of various taxes paid by the subsidiaries.

The Company's directors are not aware of any reasons that the said financial subsidies will not be available to the subsidiaries in the future.

36 NON-OPERATING INCOME AND EXPENSES

	Group		Company	
	For the six months ended 30th June 2003	For the six months ended 30th June 2002	**For the six months ended 30th June 2003**	For the six months ended 30th June 2002
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	RMB	*RMB*	***RMB***	*RMB*
Non-operating income				
Gain on disposal of fixed assets	**1,491,424**	426,750	**187,106**	20,000
Others	**2,188,030**	2,556,442	**413,677**	155,148
Total	**3,679,454**	2,983,192	**600,783**	175,148
Non-operating expenses				
Loss on disposal of fixed assets	**5,948,642**	1,440,816	**869,314**	224,137
Provision for impairment of fixed assets	**24,001,718**	26,871,725	**–**	8,000,000
Others	**5,465,504**	2,947,220	**2,671,214**	387,006
Total	**35,415,864**	31,259,761	**3,540,528**	8,611,143

37 TAXATION

	Group		Company	
	For the six months ended 30th June 2003	For the six months ended 30th June 2002	**For the six months ended 30th June 2003**	For the six months ended 30th June 2002
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	RMB	*RMB*	***RMB***	*RMB*
PRC Enterprise Income Tax (i)	**54,437,013**	54,937,992	**19,511,684**	22,698,323
Hong Kong profits tax (ii)	**478,130**	494,619	**–**	–
Write-off of deferred tax assets	**–**	2,974,562	**–**	2,974,562
Total	**54,915,143**	58,407,173	**19,511,684**	25,672,885

(i) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income for the period calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation, net profit earned by the Company is subject to profits tax at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March 1997 stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") are approved as foreign invested enterprises and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years.

Shenzhen Tsingtao Brewery Sales Company Limited is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years.

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Company Limited are established and operated in the Zhuhai and Xiamen Special Economic Zones, respectively, accordingly, they are subject to EIT at a rate of 15%.

Sanshui Company, which is approved as a foreign invested enterprise and operated in Sanshui, is subject to EIT at a rate of 24%.

Other subsidiaries of the Group which are established and operated in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the period.

37 TAXATION *(CONT'D)*

(ii) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (30th June 2002: 16%) on the estimated assessable profit for the period.

(iii) Value-added tax ("VAT")

According to the PRC value-added tax temporary regulations, the Group is subject to output value-added tax ("output VAT") which is calculated at 17% of the sales of tangible goods. The Group pays VAT on its purchases of raw material and auxiliary materials ("input VAT") which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays for city construction tax ("CCT") and educational surcharge ("ES") based on 7% and 3% of net VAT amount payable, respectively.

(iv) Consumption tax

For beer with an ex-factory price (including packaging material and related deposits) over RMB3,000 per ton, the consumption tax is RMB250 per ton. For all the other beer sold, the consumption tax remains at RMB220 per ton.

38 DIVIDENDS

During the period, the company's shareholders approved the payment of a final dividend of RMB220,000,000 for 2002 at the annual general meeting (RMB0.22 per share). The directors do not recommend the payment of an interim dividend for the six months ended 30th June 2003 (six months ended 30th June 2002: Nil).

	For the six months ended 30th June 2003 *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Dividend paid	**87,782,000**	–
Dividends proposed and declared		
2002 final: RMB0.22 per share (2001 final: RMB0.11 per share)	**220,000,000**	110,000,000

The final dividends for 2002 of RMB0.22 per share was proposed on 2nd April 2003. As at 30th June 2003, the dividend distribution progress has not been completed.

39 PRIOR YEAR ADJUSTMENTS

Prior to 1st January 2003, the Group recognised the proposed dividend declared after the balance sheet date as a liability. According to the Accounting Standards for Business Enterprises "Event After the Balance Sheet Date (2003 revised)"- Caikuai [2003]. No. 12 issued by the Ministry of Finance of the PRC, dividends payable to holders of equity instruments which are proposed or declared after the balance sheet date should not be recognised as a liability of an enterprise as at the balance sheet date. This change in accounting policy has been applied retrospectively.

40 RELATED PARTY TRANSACTIONS

Related party relationship mainly refers to:

a. Control of another enterprise directly or indirectly or being subject to control by another enterprise, and two or more enterprises being subject to common control by another enterprise;

b. Joint ventures;

c. Associated companies;

d. Major investors, key management or their close family members;

e. Enterprises controlled directly by the major investors, key management or their close family members.

Related parties with control relationship mainly represent subsidiaries and associated companies. Particulars of those entities are detailed in Note 5.

40 RELATED PARTY TRANSACTIONS *(CONT'D)*

The name and relationship with the Group of the related parties with no control relationship but with transactions or balances outstanding are as follows:

Name of company	Relationship with the Group
Tsingtao Brewery Group Co., Ltd.	Certain common directors and common major shareholder
Tsingtao Brewery Shi Ye Co., Ltd.	Certain common directors and common major shareholder
Tsingtao Brewery Real Estate Co., Ltd.	Certain common directors and common major shareholder
Tsingtao Brewery Engineering Co., Ltd.	Certain common directors and common major shareholder
Tsingtao Brewery Advertising Co., Ltd.	Certain common directors and common major shareholder
Tsingtao Brewery Trading Co., Ltd.	Certain common directors and common major shareholder
Xi'an Hans Beverages Company Limited	Minority shareholder of a subsidiary
Asahi Breweries Limited	Minority shareholder of a subsidiary
Itochu Corporation	Minority shareholder of a subsidiary
Sumikin Bussan Corporation	Minority shareholder of a subsidiary
Jiangsu Pexian State Owned Operations Centre	Minority shareholder of a subsidiary
Shandong Weifang Lanzai Brewery Company Limited	Minority shareholder of a subsidiary
Sichuan Huo Ju Hua Gong Company Limited	Minority shareholder of a subsidiary
Beijing Asia Shuang He Sheng Five Star Beer Company Limited	Minority shareholder of a subsidiary
Zhuhai Doumen Huang Mei Enterprise Group Company	Minority shareholder of a subsidiary
Fuzhou Brewery (Singapore) Private Company Ltd.	Minority shareholder of a subsidiary
Tsingtao Ou Mei Investment Holding Co. Ltd.	Minority shareholder of a subsidiary
Tsingtao Brewery (Guangzhou) General Agency Co. Ltd.	Associated company
Beijing Tsingtao Brewery General Agency Co. Ltd.	Associated company
Qinghua International Trade Development Corporation	Associated company
Tsingtao Brewery (Yangzhou) Company Limited	Associated company
Liaoling Shenqing Tsingtao Brewery Sales Company Limited	Associated company
Tsingtao Brewery (Nanning) Company Limited	Associated company
Tsingtao Brewery (Zhangzhou) Company Limited	Same directors

None of the above related companies own shares in the Company during the period.

40 RELATED PARTY TRANSACTIONS *(CONT'D)*

(a) **For the six months ended 30th June 2003, the Group had the following material transactions with related and associated companies:**

	For the six months ended 30th June 2003 ***(Unaudited)*** ***RMB***	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Included in turnover:		
Tsingtao Brewery (Yangzhou) Company Limited	**47,768**	621,920
Liaoling Shenqing Tsingtao Brewery Sales Company Limited	**40,582,785**	–
Total	**40,630,553**	621,920
Included in cost of sales:		
Tsingtao Brewery Trading Co., Ltd.	**6,281,831**	8,317,851
Shandong Weifang Lanzai Brewery Company Limited	**180,975**	1,660,344
Total	**6,462,806**	9,978,195
Advertising services provided by a related company:		
Tsingtao Brewery Advertising Co., Ltd.	**470,633**	–
Equipment installation services provided by a related company:		
Tsingtao Brewery Engineering Co., Ltd.	**79,800**	155,794
Guarantees provided by related companies for the Group's bank loans:		
Asahi Breweries Limited, Itochu Corporation, Sumikin Bussan Corporation	**125,000,000**	125,000,000
Tsingtao Brewery Group Co., Ltd.	**125,000,000**	912,080,000
Total	**250,000,000**	1,037,080,000

Tsingtao Brewery Group Co., Ltd., has provided a guarantee for the accounts receivable repayment plan of RMB105,000,000 due from a customer and a related company. As at 30th June 2003, approximately RMB92,561,000 was still outstanding, please refer to Notes 9 and 40(b).

40 RELATED PARTY TRANSACTIONS *(CONT'D)*

(b) **As at 30th June 2003, the Group had the following significant current balances with related and associated companies:**

	Group			Company	
	30th June 2003 *(Unaduited)* *RMB*	31st December 2002 *RMB*	Maximum balance for the period *RMB*	**30th June 2003** *(Unaudited)* *RMB*	31st December 2002 *RMB*
Included in short-term investment (entrusted loans) (Note (i)):					
Amounts due from subsidiaries	–	–	–	**892,219,041**	230,835,817
Tsingtao Brewery (Yangzhou) Company Limited	**66,450,000**	76,490,000	76,490,000	**66,450,000**	76,490,000
Total	**66,450,000**	76,490,000	76,490,000	**958,669,041**	307,325,817
Included in accounts receivable and long-term accounts receivable:					
Amounts due from subsidiaries	–	–	–	**202,360,187**	96,231,163
Tsingtao Brewery (Guangzhou) General Agency Co., Ltd. (Note (a))	**92,560,810**	92,560,810	92,560,810	**92,560,810**	92,560,810
Beijing Tsingtao Brewery General Agency Co., Ltd.	**11,245,784**	11,245,784	11,245,784	**11,245,784**	11,245,784
Tsingtao Brewery Shi Ye Co., Ltd.	**386,973**	156,652	386,973	**386,973**	156,652
Tsingtao Brewery (Yangzhou) Company Limited	**1,086,850**	1,086,850	1,155,884	**1,086,850**	1,086,850
Total	**105,280,417**	105,050,096	105,349,451	**307,640,604**	201,281,259
Included in other receivables:					
Amounts due from subsidiaries	–	–	–	**223,736,696**	494,184,883
Ou Mei Investment Holding Co., Ltd.	**2,000,000**	2,000,000	2,000,000	–	2,000,000
Tsingtao Brewery Shi Ye Co., Ltd.	**208,373**	19,061,291	19,061,291	**208,373**	19,061,291
Xian Hans Beverages Co., Ltd.	**66,104**	55,167	66,104	–	–
Tsingtao Brewery (Yangzhou) Co., Limited	–	6,544	6,544	–	6,544
Tsingtao Brewery Advertising Co., Ltd.	**3,329,517**	–	3,329,517	**10,777**	–
Tsingtao Brewery Group Company Limited	**5,000,000**	–	5,000,000	–	–
Tsingtao Brewery Engineering Co., Ltd.	**100,374**	1,538,070	1,635,451	**100,374**	1,538,070
Tsingtao Brewery Trading Co., Ltd.	**2,938,525**	2,938,525	2,938,525	**2,938,525**	2,938,525
Fuzhou Brewery (Singapore) Private Company Ltd.	**5,679**	–	5,679	**5,679**	–
Tsingtao Brewery (Zhangzhou) Company Limited	**11,500,000**	11,500,000	11,500,000	**11,500,000**	11,500,000
Zhuhai Doumen Huang Mei Enterprise Group Company	**5,000,000**	5,000,000	5,000,000	–	–
Tsingtao Brewery Real Estate Co., Ltd.	**10,000,000**	5,000,000	10,000,000	**10,000,000**	5,000,000
Total	**40,148,572**	47,099,597	60,543,111	**248,500,424**	536,229,313

40 RELATED PARTY TRANSACTIONS *(CONT'D)*

(b) **As at 30th June 2003, the Group had the following significant current balances with related and associated companies:** *(Cont'd)*

	Group			Company	
	30th June 2003 *(Unaduited)* *RMB*	31st December 2002 *RMB*	Maximum balance for the period *RMB*	30th June 2003 *(Unaudited)* *RMB*	31st December 2002 *RMB*
Included in prepayments and deposits:					
Tsingtao Brewery (Zhangzhou) Company Limited	259,078	–	1,114,801	–	–
Included in advances from customers:					
Advances from subsidiaries	–	–	–	226,526	2,460,198
Liaoling Shenqing Tsingtao Brewery Sales Company Limited	148,577	–	4,478,939	148,577	–
Total	148,577	–	4,478,939	375,103	2,460,198
Included in other payables:					
Amounts due to subsidiaries	–	–	–	17,695,651	21,726,457
Tsingtao Brewery Engineering Co., Ltd	656,498	967,023	967,023	–	–
Tsingtao Brewery Group Co., Ltd.	39,577	2,580,320	2,580,320	39,577	2,580,320
Tsingtao Brewery Real Estate Co., Ltd.	–	8,930	8,930	–	8,930
Jiangsu Peixian State Owned Operations Centre	1,028,000	1,028,000	1,028,000	–	–
Beijing Asia Shuang He Sheng Five Star Beer Co., Ltd.	25,972,083	26,472,083	26,472,083	–	–
Total	27,696,158	31,056,356	31,056,356	17,735,228	24,315,707
Included in accounts payable:					
Amounts due to subsidiaries	–	–	–	59,372,598	6,107,784
Tsingtao Brewery Trading Co., Ltd.	978,603	591,650	3,187,751	978,603	591,650
Tsingtao Brewery Shi Ye Co., Ltd.	1,228,548	89,686	1,228,548	1,218,048	40,886
Sichuan Huo Ju Hua Gong Co., Ltd.	702,446	282,904	704,446	–	–
Tsingtao Brewery Engineering Co., Ltd.	943,071	271,265	943,071	–	–
Total	3,852,668	1,235,505	6,063,816	61,569,249	6,740,320

Except for the amount mentioned in (a), the Group's and the Company's current balances with related parties are unsecured, non-interest bearing and have no fixed repayment term.

(i) As at 30th June 2003, the Company had provided approximately RMB892,219,000 (31st December 2002: RMB230,836,000) and RMB66,450,000(31st December 2002: RMB76,490,000) entrusted loans to the subsidiaries and an associated company, respectively, through the Bank of Communications and The Industrial and Commercial Bank of China. All the entrusted loans are unsecured and they will mature within one year.

40 RELATED PARTY TRANSACTIONS *(CONT'D)*

(c) **As detailed in Note 5, the equity transfer process of Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") was still in progress as at 30th June 2003. For the period ended 30th June 2003, the Group had the following material transactions with Nanning Company:**

	For the six months ended 30th June 2003 *(Unaudited)* *RMB*	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Included in Turnover	**4,828,100**	2,992,458
Included in Cost of sales	**119,355,088**	60,228,326

As at 30th June 2003, the current balances between the Group and Nanning Company were as follows:

	Maximum balance for the period	30th June 2003 *(Unaudited)*	31st December 2002 *(Unaudited)*
Included in accounts receivables	4,065,600	**3,150,600**	2,148,310
Included in accounts payables	4,611,675	–	4,611,675
Included in other receivables	66,201,494	**66,201,494**	66,201,494

41 NOTES TO CASH FLOW STATEMENTS

Cash payments for other operating activities during the period mainly include:

Type of payment	**Group**		**Company**	
	For the six months ended 30th June 2003 ***(Unaudited)*** ***RMB***	For the six months ended 30th June 2002 *(Unaudited)* *RMB*	**For the six months ended 30th June 2003** ***(Unaudited)*** ***RMB***	For the six months ended 30th June 2002 *(Unaudited)* *RMB*
Advertising expenses	**217,983,277**	151,590,045	**23,360,281**	22,743,166
Transportation expenses	**42,740,357**	63,695,756	**1,927,522**	9,800,177
Payments for manufacturing expenses, selling expenses and others	**370,509,217**	380,187,602	**109,861,393**	320,128,607
Total	**631,232,851**	595,473,403	**135,149,196**	352,671,950

42 CONTINGENT LIABILITIES

(a) Pursuant to the related policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as a staff welfare was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing Reform"). As at 31st December 2002, no formal plan has yet been developed by the Group and the Group and the Company have not announced any plans to their employees in respect of the arrangements. After seeking legal advice, the Company's board of directors are of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2003.

The Ministry of Finance issued Document Caikuai [2000] No. 295 on 6th September 2000 which became effective on the same date. The document prescribes the accounting treatments in relation to the Housing Reform. The Company's board of directors have studied the document and believe that such stipulations do not have any, material adverse impact on the Group and the Company, except for the potential impact of the housing subsidies mentioned above which could not be reasonably estimated.

(b) In November 2001, a distributor of the products of the Company ("the Claimant") filed a lawsuit with the Shandong Municipal Higher People's Court ("the Court") against the Company. The Claimant sued the Company for breach of a sales and distribution contract ("the Contract") and claimed for damages of approximately RMB 134,870,000. The Company denied the claim and it also filed a counter claim against the Claimant for delayed settlement of the outstanding receivable balances arising from sale of goods to the Claimant. In addition, the Company also demanded for a termination of the Contract, repayment of the outstanding receivable balance, as well as return of certain motor vehicles and beer-selling machinery provided to the Claimant by the Company before. As of the date of approval of these accounts by the board of directors, no verdict has yet been made by the Court. After consultation with the Company's legal advisor, the directors are of the opinion that it is pre-mature to conclude on the final outcome at this stage. However, they are confident that it is not expected to lead to any material negative impact on the operating results of the Group and the Company.

43 COMMITMENTS

As at 30th June 2003, the Group and the Company had no capital commitments which were authorised but not contracted and provided for:

The Group's and the Company's capital and rental commitments which were contracted but not provided for are as follows:

	Group		**Company**	
	30th June 2003 *(Unaudited)* ***RMB'000***	31st December 2002 *RMB'000*	**30th June 2003** *(Unaudited)* ***RMB'000***	31st December 2002 *RMB'000*
Capital commitments				
– Construction projects	**83,782**	94,561	**24,654**	28,739
– Investments and acquisitions	**48,000**	98,000	**48,000**	98,000
Sub-total	**131,782**	192,561	**72,654**	126,739
Expense commitments (Advertising expense)	**4,300**	–	**4,300**	–
Operating lease commitments payable less than one year	**470**	151	**–**	151
Total	**136,552**	192,712	**76,954**	126,890

44 SIGNIFICANT SUBSEQUENT EVENTS

As detailed in Note 25, in July 2003, A-B Company exercised its right to convert the Tranche I of the CB and the Company issued 60,000,000 new H shares to the order of A-B Company in accordance with the Strategic Investment Agreement signed on October 2002. The conversion price for the Tranche I was fixed at HK$4.68 (equivalent to approximately RMB4.96) per H Share.

45 COMPARATIVE FIGURES

The Group has prepared the accounts in accordance with the Accounting Standards for Business Enterprises "Events After the Balance Sheet Date" (2003 revised) (Caikuai [2003] No. 12) issued by the Ministry of Finance of the PRC. This has resulted in changes in the presentation of certain items and comparative financial information has been restated accordingly.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
SUPPLEMENTARY INFORMATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(1) RETURN ON EQUITY AND EARNINGS PER SHARE INDEX

For the six months ended 30th June 2003

	Group				Company			
	Return on Equity		Earnings Per Share		Return on Equity		Earnings Per Share	
Profit for the period	Fully Diluted	Weighted Average	Fully Diluted	Weighted Average	Fully Diluted	Weighted Average	Fully Diluted	Weighted Average
a. For the six months ended 30th June 2003 (Unaudited)								
Gross profit	37.02%	35.19%	1.1455	1.1455	13.51%	12.84%	0.4224	0.4224
Operating profit	5.94%	5.65%	0.1838	0.1838	4.08%	3.87%	0.1274	0.1274
Net profit	3.76%	3.58%	0.1164	0.1164	3.58%	3.40%	0.1119	0.1119
Net profit before extraordinary items	4.04%	3.84%	0.1249	0.1249	3.67%	3.49%	0.1148	0.1148
b. For the six months ended 30th June 2002 (Unaudited)								
Gross profit	35.02%	37.08%	1.0813	1.0813	12.15%	12.84%	0.3799	0.3799
Operating profit	6.78%	7.18%	0.2094	0.2094	3.40%	3.60%	0.1064	0.1064
Net profit	3.98%	4.21%	0.1228	0.1228	3.76%	3.97%	0.1175	0.1175
Net profit before extraordinary items	4.21%	4.45%	0.1299	0.1299	4.03%	4.26%	0.1259	0.1259

ROE and EPS are calculated based on the method specified in "Listed Companies Disclosure Regulation No. 9 – Computation and Disclosure of ROE and EPS".

(2) ANALYSIS OF ASSET IMPAIRMENT LOSSES

(a) Group

Item	Beginning of period *RMB*	Additions *(Unaudited)* *RMB*	Write back/ set off *(Unaudited)* *RMB*	End of period *(Unaudited)* *RMB*
Accounts receivables	138,076,054	28,034,826	(26,588,418)	139,522,462
Other receivables	52,784,716	1,904,940	(1,484,982)	53,204,674
Long-term receivables	21,191,858	–	–	21,191,858
Total provision for bad debts	212,052,628	29,939,766	(28,073,400)	213,918,994
Raw materials	11,214,355	1,022,240	(66,979)	12,169,616
Finished goods	9,437,342	–	(1,007,422)	8,429,920
Other inventories	3,995,115	1,091,399	(186,341)	4,900,173
Total provision for diminution in value of inventories	24,646,812	2,113,639	(1,260,742)	25,499,709
Provision for diminution in value of long-term investments	4,061,918	–	–	4,061,918
Land and buildings	39,937,103	1,732,244	–	41,669,347
Plant and machinery	55,699,149	22,016,468	(11,019,897)	66,695,720
Motor vehicles	2,690,550	253,006	–	2,943,556
Total provision for impairment of fixed assets	98,326,802	24,001,718	(11,019,897)	111,308,623

(2) ANALYSIS OF ASSET IMPAIRMENT LOSSES *(CONT'D)*

(b) Company

Item	Beginning of period *RMB*	Additions *(Unaudited)* *RMB*	Write back/ set off *(Unaudited)* *RMB*	End of period *(Unaudited)* *RMB*
Accounts receivables	70,556,695	25,575,431	(19,225,337)	76,906,789
Other receivables	33,697,080	662,516	(837,807)	33,521,789
Long-term receivables	21,191,868	–	–	21,191,868
Total provision for bad debts	125,445,643	26,237,947	(20,063,144)	131,620,446
Raw materials	1,022,238	–	–	1,022,238
Total provision for diminution of inventories	1,022,238	–	–	1,022,238
Plant and machinery	8,000,000	–	(5,049,669)	2,950,331
Total provision for impairment of fixed assets	8,000,000	–	(5,049,669)	2,950,331

(3) RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory accounts for the period ended 30th June 2003 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of "A" shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated balance sheet:

	30th June 2003 ***(Unaudited)*** ***RMB'000***	31st December 2002 *RMB'000*
Net assets as per accounts prepared under PRC GAAP	**3,094,128**	3,197,354
HK GAAP adjustments:		
Swap rate adjustment on IPO proceeds in 1993 (a)	**361,173**	361,173
Amortisation of exchange gain resulting from adoption of the unification of exchange rates (a)	**(182,042)**	(182,042)
Additional depreciation charges under HK GAAP (b)	**(95,664)**	(89,924)
Amortisation of investment differences under PRC GAAP (c)	**(52,221)**	(46,153)
Other swap rate adjustments in 1993 (d)	**(37,878)**	(37,878)
Amortisation of deferred taxation and goodwill under HK GAAP (f)	**(1,609)**	(1,216)
Issuance of convertible bonds (g)	**939,360**	–
Others	**(16,326)**	(17,108)
Net assets as per accounts prepared under HK GAAP	**4,008,921**	3,184,206

(3) RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP *(CONT'D)*

Impact on the consolidated income statement:

	For the six months end 30th June 2003 ***(Unaudited)*** ***RMB'000***	For the six months end 30th June 2002 *(Unaudited)* *RMB'000*
Profit attributable to shareholders under PRC GAAP	**116,403**	122,819
HK GAAP adjustments:		
Additional depreciation charges under HK GAAP (b)	**(5,740)**	(5,740)
Amortisation of investment differences under PRC GAAP (c)	**(6,068)**	(5,582)
Forfeited payable balances of subsidiaries (e)	**238**	–
Amortisation of deferred taxation and goodwill under HK GAAP (f)	**(393)**	(286)
Issuance of convertible bonds (g)	**3,549**	–
Others	**780**	1,820
Profit attributable to shareholders under HK GAAP	**108,769**	113,031

(a) Due to issuance of H shares in 1993, the Company had to report under HK GAAP for the first time since its establishment. For "H" share reporting, the Foreign Currency Exchange Swap Center ("Swap Centre") rates were used for translation of transactions denominated in foreign currencies instead of the official exchange rate adopted under the PRC GAAP. The proceeds from issuance of "H" shares that the Company collected in Hong Kong Dollar from investors were translated at the historical swap rate applicable at the time of the transaction. This has resulted in a RMB361,173,000 exchange differences.

As a result of the unification of exchange rates in the PRC effective on 1st January 1994, monetary assets and liabilities of the Company as at 1st January 1994 denominated in foreign currency were translated into RMB using the unified rate. The unified rate on 1st January 1994 was effectively determined based on the Swap Centre rate. An exchange gain of RMB182,042,000 arising from the retranslation of the foreign currency monetary assets and liabilities on 1st January 1994 was deferred and amortised into income over 5 years in the accounts prepared in accordance with PRC GAAP. Since the Swap Centre rates had already been used in preparing the accounts under HK GAAP as of and for the year ended 31st December 1993, the above noted exchange gain had already been reflected in the HK GAAP accounts as of and for the year ended 31st December 1993.

(b) As a result of the different foreign exchange rates adopted in preparing the accounts of 1993 under HK GAAP and PRC GAAP, the cost of fixed assets denominated in foreign currencies acquired up to 31st December 1993 was different between the two sets of accounts. This has resulted in additional depreciation charge of RMB5,740,000 in the accounts prepared in accordance with HK GAAP in current period (For the six months ended 30th June 2002: RMB5,740,000).

(c) Under PRC GAAP, the negative goodwill arising from the excess of the Group's share of the net assets of the subsidiaries acquired over the acquisition costs is amortised into the profit and loss accounts over 10 years. Under HK GAAP, the negative goodwill recognised is amortised on a straight-line basis over the weighted average remaining useful lives of the identifiable depreciable assets acquired. As a result of the difference in accounting treatment, net income was reduced by approximately RMB6,068,000 (For the six months ended 30th June 2002: RMB5,582,000) under HK GAAP.

(d) In 1993, foreign currencies transactions were translated into RMB at average official exchange rates prevailing on the dates of the transactions under PRC GAAP. Monetary assets and liabilities denominated in foreign currencies were translated into RMB at the average official exchange rate ruling at the end of each month. The exchange differences were dealt with in the profit and loss accounts of the year. However, under HK GAAP, foreign currencies transactions are translated into RMB at the applicable Swap Center exchange rate prevailing on the day of the transaction. Monetary assets and liabilities denominated in other currencies were translated into RMB at the applicable rates of exchange prevailing on the balance sheet date as quoted by the Swap Center. As a result of the different exchange rates used under the two GAAPs, exchange differences of RMB37,878,000 in 1993.

(e) During the period, a subsidiary of the Company obtained waivers from creditors on certain payable balances of approximately RMB238,000 (For the six months ended 30th June 2002: Nil). Pursuant to the requirements under PRC GAAP, such amount was credited directly to reserves while the amount waived was recognised as other income under HK GAAP.

(3) RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP *(CONT'D)*

(f) As a result of the implementation of the new HK SSAP 12 "Income Taxes", effective on accounting periods beginning on or after 1st January 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The major impact of the adoption of SSAP 12 to the Group and the Company is the temporary differences on different fair values of fixed assets recognised during acquisitions of subsidiaries in the A Share and H Share accounts, and the related amounts of the deferred taxation and goodwill balances. Comparatives presented have been restated to conform to the change in accounting policy.

Due to the changes in the goodwill balance, the related amortisation charge recorded is different from the A Share accounts.

(g) As noted in Note 25, on 21st October 2002, the Company and A-B Company, a shareholder of H shares, entered into a Strategic Investment Agreement, pursuant to which A-B is obliged to subscribe for 3 tranches of mandatory convertible bond ("CB") in an aggregate principal amount of HK$1,416,195,000 (equivalent to approximately RMB1,503,008,000), commencing from 2003. The CB will be convertible into 308,219,178 new H Shares issued by the Company. A-B Company will refund all interest payment, computed based on face value of the CB, to the Company upon conversion.

On 1st April 2003, Tranche I and Tranche II of the CB had been issued to A-B Company with an aggregate principal amount of HK$907,920,000 (equivalent to approximately RMB963,575,000), after deducting the net present value of the expected cash flow of refundable interests and related bond issuance transaction costs under HK GAAP. Pursuant to PRC GAAP requirements, the net principal amount of CB was recorded as a liability and the related interest paid/payable were expensed off when incurred which have reduced the net income of our A Share report. Under HK GAAP, the CB were recognised as shareholders' equity of the Group and the Company and the refundable interest paid/payable in each accounting period was recorded as a long-term receivable balance from A-B Company. As a result of the difference in the accounting treatments, net income was increased by approximately RMB3,549,000 (30th June 2002: Nil) under HK GAAP; and net assets were increased by approximately RMB939,360,000 (31st December 2002: Nil) under HK GAAP.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE SIX MONTHS ENDED 30TH JUNE 2003
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)
(EXPRESSED IN THOUSANDS OF RMB EXCEPT FOR PER SHARE DATA)

	Note(s)	**For the six months ended 30th June *2003* *(Unaudited)***	For the six months ended 30th June *2002* *(Unaudited)* *(Note 31)*
Turnover	3, 9, 27	**3,433,162**	3,162,548
Cost of sales	27	**(2,287,661)**	(2,071,868)
Gross profit		**1,145,501**	1,090,680
Other expenses, net		**(2,420)**	(4,015)
Distribution and selling expenses	27	**(595,009)**	(502,248)
General and administrative expenses		**(303,282)**	(301,240)
Operating profit	4	**244,790**	283,177
Finance costs	7	**(64,530)**	(77,310)
Share of losses of associated companies		**(3,319)**	(2,843)
Profit before taxation		**176,941**	203,024
Taxation	8	**(54,616)**	(58,109)
Profit after taxation		**122,325**	144,915
Minority interests		**(13,556)**	(31,884)
Profit attributable to shareholders	11	**108,769**	113,031
Dividends	10	**(220,000)**	(110,000)
Basic earnings per share	12	**RMB0.1088**	RMB0.1130
Fully diluted earnings per share	12	**RMB0.0991**	N/A

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE 2003
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)
(EXPRESSED IN THOUSANDS OF RMB)

	Note(s)	**30th June 2003 (Unaudited)**	31st December 2002 *(Note 31)*
Assets			
Non-current assets			
Fixed assets, net	13	**5,425,131**	5,571,972
Construction-in-progress		**347,687**	208,575
Intangible assets, net	14	**105,554**	107,778
Long-term investments, net	26	**54,771**	55,163
Investments in associated companies	26	**25,131**	28,448
Goodwill	15	**145,050**	139,594
Negative goodwill	16	**(103,313)**	(108,435)
Deferred tax assets	22	**12,420**	12,628
Other long-term assets	17, 27	**72,308**	69,397
		6,084,739	6,085,120
Current assets			
Cash and cash equivalents		**1,007,320**	762,166
Short-term bank deposits		**28,000**	29,000
Pledged bank deposits		**35,509**	63,205
Short-term investment		**–**	150
Bills receivable		**65,364**	65,899
Accounts receivable, net	17, 27	**213,204**	167,722
Deposits, prepayments and other receivables	27	**509,638**	491,121
Subsidies receivable		**1,697**	4,266
Inventories, net	18	**1,373,229**	1,223,807
		3,233,961	2,807,336

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Cont'd)

AS AT 30TH JUNE 2003
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)
(EXPRESSED IN THOUSANDS OF RMB)

	Note(s)	**30th June 2003** *(Unaudited)*	31st December 2002 *(Note 31)*
Current liabilities			
Short-term bank loans	19, 27	**1,724,549**	2,669,481
Current portion of long-term bank loans	19, 27	**76,182**	110,054
Accounts payable	21, 27	**788,633**	651,513
Bills payable		**504,468**	435,628
Advances from customers	27	**158,751**	147,983
Accruals		**169,081**	46,193
Taxes payable		**238,535**	119,488
Dividends payable to minority shareholders of subsidiaries		**16,983**	–
Other payables	27	**802,553**	749,384
Dividends payable		**132,218**	–
		4,611,953	4,929,724
Net current liabilities	19	**(1,377,992)**	(2,122,388)
Total assets less current liabilities	19	**4,706,747**	3,962,732
Long-term liabilities			
Long-term bank loans	19, 27	**86,333**	90,644
Other long-term liabilities		**11,575**	–
Deferred tax liabilities	22	**17,591**	18,098
		115,499	108,742
Minority interests		**582,327**	669,784
Net assets		**4,008,921**	3,184,206
Shareholders' equity			
Share capital	23	**1,000,000**	1,000,000
Convertible bonds	20	**935,811**	–
Reserves	24	**2,073,110**	1,964,206
Proposed dividends	24	–	220,000
		4,008,921	3,184,206

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2003
(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)
(EXPRESSED IN THOUSANDS OF RMB)

	For the six months ended 30th June *2003* ***(Unaudited)***	For the six months ended 30th June *2002* *(Unaudited)*
Net cash inflow from operating activities	**686,249**	678,536
Net cash outflow from investing activities	**(275,797)**	(280,003)
Net cash outflow from financing activities	**(165,432)**	(33,173)
Increase in cash and cash equivalents	**245,020**	365,360
Cash and cash equivalents at 1st January	**762,166**	502,110
Effect of foreign exchange rate changes	**134**	(128)
Cash and cash equivalents at 30th June	**1,007,320**	867,342

Cash and cash equivalents do not include the short-term bank deposits with maturities longer than 3 months and other cash and bank deposits required to place with banks for obtaining banks drafts. As at 30th June 2003, the short-term bank deposits and other cash and bank deposits were approximately RMB28,000,000 (30th June 2002: RMB21,995,000) and RMB35,509,000 (30th June 2002: RMB53,305,000), respectively.

TSINGTAO BREWERY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN HONG KONG)
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

	Share capital *RMB'000*	Share premium *RMB'000*	Convertible bonds *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Cumulative translation adjustment *RMB'000*	Unappropriated profits (Accumulated deficit) *RMB'000* *(Note 31)*	Proposed dividends *RMB'000*	Total *RMB'000* *(Note 31)*
As at 1st January 2003	1,000,000	1,893,826	–	162,654	129,569	339	(220,965)	220,000	3,185,423
Cumulative effect of change in accounting policy *(Note 2)*	–	–	–	–	–	–	(1,217)	–	(1,217)
As at 1st January 2003, restated	1,000,000	1,893,826	–	162,654	129,569	339	(222,182)	220,000	3,184,206
Dividends declared *(Note 10)*	–	–	–	–	–	–	–	(220,000)	(220,000)
Profit attributable to shareholders	–	–	–	–	–	–	108,769	–	108,769
Cumulative translation difference	–	–	–	–	–	135	–	–	135
Issuance of convertible bonds, net *(Note 20)*	–	–	935,811	–	–	–	–	–	935,811
As at 30th June 2003 (unaudited)	1,000,000	1,893,826	935,811	162,654	129,569	474	(113,413)	–	4,008,921
As at 1st January 2002	1,000,000	1,893,826	–	119,851	90,581	12	(141,719)	110,000	3,072,551
Cumulative effect of change in accounting policy *(Note 2)*	–	–	–	–	–	–	(646)	–	(646)
As at 1st January 2002, restated	1,000,000	1,893,826	–	119,851	90,581	12	(142,365)	110,000	3,071,905
Dividends declared *(Note 10)*	–	–	–	–	–	–	–	(110,000)	(110,000)
Profit attributable to shareholders	–	–	–	–	–	–	113,031	–	113,031
Cumulative translation difference	–	–	–	–	–	(128)	–	–	(128)
As at 30th June 2002, restated (unaudited)	1,000,000	1,893,826	–	119,851	90,581	(116)	(29,334)	–	3,074,808

(AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16th June 1993 as a joint stock company with limited liability. It obtained a Sino-foreign Joint Stock Company business license on 27th December 1995. Its "H" shares have been listed on The Stock Exchange of Hong Kong Limited since 15th July 1993 and its "A" shares have been listed on The Shanghai Stock Exchange since 27th August 1993.

On 21st October 2002, the Company signed a strategic investment agreement (the "Strategic Investment Agreement") with Anheuser-Busch Companies, Inc. ("A-B Company"). The Company is obliged to issue several tranches of mandatory convertible bonds ("CB") to A-B Company, amounting to approximately HKD1,416,195,000 (equivalent to approximately RMB1,503,008,000). Upon full conversion of the CB, the equity holding of A-B Company in the Company will increase to approximately 27% . During the period, approximately HKD907,920,000 (equivalent to approximately RMB963,575,000) of the CB were issued and the related proceeds were received from A-B Company. The CB so issued were converted into ordinary shares of the Company subsequent to the date of this report, and the remaining balance of the CB of approximately HKD508,275,342 (equivalent to approximately RMB539,433,000) is expected to be received in installment during the second half of 2003 and in 2004. The arrangement is expected to reduce the amount of the net current liabilities of the Group. Please refer to Note 19 and Note 20 for details.

The Company is principally engaged in the production and distribution of beer products. The subsidiaries and associated companies are principally engaged in the production, sales and domestic and export trading of beer products.

Please refer to Note 26 for details of the Group and the Company's major acquisitions during the period.

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim consolidated accounts of the Company and its subsidiaries (collectively referred to as the "Group" below) are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

These accounts are unaudited, but they have been reviewed by the audit committee of the Company.

These accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31st December 2002 except that the Group has adopted the SSAP 12 "Income Taxes" (revised) which are effective for accounting periods commencing on or after 1st January 2003.

The change to the Group's accounting policy and the effect of adopting this new policy is set out below:

Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets and investments, provisions for pensions and other post retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax bases. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES *(CONT'D)*

Deferred taxation *(Cont'd)*

As detailed in the Consolidated Statement of Changes in Equity, opening accumulated deficit at 1st January 2002 and 2003 have been reduced by approximately RMB646,000 and RMB1,217,000, respectively, which represent the increase in unprovided net deferred tax liabilities and goodwill as a result of the revised SSAP. As mentioned in Note 22, this change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December 2002 by approximately RMB7,527,000 (1st January 2002: RMB7,944,000) and RMB18,098,000 (1st January 2002: RMB19,114,000), respectively. In addition, as mentioned in Note 15 and 16, the goodwill and negative goodwill at 1st January 2003 have also been increased by approximately RMB8,213,000 and RMB6,423,000, respectively.

(a) Convertible bonds

The principal amount of the mandatory convertible bonds, net of related issuance transaction costs, is recorded as equity in the balance sheet. The estimated cash flows of the expected annual interest payments payable by the Company to the bondholder and the expected refunds from the bondholder receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion period) are discounted into their net present values using the average borrowing rate of the Company. The difference between the two net present values ("Discounted Net Present Value") has been offset against the principal amount of the bonds issued and is presented as a deferred gain under long-term liability in the balance sheet. The deferred gain is amortised on a straight-line basis and recognised as income of the Company throughout the expected conversion period. Actual bond interests paid and payable by the Company before conversion are presented as a long-term receivable balance in the balance sheet.

3 SEGMENTAL REPORTING

The sole principal activity of the Group is the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	For the six months ended 30th June 2003 (Unaudited)						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	906,244	515,752	762,219	1,020,861	228,086	–	3,433,162
Inter-segment sales	98,182	–	48,361	103,588	–	(250,131)	–
Total revenue	1,004,426	515,752	810,580	1,124,449	228,086	(250,131)	3,433,162
Results							
Segment results	116,192	12,646	35,659	55,346	85,930		305,773
Unallocated expenses, net							(60,983)
Operating profit							244,790
Finance costs							(64,530)
Share of losses of associated companies	(3,319)	–	–	–	–	–	(3,319)
Profit before taxation							176,941
Taxation							(54,616)
Profit after taxation							122,325
Minority interests							(13,556)
Profit attributable to shareholders							108,769

3 SEGMENTAL REPORTING *(CONT'D)*

	For the six months ended 30th June 2002 (Unaudited)						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hau Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000* *(Note 31)*
Turnover							
External sales	889,540	450,793	685,639	1,006,594	129,982	–	3,162,548
Inter-segment sales	25,932	254	27,852	87,257	–	(141,295)	–
Total revenue	915,472	451,047	713,491	1,093,851	129,982	(141,295)	3,162,548
Results							
Segment results	150,467	89	23,015	112,957	49,395		335,923
Unallocated expenses, net							(52,746)
Operating profit							283,177
Finance costs							(77,310)
Share of losses of associated companies	(2,843)	–	–	–	–	–	(2,843)
Profit before taxation							203,024
Taxation							(58,109)
Profit after taxation							144,915
Minority interests							(31,884)
Profit attributable to shareholders							113,031

4 OPERATING PROFIT

The consolidated operating profit was determined after charging (crediting) the following items:

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Costs of inventories (including depreciation, amortisation and staff costs)	**2,287,661**	2,071,868
Depreciation of owned fixed assets	**243,169**	225,576
Provision for impairment losses of fixed assets	**24,002**	26,872
Amortisation of intangible assets (including in general and administrative expenses)		
– Trademark	**1,314**	1,441
– Technology know-how	**885**	87
– Others	**699**	543
Amortisation of goodwill (included in other expenses, net)	**8,667**	4,320
Amortisation of negative goodwill (included in other expenses, net)	**(5,122)**	(4,981)
Loss on disposal of fixed assets, net	**4,457**	1,014
Auditors' remuneration	**2,915**	2,544
Operating lease rentals on land and buildings	**6,941**	7,341
Provision for doubtful debts	**28,035**	27,861
Write-down of inventories to net realisable value	**2,114**	1,266
Write-back of provision for inventories	**(1,261)**	(3,913)
Provision for impairment of long-term equity investment	**–**	155
Research and development costs	**842**	1,633

5 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Wages and salaries	**189,089**	157,783
Social security costs	**22,278**	16,844
Pension costs – defined contribution plans	**50,596**	44,736
Staff employment medical benefits	**2,803**	1,086
Total	**264,766**	220,449

6 EMOLUMENTS OF DIRECTORS, SUPERVISORY COMMITTEE MEMBERS AND THE FIVE HIGHEST PAID INDIVIDUALS

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Directors' emoluments		
Non-executive directors		
– Directors' fee	–	–
– Other emoluments	–	–
Executive directors		
– Directors' fee	–	–
– Salaries, allowances and benefits-in-kind	**142**	173
– Performance related bonuses	–	–
– Retirement fund contributions	**14**	12
– Compensation paid for loss of office	–	–
Total	**156**	185

Management's emoluments

Details of emoluments of the five highest paid individuals (including directors and employees) are as follows:

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Salaries, allowances and benefits-in-kind	**349**	417
Performance related bonuses	–	–
Retirement fund contributions	**14**	12
Compensation paid for loss of office	–	–
Total	**363**	429

Supervisory committee members' emoluments

The emoluments of the five existing and former committee members are as follows:

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Salaries, allowances and benefits-in-kind	**75**	81
Performance related bonuses	–	–
Retirement fund contributions	**14**	12
Compensation paid for loss of office	–	–
Total	**89**	93

6 EMOLUMENTS OF DIRECTORS, SUPERVISORY COMMITTEE MEMBERS AND THE FIVE HIGHEST PAID INDIVIDUALS *(CONT'D)*

Out of the five highest paid individuals, none (for the period ended 30th June 2002: none) are directors of the Company. For the period ended 30th June 2003, emoluments of each of the directors and the five highest paid individuals (including directors, supervisory committee members and employees) were less than RMB530,000 (equivalent to HK$500,000) (for the period ended 30th June 2002: same) and no director has waived or agreed to waive any emoluments. During the period, no (for the period ended 30th June 2002: No) emoluments were paid to the five highest paid individuals (including directors, supervisory committee members and employees) as an inducement to join the Group or as compensation for loss of office. No (for the period ended 30th June 2002: No) emoluments were paid to non-executive directors.

7 FINANCE COSTS

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Interest on bank loans and overdrafts wholly repayable within 5 years	**65,117**	79,570
Less: amounts capitalised in construction-in-progress	**(587)**	(2,260)
Total	**64,530**	77,310

8 TAXATION

(a) Profits tax

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000* (Note 31)
Hong Kong profits tax (i)	**478**	495
PRC Enterprise Income Tax ("EIT") (ii)	**54,437**	54,938
Write-back of deferred tax assets	**–**	2,975
Less: Deferred taxation relating to reversal of temporary differences (iii)	**(299)**	(299)
	54,616	58,109

The taxation on the Group's profit before taxation differ from the theoretical rate as follows:

	For the six months ended 30th June, 2003 ***(Unaudited)***	For the six months ended 30th June, 2002 *(Unaudited)*
Statutory tax rate	**33%**	33%
Tax effect of income or expense that is not taxable/deductible in determining taxable profit	**9%**	13%
Loss sustained by subsidiaries	**9%**	3%
Effect of different taxation rate of different subsidiaries of the Group	**(17)%**	(18)%
Others	**(3)%**	(2)%
Effective tax rate	**31%**	29%

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

8 TAXATION *(CONT'D)*

(a) Profits tax *(Cont'd)*

(ii) EIT

EIT is provided on the assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the EIT law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited and Shenzhen Tsingtao Beer Asahi Company Limited were approved as foreign invested enterprises and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years.

Shenzhen Tsingtao Brewery Sales Company Limited is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years.

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Co., Ltd. were established in the Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Sanshui Company, which was approved as a foreign invested enterprise and operates in Sanshui, is subject to EIT at a rate of 24%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the period.

(iii) In current period, the Group adopted, for the first time, SSAP 12 "Income Taxes" (revised) issued by the HKSA. The details of the effect on the accounts of the Group has been mentioned in Note 2 to the accounts.

(b) Value-added tax ("VAT")

According to the PRC VAT temporary regulations, the Group is subject to output value-added tax ("output VAT") which is calculated at 17% of the sales of tangible goods. The Group pays VAT on its purchases of raw materials and auxiliary materials ("input VAT") which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays city construction tax and educational surcharge based on 7% and 3% of net VAT amount payable, respectively.

(c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Caishui [2001] No. 84), which states that for beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is RMB220 per ton.

9 SEASONAL/CYCLICAL REVENUE

Summer and autumn times (May to October) of each year is the peak season for beer sales. The sales volume during the peak season is normally 1-2 times the sales volume in the slack season (November to April of the following year).

10 DIVIDENDS

During the period, dividends appropriation of RMB220,000,000 (dividend per share: RMB0.22) for 2002 was approved in the shareholders' meeting. The board of directors do not recommend the payment of an interim dividend for the six months ended 30th June 2003 (30th June 2002: nil).

	For the six months ended 30th June, 2003 *RMB'000* ***(Unaudited)***	For the six months ended 30th June, 2002 *RMB'000* *(Unaudited)*
Dividends paid:	**87,782**	–
Dividends proposed:		
Final dividend for 2002 of RMB0.22 per share (2001 final dividends: RMB0.11 per share)	**220,000**	110,000

The final dividend for 2002 of RMB0.22 per share was proposed on 2nd April 2003. As at 30th June 2003, the respective distribution had not been completed. The final dividend of RMB0.11 per share for 2001 was proposed on 2nd April 2002 and was paid in August 2002.

11 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes profit of approximately RMB105,376,000 (30th June 2002: RMB69,301,000) which has been dealt with in the accounts of the Company.

12 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB108,769,000 (30th June 2002: RMB113,031,000).

The basic earnings per share is based on the weighted average number of 1,000,000,000 (30th June 2002: 1,000,000,000 ordinary shares) ordinary shares in issue during the period. The diluted earnings per share is based on 1,097,535,912 (30th June 2002: 1,000,000,000) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average number of 97,535,912 (30th June 2002: Nil) ordinary shares deemed to be issued if all outstanding convertible bonds had been exercised.

13 FIXED ASSETS, NET

	For the six months ended 30th June 2003 ***RMB'000*** ***(Unaudited)***
Cost or valuation	
Beginning of period	**7,937,966**
Transfer in from construction-in-progress	**98,504**
Additions	**63,629**
Disposal	**(72,034)**
End of period	**8,028,065**
Accumulated depreciation/amortisation and impairment loss	
Beginning of period	**2,365,994**
Charge for the period	**243,169**
Write-back on disposal	**(30,231)**
Impairment losses provision	**24,002**
End of period	**2,602,934**
Net book value	
End of period	**5,425,131**
Beginning of period	**5,571,972**

13 FIXED ASSETS, NET *(CONT'D)*

All the land and buildings of the Group are located in the PRC. The useful lives of the land use rights of the Group and of the Company are 50 years.

As at 30th June 2003, fixed assets amounting to approximately RMB22,685,000 (31st December 2002: RMB194,329,000) were pledged as security for certain bank loans of the Group (Note 19).

As at 30th June 2003, the building ownership certificates ("Building Ownership Certificates") for certain buildings of the Group with respective carrying value of approximately RMB362,703,000 (31st December 2002: RMB419,506,000) had not yet been obtained. As at 30th June 2003, the land use rights certificates ("Land Certificates") for certain land of the Group with respective carrying value of approximately RMB34,762,000 (31st December 2002: RMB42,484,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Land Certificates and Buildings Ownership Certificates and there will not be any significant adverse impact of such incidence on the daily operations of the Group and of the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

In addition, as at 30th June 2003, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Land") owned by certain local municipal governments. As at 30th June 2003, the carrying values of the associated buildings and facilities constructed thereon were approximately RMB136,587,000 (31st December 2002: RMB121,952,000). The Group is now applying for the transfer of the legal title of these Allocated Land to the Group.

14 INTANGIBLE ASSETS, NET

	For the six months ended 30th June, 2003 *(Unaudited)*			
	Trademarks (i) *RMB'000*	**Technology know-how (ii)** *RMB'000*	**Others** *RMB'000*	**Total** *RMB'000*
Cost				
Beginning of period	103,346	18,629	19,966	141,941
Additions	–	–	674	674
End of period	103,346	18,629	20,640	142,615
Accumulated amortisation				
Beginning of period	24,036	6,520	3,607	34,163
Charge for the period	1,314	885	699	2,898
End of period	25,350	7,405	4,306	37,061
Net book value				
End of period	77,996	11,224	16,334	105,554
Beginning of period	79,310	12,109	16,359	107,778

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16th June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC. Since then, amortisation of the trademark is provided on a straight-line basis to amortise the revalued amount of the trademark over its estimated useful live of 40 years.

In the opinion of the Company's board of directors, the above trademark is essential to the operations of the Group and the Company and it is expected to bring enduring economic benefits to the Group and the Company continuously. Therefore, it is amortised over a period of 40 years, which is longer than the presumed period of 20 years prescribed by SSAP 29.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The cost of these intangible assets were determined based on their fair value at the respective dates of acquisition.

14 INTANGIBLE ASSETS, NET *(CONT'D)*

(ii) Technology know-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its reorganisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

In the opinion of the Company's board of directors, the underlying value of intangible assets as at 30th June 2003 were not less than their carrying values in the books of the Company and of the Group as at that date.

15 GOODWILL

	For the six months ended 30th June 2003 (Unaudited) *RMB'000* *(Note 31)*
Cost	
Beginning of period	155,048
Prior year adjustment *(Note 2)*	10,266
Beginning of period, restated	165,314
Additions	14,123
End of period	179,437
Accumulated Amortisation	
Beginning of period	(23,667)
Prior year adjustment (Note 2)	(2,053)
Beginning of period, restated	(25,720)
Charge for the period	(8,667)
End of period	(34,387)
Net Book Value	
End of period	145,050
Beginning of period, restated	139,594

In the opinion of the Company's board of directors, the underlying value of goodwill as at 30th June 2003 was not less than its carrying value in the book of the Group or at that date.

16 NEGATIVE GOODWILL

	For the six months ended 30th June 2003 *(Unaudited)* *RMB'000* *(Note 31)*
Cost	
Beginning of period	(124,001)
Prior year adjustment *(Note 2)*	(7,389)
Beginning of period, restated	(131,390)
Additions	–
End of period	(131,390)
Accumulated Amortisation	
Beginning of period	21,989
Prior year adjustment *(Note 2)*	966
Beginning of period, restated	22,955
Charge for the period	5,122
End of period	28,077
Net Book Value	
End of period	(103,313)
Beginning of period, restated	(108,435)

The amortisation of negative goodwill is recognised as other revenues over the remaining weighted average useful life of the identifiable depreciable fixed assets to the subsidiaries acquired.

17 ACCOUNTS RECEIVABLES, NET

The aging analysis of accounts receivable is as follows:

	30th June 2003 (unaudited)			31st December 2002		
	Amount *RMB'000*	**Provision for bad debts** *RMB'000*	**Balance after provision** *RMB'000*	Amount *RMB'000*	Provision for bad debts *RMB'000*	Balance after provision *RMB'000*
Less than one year	**202,957**	**(5,551)**	**197,406**	125,196	(4,912)	120,284
One to less than two years	**37,456**	**(25,044)**	**12,412**	56,665	(12,061)	44,604
Two to less than three years	**15,734**	**(14,642)**	**1,092**	19,220	(17,325)	1,895
Over three years	**96,579**	**(94,285)**	**2,294**	104,717	(103,778)	939
Total	**352,726**	**(139,522)**	**213,204**	305,798	(138,076)	167,722

Credit is granted to customers based on specific assessment made by management on the circumstances of each customer. Credit period granted will not be longer than one year.

The Group and the Company make specific bad debt provisions for doubtful accounts receivable balances. In addition, based on past experience and actual conditions, full provision for doubtful debts is generally made for balances with outstanding balances aged over two years, and with clear evidence indicating that they are uncollectible. For balances expecting partial settlement, provision is made for the uncollectible portion.

In 2001, the Group and the Company reached an agreement with a customer and a related company in connection with an aggregate outstanding receivable balance of RMB105,000,000 aged over three years. Pursuant to the agreement, the entire balance will be repayable in eight annual installments commencing 1st January 2002. The first installment of RMB10,000,000 was received according to the respective agreement in 2001. In addition, Tsingtao Brewery Group Company ("TB Group Company") also undertook to guarantee the repayment of the balance. As at 30th June 2003, approximately RMB10,000,000 and RMB83,000,000 of the remaining unsettled balances were recorded in accounts receivable and other long-term assets on the consolidated balance sheet, respectively.

18 INVENTORIES, NET

	30th June 2003 *RMB'000* *(Unaudited)*	31st December 2002 *RMB'000*
Raw materials, packaging materials and auxiliary materials	**1,127,800**	966,956
Work-in-progress	**158,373**	127,163
Finished goods	**112,556**	154,335
	1,398,729	1,248,454
Less: Write-down of inventories to net realisable value	**(25,500)**	(24,647)
Inventories, net	**1,373,229**	1,223,807

Approximately RMB25,500,000 (31st December 2002: RMB24,647,000) of the gross value of inventories of the Group were covered by full provision and were stated at no net realisable value.

19 LOANS

	30th June 2003 (Unaudited)			31st December 2002		
	Short-term bank loans *RMB'000*	**Long-term bank loans** *RMB'000*	**Total** *RMB'000*	Short-term bank loans *RMB'000*	Long-term bank loans *RMB'000*	Total *RMB'000*
Repayable :						
– within 1 year	**1,724,549**	**76,182**	**1,800,731**	2,669,481	110,054	2,779,535
– in the second to fifth years inclusive	**–**	**66,434**	**66,434**	–	72,190	72,190
– over 5 years	**–**	**19,899**	**19,899**	–	18,454	18,454
Total	**1,724,549**	**162,515**	**1,887,064**	2,669,481	200,698	2,870,179
Less: Portion due within one year	**(1,724,549)**	**(76,182)**	**(1,800,731)**	(2,669,481)	(110,054)	(2,779,535)
Long-term portion	**–**	**86,333**	**86,333**	–	90,644	90,644

Pursuant to the debt restructuring agreements or acquisition agreements of certain subsidiaries, the interest charge of the loans with balance amounting to approximately RMB72,660,000 (31st December 2002: RMB89,368,000) of the Group were waived by lenders at no consideration. The remaining outstanding loan balances are interest-bearing at rates ranging from 0% to 7.25% per annum (31st December 2002: 0% to 7.25% per annum).

Loans of the Group amounting to approximately RMB125,000,000 (31st December 2002: RMB875,006,000) are guaranteed by TB Group Company Limited. In addition, loans of the Group amounting to approximately RMB125,000,000 (31st December 2002: RMB125,000,000) are guaranteed by the minority shareholders of a subsidiary.

Approximately RMB48,000,000 (31st December 2002: RMB68,799,000) of the Group's loans are secured by buildings, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately RMB22,685,000 (31st December 2002: RMB194,329,000).

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB1,377,992,000 as at 30th June 2003 (31st December 2002: RMB2,122,388,000). The board of directors of the Company is confident that the Group will be able to renew its short-term bank loan facilities upon maturities or to identify new sources of financing to replace the existing short-term bank loan facilities. Besides, as mentioned in Note 20, the Company received proceeds from issuance of convertible bonds to A-B Company of approximately HK$907,920,000 (equivalent to approximately RMB963,575,000) on 1st April 2003. The remaining proceeds of approximately HK$508,275,000 (equivalent to approximately RMB539,433,000) will be received, in the second half of 2003 and in 2004, respectively. The upcoming proceeds can further reduce the net current liabilities of the Group.

As at 30th June 2003, the Group had unutilised balance of approximately RMB2,020,000,000 (31st December 2002: RMB1,674,400,000) out of the available banking facilities granted from the banks.

20 CONVERTIBLE BONDS

(a) Convertible bonds

Type	Date of issue	Period	Face value	Issuance costs	Discounted Net Present Value *(Note 2)*	30th June 2003 (Unaudited)
			RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Mandatory convertible bonds	1st April 2003	7 years	963,575	(15,960)	(11,804)	935,811

(b) Bond interests

Type	Interest payable for the period *(Unaudited)* *RMB'000*	Accumulated interest paid *(Unaudited)* *RMB'000*	Interest payable as of period end *(Unaudited)* *RMB'000*
Mandatory convertible bonds	3,319	–	3,319

On 21st October 2002, the Company and Anheuser-Busch Companies, Inc ("A-B Company"), a shareholder of H Shares, entered into the Strategic Investment Agreement, pursuant to which A-B Company is obliged to subscribe for 3 tranches of mandatory convertible bonds ("CB") to be issued by the Company in an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,503,008,000), commencing from 2003. The CB were/can be converted into 308,219,178 new H Shares issued by the Company as follows:

Tranche I of the CB ("Tranche I")

The total subscription amount of Tranche I is HK$280,800,000 (equivalent to approximately RMB298,013,000) which was issued to the order of A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July 2003. Tranche I is interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II is HK$627,120,000 (equivalent to approximately RMB665,562,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 newly issued H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within 7 years after the issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if A-B Company does not trigger the conversion before the Expiry Date. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company has not exercised its conversion right.

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB539,433,000) which will be issued to A-B Company in several instalments in the second half of 2003 and in 2004. Tranche III will be converted into 114,219,178 newly issued H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within 7 years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, the Company has not issued any part of Tranche III to A-B Company.

Upon the conversion of each of Tranche I, Tranche II and Tranche III, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. However, the additional 7% of the shareholding held by A-B Company after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company will enjoy the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through the trustee, will be entitled to exercise the voting rights attached to such 7% shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares (H shares) class meetings of the Company.

21 ACCOUNTS PAYABLE

The aging analysis of accounts payable is as follows:

	30th June 2003 *(Unaudited)* *RMB'000*	31st December 2002 *RMB'000*
Less than 1 year	**735,783**	580,101
One to less than two years	**21,012**	26,803
Two to less than three years	**3,022**	14,997
Over three years	**28,816**	29,612
Total	**788,633**	651,513

22 DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 15% to 33% (2002: same).

As at 30th June 2003, deferred tax assets were recognised for temporary difference arising from fair value adjustment on depreciation of fixed assets acquired in business combination to the extent that realisation of such tax benefit through the future taxable profits is probable. In addition, as at 30th June 2003, the Group also had unrecognised deferred tax assets associated with tax losses carried forward of approximately RMB1,781,279,000 (31st December 2002: RMB1,791,394,000) which will expire in the period of 2003-2008, and fair value adjustment on depreciation of fixed assets of approximately RMB301,217,000 (31st December 2002: RMB310,666,000) due to the fact that there is no certainty of realisation.

The movement on deferred tax assets and liabilities is as follows:

(i) Deferred tax assets

	Provisions		Fair value adjustment on depreciation		Others		Total	
	Period ended 30th June 2003 *RMB'000* *(Unaudited)*	Year ended 31st December 2002 *RMB'000* *(Note 31)*	**Period ended 30th June 2003 *RMB'000* *(Unaudited)***	Year ended 31st December 2002 *RMB'000* *(Note 31)*	**Period ended 30th June 2003 *RMB'000* *(Unaudited)***	Year ended 31st December 2002 *RMB'000* *(Note 31)*	**Period ended 30th June 2003 *RMB'000* *(Unaudited)***	Year ended 31st December 2002 *RMB'000* *(Note 31)*
At the beginning of the period/year	**-**	2,975	**-**	-	**5,101**	5,421	**5,101**	8,396
Prior year adjustments *(Note 2)*	**-**	-	**7,527**	7,944	**-**	-	**7,527**	7,944
At the beginning of the period/year, restated	**-**	2,975	**7,527**	7,944	**5,101**	5,421	**12,628**	16,340
Credited to profit and loss account	**-**	(2,975)	**(208)**	(417)	**-**	(320)	**(208)**	(3,712)
At the end of the period/year	**-**	-	**7,319**	7,527	**5,101**	5,101	**12,420**	12,628

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation	
	Period ended 30th June 2003 *RMB'000* *(Unaudited)*	Year ended 31st December 2002 *RMB'000* *(Note 31)*
At the beginning of period/year	**–**	–
Prior year adjustments *(Note 2)*	**18,098**	19,114
At the beginning of period/year, restated	**18,098**	19,114
Credited to profit and loss account	**(507)**	(1,016)
At the end of period/year	**17,591**	18,098

The amounts shown in the balance sheet include the following:

Deferred tax assets to be recovered after more than 12 months	**12,004**	12,212
Deferred tax liabilities to be settled after more than 12 months	**(16,575)**	(17,082)

23 SHARE CAPITAL

By a special resolution passed on 23rd January 2003, the authorised ordinary share capital was increased from RMB1,000,000,000 to RMB1,308,219,178 by the creation of 308,219,178 H shares at RMB1 each.

The issued and fully paid share capital of the Company is RMB1,000,000 (31st December 2002: RMB1,000,000,000), divided into 1,000,000,000 (31st December 2002: 1,000,000,000) shares at RMB1 each. A summary of the share capital is set out below:

	30th June 2003 (Unaudited)		31st December 2002	
	RMB'000	***Percentage (%)***	*RMB'000*	*Percentage (%)*
State shares	**399,820**	**39.98%**	399,820	39.98%
PRC legal person shares	**53,330**	**5.33%**	53,330	5.33%
PRC public shares (A Shares)	**200,000**	**20.00%**	200,000	20.00%
Overseas public shares (H Shares)	**346,850**	**34.69%**	346,850	34.69%
Total	**1,000,000**	**100.00%**	1,000,000	100.00%

24 RESERVES

(i) Statutory reserves

According to the Articles of Association of the Company, the Company shall set aside 10% of its net profit after taxation for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and another amount for the statutory public welfare fund at a percentage of the net profit after taxation determined by the directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The board of directors of the Company have resolved that the statutory public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees. However, the fund cannot be used to pay for staff welfare expenses. Legal title to these capital items remains with the Company.

(ii) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Hui Zi 1995 [31] issued by the State Ministry of Finance, appropriations to statutory surplus reserves, statutory public welfare fund and discretionary surplus reserves should be made based on the amount of profits reflected in the accounts prepared in accordance with PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Company declares dividends based on the lower of distributable profits as reported in accordance with the PRC accounting standards and regulations and those reported in accounts reported in accordance with the accounting principles generally accepted in Hong Kong, after deduction of the appropriation to the statutory reserves. The unappropriated profit available for distribution to shareholders as at 30th June 2003 was approximately RMB334,277,000 (31st Decmeber 2002: RMB48,861,000).

25 PENSIONS AND RETIREMENT FUNDS CONTRIBUTION

Pursuant to the Temporary Regulations on Municipal Enterprise Employee Pensions and Retirement Protection for Qingdao which has become effective since 1st October 1994, the Company has provided a government-sponsored defined contribution retirement scheme for its full-time employees. The Group and the employees are required to contribute 25.5% and 3% to 8% of the employees' average salary, respectively to the scheme, and the Company has no further obligation for actual pension payments or post-retirement benefits beyond the annual contributions. The government-sponsored retirement plan is responsible for the entire pension obligations payable to retired employees. During the period ended 30th June 2003, the Group's contributions were approximately RMB50,596,000 (30th June 2002: RMB44,736,000).

Tsingtao Brewery (Hong Kong) Trading Company Limited, a subsidiary operating in Hong Kong, established a defined contribution mandatory provident fund in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. It makes monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum amount of contribution made by each of the subsidiary and the employees being limited to HKD12,000 per annum per employee. During the period ended 30th June 2003, the subsidiary made contributions of approximately HKD74,000 (equivalent to RMB78,000) (30th June 2002: HKD118,000) (equivalent to RMB125,000). The assets of the fund are held separately from that of the subsidiary and are managed by independent professional fund managers.

26 SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Comparing the accounts in the current period with that of the prior year, the scope of consolidation has included the following newly established subsidiaries:

Name of new subsidiaries	Name of minority shareholders	Date of acquisition/ establishment	Place of establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company (%) *Directly held*	*Indirectly held*	Principal activities
SITC Tsingtao Beer Warehouse Company Limited	SITC Overseas (Holding) Co., Limited	2003 January	Qingdao, The PRC	RMB10,000,000	-	52.25%	Warehousing, packaging and logistics
Tsingtao Brewery Baoji Company Limited (i)	Huazhong (Asia) Company Limited	2003 January	Baoji, The PRC	RMB1,000,000	30%	53.27%	Manufacturing and domestic trading of beer

(i) In January 2003, the Company and Tsingtao Brewery Xian Company Limited ("Xian Company") jointly invested in a newly incorporated company, namely Tsingtao Brewery Baoji Company Limited ("Tsingtao Baoji Company"), with an authorised capital amounting to RMB1,000,000. The Company injected cash capital of RMB300,000, which accounted for 30% of the total authorised capital which Xian Company injected cash capital of RMB700,000, which accounted for 70% of the total authorised capital.

Xian Company and a third party named Baoji Brewery Company Limited ("Baoji Company") entered into a lease agreement in January 2003, pursuant to which Baoji Company leases all its operating fixed assets to Tsingtao Baoji Company without any lease rental consideration. Tsingtao Baoji Company is a subsidiary jointly established by the Company and Xian Company for manufacturing of beer. During the lease term, Tsingtao Baoji Company will bear all the operating costs of Baoji Company.

(b) In current period, there were changes in equity interests of the following subsidiaries:

(i) In January 2003, the Company entered into an agreement with Fujian Brewery (Singapore) Pte Limited to acquire an additional 24% equity interest in Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") at a cash consideration of approximately RMB40,040,000. After the transaction, the effective ownership percentage held by the Company in Fuzhou Company increased from 51% to 75%.

(ii) In January 2003, Tsingtao Brewery (Shanghai) Company Limited, a subsidiary of the Company, transferred 10% of its shareholdings in both Tsingtao Brewery Huadong Shanghai Sales Company and Tsingtao Brewery Huadong Hangzhou Sales Company to Tsingtao Brewery (Wuhu) Company Limited, a subsidiary of the Company, at a cash consideration of RMB300,000 and RMB100,000, respectively. Such transactions have changed the indirect shareholdings of the Company in Tsingtao Brewery Huadong Shanghai Sales Company and Tsingtao Brewery Huadong Hangzhou Sales Company from 94.53% to 94.05%.

(c) In November 2001, the Company entered into an equity transfer agreement with Canada EVG Enterprises Inc ("EVG"), pursuant to which EVG will pay a cash consideration of US$5,787,000 to acquire a 25% equity interest in Beijing Three Ring owned by the Company. The Company will continue to own the remaining 29% equity interest in Beijing Three Ring. In 2002, EVG renegotiated with the Company for delaying the payment of the consideration for the equity transfer. Both parties then agreed that the rights and obligations of EVG's 25% equity ownership in Beijing Three Ring will be borne by the Company before the full settlement of the consideration. Up to 30th June 2003, the consideration had not been settled and the Company continues to consolidate Beijing Three Ring in its consolidated accounts based on its 54% equity interest held by the Company.

(d) In November 2001, Tsingtao Brewery Huanan Holding Company Limited (a subsidiary of the Company) and Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") signed an equity transfer agreement, pursuant to which the Company will purchase Tailian Brewery's 30% equity interest in Guangxi Nanning Wan Tai Brewery Company Limited ("Nanning Brewery") at a consideration of RMB96,000,000. The name of Nanning Brewery will also be changed to Tsingtao Beer (Nanning) Company Limited ("Nanning Company") afterwards. As the equity transfer process had not yet been completed as at 30th June 2003, the Group and the Company did not account for this potential investment accordingly.

27 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) For the six months ended 30th June 2003, the Group had the following material transactions with related parties:

	For the six months ended 30th June, 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June, 2002 *(Unaudited)* *RMB'000*
Sales to associated companies	**40,631**	622
Purchases from related companies (minority shareholders of a subsidiary or companies with the same ultimate shareholder)	**6,463**	8,318
Advertising services provided by a related company (company with the same ultimate shareholder)	**471**	–
Equipment installation services provided by a related company (company with the same ultimate shareholder)	**80**	156

The directors of the Company considered that all transactions with related parties were made in the ordinary course of business and were transacted based on terms agreed by both parties.

(b) As at 30th June 2003, the Group had the following significant current account balances with related parties:

	Maximum balance outstanding during the period ended 30th June 2003 (Unaudited) *RMB'000*	**30th June 2003** **(Unaudited)** ***RMB'000***	31st December 2002 *RMB'000*
Included in:			
Accounts receivable and other long-term assets accounts (e)			
– Related companies	105,349	**105,280**	105,050
Deposits and prepayments			
– Related companies	1,115	**259**	–
Other receivables			
– TB Group Company (i)	5,000	**5,000**	–
– Subsidiaries of TB Group Company	48,465	**28,077**	40,038
– Other related parties	77,264	**67,218**	77,247
Included in:			
Advances from customers			
– Related companies	4,479	**149**	–
Other payables			
– TB Group Company (i)	2,580	**40**	2,580
– Subsidiaries of TB Group Company	976	**656**	976
– Other related parties	27,500	**27,000**	27,500
Accounts payable			
– Subsidiaries of TB Group Company	5,360	**3,150**	953
– Other related parties	702	**702**	283

Except for those mentioned in (e) and (f) below, the Group's and the Company's balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

(i) TB Group Company is a related party of the Company with certain common directors and the same ultimate shareholder.

(c) Loans of the Group and the Company amounting to approximately RMB125,000,000 (31st December 2002: RMB875,006,000) and RMB100,000,000 (31st December 2002: RMB355,516,500) are guaranteed by TB Group Company.

(d) Loans of the Group amounting to RMB125,000,000 (31st December 2002: RMB125,000,000) are guaranteed by the minority shareholders of a subsidiary.

27 RELATED PARTY TRANSACTIONS *(CONT'D)*

(e) The Group and the Company reached an agreement with a customer and a related company in connection with an aggregate outstanding receivable balance aged over three years due from them, totalling RMB105,000,000 as at 31st December 2001. Pursuant to the agreement, the entire outstanding balances will be repayable in eight annual instalments, starting from 1st January 2002. In addition, TB Group Company also undertook to guarantee the repayment of the balance. As at 30th June 2003, amounts of approximately RMB10,000,000 and RMB83,000,000 were recorded as accounts receivable and other long-term assets in the consolidated balance sheets, respectively (see also Note 17).

(f) As at 30th June 2003, the Company had arranged advances and loans to subsidiaries and an associated company of approximately RMB892,219,000 (31st December 2002: RMB230,836,000) and RMB66,450,000 (31st December 2002: RMB70,186,000), respectively, through entrustment loan arrangements made with banks in the PRC. All these entrusted loans are unsecured, non-interest bearing and with maturities within one year.

(g) The equity transfer legal procedures of Nanning Company had not been completed as at 30th June 2003 and Nanning Company was not accounted for as an associated company of the Company. For the six months ended 30th June 2003, the Group had the following material transactions with Nanning Company:

	For the six months ended 30th June, 2003 *RMB'000* *(Unaudited)*	For the six months ended 30th June, 2002 *RMB'000* *(Unaudited)*
Sales to Nanning Company	**4,828**	2,992
Purchases from Nanning Company	**119,355**	60,228

As at 30th June 2003, the significant current account balances between the Group and Nanning Company were as follows:

	30th June 2003 *RMB'000* *(Unaudited)*	31st December 2002 *RMB'000*
Included in accounts receivables	**3,151**	2,148
Included in other receivables	**66,201**	66,201
Included in accounts payable	–	4,612

28 CONTINGENT LIABILITIES

(a) Pursuant to the related policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, allocation of living quarters as staff housing welfare has been terminated. Instead, qualified employees are to be compensated in the form of monetary housing subsidies. The Group is in the process of studying the requirements of the policies issued by the authorities and will formulate a plan for such monetary housing subsidies. The financial impact of the plan will be reflected in the accounts of the relevant period when the plan is formulated and approved by the relevant authorities. As at 30th June 2002, no formal plan has yet been developed by the Group. In addition, the Group has not announced any plan to their employees in respect of such housing subsidies. The directors are of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2003.

The Ministry of Finance issued Document Caiqi [2000] No. 295 on 6th September 2000 which became effective on the same date, announcing the accounting treatment in relation to such housing reform. The Company's board of directors has evaluated the policies referred to in the document and believes that except for the impact of the above mentioned monetary housing subsidies which could not be reasonably estimated, other related policies will not have a material impact on the Group.

(b) In November 2001, a distributor of the products of the Company ("the Claimant") filed a lawsuit with the Shandong Municipal Higher People's Court ("the Court") against the Company. The Claimant sued the Company for breach of a sales and distribution contract ("the Contract") and claimed for damages of approximately RMB134,870,000. The Company denied the claim and it also filed a counter claim against the Claimant for delayed settlement of the outstanding receivable balances arising from sale of goods to the Claimant. In addition, the Company also demanded for a termination of the Contract, repayment of the outstanding receivable balance, as well as return of certain motor vehicles and beer-selling machinery provided to the Claimant by the Company before. As of the date of approval of these accounts by the board of directors, no verdict has yet been made by the Court. After consultation with the Company's legal advisor, the directors are of the opinion that it is pre-mature to conclude on the final outcome at this stage. However, they are confident that it is not expected to lead to any material negative impact on the operating results of the Group and the Company.

29 COMMITMENTS

Saved as disclosed in other notes to the accounts, as at 30th June 2002, the Group had the following commitments:

(a) Capital commitments

The Group had no capital commitments which were authorised but not contracted and provided for as at 30th June 2003.

The Group's capital commitments which were contracted but not provided for are as follows:

	30th June 2003 *RMB'000* ***(Unaudited)***	31st December 2002 *RMB'000*
Construction projects	**83,782**	94,561
Investments and acquisitions	**48,000**	98,000
Total	**131,782**	192,561

(b) Operating lease commitments

As at 30th June 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases of land and buildings as follows:

	30th June 2003 *RMB'000* ***(Unaudited)***	31st December 2002 *RMB'000*
Not later than one year	**470**	151
Later than one year and no later than five years	–	–
Later than five years	–	–
	470	151

(c) As at 30th June 2003, the Group had outstanding commitment in relation to advertising and marketing campaigns undertaken amounting to approximately RMB4,300,000 (31st December 2002: Nil).

30 SIGNIFICANT SUBSEQUENT EVENTS

As mentioned in Note 20, in July 2003, A-B Company exercised its right to convert the Tranche I of CB and the Company issued 60,000,000 new H shares to the order of A-B Company in accordance with the Strategic Investment Agreement signed in October 2002. The conversion price for the Tranche I of CB was fixed at HK$4.68 (equivalent to approximately RMB4.96) per H Share.

31 COMPARATIVE FIGURES

The Group has adopted the SSAP 12 (revised) "Income taxes"recently issued by the Hong Kong Society of Accountants. As mentioned in Note 2, this has resulted in changes to the presentation of certain items and comparative financial information has been restated accordingly.

In addition, certain comparative figures have been reclassified to conform with the current period's presentation.

On behalf of the Board of directors

Li Gui Rong

Director

Tsingtao, the PRC

COMPARISON OF PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory accounts for the period ended 30th June 2003 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of "A" shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

Impact on the consolidated balance sheet:

	30th June 2003 *(Unaudited)* *RMB'000*	31st December 2002 *RMB'000*
Net assets as per accounts prepared under PRC GAAP	**3,094,128**	3,197,354
HK GAAP adjustments:		
Swap rate adjustment on IPO proceeds in 1993(a)	**361,173**	361,173
Amortisation of exchange gain resulting from adoption of the unification of exchange rates (a)	**(182,042)**	(182,042)
Additional depreciation charges under HK GAAP (b)	**(95,664)**	(89,924)
Amortisation of investment differences under PRC GAAP (c)	**(52,221)**	(46,153)
Other swap rate adjustments in 1993 (d)	**(37,878)**	(37,878)
Amortisation of deferred taxation and goodwill under HK GAAP (f)	**(1,609)**	(1,216)
Issuance of convertible bonds (g)	**939,360**	–
Others	**(16,326)**	(17,108)
Net assets per accounts prepared under HK GAAP	**4,008,921**	3,184,206

Impact on the consolidated profit and loss account:

	For the six months ended 30th June 2003 *(Unaudited)* *RMB'000*	For the six months ended 30th June 2002 *(Unaudited)* *RMB'000*
Profit attributable to shareholders under PRC GAAP	**116,403**	122,819
HK GAAP adjustments:		
Additional depreciation charges under HK GAAP (b)	**(5,740)**	(5,740)
Amortisation of investment differences under PRC GAAP (c)	**(6,068)**	(5,582)
Forfeiture of payable balances of subsidiaries (e)	**238**	–
Amortisation of deferred taxation and goodwill under HK GAAP (f)	**(393)**	(286)
Issuance of convertible bonds (g)	**3,549**	–
Others	**780**	1,820
Profit attributable to shareholders under HKGAAP	**108,769**	113,031

(a) Due to issuance of H share in 1993, the Company had to report under HK GAAP for the first time since its establishment. For "H" share reporting, the Foreign Currency Exchange Swap Center ("Swap Centre") rates were used for translation of transactions denominated in foreign currencies instead of the official exchange rate adopted under the PRC GAAP. The proceeds from issuance of "H" shares that the Compay collected in Hong Kong Dollar from investors were translated at the historical swap rate applicable at the time of the transaction. This has resulted in a RMB361,173,000 exchange differences.

As a result of the unification of exchange rates in the PRC effective on 1st January 1994, monetary assets and liabilities of the Company as at 1st January 1994 denominated in foreign currency were translated into RMB using the unified rate. The unified rate on 1st January 1994 was effectively determined based on the Swap Centre rate. An exchange gain of RMB182,042,000 arising from the retranslation of the foreign currency monetary assets and liabilities on 1st January 1994 was deferred and amortised into income over 5 years in the accounts prepared in accordance with PRC GAAP. Since the Swap Centre rates had already been used in preparing the accounts under HK GAAP as of and for the year ended 31st December 1993, the above noted exchange gain had already been reflected in the HK GAAP accounts as at and for the year ended 31st December 1993.

(b) As a result of the different foreign exchange rates adopted in preparing the accounts of 1993 under HK GAAP and PRC GAAP, the cost of fixed assets denominated in foreign currencies acquired up to 31st December 1993 was different between the two sets of accounts. This has resulted in additional depreciation charge of RMB5,740,000 in the accounts prepared in accordance with HK GAAP in current period (For the six months ended 30th June 2002: RMB5,740,000).

(c) Under PRC GAAP, the negative goodwill arising from the excess of the Group's share of the net assets of the subsidiaries acquired over the acquisition costs is amortised into the profit and loss account over 10 years. Under HK GAAP, the negative goodwill recognised is amortised on a straight-line basis over the weighted average remaining useful lives of the identifiable depreciable assets acquired. As a result of the difference in accounting treatment, net income was reduced by approximately RMB6,068,000 (For the six months ended 30th June 2002: RMB5,582,000) under HK GAAP.

(d) In 1993, foreign currencies transactions were translated into RMB at average official exchange rates prevailing on the dates of the transactions under PRC GAAP. Monetary assets and liabilities denominated in foreign currencies were translated into RMB at the average official exchange rate ruling at the end of each month. The exchange differences were dealt with in the profit and loss account of the year. However, under HK GAAP, foreign currencies transactions are translated into RMB at the applicable Swap Center exchange rate prevailing on the day of the transaction. Monetary assets and liabilities denominated in other currencies were translated into RMB at the applicable rates of exchange prevailing on the balance sheet date as quoted by the Swap Center. As a result of the different exchange rates used under the two GAAPs, exchange differences of RMB37,878,000 were recognised in 1993.

(e) During the period, a subsidiary of the Company obtained waivers from creditors on certain payable balances of approximately RMB238,000 (For the six months ended 30th June 2002: Nil). Pursuant to the requirements under PRC GAAP, such amount was credited directly to reserves while the amount waived was recognised as other income under HK GAAP.

(f) As a result of the implementation of the new HK SSAP 12 "Income Tax", effective on periods beginning on or after 1st January 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The major impact of the adoption of SSAP 12 to the Group and the Company arose from the temporary differences on fair value of fixed assets recognised during acquisitions of subsidiaries in the A Share and H Share accounts, and the related deferred taxation and goodwill balances. Comparatives presented have been restated to conform to the change in accounting policy. Due to the changes on the goodwill balance, the related amortisation charge recorded is different from the A Share accounts.

(g) As noted in Note 20, on 21st October 2002, the Company and A-B Company entered into the Strategic Investment Agreement, pursuant to which A-B Company is obliged to subscribe for 3 tranches of mandatory convertible bond ("CB") in an aggregate principal amount of HK$1,416,195,000 (equivalent to approximately RMB1,503,008,000), commencing from 2003. The CB will be converted into 308,219,178 new H Shares issued by the Company. A-B Company will refund all the interest payment to be paid by the Company, computed based on face value of the CB, to the Company upon conversion.

On 1st April 2003, Tranche I and Tranche II of the CB had been issued to A-B Company with an aggregate net principal amount of HK$907,920,000 (equivalent to approximately RMB963,575,000), after deducting the net present value of the expected cash flow of refundable interests and related bond issuance transaction costs under HK GAAP. Pursuant to PRC GAAP requirements, the net principal amount of CB was recorded as a liability and the related interests paid/payable were expensed off when incurred which have reduced the net income of the A Share accounts. Under HK GAAP, the CB were recognised as shareholders' equity of the Group and the Company and the refundable interests paid/payable in each accounting period was recorded as a long-term receivable from A-B Company. As a result of the difference in the accounting treatments, net income was increased by approximately RMB3,549,000 (30th June 2002: Nil) under HK GAAP; and net assets were increased by approximately RMB939,360,000 (31st December 2002: Nil) under HK GAAP.

1. OPERATIONS REVIEW FOR THE FIRST HALF OF THE YEAR

In the first half of 2003, the Company adhered to the guiding principle of "striving for further success in the new millennium by structural adjustment with target for market dominance through system integration, mechanism innovation, enhanced competitiveness. The Company overcame the impact of SARS on its sales. As a result, despite harsh market conditions, the Company saw sustainable growths in production and sales, sales income and foreign exchange earnings from export, and maintained its leading position as the largest beer manufacturer and distributor in the domestic market.

In the face of SARS, the beer market in the PRC was able to achieve a nationwide production volume of 11,960,000 kilolitres, representing a slight growth of 0.6% over the same period last year. By actively integrating its markets, brand names and product mix and improving its marketing strategy, the Company widened its sales markets from catering establishments to such retail markets as communities, supermarkets and convenience stores. For the first half-year, the Company attained a volume of 1,650,000 kilolitres for beer production and sales, a 8% growth over the same period last year. The medium and high-end beers under the primary brand name of Tsingtao also recorded a sales volume of 510,000 kilolitres, up 14% on the same period the previous year. The impact of SARS on our high-end market which has higher gross profit margin has been more significant than on those in the medium and low end. Coupled with the increases in the prices of barley that led to higher costs, the Company recorded a decrease in net profits of 3.77% over the same period last year.

For export business, the Company weathered numerous difficulties and achieved a quantum leap. The volume of exported beers reached 47,000 kilolitres, surging 90% over the same period last year, of which the continuous sales growth in Taiwan market accounted for 29,000 kilolitres, which has made a new growth point for the Company.

Since the strategic alliance was entered into between the Company and Anheuser-Busch, both parties have been exchanging the "best practice programme" proactively. There were a number of relevant activities held during the period, including aspects such as brand name management, financial management, quality management and human resources management. It will certainly improve the level of our management capability and the globalisation of the Company substantially.

2. USE OF PROCEEDS

In 2001, the Company raised RMB787 million by issuing additional A Shares. After deduction of issue expenses, the net proceeds from the issue was RMB757,728,570. The use of proceeds during the reporting period is as follows: (in RMB ten thousand)

Description of Application of Proceeds	**Investment amount committed**	**Actual investment**	**Amount invested** *(%)*
Acquisition of 75% equity interest from foreign investors of Carslberg Shanghai	15,375	15,375	100
Acquisition of 62.64% equity interest from foreign investors of Five Stars Company and 54% equity interest from foreign investors of Three Ring Company	18,624	18,624	100
Technological renovation of draught beer production lines of Tsingtao Brewery No.2	6,800	5,720	84
Technological renovation of draught beer production lines of Xi'an Company for an annual production of 50,000 tonnes	12,000	0	–

2. USE OF PROCEEDS *(CONT'D)*

Description of Application of Proceeds	Investment amount committed	Actual investment	Amount invested *(%)*
Phase 1 technological renovation in respect of Maanshan Company for an annual production of 100,000 tonnes	7,700	7,700	100
Technological renovation in respect of Zhuhai Company for Phase 1 production of 100,000 tonnes (annual production of 150,000 tonnes)	5,800	5,800	100
Technological renovation in respect of Sanshui Company for Phase 1 production of 150,000 tonnes (annual production of 200,000 tonnes)	9,000	9,000	100
Setting-up of the electronic sales network of the Company	1,000	835	84 (completed)
Total	76,299	63,054	82.6

As at the close of the reporting period, the balance of the proceeds of the Company stood at RMB127,190,000, which was temporarily used as working capital of the Company. In light of the uncertain prospects of the local market, the draft beer project of Xian Company has not yet been put into operation. Regarding to the remaining projects, all have been completed and commenced operation.

3. BUSINESS OUTLOOK FOR THE SECOND HALF OF THE YEAR

The Directors believe that the beer market development in the PRC for recent years has shown a clear tendency: integration of market leaders and sino-foreign alliance. Such globalisation and centralisation will inspire new opportunities and a great leap in essence for the beer industry. The Company has forestalled its competitors by allying with Anheuser-Busch. Along with economic trends, the Company will leverage on the parties' advantages in resources to develop Tsingtao beers continuously, and keep it in the forefront of the PRC market with the view to expanding market presence.

SARS has undoubtedly created huge difficulties for the Company in achieving its annual operation objective. However, with great confidence and determination, our management and staff will try to achieve the annual operation objective by constant dedication and concerted efforts on celebration of the first centenary of Tsingtao beers.

SIGNIFICANT EVENTS

1. DIVIDENDS

Pursuant to the provisions of the Company's Articles of Association, the Company does not recommend the payment of interim dividends for the six months ended 30th June, 2003.

2. MATERIAL LITIGATION OR ARBITRATION DURING THE PERIOD UNDER REVIEW

(1) No significant progress has been achieved recently for the case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report.

(2) The Intermediate People's Court of Qingdao has made a ruling on the Company's claim against Tsingdao Honglong Trading Company Limited ("Honglong Company") over the disputed purchase orders. It was ruled that Honglong Company and its shareholders shall pay the outstanding amount of RMB15,105,047 for the beer purchased. The case is in the appeal stage and recently there has not been any significant development yet.

3. ACQUISITIONS AND MERGERS BY THE COMPANY AND ASSET REORGANIZATION DURING THE REPORTING PERIOD

(1) On 13th January, 2003, the Company and Fujian Brewery (Singapore) Private Company Limited ("Fuzhou Foreign Shareholder") entered into an Equity Transfer Supplementary Agreement, by which, the Company was transferred with the 24% interests in Tsingtao Brewery (Fuzhou) Company Limited held by the Fuzhou Foreign Shareholder at a price of RMB40 million.

(2) On 20 January, 2003, Tsingtao Brewery Xi'an Company Limited ("Tsingtao Xi'an Company"), a subsidiary of the Company, and Baoji Brewery Company Limited (陝西寶雞啤酒股份有限公司) ("Baoji Company") entered into a Tenancy Contract, pursuant to which, Tsingtao Brewery Baoji Company Limited (青島啤酒寶雞有限責任公司) ("Tsingtao Baoji"), jointly established by the Company and Tsingtao Xi'an Company, leased all the assets other than the current assets of Baoji Company for operation at nil consideration. At present, Baoji Company has an annual production capacity for brewery of 300,000 kilolitres. The Company's share of the brewery market in Northwest China is further expanded by the leasing of Baoji Company for operation.

Tsingtao Baoji has a registered capital of RMB1 million, of which the Company contributed RMB300,000 in cash, accounting for 30%, and Tsingtao Xi'an Company contributed RMB700,000 in cash, accounting for 70% of its registered capital.

(3) On 28 January, 2003, the Company and Tsingtao Brewery Group Limited (青島啤酒集團有限公司) (the "Group Co.") entered into the Operation and Management Entrustment Agreement, whereby, management of the 80% interests in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") held by the Group Co. was entrusted to the Company. The Group Co. undertook that it would transfer the entire 80% interests in Yangzhou Company it held to the Company upon its request. Yangzhou Company, jointly established by the Company and Tsingtao Jinluen Foods & Beverages Company Limited (青島金聯飲料食品有限公司)("Jinluen Company") in November 1998, has a registered capital of RMB5 million of which the Company owns 20%. The Group Co. acquired from Jinluen Company its 80% interests in Yangzhou Company in November 2002.

4. Pursuant to the Strategic Investment Agreement entered into between the Company and Anheuser-Busch, as at 1st April, 2003, the Company issued the first two tranches of convertible bonds with three tranches in aggregate to the order of Anheuser-Busch. Anheuser-Busch made a payment of HK$908 million (equivalent to approximately USD116.4 million) in cash for these two tranches to the Company's account. As at 2nd July, 2003, Anheuser-Busch converted a value of HK$280,800,000 under Tranche I of the Convertible Bonds into 60 million new H shares at a conversion price of HK$4.68 per share in Hong Kong. At the same time, the total share capital of the Company was increased to 1.06 billion shares. Taking into account its 45 million H shares in the Company originally held, Anheuser-Busch holds an aggregate 9.9% shareholdings in the Company.

5. During the reporting period, no redemption and cancellation of listed shares was made by the Company. Nor did the Company and its subsidiaries purchase or re-sell any listed shares of the Company.

1. CHANGES IN SHARE CAPITAL

No Changes of equity of the Company occurred during the reporting period.

2. SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Changes in Shareholdings of Directors, Supervisors and Senior Management.

(i) A Shares

Name	Number of shares held at beginning of period *(Share)*	Number of shares held at the end of period *(Share)*
Directors		
Li Gui Rong	0	0
Jin Zhi Guo	0	0
Liu Ying Di	5,000	5,000
Sun Yu Guo	0	0
Chu Zhen Gang	0	0
Wang Li Jun	0	0
Tan Li Ning	0	0
Wu Hai Hua	0	0
Pan Gui Rong	0	0
Supervisors		
Wu Yu Ting	0	0
Yu Jia Ping	0	0
Ren Zeng Gui	0	0
Liu Qing Yuan	0	0
Zhong Ming Shan	0	0
Chen Jun	0	0
Senior Management		
Sun Ming Bo	1,261	1,261
Teng An Gong	0	0
Fan Wei	3,882	3,882
Yan Xu	0	0
Zhang Xue Ju	1,000	1,000
Cao Xiang Dong	2,000	2,000
Yuan Lu	0	0

Neither the Company nor its subsidiaries entered into any arrangement allowing any director, supervisor and chief executive of the Company to profit from any acquisition of shares of the Company.

(ii) H Shares

As at 30 June 2003, none of the Directors, Supervisors or senior management of the Company has any interests and short positions in the H shares, underlying H shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which was recorded on the register required to be kept under section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

For the latest disclosure of interests filings for the Directors, Supervisors and senior management of the Company, please refer to the "Disclosure of Interests" section at the Stock Exchange's web-site at www.hkex.com.hk.

3. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, the Directors of the Company are not aware of any persons (other than a Director or Supervisor or Senior Management of the Company or his/her respective associate(s)) who, as at 30 June 2000, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under section 336 of the SFO:-

Name	Nature	Class of Shares	Capacity	Note	Number of shares/underlying shares	% to entire issued capital	% to all issued H shares
Qingdao State-Owned Assets Administration Office	Long Position	A shares	Beneficial	*1*	399,820,000 A shares	39.98%	N/A
	Long Position	H shares	Interests of persons acting in concert	*1*	45,000,000 H shares	4.50%	12.97%
	Unlisted, physically settled derivatives (mandatory convertible bonds)	H shares	Interests of persons acting in concert	*1*	308,219,178 underlying H shares	30.82%	88.86%
Anheuser-Busch Companies, Inc.	Long Position	H shares	Corporate	*1,2*	45,000,000 H shares	4.50%	12.97%
	Unlisted, physically settled derivatives (mandatory convertible bond)	H shares	Corporate	*1,2*	308,219,178 underlying H shares	30.82%	88.86%
	Long Position	A shares	Interests of persons acting in concert	*1,2*	399,820,000 A shares	39.98%	N/A
Franklin Resources, Inc.	Long Position	H shares	Corporate/ Investment Manager	*3*	24,238,000 H shares	2.42%	6.99%
Templeton Worldwide, Inc.	Long Position	H shares	Corporate/ Investment Manager	*3*	23,388,000 H shares	2.34%	6.74%
Government of Singapore Investment Corporation Pte Ltd	Listed, physically settled derivatives	H shares	Investment Manager	*N/A*	17,557,000 underlying H shares	1.76%	5.06%

Notes:

(1) *Qingdao State-Owned Assets Administration Office ("QSOAAO") was interested in the above 399,820,000 A shares. Pursuant to an undertaking agreement between QSOAAO and Anheuser-Busch Companies, Inc.("A-B") dated 21 October 2002, which constitutes a section 317 agreement under the SFO, QSOAAO was deemed to be interested in the H shares and the relevant underlying H shares in which A-B was interested, and A-B was deemed to be interested in the A shares in which QSOAAO was interested.*

(2) *Pursuant to the Strategic Investment Agreement between the Company and A-B, A-B will directly or through a nominee subscribe 3 tranches of mandatory convertible bonds convertible into 308,219,178 H shares. The first tranche of the convertible bonds was converted into 60,000,000 shares on 2 July 2003 subsequent to the period to which the above table relates.*

(3) *The 23,388,000 H shares which were deemed to be interested by Templeton Worldwide, Inc were held by Templeton Asset Management Ltd in the capacity of investment manager. The said 23,388,000 H shares also formed part of the 24,238,000 H Shares which were deemed to be held by Franklin Resources, Inc.*

(4) *For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section at the Stock Exchange's web-site at www.hkex.com.hk.*

CODE OF BEST PRACTICE

The Company complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited during the reporting period.

AUDIT AND FINANCIAL COMMITTEE

The Board of Directors of the Company established its audit and financial committee which reviewed the 2003 unaudited interim report of the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

1. A copy of the interim report as duly signed by the Chairman of the Company.

2. Accounting statements as duly signed and sealed by legal representatives, financial managers and accounting managers.

3. Original copies of documents and announcements of the Company disclosed in newspapers designated by China Securities Regulatory Commission during the reporting period.

Li Gui Rong
Chairman

Qingdao, the People's Republic of China
13th August 2003

CORPORATE INFORMATION

1.	Official Name of the Company:	青島啤酒股份有限公司
	Name in English:	TSINGTAO BREWERY COMPANY LIMITED
2.	Registered Address:	56 Dengzhou Road, Qingdao, Shandong Province, People's Republic of China
	Office Address:	Tsingtao Beer Tower, May Fourth Square, Hong Kong Rd., Central, Qingdao
	Postal Code:	266071
	Website:	http://www.tsingtao.com.cn
	Email:	info@tsingtao.com.cn
3.	Legal Representative:	Li Gui Rong
4.	Secretary of the Board:	Yuan Lu
	Securities Affairs Representative:	Zhang Rui Xiang
	Telephone:	86-532-5713831
	Fax:	86-532-5713240
	Email:	secretary@tsingtao.com.cn
5.	Designated Newspapers for Information Disclosure:	China Securities Post, Shanghai Securities Post, Wen Wei Po, The Standard
	Website for Interim Report:	http://www.sse.com.cn http://www.hkex.com.hk
	Interim Report Kept at:	Secretariat of the Board
6.	Listing of Shares:	
	H Shares:	The Stock Exchange of Hong Kong Limited
	Code:	0168; Name of Stock in short: 青島啤酒 (TSINGTAO BREWERY)
	A Shares:	Shanghai Stock Exchange
	Code:	600600; Name of Stock in short: 青島啤酒 (TSINGTAO BREWERY)

2003 INTERIM REPORT
中期報告


1903-2003

TSINGTAO

青島啤酒

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

青啤輝煌一百年

青島啤酒股份有限公司上市十周年

目錄

青島啤酒股份有限公司及其控股子公司
合併資產負債表

二零零三年六月三十日
(按中國會計準則編制)

	附註	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元 (附註45)
流動資產：			
貨幣資金	6	**1,070,828,579**	854,370,803
短期投資	40	**66,450,000**	76,640,000
應收票據	7	**65,364,120**	65,899,125
應收賬款	9, 40	**213,203,873**	167,721,734
其他應收款	10, 40	**279,007,068**	241,222,559
預付賬款	11, 40	**170,522,312**	170,229,496
存貨	12	**1,373,228,729**	1,223,807,108
待攤費用	13	**17,620,409**	13,749,025
流動資產合計		**3,256,225,090**	2,813,639,850
長期投資：			
長期股權投資	5, 14	**(88,276,476)**	(120,157,680)
長期債權投資	15	**33,950,723**	34,366,631
長期投資合計		**(54,325,753)**	(85,791,049)
固定資產：			
固定資產原值	16	**8,354,061,509**	8,291,501,409
減：累計折舊	16	**(3,182,666,219)**	(2,988,783,365)
固定資產淨值	16	**5,171,395,290**	5,302,718,044
減：固定資產減值準備	16	**(111,308,623)**	(98,326,802)
固定資產淨額		**5,060,086,667**	5,204,391,242
在建工程	17	**352,535,472**	213,423,273
固定資產清理		**1,951,485**	601,595
固定資產合計		**5,414,573,624**	5,418,416,110
無形資產及其他資產：			
無形資產	18	**706,924,958**	716,614,284
長期待攤費用	19	**6,328,543**	6,826,905
長期應收賬款	9, 40	**63,808,142**	63,808,142
無形資產及其他資產合計		**777,061,643**	787,249,331
遞延稅項：			
遞延稅款借項		**5,101,358**	5,101,358
資產總計		**9,398,635,962**	8,938,615,600

法定代表人：**李桂榮** *財務負責人*：**孫玉國** *會計主管*：**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司及其控股子公司
合併資產負債表(續)

二零零三年六月三十日
(按中國會計準則編制)

	附註	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元 (附註45)
流動負債：			
短期借款	20	**1,724,548,528**	2,669,481,347
應付票據	21	**504,468,005**	435,628,227
應付賬款	22, 40	**788,632,734**	651,512,581
預收賬款	22, 40	**158,751,395**	147,982,572
應付工資		**12,430,865**	12,502,898
應付福利費		**16,254,236**	19,559,986
應付股利	38	**149,200,576**	–
應交稅金	23, 37	**238,534,651**	119,487,658
其他應付款	22, 40	**782,898,553**	711,642,115
其他應交款		**8,051,389**	2,774,498
預提費用	24	**149,080,509**	46,193,262
一年內到期的長期借款	20	**76,182,615**	110,054,376
一年內到期的可換股債券	25	**298,013,040**	–
流動負債合計		**4,907,047,096**	4,926,819,520
長期負債：			
長期借款	20	**86,332,902**	90,643,520
可換股債券	25	**665,562,456**	–
長期負債合計		**751,895,358**	90,643,520
負債合計		**5,658,942,454**	5,017,463,040
少數股東權益		**645,565,339**	723,798,958
股東權益：			
股本	26	**1,000,000,000**	1,000,000,000
資本公積	27	**1,576,209,250**	1,575,971,750
盈餘公積金	28	**292,224,158**	292,224,158
其中：公益金		**129,569,582**	129,569,582
未分配利潤	29	**225,231,761**	328,828,477
外幣報表匯率折算差額		**463,000**	329,217
股東權益合計		**3,094,128,169**	3,197,353,602
負債與股東權益總計		**9,398,635,962**	8,938,615,600

法定代表人：**李桂榮**　　*財務負責人*：**孫玉國**　　*會計主管*：**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司
資產負債表

二零零三年六月三十日
(按中國會計準則編制)

	附註	二零零三年 六月三十日 (未經審計) 人民幣元	二零零二年 十二月三十一日 人民幣元 (附註45)
流動資產：			
貨幣資金	6	**281,686,716**	279,656,206
短期投資	40	**958,669,041**	307,325,817
應收票據	7	**9,650,237**	71,100,000
應收股利	8	**63,650,000**	10,675,440
應收賬款	9, 40	**300,442,641**	175,696,705
其他應收款	10, 40	**272,537,416**	543,500,751
預付賬款	11, 40	**20,432,263**	25,684,354
存貨	12	**274,995,509**	269,435,098
待攤費用	13	**3,406,377**	3,630,557
流動資產合計		**2,185,470,200**	1,686,704,928
長期投資：			
長期股權投資	5, 14	**1,546,256,011**	1,627,507,671
長期債權投資	15	**33,947,723**	34,363,631
長期投資合計		**1,580,203,734**	1,661,871,302
固定資產：			
固定資產原值	16	**1,969,689,940**	1,976,907,517
減：累計折舊	16	**(993,850,217)**	(948,475,228)
固定資產淨值	16	**975,839,723**	1,028,432,289
減：固定資產減值準備	16	**(2,950,331)**	(8,000,000)
固定資產淨額		**972,889,392**	1,020,432,289
在建工程	17	**80,329,259**	70,009,020
固定資產清理		**491,019**	—
固定資產合計		**1,053,709,670**	1,090,441,309
無形資產及其他資產：			
無形資產	18	**149,934,703**	152,167,569
長期待攤費用	19	**2,779,800**	2,980,400
長期應收賬款	9, 40	**63,808,142**	63,808,142
無形資產及其他資產合計		**216,522,645**	218,956,111
遞延稅項：			
遞延稅款借項		**5,101,358**	5,101,358
資產總計		**5,041,007,607**	4,663,075,008

法定代表人：李桂榮　　*財務負責人*：孫玉國　　*會計主管*：于竹明

附註為本會計報表之組成部分。

青島啤酒股份有限公司
資產負債表(續)

二零零三年六月三十日
(按中國會計準則編制)

	附註	二零零三年六月三十日(未經審計)人民幣元	二零零二年十二月三十一日人民幣元(附註45)
流動負債:			
短期借款	20	**280,000,000**	946,000,000
應付票據	21	**50,310,000**	124,375,903
應付賬款	22, 40	**162,980,490**	97,174,668
預收賬款	22, 40	**46,115,196**	42,701,886
應付福利費		**(11,091,813)**	(11,579,431)
應付股利	38	**132,217,800**	–
應交稅金	23, 37	**30,858,163**	(3,180,514)
其他應付款	22, 40	**157,587,244**	139,991,434
其他應交款		**2,396,058**	97,016
預提費用	24	**23,898,637**	10,383,517
一年內到期的長期借款	20	**32,563,485**	35,515,661
一年內到期的可換股債券	25	**298,013,040**	–
流動負債合計		**1,205,848,300**	1,381,480,140
長期負債:			
長期借款	20	**44,094,000**	48,218,934
可換股債券	25	**665,562,456**	–
長期負債合計		**709,656,456**	48,218,934
負債合計		**1,915,504,756**	1,429,699,074
股東權益:			
股本	26	**1,000,000,000**	1,000,000,000
資本公積	27	**1,625,948,350**	1,625,710,850
盈餘公積金	28	**224,236,461**	224,236,461
其中:公益金		**97,483,620**	97,483,620
未分配利潤	29	**275,318,040**	383,428,623
股東權益合計		**3,125,502,851**	3,233,375,934
負債與股東權益總計		**5,041,007,607**	4,663,075,008

法定代表人:**李桂榮**　　*財務負責人*:**孫玉國**　　*會計主管*:**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司及其控股子公司
合併利潤及利潤分配表

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	附註	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元 (附註45)
主營業務收入	30, 40	**3,835,462,035**	3,516,728,143
減：主營業務成本	30, 40	**(2,287,661,341)**	(2,071,867,799)
主營業務税金及附加	31	**(402,299,699)**	(363,607,608)
主營業務利潤		**1,145,500,995**	1,081,252,736
加：其他業務利潤	32	**7,245,433**	9,374,039
減：營業費用		**(595,009,036)**	(502,248,381)
管理費用		**(306,936,162)**	(305,377,759)
財務費用淨額	33	**(67,001,909)**	(73,641,850)
營業利潤		**183,799,321**	209,358,785
加：投資收益	34	**9,423,557**	10,587,691
補貼收入	35	**23,285,609**	21,228,045
營業外收入	36	**3,679,454**	2,983,192
減：營業外支出	36	**(35,415,864)**	(31,259,761)
利潤總額		**184,772,077**	212,897,952
減：所得税	37	**(54,915,143)**	(58,407,173)
減：少數股東損益		**(13,453,650)**	(31,671,540)
淨利潤		**116,403,284**	122,819,239
加：期初未分配利潤		**108,828,477**	179,964,360
以前年度調整	39	**220,000,000**	110,000,000
初未分配利潤，重報		**328,828,477**	289,964,360
可分配利潤		**445,231,761**	412,783,599
減：提取盈餘公積金		**–**	–
提取公益金		**–**	–
可供股東分配利潤		**445,231,761**	412,783,599
減：股利分配	38	**(220,000,000)**	(110,000,000)
未分配利潤		**225,231,761**	302,783,599

法定代表人：**李桂榮**　　*財務負責人*：**孫玉國**　　*會計主管*：**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司
利潤及利潤分配表

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	附註	二零零三年六月三十日止六個月 *(未經審計)* 人民幣元	二零零二年六月三十日止六個月 *(未經審計)* 人民幣元 *(附註45)*
主營業務收入	30, 40	**1,291,348,729**	1,116,402,507
減：主營業務成本	30, 40	**(803,176,045)**	(669,292,951)
主營業務稅金及附加	31	**(65,819,398)**	(67,241,967)
主營業務利潤		**422,353,286**	379,867,589
加：其他業務利潤	32	**673,915**	1,375,329
減：營業費用	40	**(165,885,244)**	(119,663,855)
管理費用		**(106,062,645)**	(125,519,673)
財務費用淨額	33	**(23,682,974)**	(29,630,675)
營業利潤		**127,396,338**	106,428,715
加：投資收益	34	**6,944,508**	45,154,672
營業外收入	36	**600,783**	175,148
減：營業外支出	36	**(3,540,528)**	(8,611,143)
利潤總額		**131,401,101**	143,147,392
減：所得稅	37	**(19,511,684)**	(25,672,885)
淨利潤		**111,889,417**	117,474,507
加：期初未分配利潤		**163,428,623**	204,825,341
以前年度調整	39	**220,000,000**	110,000,000
期初未分配利潤，重報		**383,428,623**	314,825,341
可分配利潤		**495,318,040**	432,299,848
減：提取盈餘公積金		–	–
提取公益金		–	–
可供股東分配利潤		**495,318,040**	432,299,848
減：股利分配	38	**(220,000,000)**	(110,000,000)
未分配利潤		**275,318,040**	322,299,848

*法定代表人：*李桂榮　　*財務負責人：*孫玉國　　*會計主管：*于竹明

附註為本會計報表之組成部分。

青島啤酒股份有限公司及其控股子公司
合併現金流量表

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	附註	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元 (附註45)
經營活動產生的現金流量：			
銷售商品、提供勞務收到的現金		**4,211,357,379**	4,133,407,277
收到的稅費返還		**23,643,611**	24,760,074
收到的其他與經營活動有關的現金		**551,294,288**	228,471,426
現金流入小計		**4,786,295,278**	4,386,638,777
購買商品、接受勞務支付的現金		**(2,479,332,534)**	(2,153,510,211)
支付給職工以及為職工支付的現金		**(279,078,079)**	(248,563,716)
支付的各項稅費		**(657,061,753)**	(674,433,622)
支付的其他與經營活動有關的現金	41	**(631,232,851)**	(595,473,403)
現金流出小計		**(4,046,705,217)**	(3,671,980,952)
經營活動產生的現金流量淨額	(a)	**739,590,061**	714,657,825
投資活動產生的現金流量：			
收回投資所收到的現金		**550,000**	10,000,000
取得投資利益所收到的現金		**130,945**	13,412
處置固定資產而收回的現金淨額		**6,019,831**	31,266,477
收到的其他與投資活動有關的現金		**37,722,176**	12,606,587
現金流入小計		**44,422,952**	53,886,476
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		**(269,496,814)**	(367,160,656)
投資所支付的現金		**(44,044,001)**	(7,479,847)
支付的其他與投資活動有關的現金		**(951,724)**	(1,885,490)
現金流出小計		**(314,492,539)**	(376,525,993)
投資活動產生的現金流量淨額		**(270,069,587)**	(322,639,517)

法定代表人：李桂榮　　*財務負責人*：孫玉國　　*會計主管*：于竹明

附註為本會計報表之組成部分。

青島啤酒股份有限公司及其控股子公司
合併現金流量表(續)

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	附註	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元 (附註45)
籌資活動產生的現金流量:			
吸收投資所收到的現金		**4,500,000**	8,942,000
發行債券所收到的現金		**963,575,496**	–
借款所收到的現金		**1,467,712,873**	1,875,416,393
收到的其他與籌資活動有關的現金		**26,951,694**	3,316,331
現金流入小計		**2,462,740,063**	1,887,674,724
償還債務所支付的現金		**(2,456,615,673)**	(1,826,229,274)
分配股利、利潤和償付利息所支付的現金		**(212,944,044)**	(87,409,674)
支付的其他與籌資活動有關的現金		**(17,396,421)**	(840,663)
現金流出小計		**(2,686,956,138)**	(1,914,479,611)
籌資活動產生的現金流量淨額		**(224,216,075)**	(26,804,887)
匯率變動對現金的影響		**(151,036)**	18,616
現金及現金等價物淨增加額	(c)	**245,153,363**	365,232,037

法定代表人:**李桂榮**　　*財務負責人*:**孫玉國**　　*會計主管*:**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司及其控股子公司
合併現金流量表(續)

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元 (附註45)
(a) 將淨利潤調節為經營活動的現金流量：		
淨利潤	**116,403,284**	122,819,239
少數股東損益	**13,453,650**	31,671,540
計提資產減值準備	**56,055,123**	52,240,904
固定資產折舊	**231,937,215**	222,598,253
無形資產攤銷	**10,980,709**	8,731,092
長期待攤費用攤銷	**881,584**	799,280
預提費用增加	**102,887,247**	95,746,130
待攤費用增加	**(3,871,384)**	(9,626,979)
處置固定資產的損失	**4,457,218**	1,014,066
財務費用	**67,001,909**	73,641,850
投資收益	**(9,423,557)**	(10,587,691)
存貨的增加	**(150,274,518)**	(36,661,089)
遞延税款借項減少	**—**	2,974,561
經營性應收項目的增加	**(72,679,018)**	(259,335,738)
經營性應付項目的增加	**371,780,599**	418,632,407
經營活動產生的現金流量淨額	**739,590,061**	714,657,825
(b) 不涉及現金收支的投資和籌資活動		
債務豁免	**237,500**	49,159
(c) 現金及現金等價物淨增加額：		
現金的期末餘額	**981,730,863**	867,342,118
減：現金的期初餘額	**(708,185,154)**	(485,906,341)
加：現金等價物的期末餘額	**25,588,563**	—
減：現金等價物的期初餘額	**(53,980,909)**	(16,203,740)
現金及現金等價物淨增加額	**245,153,363**	365,232,037

法定代表人：**李桂榮**　　*財務負責人*：**孫玉國**　　*會計主管*：**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司
現金流量表

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	附註	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元 (附註45)
經營活動產生的現金流量：			
銷售商品、提供勞務收到的現金		**1,356,997,855**	1,321,341,055
收到的其他與經營活動有關的現金		**153,662,630**	39,477,207
現金流入小計		**1,510,660,485**	1,360,818,262
購買商品、接受勞務支付的現金		**(931,849,674)**	(633,426,586)
支付給職工以及為職工支付的現金		**(83,749,929)**	(79,426,727)
支付的各項税費		**(131,003,282)**	(191,211,486)
支付的其他與經營活動有關的現金	41	**(135,149,196)**	(352,671,950)
現金流出小計		**(1,281,752,081)**	(1,256,736,749)
經營活動產生的現金流量淨額	(a)	**228,908,404**	104,081,513
投資活動產生的現金流量：			
收回投資所收到的現金		**–**	–
取得投資利益所收到的現金		**127,065,440**	14,370,000
處置固定資產而收回的現金淨額		**591,628**	10,148,236
收到的其他與投資活動有關的現金		**37,684,816**	8,929,259
現金流入小計		**165,341,884**	33,447,495
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		**(37,467,972)**	(68,996,472)
投資所支付的現金		**(44,344,001)**	(17,449,847)
支付的其他與投資活動有關的現金		**(494,640,000)**	–
現金流出小計		**(576,451,973)**	(86,446,319)
投資活動產生的現金流量淨額		**(411,110,089)**	(52,998,824)

法定代表人：**李桂榮**　　*財務負責人*：**孫玉國**　　*會計主管*：**于竹明**

附註為本會計報表之組成部分。

青島啤酒股份有限公司
現金流量表(續)

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	附註	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元 (附註45)
籌資活動產生的現金流量:			
發行債券所收到的現金		**963,575,496**	–
借款所收到的現金		**240,000,000**	741,605,393
現金流入小計		**1,203,575,496**	741,605,393
償還債務所支付的現金		**(913,111,532)**	(700,585,997)
分配股利、利潤和償付利息所支付的現金		**(105,231,769)**	(30,155,919)
現金流出小計		**(1,018,343,301)**	(730,741,916)
籌資活動產生的現金流量淨額		**185,232,195**	10,863,477
匯率變動對現金的影響		–	36,983
現金及現金等價物淨增加額	(c)	**3,030,510**	61,983,149

法定代表人:李桂榮　　*財務負責人*:孫玉國　　*會計主管*:于竹明

附註為本會計報表之組成部分。

截至二零零三年六月三十日止六個月
(按中國會計準則編制)

	二零零三年六月三十日止六個月 *(未經審計)* 人民幣元	二零零二年六月三十日止六個月 *(未經審計)* 人民幣元 *(附註45)*
(a) 將淨利潤調節為經營活動的現金流量：		
淨利潤	**111,889,417**	117,474,507
計提資產減值準備	**26,237,947**	24,271,270
固定資產折舊	**59,698,823**	59,195,206
無形資產攤銷	**2,313,199**	2,311,809
長期待攤費用攤銷	**200,600**	153,799
預提費用增加	**13,515,120**	47,464,294
待攤費用減少	**224,180**	1,845,112
處置固定資產的損失	**682,208**	204,137
財務費用	**23,682,974**	29,630,675
投資收益	**(6,944,508)**	(45,154,672)
存貨的(增加)減少	**(5,560,411)**	37,325,784
遞延税款借項減少	**—**	2,974,561
經營性應收項目的增加	**(34,009,470)**	(219,845,594)
經營性應付項目的增加	**36,978,325**	46,230,625
經營活動產生的現金流量淨額	**228,908,404**	104,081,513

(b) 本公司並不涉及現金收支的投資和籌資活動。

(c) 現金及現金等價物淨增加額：		
現金的期末餘額	**253,686,716**	177,004,288
減：現金的期初餘額	**(227,656,206)**	(104,803,539)
加：現金等價物的期末餘額	**—**	—
減：現金等價物的期初餘額	**(23,000,000)**	(10,217,600)
現金及現金等價物淨增加額	**3,030,510**	61,983,149

法定代表人：**李桂榮**　　*財務負責人*：**孫玉國**　　*會計主管*：**于竹明**

附註為本會計報表之組成部分。

(按中國會計準則編制)
(除另有說明外，所有金額均以人民幣元為單位)

1 公司組織及經營活動

青島啤酒股份有限公司(以下簡稱「本公司」)根據中華人民共和國(以下簡稱「中國」)《公司法》、《股份有限公司規範意見》及《關於到香港上市的公司執行〈股份有限公司規範意見〉的補充意見》以及其他適用的中國法律、法規和有關行政規章的規定，經青島市人民政府批准，於一九九三年六月十六日成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零二年十月二十一日，本公司與安海斯－布希國際控股有限公司(ANHEUSER－BUSCH COMPANIES, INC.)(「A-B 公司」) 簽訂一項《戰略性投資協議》，本公司將分期向A-B公司發行強制性轉股的可換股公司債券，作價共約港幣1,416,195,000元 (折合約人民幣1,503,008,000元)；全數換股後A-B公司將持有本公司約27%的股權。其中，本公司於本報告期內收到A-B公司認購本公司發行的可換股債券的部份款項合共907,920,000港元(折合約人民幣963,575,000元)，並於本報告期後轉為股本。其餘約508,275,000 港元(折合約人民幣539,433,000元) 預計可於下半年及二零零四年間收到。此等融資安排可減低本集團營運資金為負數的情況。詳情請參閱附註20及25。

本公司的主要業務為生產及銷售啤酒。控股子公司及聯營公司主要從事啤酒生產和銷售及國內啤酒貿易。

本公司及其控股子公司(以下簡稱「本集團」)。本集團及本公司於二零零三年六月三十日止六個月期間的主要收購事項已詳列於本報告附註5。

2 主要會計政策、會計估計和合併會計報表的編制方法

(a) 公司目前執行的會計準則和會計制度

本會計報表按照中華人民共和國財政部頒發的《企業會計準則》和《企業會計制度》及其相關規定編制。

(b) 會計年度

會計年度自公曆一月一日起至十二月三十一日止。

(c) 記賬基礎和計價原則

以權責發生制為記賬基礎。除本公司在改制為股份有限公司時進行評估的部份資產按國有資產管理部門確認後的評估值入賬外，各項資產均以在取得或購建時的實際成本為計價原則。

(d) 記賬本位幣及外幣業務核算

本公司以人民幣為記賬本位幣。本會計報表的編制金額單位為人民幣元。外幣業務按業務發生當月月初(或當日)中國人民銀行公布的基準匯價折合為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債按中國人民銀行公布的該日基準匯價折算為人民幣，所產生的匯兑損益除了和固定資產購建期間因專門外幣資金借貸相關的匯兑損益將資本化外，直接記入當期損益。

外幣資產負債表中的所有資產、負債項目均按資產負債表報告日中國人民銀行公布的基準匯價折算，股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公布的基準匯價折算，未分配利潤項目以折算後利潤及利潤分配表中該項目的金額確認；利潤及利潤分配表按年度平均匯價折算，由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內。

2 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(e) 採用的會計準則

於本期內，本集團提早採納由財政部頒布的財會[2003]12號《資產負債表日後事項(2003年修訂)》企業會計準則，該會計準則於二零零三年七月一日或以後開始之會計年度生效。

財會[2003] 12號《資產負債表日後事項(2003年修訂)》企業會計準則規範了企業對資產負債表日後事項的財務報表調整，及對財務報表授權發行日期和資產負債表日後事項之披露。其中，對於資產負債表日後建議派發予股東之股息，企業不應於資產負債表日將其確認為負債。本集團會計政策之變更及採納此等新政策對此會計報表並未造成任何重大影響。

(f) 現金及現金等價物

現金包括庫存現金和存於銀行或其他金融機構而可以隨時用於支付的存款。

現金等價物是指持有的期限不超過三個月、流動性強、易於轉換為已知金額、價值變動風險很小的投資。

(g) 短期投資

短期投資主要為委托貸款 。委托貸款是指委托金融機構向其他單位貸出的款項，並按期計提利息，計入損益 ；對按期計提的利息到付息期不能收回的，停止繼續計提利息，並沖回已計提的利息。期末如有跡象表明， 委托貸款本金高於預計可收回金額的，按其差額計提減值準備 。

(h) 應收賬款及壞賬準備

本集團對可能發生的壞賬損失採用備抵法核算，按期末應收款餘額(包括應收關聯方金額)之可回收性計提壞賬準備。管理層採用賬齡分析法及根據以往的經驗、債務單位的財務及實際經營情況合理地估計壞賬準備。壞賬準備分為專項壞賬準備及一般壞賬準備。

專項壞賬準備的計提是對各重大應收賬款進行分析，在分析過程中，將綜合考慮此賬款的賬齡、債務單位的財務及經營情況和現金流量情況，賬款的當期回收情況及期後回收情況等，從而進行壞賬準備的估計。

對賬齡一年至二年及二年以上的應收賬款分別按個別情況計提50%及100%的一般性壞賬準備。

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤銷、破產、資不抵債或現金流量嚴重不足等 ，確認為壞賬，並沖銷已提取的相應壞賬準備。

(i) 存貨

存貨包括原材料、在產品、包裝物、輔料及低值易耗品和產成品。

期末存貨按成本或可變現淨值兩者較低者計價。成本按加權平均法計算，包括所有的採購成本、生產成本及使存貨達到目前地點及狀態的其他相關成本；在產品及產成品成本包括原材料，直接工資及按適當百分比分攤的所有間接費用。可變現淨值按正常生產經營過程中，以存貨的估計售價減去至完工估計將要發生的成本、估計銷售費用及相關稅金後的金額確定。低值易耗品及部份包裝物按1-5年使用年限採用直線法攤銷列作當年生產費用。

存貨一經出售，其賬面價值在相應收入的確認期間內即被確認為成本。存貨跌價減值或存貨損失的金額在減值或損失發生的當期確認為費用。若此後存貨的淨變現價值有所增加，則應將以前已確認的存貨減值轉回，並於轉回當期作為費用的減少。

存貨的盤存採用永續盤存制。

2 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(j) 長期投資

長期股權投資

長期股權投資根據不同情況，分別採用成本法或權益法核算。

(i) 本集團對被投資單位的投資佔該單位有表決權資本總額20%以下，或對被投資單位的投資雖佔該被投資單位有表決權資本總額20%或20%以上但對其財務和經營決策無控制、無共同控制且無重大影響的，長期股權投資採用成本法核算。除追加或收回投資外，投資的賬面價值保持不變。被投資單位宣告分派的利潤或現金股利，確認為當期投資收益。本集團確認投資收益，僅限於所獲得的被投資單位在接受投資後產生的累積淨利潤的分配額，所獲得的被投資單位宣告分派的利潤或現金股利超過上述數額的部分，作為初始投資成本的收回，沖減投資的賬面價值。

(ii) 本集團對被投資單位的投資佔該被投資單位有表決權資本總額20%或20%以上，或雖投資不足20%但對其財務和經營決策有控制、共同控制或重大影響的，長期股權投資採用權益法核算。在取得股權投資後，按應享有或應分擔的被投資單位當年實現的淨利潤或發生的淨虧損的份額，調整投資的賬面價值，並確認為當期投資損益。本公司按被投資單位宣告分派的利潤或現金股利計算應分得的部分，相應減少投資的賬面價值。本公司確認被投資單位發生的淨虧損，以投資賬面價值減記至零為限；如果被投資單位以後各期實現淨利潤，本公司在計算的收益分享額超過未確認的虧損分擔額以後，按超過未確認的虧損分擔額的金額，恢復投資的賬面價值。

(iii) 長期股權投資採用權益法核算時，初始投資成本與應享有被投資公司股權份額之間的差額，作為股權投資差額採用直線法按10年攤銷。

長期債權投資

長期債權投資在取得時以投資成本入賬。長期債券投資成本扣除相關費用及應收利息，與債券面值之間的差額作為債券投資溢價或折價。債券投資溢價或折價，在債券購入後至到期前的期間內，於確認相關債券利息收入時以直線法攤銷。長期債券投資按期計算應收利息，在調整債券投資溢價或折價攤銷額後的餘額，確認為當期投資收益。

長期投資減值準備

長期投資由於市價持續下跌或被投資企業經營狀況惡化等原因導致其可收回金額低於賬面價值，並且有關降低的價值在可預計的未來期間內不可能恢復，本集團按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。

(k) 固定資產及折舊

本集團的固定資產確認標準為

(1) 使用年限在一年以上的房屋建築物(包括土地使用權)、機器、機械、運輸工具及其他與生產經營有關的設備、器具及工具等。

(2) 使用年限在兩年以上， 單位價值在人民幣2,000元以上不屬於生產主要設備的物品。

固定資產按實際成本或重估價值作為入賬價值。實際成本包括購價和相關的稅費以及將該項資產達到預定可使用狀態前所必要的支出。重估價值為本公司改組為股份制公司時由原有股東投入的固定資產，按原有股東所同意而經中國國家國有資產管理局批准的評估價入賬。固定資產投入使用後發生的日常維修及保養支出於發生當年度予以費用化；具有未來經濟效益的重大改良及更新支出則予以資本化。

(k) 固定資產及折舊 *(續)*

固定資產折舊按照各類固定資產的估計使用年限計算並考慮了3%的殘值後(除土地使用權外)，按下列估計可使用年限以直線法計提：

	估計使用年限	年折舊率
房屋及建築物(包括土地使用權)	20-50年	2%-5%
機器設備	10-14年	7.1%-10%
運輸設備	5-12年	8.3%-20%
其他設備	5-10年	10%-20%

土地使用權的預計淨殘值系土地使用權預計使用年限高於房屋建築物預計使用年限的部份所對應的價值。待該項房屋、建築物報廢時，將淨殘值中相當於尚可使用的土地使用權價值的部份，轉入繼續建造的房屋建築物的價值，如果不再繼續建造房屋建築物的，則將其價值轉入無形資產進行攤銷。固定資產處置時，其賬面價值與實際取得價款的差額，確認為當年度損益。

本集團於資產負債表日，對固定資產進行全面檢查，如果由於市價持續下跌，或技術陳舊、損壞，長期閑置等原因導致其可收回金額低於其賬面價值的固定資產，將按其可收回金額低於其賬面價值的差額計提資產減值準備；當固定資產在實質上已經不能再帶來經濟利益時，予以全額計提減值準備。有關減值準備應計入當期損益。固定資產減值準備按單項資產計提。

(l) 在建工程

在建工程是指興建中的房屋建築物、安裝及調試中的機器設備，按實際發生的支出作為工程成本入賬。該等成本包括採購成本、直接建造成本，以及於興建、安裝及調試期間的有關專門借款所發生而能夠達到資本化條件的借款費用。在建工程達到預定可使用狀態時轉為固定資產。在建工程不計提折舊。

於資產負債表日，本集團對在建工程進行全面檢查，對於長期停建並且預計未來3年內不會重新開展工程的；在性能上及在技術上已經落後並且帶來的經濟利益具有很大的不確定性的；以及其他足以證明已經發生減值的在建工程，對於可收回金額低於賬面價值的差額，計提減值準備並計入當期損益。

(m) 借款費用

借款費用是指本集團因借款而發生的利息、折價或溢價的攤銷和輔助費用，以及因外幣借款而發生的匯兑差額，一般在發生時直接計入費用。

專門借款，指為購建固定資產而專門借入的款項。因專項借款發生的利息、折價或溢價的攤銷和匯兑差額於：1)購建固定資產支出已發生；2)借款費用已發生及3)專為使資產達到預定可使用狀態所必要的購建活動已經開始時予以資本化，並於該等資產達到其預定的可使用或可銷售狀態而必要進行的活動完成時停止資本化。

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

(n) 無形資產計價及攤銷

無形資產包括土地使用權、商標及專有技術等。

以支付土地出讓金方式取得的土地使用權或購入的土地使用權，按照實際支付的價款作為實際成本，於開始建造項目前作為無形資產核算。並採用直線法按土地使用權期限攤銷。利用土地建造項目時，將土地使用權的賬面價值全部轉入在建工程成本。

(n) 無形資產計價及攤銷 *(續)*

自行開發並依法申請取得的專有技術，其實際成本按依法取得時發生的註冊費、律師費用等費用確定；依法申請取得前發生的研究與開發費用，於發生時確認為當期費用。本集團的專有技術是於控股子公司重組時，由少數股東作為資本投入。此專有技術按照控股子公司及各股東議定之金額入賬，並按照其預計經濟利益，估計為10年的有效期內以直線法攤銷。

商標主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年攤銷。

其他商標是於收購控股子公司時取得，按照其收購時價值入賬，並按其估計之使用年限由5至10年不等攤銷。

本集團定期檢查各無形資產預計的未來經濟獲利能力。當有證據表明無形資產已經發生減值時，對預計可收回金額低於其賬面價值的部分計提減值準備。

(o) 長期待攤費用

長期待攤費用包括固定資產大修理支出、租入固定資產的改良支出及已經支出但攤銷期限在1年以上(不含1年)的其他待攤費用，按實際發生額記入長期待攤費用核算。

租入固定資產改良支出是指對採用經營租賃租入的固定資產所實際發生的改良支出，在租賃期與租賃資產尚可使用年限兩者孰短的期限內平均攤銷；其他長期待攤費用在其受益期內採用直線法平均攤銷。

籌建期間發生的費用，在公司開始生產經營的當月起一次性計入損益。

如長期待攤的費用項目不能使以後會計期間受益的，尚未攤銷的該項目的攤餘價值予以全部轉入當期損益。

(p) 可換股債券

可換股債券在發行以及轉換為股份之前，按照實際的發行價格總額，作負債處理；債券發行價格總額與債券面值總額的差額，作為債券溢價或折價，在債券的存續期間內按直線法於計提利息時攤銷，並按借款費用的處理原則處理。 當可轉換股債券持有人行使轉換權利，將其持有的債券轉換為股份或資本時，應按其賬面價值結轉；可換股債券賬面價值與可轉換股份面值的差額，減去支付的現金(若適用)後的餘額，作為資本公積處理。

(q) 預計負債

當與或有事項相關的義務很可能導致經濟利益流出企業、而須由企業承擔的金額能夠可靠地計量時予以確認有關負債。

確認的預計負債金額是清償該負債所需支出的最佳估計數。確認的負債所需支出的全部或部分預期由第三方或其他方補償的，則補償金額在基本確定能收到時，以不超過所確認負債的賬面價值的金額作為資產單獨確認。

(r) 收入確認的方法

收入基於以下方法確認：

(i) 主營業務收入

主營業務收入指產品銷售收入。

產品銷售是於將產品所有權上的主要風險和報酬已轉移給購貨方，且不再對該產品實施繼續管理和控制，與交易相關的經濟利益很可能流入本集團，同時與銷售該產品有關的收入和成本能夠可靠地計量時，確認收入的實現。

銷售折讓在實際發生時沖減當期收入。

2 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(r) 收入確認的方法 *(續)*

(ii) 利息收入

利息收入按銀行或其他金融機構使用本集團現金的時間和適用利率計算確定。

(s) 所得稅的會計處理

本集團所得稅是根據會計報表所列示的稅前利潤，調整不須繳納稅金或不可扣除的各項收支項目，並考慮所有的稅賦優惠後按適用稅率計算。

本集團的所得稅的會計處理方法採用納稅影響會計法下的債務方法核算，按於本期發生的時間性差異和規定的所得稅率計算遞延稅款。遞延稅款以債務法核算，對時間性差異按現行適用的稅率調整期末累計的所得稅影響金額。

對遞延稅款資產，除對其中將於近期轉回時有足夠的應納稅所得可以抵減時予以確認外，其餘的均在發生當期視同永久性差異處理。

(t) 利潤分配

本公司稅後利潤的分配和股利的支付，由本公司董事會提出方案，報股東大會審議通過。

本公司繳納所得稅後之淨利潤按下列順序分配：

(i) 彌補虧損；

(ii) 提取本年淨利潤的10%作為法定盈餘公積金；

(iii) 提取本年淨利潤的10%作為公益金；

(iv) 提取任意盈餘公積金；

(v) 支付股利。

本公司章程及國家財政部財會字1995[31]號文件規定，提取法定盈餘公積金、公益金及任意盈餘公積金以中國會計準則編制的財務報表為基礎。根據本公司章程，本公司派發股利乃按中國會計準則及法規和香港公認會計原則所編制之財務報表之可供分配利潤之較低者為支付基礎。

根據財政部財會[2003]12號文規範了企業對資產負債表日後事項的財務報表調整，及對財務報表授權發行日期和資產負債表日後事項之披露，其中，對於資產負債表日後建議派發予股東之股息，企業不應於資產負債表日將其確認為負債。該準則也要求，如果於資產負債表日後有事件顯示企業持續經營之假設不再適合，企業不應按持續經營基準編制其財務報表。該等會計政策之改變已追溯至以前年度。

(u) 主要會計政策及會計估計變更

根據法律或會計準則等行政法規、規章的要求，或會計政策的變更能夠提供本集團財務狀況、經營成果和現金流量等更可靠、更相關的會計信息時，應當變更會計政策。

變更會計政策時應採用追溯調整法，除非產生的與以前年度相關的累計影響數無法合理地確定，則應採用未來適用法。

如果經營活動中存在不確定因素的影響，某些會計報表項目不能精確地計量，而只能加以估計，此外，如果賴以進行會計估計的基礎發生了變化，或者由於取得新的信息，積累更多的經驗以及後來的發展變化，可能需要對會計估計進行修訂。

會計估計變更時，對變更當期和未來期間發生的交易或事項採用新的會計估計進行處理。

2 主要會計政策、會計估計和合併會計報表的編制方法 *(續)*

(v) 合併會計報表的編制方法

合併會計報表包括本公司及納入合併範圍的子公司，是根據中華人民共和國財政部財會字(1995) 11 號文《關於印發合併會計報表的暫行規定》及相關規定編制。

從取得子公司的實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤納入合併；從喪失實際控制權之日起停止合併。本公司和子公司之間所有重大往來餘額、交易及未實現利潤已在合併會計報表編制時予以抵銷。在合併會計報表中，少數股東權益指納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分。

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

3 非貨幣性交易

本集團及本公司於截至二零零三年六月三十日止六個月期間並無發生其他重大非貨幣性交易。

4 季節性、周期性收入說明

每年的夏季及秋季(5月至10月)為啤酒銷售的旺季，其銷售量一般為淡季期間(11月至明年4月)的1至2倍。

5 控股子公司及聯營公司情況

(a) 截至二零零二年十二月三十一日，本公司的主要控股子公司資料如下：

二零零二年十二月三十一日或以前已成立／收購的控股子公司

控股子公司名稱	註冊及主要經營地點	註冊資本	本公司所佔權益比例(%)		主要業務
			直接持有	*間接持有*	
深圳市青島啤酒華南投資有限公司	中國深圳	人民幣200,000,000	95%	–	控股公司
青島啤酒(珠海)有限公司	中國珠海	人民幣60,000,000	–	72.83%	國內啤酒生產及銷售
青島啤酒(三水)有限公司	中國三水	人民幣41,335,505	–	71.25%	國內啤酒生產及銷售
青島啤酒(郴州)有限公司	中國郴州	人民幣70,000,000	–	84.36%	國內啤酒生產及銷售
青島啤酒(黃石)有限公司	中國黃石	人民幣5,000,000	–	90.25%	國內啤酒生產及銷售
青島啤酒(應城)有限公司	中國應城	人民幣5,000,000	–	90.25%	國內啤酒生產及銷售
深圳青島啤酒朝日有限公司	中國深圳	美元30,000,000	51%	–	啤酒生產及銷售
深圳市青島啤酒銷售有限公司	中國深圳	人民幣20,000,000	95%	–	國內啤酒貿易
青島啤酒華東控股有限公司	中國上海	人民幣100,000,000	95%	–	控股公司

5 控股子公司及聯營公司情況 *(續)*

(a) **截至二零零二年十二月三十一日，本公司的主要控股子公司資料如下：** *(續)*

二零零二年十二月三十一日或以前已成立／收購的控股子公司 *(續)*

控股子公司名稱	註冊及主要經營地點	註冊資本	本公司所佔權益比例(%) 直接持有	間接持有	主要業務
青島啤酒華東上海銷售有限公司	中國上海	人民幣3,000,000	–	94.05%(b)(ii)	國內啤酒貿易
青島啤酒華東南京銷售有限公司	中國南京	人民幣1,000,000	–	93.88%	國內啤酒貿易
青島啤酒上海有限公司	中國上海	人民幣50,000,000	–	90.25%	國內啤酒生產及銷售
青島啤酒(蕪湖)有限公司	中國蕪湖	人民幣20,000,000	–	85.50%	國內啤酒生產及銷售
青島啤酒(馬鞍山)有限公司	中國馬鞍山	人民幣5,000,000	–	90.25%	國內啤酒生產及銷售
青島啤酒上海松江有限公司	中國上海	美元36,640,000	75%	–	國內啤酒生產及銷售
青島啤酒(壽光)有限公司	中國壽光	人民幣60,606,060	99%	–	國內啤酒生產及銷售
青島啤酒(濰坊)有限公司	中國濰坊	人民幣5,000,000	70%	–	國內啤酒生產及銷售
青島啤酒(安丘)有限公司	中國安丘	人民幣5,000,000	95%	–	國內啤酒生產及銷售
青島啤酒第三有限公司	中國平度	人民幣10,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(徐州)有限公司	中國沛縣	人民幣39,336,899	66%	–	國內啤酒生產及銷售
青島啤酒(徐州彭城)有限公司	中國彭城	人民幣5,000,000	90%	–	國內啤酒生產及銷售
青島啤酒(薛城)有限公司	中國薛城	人民幣45,000,000	85%	–	國內啤酒生產及銷售
青島啤酒(滕州)有限公司	中國滕州	人民幣15,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	人民幣5,000,000	–	86.20%	國內麥芽製造及貿易
北京三環亞太啤酒有限公司(「北京三環公司」)	中國北京	美元28,900,000	54%(d)	–	國內啤酒生產及貿易

5 控股子公司及聯營公司情況 *(續)*

(a) 截至二零零二年十二月三十一日，本公司的主要控股子公司資料如下： *(續)*

二零零二年十二月三十一日或以前已成立／收購的控股子公司 *(續)*

控股子公司名稱	註冊及主要經營地點	註冊資本	本公司所佔權益比例(%) 直接持有	本公司所佔權益比例(%) 間接持有	主要業務
北京五星青島啤酒有限公司	中國北京	人民幣862,000,000	37.64%	25%	國內啤酒生產及銷售
青島啤酒(福洲)有限公司	中國福州	美元26,828,100	75%(b)(i)	–	國內啤酒生產及貿易
青島啤酒(廊坊)有限公司	中國廊坊	人民幣10,000,000	95%	–	國內啤酒生產及銷售
青島啤酒西安有限責任公司	中國西安	人民幣222,200,000	76.10%	–	國內啤酒生產及銷售
青島啤酒渭南有限責任公司	中國渭南	人民幣50,000,000	28%	54.79%	國內啤酒生產及銷售
青島啤酒(鞍山)有限公司	中國鞍山	人民幣50,000,000	60%	–	國內啤酒生產及銷售
青島啤酒(興凱湖)有限公司	中國雞西	人民幣20,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(密山)有限公司	中國密山	人民幣20,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(哈爾濱)有限公司	中國哈爾濱	人民幣22,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(蓬萊)有限公司	中國蓬萊	人民幣37,500,000	80%	–	國內啤酒生產及銷售
青島啤酒(榮城)有限公司	中國榮城	人民幣20,000,000	70%	–	國內啤酒生產及銷售
青島啤酒進出口有限公司	中國青島	人民幣5,000,000	95%	–	進出口啤酒貿易
青島啤酒銷售有限公司	中國青島	人民幣5,000,000	95%	–	國內啤酒貿易
青島啤酒第五有限公司	中國青島	人民幣34,610,000	93.79%	–	國內啤酒生產及銷售
青島啤酒開發有限公司	中國青島	人民幣1,320,000	100%	–	國內啤酒貿易
青島啤酒(平原)有限公司	中國平原	人民幣5,000,000	90%	–	國內啤酒生產及銷售

5 控股子公司及聯營公司情況 *(續)*

(a) 截至二零零二年十二月三十一日，本公司的主要控股子公司資料如下： *(續)*

二零零二年十二月三十一日或以前已成立／收購的控股子公司 *(續)*

控股子公司名稱	註冊及主要經營地點	註冊資本	本公司所佔權益比例(%) 直接持有	間接持有	主要業務
青島啤酒(日照)有限公司	中國日照	人民幣10,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(菏澤)有限公司	中國菏澤	人民幣10,000,000	90%	–	國內啤酒生產及銷售
青島啤酒(武漢)有限公司	中國武漢	人民幣1,000,000	51%	44.22%	國內啤酒生產及銷售
青島啤酒(重慶)有限公司	中國重慶	人民幣7,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(台州)有限公司	中國台州	人民幣10,000,000	95%	–	國內啤酒生產及銷售
青島啤酒(香港)貿易有限公司	香港	港幣500,000	100%	–	香港啤酒貿易
青島啤酒(漢中)有限公司	中國漢中	人民幣29,410,000	–	50.23%	國內啤酒生產及貿易
青島啤酒(斗門)麥芽有限公司	中國珠海	人民幣10,000,000	–	90.25%	國內麥芽製造及貿易
青島啤酒(瀘州)有限公司	中國瀘州	人民幣111,110,000	55%	–	國內啤酒生產及銷售
青島啤酒(南京)有限公司	中國南京	美元5,000,000	75%	–	國內啤酒生產及貿易
青島啤酒(宿遷)有限公司	中國宿遷	人民幣10,000,000	95%	–	國內啤酒生產及貿易
北京青島啤酒北方銷售公司	中國北京	人民幣29,980,000	80%	14.25%	國內啤酒貿易
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	人民幣10,000,000	85%	14.25%	國內啤酒貿易
青島啤酒(嶗山)有限公司	中國青島	人民幣16,635,592	50%	46.90%	國內啤酒生產及貿易
青島啤酒(滕州)淮海銷售有限公司	中國滕州	人民幣500,000	–	90.00%	國內啤酒貿易
青島啤酒(蘇州)有限公司	中國太倉	人民幣5,000,000	10%	85.50%	國內啤酒生產及貿易
青島啤酒華東杭州銷售有限公司	中國杭州	人民幣1,000,000	–	94.05%(b)(ii)	國內啤酒貿易

5 控股子公司及聯營公司情況 *(續)*

(a) 截至二零零二年十二月三十一日，本公司的主要控股子公司資料如下： *(續)*

二零零二年十二月三十一日或以前已成立／收購的控股子公司 *(續)*

控股子公司名稱	註冊及主要經營地點	註冊資本	本公司所佔權益比例(%)		主要業務
			直接持有	*間接持有*	
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣3,000,000	–	76.10%	國內啤酒貿易
青島啤酒福州銷售有限公司	中國福州	人民幣2,000,000	95%	–	國內啤酒貿易
青島啤酒西南銷售有限公司	中國成都	人民幣2,000,000	60%	30%	國內啤酒貿易
青島啤酒(隨州)有限公司	中國隨州	人民幣24,000,000	–	85.50%	國內啤酒生產及銷售
青島啤酒(天門)有限公司	中國天門	人民幣18,000,000	–	85.50%	國內啤酒生產及銷售
青島啤酒(台州)銷售有限公司	中國台州	人民幣6,800,000	–	48.45%	國內啤酒貿易
青島祥宏商務有限公司	中國青島	人民幣1,000,000	95%	–	汽車租賃
青島啤酒招商物流有限公司	中國青島	人民幣2,000,000	51%	–	物流服務與管理
郴州市青島啤酒銷售有限公司	中國郴州	人民幣1,000,000	–	94.69%	國內啤酒貿易
青島啤酒魯中(濰坊)銷售有限公司	中國濰坊	人民幣2,000,000	–	90.30%	國內啤酒貿易
青島啤酒(廈門)有限公司	中國廈門	人民幣10,000,000	80%	–	國內啤酒生產及銷售
青島啤酒(廈門) 銷售有限公司	中國廈門	人民幣1,000,000	–	40%	國內啤酒貿易

截至二零零三年六月三十日止六個月，本集團新收購／成立的控股子公司的資料如下：

新控股子公司名稱	成立／收購日期	成立和營運地點	註冊和實收資本	本公司所應佔權益的比例(%)		主要業務
				直接持有	*間接持有*	
青島啤酒裔豐倉儲有限公司	二零零三年一月	中國青島	人民幣10,000,000	–	52.25%	倉儲、加工、運輸
青島啤酒寶雞有限責任公司(i)	二零零三年一月	中國寶雞	人民幣1,000,000	30%	53.27%	國內啤酒生產及銷售

(i) 於二零零三年一月，本公司與青島啤酒西安有限公司(「西安公司」)合資成立青島啤酒寶雞有限責任公司(「寶雞公司」)，寶雞公司的註冊資本為人民幣1,000,000元，其中本公司以現金出資人民幣300,000元，佔寶雞公司註冊資本的30%；西安公司以現金出資人民幣700,000元，佔寶雞公司註冊資本的70%。

西安公司與第三方寶雞啤酒股份有限公司(「寶啤公司」)簽訂一租賃合同，由寶啤公司將其除流動資產以外的全部資產以零租賃費方式租賃予寶雞公司以從事啤酒生產業務。租賃期間，寶雞公司需負責有關的營運成本。

5 控股子公司及聯營公司情況 *(續)*

(b) 本公司所持以下控股子公司的權益於本期內產生變動如下：

(i) 於二零零三年三月，本公司與福建釀酒廠(新加坡)私人有限公司達成協議，以約人民幣40,040,000元購入其在青島啤酒(福州)有限公司(「福州公司」)擁有的24%股權。本次交易後，本公司佔福州公司註冊資本由51%增加至75%。

(ii) 於二零零三年一月，本公司之控股子公司青島啤酒上海有限公司將其於青島啤酒華東上海銷售有限公司及青島啤酒華東杭州銷售有限公司各10%之股權分別以人民幣300,000元及人民幣100,000元轉讓另一控股子公司青島啤酒(蕪湖)有限公司。是次股權轉讓令本公司對青島啤酒華東上海銷售有限公司及青島啤酒華東杭州銷售有限公司之間接權益由94.53%減少至94.05%。

(c) 於二零零三年六月三十日，本集團的主要聯營公司資料如下：

聯營公司名稱	註冊及主要經營地點	註冊資本	本集團所佔權益比例(%) 直接持有	間接持有	主要業務	期末投資餘額
青島啤酒(揚州)有限公司	中國揚州	人民幣5,000,000	20%	–	國內生產及銷售啤酒	–
青島啤酒朝日飲品有限公司	中國青島	人民幣70,000,000	–	37.52%	國內生產及銷售茶飲料	人民幣19,736,570
遼寧瀋青青島啤酒銷售有限公司	中國瀋陽	人民幣2,000,000	30%	–	國內啤酒貿易	人民幣657,794

聯營公司的經營結果如對本集團及本公司的財務狀況或盈利有重大影響，在編制本集團及本公司的財務報表時已作權益法處理。

(d) 於二零零一年十一月，本公司與EVG有限公司(以下簡稱EVG公司)簽署股權轉讓協議，EVG公司將以現金5,787,000美元為代價收購北京三環公司25%股權。交易完成後本公司仍將擁有北京三環公司29%股權。於二零零二年度EVG公司向本公司提出延緩支付股權轉讓價款，雙方協商同意在EVG公司付清全部轉讓價款之前，該股權由本公司受托經營管理並行使相應的股東權利。截至二零零三年六月三十日止，由於EVG仍未支付該等股權轉讓款，因此於本集團及本公司的會計報表中，仍以本公司佔北京三環公司54%權益為原則作為編制基準。

(e) 於二零零一年十一月，深圳市青島啤酒華南投資有限公司(本公司的控股子公司)與泰聯釀造(開曼群島)有限公司簽定股權轉讓合同，由本公司出資人民幣96,000,000元購買其持有的廣西南寧萬泰啤酒有限公司30%的股權，並改名為青島啤酒(南寧)有限公司(「南寧公司」)。截至二零零三年六月三十日，相關的股權出讓手續尚未辦妥，而本公司亦未就該投資予以入賬。

6 貨幣資金

(a) 集團

	二零零三年六月三十日 (未經審計)			二零零二年十二月三十一日		
	原幣值金額	**折算匯率**	**折合人民幣**	原幣值金額	折算匯率	折合人民幣
人民幣現金			**5,934,943**			2,472,224
人民幣銀行存款			**1,038,123,971**			825,140,895
小計			**1,044,058,914**			827,613,119
外幣存款						
一 美元	**3,209,850**	**8.273**	**26,555,827**	3,206,774	8.277	26,544,044
一 港元	**201,458**	**1.061**	**213,838**	201,338	1.061	213,640
貨幣資金合計			**1,070,828,579**			854,370,803

(b) 公司

	二零零三年六月三十日 (未經審計)			二零零二年十二月三十一日		
	原幣值金額 *人民幣元*	**折算匯率** *人民幣元*	**折合人民幣** *人民幣元*	原幣值金額 *人民幣元*	折算匯率 *人民幣元*	折合人民幣 *人民幣元*
人民幣現金			**1,648,135**			994,212
人民幣銀行存款			**256,420,436**			254,467,422
小計			**258,068,571**			255,461,634
外幣存款						
一 美元	**2,855,017**	**8.273**	**23,618,145**	2,923,001	8.277	24,194,572
貨幣資金合計			**281,686,716**			279,656,206

(c) 列示於現金流量表的現金及現金等價物包括

	集團		公司	
	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年六月三十日 *(未經審計)* *人民幣元*	**二零零三年六月三十日** *(未經審計)* *人民幣元*	二零零二年六月三十日 *(未經審計)* *人民幣元*
貨幣資金	**1,070,828,579**	942,642,241	**281,686,716**	216,004,288
減：三個月以上的定期存款	**28,000,000**	53,305,123	**28,000,000**	28,000,000
受到限制的銀行存款	**35,509,153**	21,995,000	**–**	11,000,000
	1,007,319,426	867,342,118	**253,686,716**	177,004,288

(d) 受到限制的銀行存款主要是本集團為取得銀行匯票按規定存於銀行存款帳戶的款項。

(e) 列示於本集團及本公司現金流量表的現金及現金等價物並沒有任何3個月以上的定期存款、受到限制的銀行存款或持有期限不超過3個月的國債投資。

7 應收票據

	集團		公司	
	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元
商業承兑匯票	–	165,000	–	9,000,000
銀行承兑匯票	**65,364,120**	65,734,125	**9,650,237**	62,100,000
	65,364,120	65,899,125	**9,650,237**	71,100,000

以上承兑匯票均無用作質押。

8 應收股利

	公司	
	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元 (附註45)
深圳市青島啤酒華南投資有限公司	**44,650,000**	–
深圳市青島啤酒銷售有限公司	**19,000,000**	–
青島啤酒西安有限責任公司	–	10,675,440
合計	**63,650,000**	10,675,440

9 應收賬款

	集團		公司	
	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元
應收賬款	**352,726,335**	305,797,788	**377,349,430**	246,253,400
減：壞賬準備	**(139,522,462)**	(138,076,054)	**(76,906,789)**	(70,556,695)
	213,203,873	167,721,734	**300,442,641**	175,696,705

應收賬款的賬齡分析如下：

(a) 集團

	二零零三年六月三十日 (未經審計)				二零零二年十二月三十一日			
	金額 人民幣元	百份比(%)	壞賬準備 人民幣元	已計提比例(%)	金額 人民幣元	百份比(%)	壞賬準備 人民幣元	已計提比例(%)
一年以內	**202,956,455**	**57.54%**	**(5,551,413)**	**2.74%**	125,195,693	40.94%	(4,912,193)	3.92%
一至少於二年	**37,456,099**	**10.62%**	**(25,044,479)**	**66.86%**	56,665,486	18.53%	(12,060,933)	21.28%
二至少於三年	**15,734,405**	**4.46%**	**(14,642,100)**	**93.06%**	19,219,656	6.29%	(17,325,301)	90.14%
三年以上	**96,579,376**	**27.38%**	**(94,284,470)**	**97.62%**	104,716,953	34.24%	(103,777,627)	99.10%
合計	**352,726,335**	**100.00%**	**(139,522,462)**	**39.56%**	305,797,788	100.00%	(138,076,054)	45.15%

於二零零三年六月三十日，本集團應收賬款(包括長期部份)前五名客戶所欠金額合計約為人民幣116,153,000元(二零零二年十二月三十一日：人民幣126,545,000元)，佔應收賬款及長期應收賬款合計的27%(二零零二年十二月三十一日：32%)。

9 應收賬款 *(續)*

(a) 集團 *(續)*

於二零零三年六月三十日，本集團應收賬款及長期應收賬款前五名客戶單位及金額列示如下：

	應收賬款金額 *(未經審計)*	佔應收賬款及長期應收賬款的比例(%) *(未經審計)*
青島啤酒廣州總經銷公司 *(附註c及40)*	92,560,810	21.15%
北京青島啤酒銷售有限責任公司	11,245,784	2.57%
荔城鎮金迎副食經營部	5,271,625	1.20%
長春鑫帝經貿易公司	3,972,318	0.91%
廣州市白會區龍歸鴻達經銷部	3,102,323	0.71%
合計	116,152,860	26.54%

本集團於本期從應收帳款壞賬準備沖銷確定不能回收的應收賬款合共約人民幣26,588,000元(二零零二年十二月三十一日：人民幣63,691,000元)。

(b) 公司

	二零零三年六月三十日 *(未經審計)*				二零零二年十二月三十一日			
	金額 *人民幣元*	百份比(%)	壞賬準備 *人民幣元*	已計提比例(%)	金額 *人民幣元*	百份比(%)	壞賬準備 *人民幣元*	已計提比例(%)
一年以內	**265,388,648**	**70.33%**	**(3,200,263)**	**1.21%**	131,063,361	53.22%	(2,595,385)	1.98%
一至少於二年	**56,492,207**	**14.97%**	**(21,059,809)**	**37.28%**	47,579,232	19.33%	(7,538,671)	15.84%
二至少於三年	**4,454,144**	**1.18%**	**(3,467,412)**	**77.85%**	6,902,579	2.80%	(6,561,987)	95.07%
三年以上	**51,014,431**	**13.52%**	**(49,179,305)**	**96.40%**	60,708,228	24.65%	(53,860,652)	88.72%
合計	**377,349,430**	**100.00%**	**(76,906,789)**	**20.38%**	246,253,400	100.00%	(70,556,695)	28.65%

於二零零三年六月三十日，本公司應收賬款(包括長期部份)前五名客戶所欠金額合計約為人民幣126,245,000元(二零零二年十二月三十一日：人民幣121,285,000元)，佔應收賬款及長期應收賬款合計的27%(二零零二年十二月三十一日：36%)。

本公司於本期從應收帳款壞賬準備沖銷確定不能回收的應收賬款合共約人民幣19,225,000元(二零零二年十二月三十一日：人民幣33,588,000元)。

於二零零三年六月三十日，本公司應收賬款及長期應收賬款前五名客戶單位及金額列示如下：

	應收賬款金額 *(未經審計)*	佔應收賬款及長期應收賬款的比例(%) *(未經審計)*
青島啤酒廣州總經銷公司 *(附註c 及40)*	92,560,810	20.02%
北京青島啤酒銷售有限責任公司	11,245,784	2.43%
青島啤酒(台兒莊)麥芽有限公司	8,711,942	1.88%
青島啤酒華東上海銷售有限公司	6,992,430	1.51%
青島啤酒第三有限公司	6,734,435	1.46%
合計	126,245,401	27.31%

9 應收賬款 *(續)*

(b) 公司 *(續)*

本集團及本公司對個別預計可能發生壞賬的應收款項計提壞賬準備。此外，根據以往經驗及實際情況，一般對兩年以上及有確鑿證據證明不能回收的應收賬款計提全額壞賬準備，對個別客戶欠款預計可部份回收的金額，按預計未能回收部份計提準備。對賬齡一年至二年及二年以上的應收賬款分別按個別情況計提50%及100%的一般性壞賬準備。

本集團及本公司的應收賬款中，均無持本公司5%以上股份的股東單位的款項。

(c) 於二零零一年度，本公司與一名客戶及一關聯公司就合計人民幣105,000,000元，賬齡在三年以上的應收賬款達成一項還款協議。根據有關協議這一債務人及一關聯公司將於二零零二年一月一日起按八年分期歸還整項欠款。同時，該還款協議由關聯公司青島啤酒集團有限公司提供擔保。於二零零三年六月三十日，約人民幣10,000,000元及人民幣83,000,000 元尚未清償的應收賬款分別包含於本集團及本公司的應收賬款及長期應收賬款內。

10 其他應收款

	集團		公司	
	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年十二月三十一日 *人民幣元*	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年十二月三十一日 *人民幣元*
應收附屬公司款	–	–	223,736,696	494,184,883
應收聯營公司款	–	6,544	–	6,544
應收關聯企業款	**40,148,572**	**47,093,053**	24,763,728	42,037,886
其他應收款	**292,063,170**	**246,907,678**	57,558,781	40,968,518
合計	**332,211,742**	**294,007,275**	306,059,205	577,197,831
減：壞賬準備	**(53,204,674)**	**(52,784,716)**	(33,521,789)	(33,697,080)
	279,007,068	**241,222,559**	272,537,416	543,500,751

其他應收款的賬齡分析如下：

(a) 集團

	二零零三年六月三十日 *(未經審計)*				二零零二年十二月三十一日			
	金額 *人民幣元*	百份比(%)	壞賬準備 *人民幣元*	已計提比例(%)	金額 *人民幣元*	百份比(%)	壞賬準備 *人民幣元*	已計提比例(%)
一年以內	**210,378,201**	**63.33%**	**(1,186,944)**	**0.56%**	84,015,583	28.58%	(1,965,365)	2.34%
一至少於二年	**43,833,655**	**13.19%**	**(7,448,475)**	**16.99%**	134,380,896	45.70%	(8,049,948)	5.99%
二至少於三年	**40,546,827**	**12.21%**	**(24,257,780)**	**59.83%**	37,797,353	12.86%	(22,963,812)	60.76%
三年以上	**37,453,059**	**11.27%**	**(20,311,475)**	**54.23%**	37,813,443	12.86%	(19,805,591)	52.38%
合計	**332,211,742**	**100.00%**	**(53,204,674)**	**16.02%**	294,007,275	100.00%	(52,784,716)	17.95%

於二零零三年六月三十日，其他應收款前五名欠款單位金額合計約為人民幣114,633,000元(二零零二年十二月三十一日：人民幣106,763,000元)，佔其他應收款的35%(二零零二年十二月三十一日：36%)。

10 其他應收款 *(續)*

(a) 集團 *(續)*

於二零零三年六月三十日，本集團其他應收賬款前五名單位及金額列示如下：

	其他應收賬款金額 *(未經審計)*	佔其他應收賬款總額的比例 (%) *(未經審計)*
青島啤酒(南寧)有限公司 *(見附註40(c))*	66,201,494	19.93%
青島市國家稅務局進出口管理局	16,182,410	4.87%
青島市地方稅務局稽查局	13,000,000	3.91%
青島啤酒(漳州)有限公司	11,500,000	3.46%
深圳友誼公司	7,748,917	2.33%
	114,632,821	34.50%

(b) 公司

	二零零三年六月三十日 *(未經審計)*				二零零二年十二月三十一日			
	金額 人民幣元	百份比(%)	壞賬準備 人民幣元	已計提比例(%)	金額 人民幣元	百份比(%)	壞賬準備 人民幣元	已計提比例(%)
一年以內	225,556,324	73.70%	–	–	292,210,659	50.63%	–	–
一至少於二年	39,602,844	12.94%	(4,593,358)	11.60%	152,142,136	26.36%	(5,643,697)	3.70%
二至少於三年	14,855,040	4.85%	(7,420,905)	49.97%	71,557,707	12.40%	(17,609,375)	24.60%
三年以上	26,044,997	8.51%	(21,507,526)	82.58%	61,287,329	10.61%	(10,444,008)	17.04%
合計	306,059,205	100.00%	(33,521,789)	10.95%	577,197,831	100.00%	(33,697,080)	5.84%

於二零零三年六月三十日，其他應收款前五名欠款單位金額合計約為人民幣224,022,000元(二零零二年十二月三十一日：人民幣358,784,000元)，佔其他應收款的73%(二零零二年十二月三十一日：62%)。

於二零零三年六月三十日，本公司其他應收賬款前五名單位及金額列示如下：

	其他應收賬款金額 *(未經審計)*	佔其他應收賬款總額的比例 (%) *(未經審計)*
青島啤酒(廈門)有限公司	164,460,000	53.73%
青島啤酒華東上海銷售有限公司	18,879,296	6.17%
青島市國家稅務局進出口管理局	16,182,410	5.29%
青島市地方稅務局稽查局	13,000,000	4.25%
青島啤酒(漳州)有限公司	11,500,000	3.76%
	224,021,706	73.20%

10 其他應收款 *(續)*

(b) 公司 *(續)*

本公司賬齡一至三年的其他應收款中主要為應收附屬公司的營運資金借款。本公司在考慮各附屬公司的營運情況後，認為無須對有關金額計提任何壞賬準備。

本集團及本公司的其他應收款項中，均無持本公司5%以上股份的股東單位的款項。

11 預付賬款

預付賬款的賬齡分析如下：

(a) 集團

	二零零三年六月三十日 *(未經審計)*		二零零二年十二月三十一日	
	金額 *人民幣元*	百份比(%)	金 額 *人民幣元*	百份比(%)
一年以內	**153,925,188**	**90.28%**	168,269,160	98.85%
一至少於二年	**15,791,402**	**9.27%**	1,323,969	0.78%
二至少於三年	**320,458**	**0.19%**	395,491	0.23%
三年以上	**485,264**	**0.28%**	240,876	0.14%
合計	**170,522,312**	**100.00%**	170,229,496	100.00%

(b) 公司

	二零零三年六月三十日 *(未經審計)*		二零零二年十二月三十一日	
	金額 *人民幣元*	百份比(%)	金 額 *人民幣元*	百份比(%)
一年以內	**4,858,168**	**23.78%**	25,486,723	99.23%
一至少於二年	**15,381,310**	**75.28%**	4,846	0.02%
二至少於三年	**–**	**–**	–	–
三年以上	**192,785**	**0.94%**	192,785	0.75%
合計	**20,432,263**	**100.00%**	25,684,354	100.00%

本集團及本公司的預付賬款項中，均無持本公司5%以上股份的股東單位的款項。

本集團及本公司賬齡超過一年的預付款主要為購貨支付的定金。

12 存貨

	集團		公司	
	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元
原材料	**525,635,313**	365,491,380	**175,407,623**	122,181,491
包裝物	**313,489,757**	327,321,179	**7,739,232**	16,487,293
低值易耗品及輔助材料	**270,247,940**	264,275,257	**40,103,824**	35,280,800
委托加工物資	**18,427,155**	9,868,109	–	–
在製品	**158,373,226**	127,162,892	**30,746,907**	34,838,876
產成品	**112,555,047**	154,335,103	**22,020,161**	61,668,876
合計	**1,398,728,438**	1,248,453,920	**276,017,747**	270,457,336
存貨跌價準備	**(25,499,709)**	(24,646,812)	**(1,022,238)**	(1,022,238)
	1,373,228,729	1,223,807,108	**274,995,509**	269,435,098

存貨跌價準備

	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期沖銷／轉回 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元
集團				
原材料	11,214,355	1,022,240	(66,979)	12,169,616
產成品	9,437,342	–	(1,007,422)	8,429,920
其他	3,995,115	1,091,399	(186,341)	4,900,173
合計	24,646,812	2,113,639	(1,260,742)	25,499,709

	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期沖銷／轉回 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元
公司				
原材料	1,022,238	–	–	1,022,238
合計	1,022,238	–	–	1,022,238

由於存貨遭受損毀、全部或部分陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部分提取存貨跌價準備。可變現淨值按正常經營過程中，以估計售價減去估計完工成本及銷售所必須的估計費用後的價值計提。本期轉回金額主要為轉回以前年度已計提的存貨跌價準備 。

13 待攤費用

集團

	期初數	本期增加	本期攤銷	期末數	期末結存原因
		(未經審計)	*(未經審計)*	*(未經審計)*	
	人民幣元	*人民幣元*	*人民幣元*	*人民幣元*	
保險費	5,749,297	4,552,595	6,958,758	3,343,134	尚未攤銷完畢
廣告費	3,542,306	2,963,052	6,166,348	339,010	尚未攤銷完畢
房屋租賃費	520,252	1,331,763	240,738	1,611,277	尚未攤銷完畢
其他	3,937,170	22,233,193	13,843,375	12,326,988	尚未攤銷完畢
合計	13,749,025	31,080,603	27,209,219	17,620,409	

公司

	期初數	本期增加	本期攤銷	期末數	期末結存原因
		(未經審計)	*(未經審計)*	*(未經審計)*	
	人民幣元	*人民幣元*	*人民幣元*	*人民幣元*	
保險費	3,479,458	573,872	3,556,376	496,954	尚未攤銷完畢
房屋租賃費	151,099	162,415	291,373	22,141	尚未攤銷完畢
其他	—	8,344,344	5,457,062	2,887,282	尚未攤銷完畢
合計	3,630,557	9,080,631	9,304,811	3,406,377	

14 長期股權投資

	集團		公司	
	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年十二月三十一日 *人民幣元*	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年十二月三十一日 *人民幣元* *(附註45)*
投資於控股子公司 *(附註(i))*	—	—	**1,609,324,279**	1,722,465,835
投資於聯營公司 *(附註(ii))*	**25,134,107**	28,452,992	**5,395,491**	5,319,518
其他股權投資 *(附註(iii))*	**25,737,006**	25,711,604	**17,969,562**	17,969,562
長期投資減值準備	**(4,061,918)**	(4,061,918)	—	—
	46,809,195	50,102,678	**1,632,689,332**	1,745,754,915
股權投資差異 *(附註(iv))*	**(135,085,671)**	(170,260,358)	**(86,433,321)**	(118,247,244)
合計	**(88,276,476)**	(120,157,680)	**1,546,256,011**	1,627,507,671

14 長期股權投資 *(續)*

(i) 本公司採用權益法核算的股權投資明細如下：

控股子公司	起止期限	初始投資 人民幣元	追加投資 人民幣元	二零零二年末 實際投資 人民幣元	以前年度調整 人民幣元	二零零二年末 實際投資 (調整後) 人民幣元 (附註45)	本期 權益增減 (未經審計) 人民幣元	本期收取股利 (未經審計) 人民幣元	累計 權益增減 (未經審計) 人民幣元	二零零三年 六月三十日 實際投資 (未經審計) 人民幣元
青島啤酒西安有限責任公司	1996-2001	116,600,560	63,287,554	216,006,331	76,100,000	292,106,331	27,516,550	(76,100,000)	63,634,767	243,522,881
深圳青島啤酒華南投資有限公司	2001	190,000,000	–	179,128,828	44,650,000	223,778,828	11,760,737	(44,650,000)	889,565	190,889,565
青島啤酒上海松江有限公司	2000	153,750,000	–	156,292,765	–	156,292,765	756,515	–	3,299,280	157,049,280
深圳青島啤酒朝日有限公司	1997-1999	126,746,680	–	134,872,764	40,290,000	175,162,764	17,612,631	(40,290,000)	25,738,715	152,485,395
青島啤酒(福州)有限公司	2001-2003	85,000,000	16,606,992	78,443,952	–	78,443,952	(3,563,272)	–	(26,726,312)	74,880,680
深圳青島啤酒銷售有限公司	1999	19,000,000	–	76,315,437	19,000,000	95,315,437	10,049,003	(19,000,000)	67,364,440	86,364,440
北京三環亞太啤酒有限公司	2001	86,847,125	–	67,712,576	–	67,712,576	(2,688,536)	–	(21,823,085)	65,024,040
青島啤酒(哈爾濱)有限公司	2000	20,900,000	58,000,000	56,222,013	–	56,222,013	(3,181,354)	–	(25,859,341)	53,040,659
青島啤酒第五有限公司	2000	37,625,391	–	57,220,965	–	57,220,965	3,195,140	–	22,790,714	60,416,105
青島啤酒(瀘州)有限公司	2001	61,110,000	–	48,634,977	–	48,634,977	4,011,744	–	(8,463,279)	52,646,721
其他	1993-2003	161,860,431	414,287,418	471,575,227	–	471,575,227	1,429,286	–	(103,143,336)	473,004,513
合計		1,059,440,187	552,181,964	1,542,425,835	180,040,000	1,722,465,835	66,898,444	(180,040,000)	(2,297,872)	1,609,324,279

以前年度調整為因《企業會計準則 – 資產負表日後事項(2003修訂)》對在財務年度後宣布派發的股利作出的調整。此外，本集團及本公司的投資變現並不存在重大限制。

(ii) 本集團及本公司的主要的聯營公司股權投資如下：

聯營公司	年初金額 人民幣元	本期股權減少 (未經審計) 人民幣元	本期權益增減 (未經審計) 人民幣元	期末金額 (未經審計) 人民幣元
加拿大青華公司	2,077,625	–	–	2,077,625
遼寧瀋青青島啤酒營銷有限公司	581,821	–	75,973	657,794
其他	2,660,072	–	–	2,660,072
公司合計	5,319,518	–	75,973	5,395,491
青島啤酒朝日飲料有限公司	23,131,428	–	(3,394,858)	19,736,570
其他	2,046	–	–	2,046
集團合計	28,452,992	–	(3,318,885)	25,134,107

14 長期股權投資 *(續)*

(iii) 其他股權投資

被投資公司名稱	二零零三年六月三十日 投資金額 *(未經審計)* *人民幣*	二零零三年六月三十日 佔被投資公司註冊資本比例 *(未經審計)*
上海國際名酒發展公司	7,000,000	17.5%
天津聯營公司	4,884,300	60%
青島瀛灜俱樂部	3,985,261	25%
其他	2,100,001	
公司合計	17,969,562	
廣西北海房地產	3,610,000	15%
其他	4,157,444	
集團合計	25,737,006	

(iv) 本集團及本公司的主要投資差異如下：

控股子公司	形成原因	初始金額 *人民幣元*	期初金額 *人民幣元*	本期增加 *(未經審計)* *人民幣元*	本期攤銷 *(未經審計)* *人民幣元*	期末金額 *(未經審計)* *人民幣元*
青島啤酒上海松江有限公司	收購	(133,483,335)	(105,581,641)	–	6,674,167	(98,907,474)
北京五星青島啤酒有限公司	收購	(54,539,713)	(45,449,761)	–	2,726,986	(42,722,775)
北京三環亞太啤酒有限公司	收購	49,285,564	41,071,303	–	(2,464,278)	38,607,025
青島啤酒(福州)有限公司	收購	40,755,768	35,321,666	23,437,009	(2,819,022)	55,939,653
其他	收購	(84,114,799)	(43,608,811)	–	4,259,061	(39,349,750)
公司合計		(182,096,515)	(118,247,244)	23,437,009	8,376,914	(86,433,321)
集團內間接控股子公司		(69,565,572)	(52,013,114)	–	3,360,764	(48,652,350)
集團合計		(251,662,087)	(170,260,358)	23,437,009	11,737,678	(135,085,671)

本集團及本公司的投資差異均按十年以直線法攤銷。

15 長期債權投資

(a) 集團

債券種類	面值	購入金額 *人民幣元*	累計溢價攤銷 *(未經審計)* *人民幣元*	期末餘額 *(未經審計)* *人民幣元*	期初餘額 *人民幣元*	年利率 *人民幣元*	到期日	本期利息 *(未經審計)* *人民幣元*	累計利息 *(未經審計)* *人民幣元*
國庫券	32,700,000	39,998,088	(6,050,365)	33,947,723	34,363,631	8.56%	2004年12月	1,399,560	15,395,160
其他	3,000	3,000	–	3,000	3,000			–	–
合計	32,703,000	40,001,088	(6,050,365)	33,950,723	34,366,631			1,399,560	15,395,160

15 長期債權投資（續）

(b) 公司

債券種類	面值 人民幣元	購入金額 人民幣元	累計溢價攤銷（未經審計） 人民幣元	期末餘額（未經審計） 人民幣元	期初餘額 人民幣元	年利率	到期日	本期利息（未經審計） 人民幣元	累計利息（未經審計） 人民幣元
國庫券	32,700,000	39,998,088	(6,050,365)	33,947,723	34,363,631	8.56%	2004年12月	1,399,560	15,395,160

本公司董事認為長期債權投資之實際價值不低於二零零三年六月三十日之賬面值。

16 固定資產

固定資產項目的變動如下：

(a) 集團

	二零零三年六月三十日（未經審計）					二零零二年十二月三十一日
	土地使用權、房屋及建築物	機器設備	運輸設備	其他設備	總計	總計
原值						
期初數	2,650,470,907	5,028,556,782	405,582,268	206,891,452	8,291,501,409	7,784,843,365
成立／兼並控股子公司之影響（未經審計）	–	–	–	–	–	163,850,701
在建工程轉入（未經審計）	10,088,459	71,302,695	–	17,113,245	98,504,399	333,304,512
本期增置（未經審計）	4,085,658	46,256,806	–	12,106,004	62,448,468	147,911,724
本期轉讓及報廢（未經審計）	(6,144,014)	(78,559,031)	(11,952,163)	(1,737,559)	(98,392,767)	(138,408,893)
期末數（未經審計）	2,658,501,010	5,067,557,252	393,630,105	234,373,142	8,354,061,509	8,291,501,409
累計折舊						
期初數	636,042,220	2,115,890,084	140,395,905	96,455,156	2,988,783,365	2,568,252,253
成立／兼並控股子公司之影響（未經審計）	–	–	–	–	–	58,792,154
本期計提（未經審計）	31,903,069	164,796,682	19,322,985	15,914,479	231,937,215	457,345,228
轉讓及報廢後剔除（未經審計）	(602,273)	(30,492,282)	(5,686,551)	(1,273,255)	(38,054,361)	(95,606,270)
期末數（未經審計）	667,343,016	2,250,194,484	154,032,339	111,096,380	3,182,666,219	2,988,783,365
淨值						
期初數	2,014,428,687	2,912,666,698	265,186,363	110,436,296	5,302,718,044	5,216,591,112
期末數（未經審計）	1,991,157,994	2,817,362,768	239,597,766	123,276,762	5,171,395,290	5,302,718,044
資產減值						
期初數	39,937,103	55,699,149	2,690,550	–	98,326,802	57,984,575
期末數（未經審計）	41,669,347	66,695,720	2,943,556	–	111,308,623	98,326,802
淨額						
期初數	1,974,491,584	2,856,967,549	262,495,813	110,436,296	5,204,391,242	5,158,606,537
期末數（未經審計）	1,949,488,647	2,750,667,048	236,654,210	123,276,762	5,060,086,667	5,204,391,242

16 固定資產 *(續)*

(a) 集團 *(續)*

於二零零三年六月三十日，在本集團的固定資產中，有賬上淨值合計共約人民幣22,685,000元（二零零二年十二月三十一日：人民幣194,329,000元）之房屋建築物、機器設備、運輸設備及其他設備作為借款的抵押。

於二零零三年六月三十日，本集團淨值約人民幣362,703,000元（二零零二年十二月三十一日：人民幣419,506,000元）的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團及本公司辦理該等《房屋所有權證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部份房屋建築物乃坐落於劃撥土地上，詳情請參閱附註18。

(b) 公司

	二零零三年六月三十日 *(未經審計)*					二零零二年十二月三十一日
	房屋及建築物	機器設備	運輸設備	其他設備	總計	總計
原值						
期初數	554,865,184	1,178,082,975	156,765,322	87,194,036	1,976,907,517	1,948,510,031
在建工程轉入（未經審計）	109,361	30,506,900	–	498,107	31,114,368	84,469,494
本期增置（未經審計）	31,042	11,145,219	384,960	6,830,799	18,392,020	26,809,549
本期轉讓及報廢（未經審計）	(5,207,042)	(45,627,124)	(5,192,885)	(696,914)	(56,723,965)	(82,881,557)
期末數（未經審計）	549,798,545	1,174,107,970	151,957,397	93,826,028	1,969,689,940	1,976,907,517
累計折舊						
期初數	147,827,085	693,524,567	62,683,143	44,440,433	948,475,228	885,989,082
本期計提（未經審計）	6,962,108	39,191,889	7,878,297	5,666,529	59,698,823	112,285,137
轉讓及報廢後剔除（未經審計）	(150,335)	(11,207,029)	(2,359,590)	(606,880)	(14,323,834)	(49,798,991)
期末數（未經審計）	154,638,858	721,509,427	68,201,850	49,500,082	993,850,217	948,475,228
淨值						
期初數	407,038,099	484,558,408	94,082,179	42,753,603	1,028,432,289	1,062,520,949
期末數（未經審計）	395,159,687	452,598,543	83,755,547	44,325,946	975,839,723	1,028,432,289
資產減值						
期初數	–	8,000,000	–	–	8,000,000	–
期末數（未經審計）	–	2,950,331	–	–	2,950,331	8,000,000
淨額						
期初數	407,038,099	476,558,408	94,082,179	42,753,603	1,020,432,289	1,062,520,949
期末數（未經審計）	395,159,687	449,648,212	83,755,547	44,325,946	972,889,392	1,020,432,289

17 在建工程

工程名稱	預算數 (未經審計) 人民幣元	期初數 人民幣元	本期增加 (未經審計) 人民幣元	轉入固定資產 (未經審計) 人民幣元	本期轉出 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元	資金來源 (未經審計)	工程投入佔預算的比例 (未經審計)
一廠生產線改造	41,984,000	29,379,746	18,461,300	(21,506,928)	–	26,334,118	自有資金	63%
二廠生產線改造	20,269,500	5,183,971	11,466,370	(3,879,758)	–	12,770,583	募集資金	63%
四廠生產線改造	5,200,000	593,393	11,066,260	(5,707,542)	(1,215,022)	4,737,089	自有資金	91%
新廠房建造	31,925,645	29,055,553	21,851,966	–	(20,850,785)	30,056,734	自有資金	94%
麥芽廠生產線改造	7,000,000	5,764,777	270,518	(20,140)	–	6,015,155	自有資金	86%
其他	25,526,243	31,580	384,000	–	–	415,580	自有資金	2%
公司合計	131,905,388	70,009,020	63,500,414	(31,114,368)	(22,065,807)	80,329,259		
西安公司生產線改造	9,250,000	6,416,751	18,122,020	(15,786,493)	(121,922)	8,630,356	自有資金	93%
黃石公司生產線改造	65,656,530	10,484,238	34,242,390	(414,591)	–	44,312,037	銀行借款	67%
三水公司生產線改造	30,000,000	10,167,228	36,255,885	(29,266,677)	–	17,156,436	募集資金	57%
菏澤公司生產線改造	51,747,850	191,408	36,350,867	–	–	36,542,275	自有資金	71%
滕州公司生產線改造	4,787,000	1,235,955	4,042,633	(908,803)	–	4,369,785	自有資金	91%
珠海公司生產線改造	40,391,900	4,170,446	14,190,676	–	–	18,361,122	自有資金	45%
第五公司生產線改造	18,432,506	8,495,080	10,935,244	(3,755,058)	(757,857)	14,917,409	自有資金	81%
蓬萊公司生產線改造	35,010,000	29,449,135	1,386,421	–	(157,000)	30,678,556	自有資金	88%
郴州公司生產線改造	6,700,000	1,397,405	5,191,616	(687,462)	(30,852)	5,870,707	自有資金	88%
彭城公司生產線改造	4,690,000	–	4,067,485	(75,281)	–	3,992,204	自有資金	85%
重慶公司生產線改造	9,123,978	1,503,201	450,461	–	(923,022)	1,030,640	自有資金	11%
鞍山公司生產線改造	550,000	1,351,658	408,522	(400,000)	(868,500)	491,680	自有資金	89%
壽光公司生產線改造	4,156,880	38,024	2,692,013	–	–	2,730,037	自有資金	66%
北京三環公司生產線改造	4,158,365	782,446	1,442,521	(914,353)	–	1,310,614	自有資金	32%
北京五星公司生產線改造	2,000,000	401,968	1,643,943	(452,805)	–	1,593,106	自有資金	80%
南京公司生產線改造	1,115,407	13,711,651	3,600,000	–	(16,841,370)	470,281	自有資金	42%
深圳朝日公司生線改造	9,000,000	2,332,445	2,549,020	(70,400)	–	4,811,065	自有資金	53%
廊坊公司生產線改造	46,482,520	31,116,103	3,937,110	–	–	35,053,213	自有資金	75%
集團進出口公司生產線改造	10,000,000	–	6,792,251	–	–	6,792,251	自有資金	68%
其他控股子公司生產線改造	99,965,756	20,169,111	30,071,932	(14,658,108)	(2,490,496)	33,092,439	自有資金	33%
集團合計	585,124,080	213,423,273	281,873,424	(98,504,399)	(44,256,826)	352,535,472		

用於購建在建工程直接有關的專項借款成本予以資本化。本集團本期間借款成本資本化利率為3.98%至5.72%(二零零二年十二月三十一日：3.98%至5.72%)。本集團於本期間予以資本化的利息共約人民幣587,000元(二零零二年十二月三十一日：人民幣818,000元)。

18 無形資產

(a) 集團

項目	原始金額 (未經審計) 人民幣元	累計攤銷額 (未經審計) 人民幣元	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期轉出 (未經審計) 人民幣元	本期攤銷 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元	剩餘攤銷期限 (年)	取得方式
商標	129,488,196	27,770,226	104,338,751	–	–	2,620,781	101,717,970	3.5-30.5	股東投入及兼並控股子公司
土地使用權	669,452,612	91,802,865	583,807,874	1,181,300	(563,667)	6,775,760	577,649,747	40.5-47.5	購入及兼併控股子公司
專有技術	18,629,100	7,405,360	12,108,916	–	–	885,176	11,223,740	5.5	少數股東投入
其他	20,585,313	4,251,812	16,358,743	673,750	–	698,992	16,333,501	0-8.5	購入及兼併控股子公司
合計	838,155,221	131,230,263	716,614,284	1,855,050	(563,667)	10,980,709	706,924,958		

本期集團無形資產的增加主要是源自新收購／成立的控股子公司。

(b) 公司

項目	原始金額 (未經審計) 人民幣元	累計攤銷額 (未經審計) 人民幣元	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期轉出 (未經審計) 人民幣元	本期攤銷 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元	剩餘攤銷期限 (年)	取得方式
商標	100,000,000	24,999,967	76,250,033	–	–	1,250,000	75,000,033	30.5	股東投入
土地使用權	87,975,035	17,953,887	71,371,312	–	(563,667)	786,497	70,021,148	40.5	購入
其他	5,869,049	955,527	4,546,224	644,000	–	276,702	4,913,522	0-8.5	購入
合計	193,844,084	43,909,381	152,167,569	644,000	(563,667)	2,313,199	149,934,703		

截至二零零三年六月三十日，本公司賬上有約人民幣7,800,000元的土地使用權如在未來一年內出售須以原價售予原出售方。

截至二零零三年六月三十日，本集團有淨值約人民幣34,762,000元(二零零二年十二月三十一日：人民幣42,484,000元)的土地使用權的《國有土地使用證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團及本公司辦理該等《國有土地使用證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零三年六月三十日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地出讓手續並承擔有關待出讓金。在該等土地上的房屋建築物淨值共約人民幣136,587,000元(二零零二年十二月三十一日：人民幣121,952,000元)。本公司董事會認為，上述安排對本集團的正常營運並不構成重大影響。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事會認為於二零零三年六月三十日上述無形資產的公允價值均不低於賬面淨值，故並無計提減值準備。

19 長期待攤費用

(a) 集團

項目	原始金額 (未經審計) 人民幣元	期末累計攤銷 (未經審計) 人民幣元	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期攤銷 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元	剩餘攤銷期限
西安公司綠化費用	2,127,681	972,659	1,097,026	156,553	(98,557)	1,155,022	3.5年
安丘公司大廈使用權	1,570,681	745,769	916,230	–	(91,318)	824,912	9.5年
應城公司改造費用	2,000,000	1,166,690	1,033,314	–	(200,004)	833,310	3.5年
其他	5,022,906	1,507,607	3,780,335	226,669	(491,705)	3,515,299	0.5-8.5年
合計	10,721,268	4,392,725	6,826,905	383,222	(881,584)	6,328,543	

(b) 公司

項目	原始金額 (未經審計) 人民幣元	期末累計攤銷 (未經審計) 人民幣元	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期攤銷 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元	剩餘攤銷期限
公司本部廣告費用	3,000,000	625,000	2,525,000	–	(150,000)	2,375,000	7.5年
其他	504,101	99,301	455,400	–	(50,600)	404,800	8.5年
合計	3,504,101	724,301	2,980,400	–	(200,600)	2,779,800	

20 借款

本集團及本公司借款利率均按中國人民銀行的有關規定計算。

(a) 短期借款及一年內到期的長期借款

	集團		公司	
	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元
借款類別				
抵押借款	**48,000,000**	68,798,775	**–**	–
擔保借款				
關聯企業擔保	**125,000,000**	875,005,661	**100,000,000**	355,515,661
本公司擔保	**1,005,578,386**	804,990,000	**–**	–
控股子公司少數股東擔保	**125,000,000**	125,000,000	**–**	–
信用借款	**497,152,757**	905,741,287	**212,563,485**	626,000,000
合計	**1,800,731,143**	2,779,535,723	**312,563,485**	981,515,661
短期借款	**1,724,548,528**	2,669,481,347	**280,000,000**	946,000,000
一年內到期的長期借款	**76,182,615**	110,054,376	**32,563,485**	35,515,661
合計	**1,800,731,143**	2,779,535,723	**312,563,485**	981,515,661

於二零零三年六月三十日，本集團並沒有已到期但未償還的短期銀行借款。

20 借款 *(續)*

(b) 長期借款

	集團		公司	
	二零零三年六月三十日 *(未經審計)* 人民幣元	二零零二年十二月三十一日 人民幣元	二零零三年六月三十日 *(未經審計)* 人民幣元	二零零二年十二月三十一日 人民幣元
擔保借款	**58,594,000**	48,218,934	**44,094,000**	48,218,934
信用借款	**27,738,902**	42,424,586	**–**	–
	86,332,902	90,643,520	**44,094,000**	48,218,934

還款期分析

	集團			公司		
	銀行借款			銀行借款		
貸款年限	外幣餘額	折算匯率	折合人民幣餘額	外幣餘額	折算匯率	折合人民幣餘額
一至兩年內到期						
－丹麥克朗	400,000	1.2754	510,166			–
－歐元	158,618	9.4553	1,499,777			–
－人民幣			29,530,000			20,530,000
二至三年內到期						
－丹麥克朗	400,000	1.2754	510,166			–
－歐元	158,618	9.4553	1,499,777			–
－人民幣			24,520,000			19,220,000
三至五年內到期						
－丹麥克朗	800,000	1.2754	1,020,332			–
－歐元	317,235	9.4553	2,999,554			–
－人民幣			4,344,000			4,344,000
五年外到期						
－丹麥克朗	5,400,000	1.2754	6,887,243			–
－歐元	1,354,995	9.4553	12,811,887			–
－人民幣			200,000			–
合計			86,332,902			44,094,000

20 借款 *(續)*

(c) 本集團及本公司之借款中分別有約人民幣72,660,000元（二零零二年十二月三十一日：人民幣89,368,000元）及人民幣71,358,000元（二零零二年十二月三十一日：人民幣71,368,000元）的借款是於控股子公司作出債務重組或兼並時得到免息優惠。期末借款餘額之年利率為免息至7.25%（二零零二年六月三十日：免息至7.25%）。

本集團及本公司的借款內分別有約人民幣125,000,000元（二零零二年十二月三十一日：人民幣875,006,000元）及約人民幣100,000,000元（二零零二年十二月三十一日：人民幣355,516,000元）的借款是由關聯企業提供信用擔保。此外，本集團有另約人民幣125,000,000元（二零零二年十二月三十一日：人民幣125,000,000元）的借款由控股子公司少數股東提供擔保。

本集團的控股子公司借款內有約人民幣1,005,578,000元（二零零二年十二月三十一日：人民幣804,990,000元）由本公司提供擔保。

本集團合共有約人民幣48,000,000元（二零零二年十二月三十一日：人民幣68,799,000元）的借款是以本集團若干房屋建築物、機器設備、運輸設備及其他設備為抵押，其賬面淨值合共約為人民幣22,685,000元（二零零二年十二月三十一日：人民幣194,329,000元）。

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零三年六月三十日出現淨流動負債約人民幣1,650,822,000元（二零零二年十二月三十一日：人民幣2,113,180,000元）。本公司董事有信心本集團可令大部份短期銀行借貸於到期時作出展期或以新融資來源取代有關的短期借貸。此外，如附註25所述，本公司已於本報告期內收到A-B公司認購本公司發行的可換股債券的部份款項合計約人民幣907,920,000港元（折合約人民幣963,575,000元），其餘約508,275,000港元（折合約人民幣539,433,000元）預計可於下半年及二零零四年收到。上述融資安排將減低本集團淨流動負債的金額。

21 應付票據

	集團		公司	
	二零零三年 六月三十日 *(未經審計)* *人民幣元*	二零零二年 十二月三十一日 *人民幣元*	二零零三年 六月三十日 *(未經審計)* *人民幣元*	二零零二年 十二月三十一日 *人民幣元*
商業承兑匯票	75,680,901	145,316,251	50,310,000	124,375,903
銀行承兑匯票	428,787,104	290,311,976	–	–
合計	504,468,005	435,628,227	50,310,000	124,375,903

22 應付賬款、預收賬款及其他應付款

本集團及本公司的應付款項、預收賬款及其他應付款中，均無欠持本公司5%以上股份的股東單位的款項。賬齡超過3年的大額應付賬款及其他應付款均為收購控股子公司時承擔的負債。賬齡超過一年的預收賬款主要為客戶購貨的預付訂金。

23 應交稅金

稅種	集團 二零零三年 六月三十日 (未經審計) 人民幣元	集團 二零零二年 十二月三十一日 人民幣元	公司 二零零三年 六月三十日 (未經審計) 人民幣元	公司 二零零二年 十二月三十一日 人民幣元
應交增值稅：				
應交期／年末未抵扣數	**(11,575,612)**	(13,694,161)	**(275,279)**	(604,329)
應交期／年末未交數	**68,997,626**	15,820,664	**19,905,891**	(2,462,560)
應交增值稅淨額	**57,422,014**	2,126,503	**19,630,612**	(3,066,889)
應交消費稅淨額	**160,757,108**	111,163,002	**11,086,468**	7,078,821
應交所得稅淨額	**8,442,164**	2,884,790	**(2,046,769)**	(4,450,281)
應交城市建設維護稅	**10,220,941**	2,139,196	**2,143,489**	29,159
應交香港利得稅	**63,872**	275,849	**–**	–
其他	**1,628,552**	898,318	**44,363**	(2,771,324)
合計	**238,534,651**	119,487,658	**30,858,163**	(3,180,514)

24 預提費用

項目	集團 二零零三年 六月三十日 (未經審計) 人民幣元	集團 二零零二年 十二月三十一日 人民幣元	公司 二零零三年 六月三十日 (未經審計) 人民幣元	公司 二零零二年 十二月三十一日 人民幣元
銷售及運輸費用	59,697,422	17,893,907	5,612,547	3,313,892
審計費	2,915,000	4,960,170	2,915,000	4,960,170
修理費用	26,789,559	3,915,188	6,285,258	592,069
水、電費用	7,570,336	3,275,586	441,798	–
利息費用	7,660,877	1,367,031	3,318,695	–
進出口材料關稅	916,278	916,278	916,278	916,278
其他	43,531,037	13,865,102	4,409,061	601,108
合計	149,080,509	46,193,262	23,898,637	10,383,517

25 可換股債券

(a) 債券明細

債券名稱	面值總額 人民幣元	發行日期	債券期限	二零零三年六月三十日 (未經審計) 人民幣元
強制性可換股債券	963,575,496	2003年4月1日	7年	963,575,496

(b) 債券利息

債券名稱	本期應付利息 (未經審計) 人民幣元	累計已付利息 (未經審計) 人民幣元	期末應付利息 (未經審計) 人民幣元
強制性可轉換股債券	3,318,695	–	3,318,695

於二零零二年十月二十一日，本公司與一名H股股東，安海斯－布希國際控股有限公司(ANHEUSER－BUSCH COMPANIES, INC.)(「A-B 公司」)簽訂一份《戰略性投資協議》，協議規定由二零零三年開始，本公司將分三部份向A-B公司以現金代價發行強制性可換股債券，作價共約1,416,195,000港元(折合約人民幣1,503,008,000元)，並可按照下列時間表轉換本公司新增308,219,178股H股：

25 可換股債券 *(續)*

(b) 債券利息 *(續)*

第一部份可換股債券

第一部份債券認購總金額為280,800,000港元(折合約人民幣298,013,000元),已於二零零三年四月發行,A-B公司並已於二零零三年七月二日以每股4.68港元(折合約人民幣4.96元)的價格轉換成本公司60,000,000股新增H股。第一部份債券為免利息債券。

第二部份可換股債券

第二部份債券認購總金額為627,120,000港元(折合約人民幣665,562,000元),已與第一部份債券於二零零三年四月同時發行。該債券可於7年內以每股4.68港元(折合約人民幣4.96元)價格轉換成本公司134,000,000股新增H股,倘若在期限內未行轉股,期限屆滿後則即時自動進行轉股。這部分的債券的含息率為年利率2%,但A-B公司需在轉股時全數償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期,A-B公司未有使行轉股的權利。

第三部份可轉股債券

第三部份債券的認購總金額為508,275,000港元(折合約人民幣539,433,000元),預計於二零零三年下半年或二零零四年內分期發行,A-B公司於支付有關認購金額後的7年內,可以每股4.45港元(折合約人民幣4.72元)價格轉換成本公司114,219,178股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第三部份可換股債券的年利率為2%,但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期,本公司仍未向A-B公司發行任何該部份債券。

於第一部份、第二部份及第三部份可換股債券的轉股後,青島市國有資產管理局(「國資局」)於本公司的持股比例將分別由大約40.0%下降至約37.7%、33.5%及30.6%,而A-B公司於本公司的持股比例將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而,於第三部份可換股債券的轉股後,A-B公司所持有佔本公司全部已發行股份的7%權益,將受制於為國資局的利益設置。A-B公司只可享有該些股份帶來的經濟利益。國資局將可就該些股份行使全決權。因此,國資局可透過受置人於本公司的A-股類別股東大會或H-股類別股東大會上行使該等股份隨附的投票權。

26 股本

根據二零零三年一月二十三日通過之股東特別決議,本公司將法定股本由人民幣1,000,000,000元增加至人民幣1,308,219,178元,新增加部份為308,219,178股每股面值1元之H股。

本公司已發行及已繳足之股本為人民幣1,000,000,000元(二零零二年十二月三十一日:人民幣1,000,000,000元),全部為1,000,000,000(二零零二年十二月三十一日:1,000,000,000)股普通股,每股面值1元。有關本公司具體出資情況如下:

	二零零三年六月三十日 *(未經審計)*		二零零二年十二月三十一日	
	人民幣元	*百份比*	*人民幣元*	*百份比*
國家股	**399,820,000**	**39.98%**	399,820,000	39.98%
國內法人股	**53,330,000**	**5.33%**	53,330,000	5.33%
國內公眾股(A股)	**200,000,000**	**20.00%**	200,000,000	20.00%
境外公眾股(H股)	**346,850,000**	**34.69%**	346,850,000	34.69%
合計	**1,000,000,000**	**100.00%**	1,000,000,000	100.00%

27 資本公積

(a) 集團

	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期減少 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元
股本溢價	1,549,707,662	–	–	1,549,707,662
資產評估增值	6,304,398	–	–	6,304,398
接受捐贈	4,238,603	–	–	4,238,603
控股子公司獲豁免支付之欠款	10,903,866	237,500	–	11,141,366
其他	4,817,221	–	–	4,817,221
合計	1,575,971,750	237,500	–	1,576,209,250

(b) 公司

	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期減少 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元
股本溢價	1,549,707,662	–	–	1,549,707,662
資產評估增值	56,043,498	–	–	56,043,498
接受捐贈	4,238,603	–	–	4,238,603
控股子公司獲豁免支付之欠款	10,903,866	237,500	–	11,141,366
其他	4,817,221	–	–	4,817,221
合計	1,625,710,850	237,500	–	1,625,948,350

28 盈餘公積

(a) 集團

	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期減少 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元
盈餘公積金	162,654,576	–	–	162,654,576
公益金	129,569,582	–	–	129,569,582
合計	292,224,158	–	–	292,224,158

(b) 公司

	期初數 人民幣元	本期增加 (未經審計) 人民幣元	本期減少 (未經審計) 人民幣元	期末數 (未經審計) 人民幣元
盈餘公積金	126,752,841	–	–	126,752,841
公益金	97,483,620	–	–	97,483,620
合計	224,236,461	–	–	224,236,461

29 未分配利潤

	集團		公司	
	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元 (附註45)	二零零三年六月三十日 (未經審計) 人民幣元	二零零二年十二月三十一日 人民幣元 (附註45)
期初未分配利潤	**108,828,477**	179,964,360	**163,428,623**	204,825,341
追溯調整對利潤的累計影響數	**220,000,000**	110,000,000	**220,000,000**	110,000,000
期初未分配利潤－追溯調整後	**328,828,477**	289,964,360	**383,428,623**	314,825,341
加：本年淨利潤	**116,403,284**	230,657,385	**111,889,417**	223,254,102
減：提取盈餘公積金	**–**	(42,804,520)	**–**	(22,325,410)
減：提取公益金	**–**	(38,988,748)	**–**	(22,325,410)
減：應付普通股股利	**(220,000,000)**	(110,000,000)	**(220,000,000)**	(110,000,000)
年末未分配利潤	**225,231,761**	328,828,477	**275,318,040**	383,428,623

30 主營業務收入及成本

(a) 按業務分部列示

由於本集團及本公司之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之綜合業務收入的百分之十以上，因此本集團並沒有提供按經營業務之分類分析。

(b) 按地區分部列示

	集團	
主營業務收入	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元
青島地區	**1,082,293,059**	995,417,896
其他山東地區	**607,474,545**	522,773,589
華北地區	**922,265,465**	811,254,205
華南地區	**1,243,984,922**	1,198,595,585
出口銷售	**229,574,634**	129,982,428
小計	**4,085,592,625**	3,658,023,703
各地區分部間相互抵銷	**(250,130,590)**	(141,295,560)
合計	**3,835,462,035**	3,516,728,143
主營業務成本		
青島地區	**644,834,569**	566,702,745
其他山東地區	**405,880,435**	350,996,831
華北地區	**599,990,960**	509,913,048
華南地區	**749,224,005**	709,526,441
出口銷售	**137,861,962**	76,024,294
小計	**2,537,791,931**	2,213,163,359
各地區分部間相互抵銷	**(250,130,590)**	(141,295,560)
合計	**2,287,661,341**	2,071,867,799

30 主營業務收入及成本 *(續)*

(b) 按地區分部列示 *(續)*

由於本公司之主營業務收入及主營業務成本均主要在青島地區發生，故不作按地區分部列示。

截至二零零三年六月三十日止六個月，本集團及本公司向前五名客戶銷售總額分別約為人民幣350,842,000元及人民幣277,427,000元，分別約佔本集團及本公司全部銷售收入的9.15%及21.48% (二零零二年六月三十日止六個月：人民幣235,467,000元及人民幣171,536,000元，佔6.7%及15.7%)。

31 主營業務税金及附加

		集團		公司	
項目	計繳標準	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*
消費税	見附註37(iv)	**349,860,509**	309,470,158	**52,785,141**	53,066,916
城市維護建設税	見附註37(iii)	**34,850,949**	32,281,092	**9,144,945**	9,799,577
其他		**17,588,241**	21,856,358	**3,889,312**	4,375,474
合計		**402,299,699**	363,607,608	**65,819,398**	67,241,967

32 其他業務利潤

	集團		公司	
	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*
其他業務收入				
材料銷售	**1,732,219**	4,443,944	**196,623,320**	44,146,359
廢料銷售	**7,055,163**	6,277,491	**632,458**	582,903
其他	**10,607,925**	17,270,909	**2,285,195**	4,536,794
小計	**19,395,307**	27,992,344	**199,540,973**	49,266,056
其他業務成本				
材料銷售	**3,050,581**	6,159,558	**197,520,028**	46,226,836
廢料銷售	**1,477,414**	1,201,441	**632,458**	599,871
其他	**7,621,879**	11,257,306	**714,572**	1,064,020
小計	**12,149,874**	18,618,305	**198,867,058**	47,890,727
其他業務利潤	**7,245,433**	9,374,039	**673,915**	1,375,329

33 財務費用淨額

	集團		公司	
	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元
利息支出	**(67,848,827)**	(77,310,179)	**(20,768,265)**	(30,583,159)
利息收入－控股子公司	**–**	–	**–**	1,005,194
利息收入－其他	**6,055,230**	6,433,640	**1,400,634**	1,612,630
匯兌損益淨額	**(3,276,186)**	(1,490,626)	**(1,478,440)**	(1,470,939)
其他	**(1,932,126)**	(1,274,685)	**(2,836,903)**	(194,401)
合計	**(67,001,909)**	(73,641,850)	**(23,682,974)**	(29,630,675)

本集團於本期間予以資本化的利息支出約為人民幣587,000元(二零零二年六月三十日止六個月：人民幣2,260,000元)(附註17)。本公司於本期間並沒有予以資本化的利息支出(二零零二年六月三十日止六個月：無)。

34 投資收益

	集團		公司	
	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元	二零零三年六月三十日止六個月 (未經審計) 人民幣元	二零零二年六月三十日止六個月 (未經審計) 人民幣元
分佔控股子公司本期盈利	**–**	–	**(2,492,031)**	36,717,082
分佔聯營公司本期(虧損)盈利	**(3,318,885)**	(2,842,713)	**75,973**	(1,733,200)
債權投資收益	**983,652**	983,652	**983,652**	983,652
股權投資差額攤銷	**11,737,678**	12,547,908	**8,376,914**	9,187,138
其他	**21,112**	(101,156)	**–**	–
合計	**9,423,557**	10,587,691	**6,944,508**	45,154,672

本公司及其控股子公司的投資收益匯回並不存在重大限制。

35 補貼收入

本集團於本期及過去年度進行的某些收購活動中，與有關地方政府達成協議，使部份控股子公司均能享有不同程度的地方財政優惠政策。這些優惠主要包括以控股子公司繳納的各項稅金為基礎的財政補貼收入。

根據本公司董事會的分析，現時尚無任何理由相信各控股子公司在期後不能繼續享有該等財政補貼優惠。

36 營業外收入與支出

	集團		公司	
	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*
營業外收入				
處置固定資產淨收益	**1,491,424**	426,750	**187,106**	20,000
其他	**2,188,030**	2,556,442	**413,677**	155,148
合計	**3,679,454**	2,983,192	**600,783**	175,148
營業外支出				
處置固定資產淨損失	**5,948,642**	1,440,816	**869,314**	224,137
計提固定資產減值準備	**24,001,718**	26,871,725	**–**	8,000,000
其他	**5,465,504**	2,947,220	**2,671,214**	387,006
合計	**35,415,864**	31,259,761	**3,540,528**	8,611,143

37 稅項

	集團		公司	
	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*
中國企業所得稅(i)	**54,437,013**	54,937,992	**19,511,684**	22,698,323
香港利得稅(ii)	**478,130**	494,619	**–**	–
遞延稅款資產撥回	**–**	2,974,562	**–**	2,974,562
合計	**54,915,143**	58,407,173	**19,511,684**	25,672,885

(i) 中國企業所得稅

中國企業所得稅乃根據本期的業績按國家規定的需繳納部分計算，所有可以享受到的免稅優惠已考慮在內。

根據國家稅務總局在一九九四年四月十八日發出的一份批文，自本公司成立日起及在新的企業所得稅法特別說明之前，本公司的應納稅所得額溢利暫按15%的稅率徵收所得稅，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的通知，確認延長這項稅務優惠直至另行通知。

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)有限公司及深圳青島啤酒朝日有限公司(「深青啤」)被確認為外商投資企業並可享受經抵銷累計稅損後，由首個獲利年度起計兩免三減半繳交應繳所得稅。

深圳市青島啤酒銷售有限公司享受經抵銷累計稅損後，由首個獲利年度起計首年豁免及兩年減半繳交所得稅。

青島啤酒(珠海)有限公司及青島啤酒(廈門)有限公司因分別於珠海及廈門經濟特區成立及經營，按有關稅務條例以15%計算應課所得稅。

三水公司因被確認為外商投資企業並在三水地區經營，按有關稅務條例以24%計算應課所得稅。

本集團內其他於中國成立及營運的控股子公司的應納稅所得額按33%計算企業所得稅。

37 稅項 *(續)*

(ii) 香港利得稅

香港利得稅乃根據本期間估計應課稅溢利按17.5% (二零零二年六月三十日：16%) 之稅率作出預提。

(iii) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，購買原材料及半成品等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。另外，本集團按照應繳增值稅額的7%和3%，分別計繳城市維護建設稅和教育費附加。

(iv) 消費稅

根據國家稅務局有關規定每噸啤酒出廠價格 (含包裝物及包裝物押金) 在人民幣3,000元以上的，單位消費稅額為每噸人民幣250元。其他啤酒之銷售，仍按每噸人民幣220元繳納消費稅。

38 股利

於本期間，本公司股東大會批准分配二零零二年度的股利為人民幣220,000,000元 (每股人民幣0.22元)。本公司董事會不建議分配截至二零零三年六月三十日止六個月的中期股利 (二零零二年六月三十日：無)。

	二零零三年六月三十日止六個月 *(未經審計)*	二零零二年六月三十日止六個月 *(未經審計)*
已派發股息	**87,782,000**	—
建議派發之股息		
二零零二年期末股息每股人民幣0.22元 (二零零一年期末股息：每股人民幣0.11元)	**220,000,000**	110,000,000

二零零二年期末股息每股人民幣0.22元乃於二零零三年四月二日建議派發，截至二零零三年六月三十日，該股息尚未完成分配。

39 以前年度調整

二零零三年一月一日以前，對於資產負債表日後建議派發予股東之股息，企業於資產負債表日將其確認為負債。根據《企業會計準則 — 資產負債表日後事項》(2003年修訂) (財會[2003] 12號)，對於資產負債表日後建議派發予股東之股息，企業不應於資產負債表日將其確認為負債。此會計政策之改變應追溯至以前年度，故需對二零零一及二零零二年度的年終未分配利潤作出調整。

40 關聯企業交易

關聯方關係主要是指：

a. 直接或間接地控制其他企業或受其他企業控制，以及同受某一企業控制的兩個或多個企業；

b. 合營企業；

c. 聯營企業；

d. 主要投資者個人、關鍵管理人員或與其關係密切的家庭成員；

e. 受主要投資者個人、關鍵管理人員或與其關係密切的家庭成員直接控制的其他企業；

存在控制關係的關聯公司主要為控股子公司及聯營公司，而有關該等公司的資料已詳列於本報告附註5。

40 關聯企業交易 *(續)*

不存在控制關係但有交易往來的關聯公司的名稱及與本集團的關係如下：

公司名稱	與本集團的關係
青島啤酒集團有限公司	部份相同董事及相同大股東
青島啤酒實業有限公司	部份相同董事及相同大股東
青島啤酒房地產有限公司	部份相同董事及相同大股東
青島啤酒工程有限公司	部份相同董事及相同大股東
青島啤酒廣告傳播有限公司	部份相同董事及相同大股東
青島啤酒物資經營有限公司	部份相同董事及相同大股東
西安漢斯啤酒飲料總廠	控股子公司少數股東
日本朝日啤酒株式會社	控股子公司少數股東
日本伊藤忠商事株式會社	控股子公司少數股東
日本住金物產株式會社	控股子公司少數股東
江蘇沛縣國有資產經營公司	控股子公司少數股東
山東濰坊藍仔啤酒有限公司	控股子公司少數股東
四川火炬化工廠有限公司	控股子公司少數股東
北京雙合盛五星三環股份有限公司	控股子公司少數股東
珠海市斗門皇妹企業集團公司	控股子公司少數股東
福建釀酒廠(新加坡)私人有限公司	控股子公司少數股東
歐美投資有限公司	控股子公司少數股東
青島啤酒(廣州)總經銷有限公司	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
青華國際貿易發展有限公司	聯營公司
青島啤酒(揚州)有限公司	聯營公司
遼寧濇青青島啤酒營銷有限公司	聯營公司
青島啤酒(南寧)有限公司	聯營公司
青島啤酒(漳州)有限公司	部份相同董事

以上關聯企業於本年內均無持有本公司之股份。

40 關聯企業交易 *(續)*

(a) 截至二零零三年六月三十日本集團與關聯企業的主要交易金額如下：

	二零零三年六月三十日止六個月 *(未經審計)* 人民幣元	二零零二年六月三十日止六個月 *(未經審計)* 人民幣元
產品銷售包括於主營業務收入內：		
青島啤酒(揚州)有限公司	**47,768**	621,920
遼寧瀋青青島啤酒營銷有限公司	**40,582,785**	–
合計	**40,630,553**	621,920
產品銷售成本包括於主營業務成本內：		
青島啤酒物資經營有限公司	**6,281,831**	8,317,851
山東濰坊藍仔啤酒有限公司	**180,975**	1,660,344
	6,462,806	9,978,195
關聯企業為本集團提供廣告服務：		
青島啤酒廣告傳播有限公司	**470,633**	–
關聯企業為本集團提供設備安裝工程服務：		
青島啤酒工程有限公司	**79,800**	155,794
關聯企業為本集團借款提供的擔保：		
日本朝日啤酒株式會社、日本伊藤忠商事株式會社、日本住金物業株式會社	**125,000,000**	125,000,000
青島啤酒集團有限公司	**125,000,000**	912,080,000
	250,000,000	1,037,080,000

另青島啤酒集團有限公司為本公司一名客戶及一關聯公司的共同承擔應收賬款還款計劃提供了約人民幣105,000,000元的擔保。於二零零三年六月三十日，該應收款未償還金額為約人民幣92,561,000元，詳情見附註9及40(b)。

(b) 截至二零零三年六月三十日本集團與關聯企業的往來賬期末餘額如下：

	集團			公司	
	二零零三年六月三十日 *(未經審計)* 人民幣元	二零零二年十二月三十一日 人民幣元	本期內最高借方餘額 人民幣元	二零零三年六月三十日 *(未經審計)* 人民幣元	二零零二年十二月三十一日 人民幣元
以短期投資(委托貸款)形式進行(附註(i))：					
應收控股子公司	–	–	–	**892,219,041**	230,835,817
青島啤酒(揚州)有限公司	**66,450,000**	76,490,000	76,490,000	**66,450,000**	76,490,000
合計	**66,450,000**	76,490,000	76,490,000	**958,669,041**	307,325,817
包括於應收賬款及長期應收賬款內：					
應收控股子公司款	–	–	–	**202,360,187**	96,231,163
青島啤酒(廣州)總經銷有限公司(見(a))	**92,560,810**	92,560,810	92,560,810	**92,560,810**	92,560,810
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784	11,245,784	**11,245,784**	11,245,784
青島啤酒實業有限公司	**386,973**	156,652	386,973	**386,973**	156,652
青島啤酒(揚州)有限公司	**1,086,850**	1,086,850	1,155,884	**1,086,850**	1,086,850
合計	**105,280,417**	105,050,096	105,349,451	**307,640,604**	201,281,259
包括於其他應收款內：					
應收控股子公司款	–	–	–	**223,736,696**	494,184,883
歐美投資有限公司	**2,000,000**	2,000,000	2,000,000	–	2,000,000
青島啤酒實業有限公司	**208,373**	19,061,291	19,061,291	**208,373**	19,061,291
西安漢斯啤酒飲料總廠	**66,104**	55,167	66,104	–	–
青島啤酒(揚州)有限公司	–	6,544	6,544	–	6,544
青島啤酒廣告傳播有限公司	**3,329,517**	–	3,329,517	**10,777**	–
青島啤酒集團有限公司	**5,000,000**	–	5,000,000	–	–
青島啤酒工程有限公司	**100,374**	1,538,070	1,635,451	**100,374**	1,538,070
青島啤酒物資經營有限公司	**2,938,525**	2,938,525	2,938,525	**2,938,525**	2,938,525
福建釀酒廠(新加坡)私人有限公司	**5,679**	–	5,679	**5,679**	–
青島啤酒漳洲有限公司	**11,500,000**	11,500,000	11,500,000	**11,500,000**	11,500,000
珠海市斗門皇妹企業集團公司	**5,000,000**	5,000,000	5,000,000	–	–
青島啤酒房地產有限公司	**10,000,000**	5,000,000	10,000,000	**10,000,000**	5,000,000
合計	**40,148,572**	47,099,597	60,543,111	**248,500,424**	536,229,313

40 關聯企業交易 *(續)*

(b) 截至二零零三年六月三十日本集團與關聯企業的往來賬期末餘額如下：*(續)*

	集團			公司	
	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年十二月三十一日 *人民幣元*	本期內最高借方餘額 *人民幣元*	二零零三年六月三十日 *(未經審計)* *人民幣元*	二零零二年十二月三十一日 *人民幣元*
包括於預付賬款內：					
青島啤酒漳洲有限公司	**259,078**	–	1,114,801	–	–
包括於預收賬款內：					
預收控股子公司款	–	–	–	**226,526**	2,460,198
遼寧瀋青青島啤酒營銷有限公司	**148,577**	–	4,478,939	**148,577**	–
合計	**148,577**	–	4,478,939	**375,103**	2,460,198
包括於其他應付款內：					
應付控股子公司款	–	–	–	**17,695,651**	21,726,457
青島啤酒工程有限公司	**656,498**	967,023	967,023	–	–
青島啤酒集團有限公司	**39,577**	2,580,320	2,580,320	**39,577**	2,580,320
青島啤酒房地產有限公司	–	8,930	8,930	–	8,930
江蘇沛縣國有資產經營公司	**1,028,000**	1,028,000	1,028,000	–	–
北京雙合盛五星三環股份有限公司	**25,972,083**	26,472,083	26,472,083	–	–
合計	**27,696,158**	31,056,356	31,056,356	**17,735,228**	24,315,707
包括於應付賬款內：					
應付控股子公司	–	–	–	**59,372,598**	6,107,784
青島啤酒物資經營有限公司	**978,603**	591,650	3,187,751	**978,603**	591,650
青島啤酒實業有限公司	**1,228,548**	89,686	1,228,548	**1,218,048**	40,886
四川火炬化工廠有限公司	**702,446**	282,904	704,446	–	–
青島啤酒工程有限公司	**943,071**	271,265	943,071	–	–
合計	**3,852,668**	1,235,505	6,063,816	**61,569,249**	6,740,320

除於(a) 項所述的擔保，本集團及本公司與所有與關聯企業的往來賬均無擔保及無固定還款期，亦不計利息。

(i) 截至二零零三年六月三十日，本公司透過中國交通銀行和中國工商銀行以委托貸款形式分別提供約人民幣892,219,000元(二零零二年十二月三十一日：人民幣230,836,000元)及人民幣66,450,000元(二零零二年十二月三十一日：人民幣76,490,000元)貸款予控股子公司及一聯營公司。上述委托貸款均為一年內到期及並無擔保。

40 關聯企業交易 *(續)*

(c) 於二零零三年六月三十日，如附註5所述南寧公司的股權轉讓手續尚未辦妥。截至二零零三年六月三十日期間，本集團與南寧公司的主要交易如下：

	二零零三年六月三十日止六個月 *(未經審計)*	二零零二年六月三十日止六個月 *(未經審計)*
包括於主營業務收入內	**4,828,100**	2,992,458
包括於主營業務成本內	**119,355,088**	60,228,326

於二零零三年六月三十日，本集團與南寧公司的往來帳期末餘額如下：

	本期內最高借方餘額	二零零三年六月三十日 *(未經審計)*	二零零二年十二月三十一日
包括於應收帳款內	4,065,600	**3,150,600**	2,148,310
包括應付帳款內	4,611,675	–	4,611,675
包括於其他應收帳款內	66,201,494	**66,201,494**	66,201,494

41 現金流量表附註

本期支付的其他經營活動有關的現金主要包括：

	集團		公司	
支付項目	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零三年六月三十日止六個月 *(未經審計)* *人民幣元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣元*
廣告費用	**217,983,277**	151,590,045	**23,360,281**	22,743,166
運輸費用	**42,740,357**	63,695,756	**1,927,522**	9,800,177
支付製造費用、銷售費用及其他	**370,509,217**	380,187,602	**109,861,393**	320,128,607
	631,232,851	595,473,403	**135,149,196**	352,671,950

42 或有負債

(a) 根據國務院及青島市政府於一九九八年頒布有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。本集團及本公司正研究有關政策的要求，並制訂具體的住房分配貨幣化補貼辦法。於二零零三年六月三十日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣布任何有住房分配貨幣化補貼的計劃。因此於二零零三年六月三十日，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或撥備。

中國財政部於二零零零年九月六日發出財企[2000]295號文件，就企業住房制度改革中有關財務處理問題發出通知，並於發布之日起施行。本公司董事會於評估該等政策後認為，除上述住房分配貨幣化補貼尚無法準確評估其財務影響外，其他有關政策將不會對本集團及本公司產生重大影響。

(b) 於二零零一年十一月，本公司一名分銷商(「原告人」)在山東高級人民法院起訴本公司，以本公司違返經銷合同為由索賠人民幣134,870,000元。本公司在答辯中否認自己有違約行為，並提起了反訴，以對方嚴重拖欠貨款為理由要求解除與對方之間的經銷合同，並要求對方支付尚欠貨款及返還車輛、售酒設備等。截至本公司董事會批核此財務報表日期止，法院尚未對有關訴訟作出任何裁決。本公司董事會經參考了負責該訴訟的法律顧問的意見後認為該項訴訟並不會為本集團及本公司的經營結果帶來重大的負面影響。同時，本集團及本公司在現階段也不需就該訴訟作出任何撥備。

43 承諾事項

於二零零三年六月三十日，本集團及本公司並不存在已授權但未簽處合約及未於財務報表內撥出準備之資本承諾。

本集團及本公司於本期已訂約但未於財務報表內撥出準備之資本及租賃承諾如下：

	集團		公司	
	二零零三年六月三十日 *(未經審計)* 人民幣千元	二零零二年十二月三十一日 人民幣千元	二零零三年六月三十日 *(未經審計)* 人民幣千元	二零零二年十二月三十一日 人民幣千元
資本承諾				
一建築工程	**83,782**	94,561	**24,654**	28,739
一投資及收購企業	**48,000**	98,000	**48,000**	98,000
小計	**131,782**	192,561	**72,654**	126,739
費用承諾(廣告費)	**4,300**	–	**4,300**	–
經營租賃承諾				
一年以內	**470**	151	**–**	151
合計	**136,552**	192,712	**76,954**	126,890

44 資產負債表日後事項

如附註25所述，於二零零三年七月，安海斯一布希國際控股有限公司(ANHEUSER－BUSCH COMPANIES, INC)(「A-B公司」)，已根據本公司與A-B公司於二零零二年十月二十一日簽署的《戰略性投資協議》行使其在第一部份債券項下的轉換權，獲分配60,000,000股新發行H股股份。第一部份債券的轉換價格為每股4.68港元(折合約人民幣4.96元)。

45 比較數字

本集團根據中華人民共和國財政部頒布了關於印發企業會計準則《資產負債表日後事項》(2003年修定)(財會[2003]12號)編制各賬目。上述要求應視為會計政策變動，而若干比較數字已相應地予以重列。

(1) 淨資產收益率和每股收益指標

截至二零零三年六月三十日止六個月

	集團				公司			
	淨資產收益率		每股收益		淨資產收益率		每股收益	
報告期利潤	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均
截至二零零三年六月三十日止六個月(未經審計)								
主營業務利潤	37.02%	35.19%	1.1455	1.1455	13.51%	12.84%	0.4224	0.4224
營業利潤	5.94%	5.65%	0.1838	0.1838	4.08%	3.87%	0.1274	0.1274
淨利潤	3.76%	3.58%	0.1164	0.1164	3.58%	3.40%	0.1119	0.1119
扣除非經常性損益後的淨利潤	4.04%	3.84%	0.1249	0.1249	3.67%	3.49%	0.1148	0.1148
截至二零零二年六月三十日止六個月(未經審計)								
主營業務利潤	35.02%	37.08%	1.0813	1.0813	12.15%	12.84%	0.3799	0.3799
營業利潤	6.78%	7.18%	0.2094	0.2094	3.40%	3.60%	0.1064	0.1064
淨利潤	3.98%	4.21%	0.1228	0.1228	3.76%	3.97%	0.1175	0.1175
扣除非經常性損益後的淨利潤	4.21%	4.45%	0.1299	0.1299	4.03%	4.26%	0.1259	0.1259

淨資產收益率和每股收益按《公開發行證券公司信息披露編報規則第9號 — 淨資產收益率和每股收益的計算及披露》方法計算。

(2) 資產減值準備明細

(a) 集團

項目	期初餘額 *人民幣元*	本期增加數 *(未經審計)* *人民幣元*	本期轉回／沖銷 *(未經審計)* *人民幣元*	期末餘額 *(未經審計)* *人民幣元*
應收賬款	138,076,054	28,034,826	(26,588,418)	139,522,462
其他應收款	52,784,716	1,904,940	(1,484,982)	53,204,674
長期應收賬款	21,191,858	—	—	21,191,858
壞賬準備合計	212,052,628	29,939,766	(28,073,400)	213,918,994
原材料	11,214,355	1,022,240	(66,979)	12,169,616
產成品	9,437,342	—	(1,007,422)	8,429,920
其他存貨	3,995,115	1,091,399	(186,341)	4,900,173
存貨跌價準備合計	24,646,812	2,113,639	(1,260,742)	25,499,709
長期股權投資減值準備	4,061,918	—	—	4,061,918
房屋建築物	39,937,103	1,732,244	—	41,669,347
機器設備	55,699,149	22,016,468	(11,019,897)	66,695,720
運輸設備	2,690,550	253,006	—	2,943,556
固定資產減值準備	98,326,802	24,001,718	(11,019,897)	111,308,623

(2) 資產減值準備明細 *(續)*

(b) 公司

項目	期初餘額 人民幣元	本期增加數 *(未經審計)* 人民幣元	本期轉回／沖銷 *(未經審計)* 人民幣元	期末餘額 *(未經審計)* 人民幣元
應收賬款	70,556,695	25,575,431	(19,225,337)	76,906,789
其他應收款	33,697,080	662,516	(837,807)	33,521,789
長期應收賬款	21,191,868	–	–	21,191,868
壞賬準備合計	125,445,643	26,237,947	(20,063,144)	131,620,446
原材料	1,022,238	–	–	1,022,238
存貨跌價準備合計	1,022,238	–	–	1,022,238
機器設備	8,000,000	–	(5,049,669)	2,950,331
固定資產減值準備	8,000,000	–	(5,049,669)	2,950,331

(3) 會計報表差異調節表

本集團根據中國《企業會計準則》、《企業會計制度》及有關法規(「中國會計準則」)，為於中國發行之A股股東編制了一套截至二零零三年六月三十日止六個月的法定財務報表。

由於中國會計準則與香港公認會計原則的不同，導致本集團匯報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下：

對於合併資產負債表之影響：

	二零零三年 六月三十日 *(未經審計)* 人民幣千元	二零零二年 十二月三十一日 人民幣千元
按中國會計準則計算之總淨資產值：	**3,094,128**	3,197,354
按香港公認會計原則所作之調整：		
於一九九三年上市集資時按調劑中心匯率之調整(a)	**361,173**	361,173
因匯率並軌而產生之遞延匯兑損益(a)	**(182,042)**	(182,042)
按香港公認會計原則需多提的固定資產折舊(b)	**(95,664)**	(89,924)
按中國會計準則投資差異攤銷沖回及按香港公認會計原則所作之商譽及負商譽攤銷的調整(c)	**(52,221)**	(46,153)
於一九九三年按調劑中心匯率之調整(d)	**(37,878)**	(37,878)
按香港公認會計原則所作遞延税項及商譽攤銷(f)	**(1,609)**	(1,216)
按香港公認會計原則處理發行可換股債券之費用(g)	**939,360**	–
其他	**(16,326)**	(17,108)
按香港公認會計原則計算之總淨資產	**4,008,921**	3,184,206

(3) 會計報表差異調節表 *(續)*

對於合併利潤表之影響：

	二零零三年 六月三十日 *(未經審計)* *人民幣千元*	二零零二年 六月三十日 *(未經審計)* *人民幣千元*
按中國會計準則計算之淨利潤	**116,403**	122,819
按香港公認會計原則所作之調整：		
按香港公認會計原則需多提的固定資產折舊(b)	**(5,740)**	(5,740)
按中國會計準則投資差異攤銷沖回及按香港公認會計原則所作之商譽及負商譽攤銷的調整(c)	**(6,068)**	(5,582)
控股子公司獲豁免償還欠款(e)	**238**	—
按香港公認會計原則所作遞延税項及商譽攤銷 (f)	**(393)**	(286)
按香港公認會計原則處理發行可換股債券之費用 (g)	**3,549**	—
其他	**780**	1,820
按香港公認會計原則計算之股東應佔盈利	**108,769**	113,031

(a) 本公司於一九九三年在香港發行「H」股，並首次以按照香港公認會計原則編制財務報告。而該等報告內之外幣交易均以交易當時之外匯調劑中心(「調劑中心」)匯率換算為人民幣。在中國會計準則下則按業務發生時當日國家外匯牌價折合人民幣記賬。本公司當年發售H股而獲得之港幣收入均按調劑中心兑換人民幣，並因此產生匯兑損益約人民幣361,173,000元。

於一九九四年一月一日，中國實行外匯匯率並軌，本公司當日以外幣列賬的貨幣性資產及負債按統一的匯率(「統一匯率」)換算為人民幣。一九九四年一月一日的統一匯率主要是參考調劑中心的外匯價而換算。由此而產生的匯兑收益約為人民幣182,042,000元。這收益已按中國會計準則要求所編制的財務報表列為攤銷項目並分五年攤銷。但按香港公認會計原則編制的一九九三年度財務報表已採用外匯調劑中心的匯價編制，由此產生的匯兑收益已不需再次反映在當期的財務報表中。

(b) 由於根據香港公認會計原則和中國會計準則所編制的一九九三年財務報表採用了不同的外幣匯率，所以截至一九九三年十二月三十一日以外幣列賬的固定資產的成本產生了差異，以令按香港公認會計原則所編制的截至二零零三年六月三十日止六個月的財務報表需於本期多提約人民幣5,740,000元的折舊費用(二零零二年六月三十日止六個月：人民幣5,740,000元)。

(c) 根據中國會計準則要求，本集團在取得對控股子公司的投資權益時所付出的成本低於本集團在被投資單位股東權益中所佔的份額時，有關差異應按10年的期限攤銷計入損益。在香港公認會計原則下，本集團投資成本與本集團應佔被投資單位可分離淨資產之公允價值的差額須確認為商譽或負商譽並按照有關規定作出攤銷。就兩準則不同的會計處理須減少按香港公認會計原則的本期淨利潤約人民幣6,068,000元(二零零二年六月三十日止六個月：人民幣5,582,000元)。

(d) 於一九九三年，本集團按中國會計準則於業務發生時當日國家外匯牌價折合人民幣記賬。對有關外幣業務的貨幣性賬戶餘額按照月末國家外匯牌價折合為人民幣，其同賬面餘額的差額，列作當年匯兑損益。但按照香港會計原則下，外幣交易均以交易當時之調劑中心匯率換算為人民幣。以其他貨幣為單位之貨幣性資產及負債按結算日在調劑中心所報之適用匯率換算為人民幣。由此令按會計準則所用不同的匯率於一九九三年產生了匯兑損益約為人民幣37,878,000元。

(e) 於本期間，本公司的控股子公司獲債權人豁免償還欠款約為人民幣238,000元(二零零二年六月三十日止六個月：沒有)。按照中國會計準則要求編制之財務報表中，該等豁免須作為資本公積記賬。但在香港普遍採用之會計原則下，該項豁免償款須作為其他收入。

(3) 會計報表差異調節表 *(續)*

(f) 根據香港公認會計準則第12號「利得税」的新修定會計政策(於二零零三年一月一日起或以後開始之期間生效)，遞延所得税必須採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。採納新訂之會計準則第12號對本集團及本公司的會計影響主要在於收購兼並子公司的固定資產在A股及H股財務報表顯示不同的公允值所引伸的時差相應的遞延税項準備及商譽項目作出的調整。構成會計政策之變動並已追溯應用，故比較數字已重列以符合經修訂之政策。

另外由於商譽金額作出了改變，本期間的攤銷金額亦與A股有所分別。

(g) 如賬目附註25所詳述，於二零零二年十月二十一日，本公司與一名H股股東，美國安海斯－布希公司(ANHEUSER－BUSCH INTERNATOINAL HOLDINGS INC.)(「A－B 公司」)簽訂一份《戰略性投資協議》，由二零零三年開始分三部份向A－B公司發行強制性可換股債券，作價共約1,416,195,000港元(折合約人民幣1,503,008,000元)，可轉換為本公司新增308,219,178股的H股。有關根據債券本金計提支付的利息費用亦需在轉股時全額由A－B公司返還予本公司。

於二零零三年四月一日，第一部份及第二部份的債券已發給A－B公司，總認購金額合共約為907,920,000港元(折合約人民幣963,575,000元)。根據中國會計準則規定，該債券會被視為公司及集團的負債而相應的利息費用將按權責發生作預提並沖減A股報表的利潤。根據香港會計準則，該部份強制性可轉股債券會被視為集團及公司的股東權益作會計處理，可退回的已付及應繳付利息金額記錄為長期應收款項。就兩準則不同的會計處理須增加按香港公認會計原則的淨利潤約人民幣3,549,000元(二零零二年六月三十日：無)；並增加按香港公認會計原則的淨資產約人民幣939,360,000元(二零零二年十二月三十一日：無)。

青島啤酒股份有限公司及其控股子公司
綜合損益表

截至二零零三年六月三十日止六個月
(按香港公認會計原則編制)
(以人民幣千元計算)

	附註	二零零三年六月三十日止六個月 (未經審計)	二零零二年六月三十日止六個月 (未經審計) (附註31)
營業額	3, 9, 27	**3,433,162**	3,162,548
主營業務成本	27	**(2,287,661)**	(2,071,868)
主營業務利潤		**1,145,501**	1,090,680
其他費用淨額		**(2,420)**	(4,015)
銷售費用	27	**(595,009)**	(502,248)
管理費用		**(303,282)**	(301,240)
經營盈利	4	**244,790**	283,177
財務費用	7	**(64,530)**	(77,310)
分佔聯營公司虧損		**(3,319)**	(2,843)
除稅前盈利		**176,941**	203,024
稅項	8	**(54,616)**	(58,109)
除稅後盈利		**122,325**	144,915
少數股東損益		**(13,556)**	(31,884)
股東應佔盈利	11	**108,769**	113,031
股息	10	**(220,000)**	(110,000)
每股盈利 — 基本	12	**人民幣0.1088**	人民幣0.1130
每股盈利 — 全面攤簿	12	**人民幣0.0991**	不適用

青島啤酒股份有限公司及其控股子公司
綜合資產負債表

二零零三年六月三十日
(按香港公認會計原則編制)
(以人民幣千元計算)

	附註	二零零三年六月三十日 (未經審計)	二零零二年十二月三十一日 (附註31)
資產			
非流動資產			
固定資產淨額	13	**5,425,131**	5,571,972
在建工程		**347,687**	208,575
無形資產淨額	14	**105,554**	107,778
長期投資淨額	26	**54,771**	55,163
投資於聯營公司	26	**25,131**	28,448
商譽	15	**145,050**	139,594
負商譽	16	**(103,313)**	(108,435)
遞延稅項資產	22	**12,420**	12,628
其他長期資產	17, 27	**72,308**	69,397
		6,084,739	6,085,120
流動資產			
現金及現金等價物淨額		**1,007,320**	762,166
短期銀行存款		**28,000**	29,000
已抵押的銀行存款		**35,509**	63,205
短期投資		**–**	150
應收票據		**65,364**	65,899
應收賬款淨額	17, 27	**213,204**	167,722
保證金、預付賬款及其他應收款	27	**509,638**	491,121
應收補貼款		**1,697**	4,266
存貨淨額	18	**1,373,229**	1,223,807
		3,233,961	2,807,336

綜合資產負債表(續)

二零零三年六月三十日
(按香港公認會計原則編制)
(以人民幣千元計算)

	附註	二零零三年 六月三十日 (未經審計)	二零零二年 十二月三十一日 (附註31)
流動負債			
短期借款	19, 27	**1,724,549**	2,669,481
一年內到期長期借款	19, 27	**76,182**	110,054
應付賬款	21, 27	**788,633**	651,513
應付票據		**504,468**	435,628
預收貨款	27	**158,751**	147,983
預提費用		**169,081**	46,193
未交稅金		**238,535**	119,488
應付控股子公司少數股東股利		**16,983**	–
其他應付款	27	**802,553**	749,384
應付股利		**132,218**	–
		4,611,953	4,929,724
淨流動負債	19	**(1,377,992)**	(2,122,388)
總資產減流動負債	19	**4,706,747**	3,962,732
長期負債			
長期借款	19, 27	**86,333**	90,644
其他長期負債		**11,575**	–
遞延稅項負債	22	**17,591**	18,098
		115,499	108,742
少數股東權益		**582,327**	669,784
淨資產		**4,008,921**	3,184,206
股東權益			
股本	23	**1,000,000**	1,000,000
可換股債券	20	**935,811**	–
儲備	24	**2,073,110**	1,964,206
建議派發之股息	24	**–**	220,000
		4,008,921	3,184,206

青島啤酒股份有限公司及其控股子公司
綜合現金流動表

截至二零零三年六月三十日止六個月
(按香港公認會計原則編制)
(以人民幣千元計算)

	二零零三年六月三十日止六個月 *(未經審計)*	二零零二年六月三十日止六個月 *(未經審計)*
營業運作所得之淨現金流入	**686,249**	678,536
投資業務之淨現金流出	**(275,797)**	(280,003)
融資活動之淨現金流出	**(165,432)**	(33,173)
現金及現金等值項目之增加	**245,020**	365,360
期初現金及現金等值項目	**762,166**	502,110
匯率變動之影響	**134**	(128)
期末現金及現金等值項目	**1,007,320**	867,342

期末現金及現金等值項目並不包括存款期長於三個月的短期銀行存款及因於取得銀行匯票已抵押的銀行存款。於二零零三年六月三十日，短期銀行存款及已抵押的銀行存款，分別約為人民幣28,000,000元(二零零二年六月三十日：人民幣21,995,000元)及人民幣35,509,000元(二零零二年六月三十日：人民幣53,305,000元)。

青島啤酒股份有限公司及其控股子公司
綜合股權變動表

(按香港公認會計原則編制)
截至二零零三年六月三十日止六個月

	股本	股本溢價	可換股債券	盈餘公積金	公益金	匯率折算差額	累計虧損	擬派股息	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元 (附註31)	人民幣千元	人民幣千元 (附註31)
二零零三年一月一日	1,000,000	1,893,826	–	162,654	129,569	339	(220,965)	220,000	3,185,423
以前年度調整 *(附註2)*	–	–	–	–	–	–	(1,217)	–	(1,217)
二零零三年一月一日，重報	1,000,000	1,893,826	–	162,654	129,569	339	(222,182)	220,000	3,184,206
宣布派發之股息 *(附註10)*	–	–	–	–	–	–	–	(220,000)	(220,000)
本期利潤	–	–	–	–	–	–	108,769	–	108,769
匯率折算差額	–	–	–	–	–	135	–	–	135
發行可換股債券，淨額 *(附註20)*	–	–	935,811	–	–	–	–	–	935,811
二零零三年六月三十日 *(未經審計)*	1,000,000	1,893,826	935,811	162,654	129,569	474	(113,413)	–	4,008,921
二零零二年一月一日	1,000,000	1,893,826	–	119,851	90,581	12	(141,719)	110,000	3,072,551
以前年度調整 *(附註2)*	–	–	–	–	–	–	(646)	–	(646)
二零零二年一月一日，重報	1,000,000	1,893,826	–	119,851	90,581	12	(142,365)	110,000	3,071,905
宣布派發之股息 *(附註10)*	–	–	–	–	–	–	–	(110,000)	(110,000)
本期利潤	–	–	–	–	–	–	113,031	–	113,031
匯率折算差額	–	–	–	–	–	(128)	–	–	(128)
二零零二年六月三十日，重報 *(未經審計)*	1,000,000	1,893,826	–	119,851	90,581	(116)	(29,334)	–	3,074,808

1 公司架構及主要業務

青島啤酒股份有限公司(以下簡稱「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)註冊成立為股份制有限公司，並於一九九五年十二月二十七日領取按中外合資股份有限公司註冊的營業執照。本公司發行之「H股」自一九九三年七月十五日開始在香港聯合交易所有限公司上市，而「A股」則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零二年十月二十一日，本公司與安海斯 － 布希國際控股有限公司(ANHEUSER － BUSCH COMPANIES, INC.)(「A-B公司」)簽訂一項《戰略性投資協議》，本公司將分期向A-B公司發行強制性轉股的可換股債券，作價共約港幣1,416,195,000元(折合約人民幣1,503,008,000元)；全數換股後A-B公司將持有本公司約27%的股權。其中，本公司於本報告期內收到A-B公司認購本公司發行的可換股債券的部份款項合共907,920,000港元(折合約人民幣963,575,000元)，並於本報告期後轉為股本其餘約508,275,342 港元(折合約人民幣539,433,000元)預計可於下半年及二零零四年間收到。此等融資安排可減低本集團營運資金為負數的情況。詳情請參閱附註19及 20。

本公司的主要業務為生產及銷售啤酒。控股子公司及聯營公司主要從事啤酒生產、銷售及國內外啤酒產品貿易。

本集團及本公司於二零零三年六月三十日止六個月的主要收購合併事項已詳列於本報告附註26。

2 編制基準及會計政策

本公司及其控股子公司(以下簡稱「本集團」)之中期簡略綜合賬目乃按香港會計師公會頒布之會計準則(「香港會計準則」)第廿五號「中期財務報告」而編制。

此份簡略綜合賬目是未經審計的，但經本公司的審核委員會審議確認。

本簡明中期賬目應與二零零二年之年度財務報表一並閱讀。

編制本中期簡略綜合賬目所採用之會計政策及計算方法與截至二零零二年十二月三十一日止年度之年度賬目所採用者一致，惟本集團採納香港會計準則第12號(經修訂)「所得稅」，該等會計準則於二零零三年一月一日或以後開始之會計期間生效。

本集團會計政策之變更及採納此等新政策之影響載列如下：

遞延所得税

遞延所得稅採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。短暫時差主要來自固定資產之折舊、若干非流動資產及投資之價值重估、公積金及其他退休後福利之撥備以及累積稅損；而就收購而言，則涉及所購入淨資產之公允值與其稅基之差額。遞延所得稅採用在結算日前已頒布或實質頒布之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延所得稅乃就控股子公司、聯營公司及合營企業之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

以前年度，遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利二者間之時差，根據預期於可預見的將來支付或收回的負債及資產，按現行稅率計算。採納新訂之會計準則第12號構成會計政策之變動並已追溯應用，故比較數字已重報以符合經修訂後之政策。

2 編制基準及會計政策 *(續)*

遞延所得稅 *(續)*

如列示於綜合股權變動表，二零零二年及二零零三年一月一日之期初未分配利潤已分別減少約人民幣646,000元及人民幣1,217,000元。故此，根據上述新修訂會計政策，本集團需調整遞延稅項負債及重報商譽及負商譽金額，如賬目附註22所詳述，是項調整導致二零零三年一月一日之遞延稅項資產及遞延稅項負債分別增加約人民幣7,527,000元(二零零二年一月一日： 7,944,000)及人民幣18,098,000元(二零零二年一月一日：19,114,000)。此外，如賬目附註15及16所詳述，二零零三年一月一日之期初商譽淨額及負商譽淨額分別增加約人民幣8,213,000元及人民幣6,423,000元。

(a) 可換股債券

強制性可換股債券的本金部份(扣除相關債券發行費用後)記於資產負債表權益中。此外，本公司估計每年應繳付予債券持有人的債券利息金額及該持有人於換股時退回本公司的利息金額(假設換股在限期結束時進行)的相應現金流量，按本公司平均借款利率分別計算其貼現值。以上兩者之貼現值差額(以下簡稱「貼現淨值」)將沖銷有關已發出債券的本金部份，並確認為本公司的遞延收益且於資產負債表中作長期負債處理，該遞延收益於預計換股限期間以直線攤銷法按年將有關收入確認於損益表中。本公司亦將債券持有人進行換股前實際已付或應繳付的債券利息確認為長期應收款於資產負債表中列示。

3 分部報表

本集團之唯一主要業務為生產及銷售啤酒。因此，未提供按業務分部資料之分析。

本集團的經營活動主要於中國，按地區分部的資料分析如下：

二零零三年六月三十日止六個月
(未經審計)

	青島地區 *人民幣千元*	其他山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元*	合併抵銷 *人民幣千元*	合併 *人民幣千元*
營業額							
對外銷售	**906,244**	**515,752**	**762,219**	**1,020,861**	**228,086**	–	**3,433,162**
區域間往來	**98,182**	–	**48,361**	**103,588**	–	**(250,131)**	–
區域營業額	**1,004,426**	**515,752**	**810,580**	**1,124,449**	**228,086**	**(250,131)**	**3,433,162**
營業盈利							
區域利潤	**116,192**	**12,646**	**35,659**	**55,346**	**85,930**		**305,773**
未分類開支淨額							**(60,983)**
經營盈利							**244,790**
財務費用							**(64,530)**
分佔聯營公司虧損	**(3,319)**	–	–	–	–	–	**(3,319)**
除稅前盈利							**176,941**
稅項							**(54,616)**
除稅後盈利							**122,325**
少數股東損益							**(13,556)**
股東應佔盈利							**108,769**

3 分部報表 *(續)*

	二零零二年六月三十日止六個月 *(未經審計)*						
	青島地區	其他山東地區	華北地區	華南地區	海外地區	合併抵銷	合併
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額							*(附註31)*
對外銷售	889,540	450,793	685,639	1,006,594	129,982	–	3,162,548
區域間往來	25,932	254	27,852	87,257	–	(141,295)	–
區域營業額	915,472	451,047	713,491	1,093,851	129,982	(141,295)	3,162,548
營業盈利							
區域利潤	150,467	89	23,015	112,957	49,395		335,923
未分類開支淨額							(52,746)
經營盈利							283,177
財務費用							(77,310)
分佔聯營公司虧損	(2,843)	–	–	–	–	–	(2,843)
除稅前盈利							203,024
稅項							(58,109)
除稅後盈利							144,915
少數股東損益							(31,884)
股東應佔盈利							113,031

4 經營盈利

綜合經營盈利已扣除(計入)下列各項：

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣千元*
已售之存貨成本(包括折舊，攤銷及員工成本)	**2,287,661**	2,071,868
固定資產折舊	**243,169**	225,576
固定資產減值準備	**24,002**	26,872
無形資產攤銷(包括於管理費用)		
一 商標	**1,314**	1,441
一 專有技術	**885**	87
一 其他	**699**	543
商譽攤銷(包括於其他費用淨額)	**8,667**	4,320
負商譽攤銷(包括於其他費用淨額)	**(5,122)**	(4,981)
處理固定資產淨損失	**4,457**	1,014
核數師酬金	**2,915**	2,544
經營租賃支出	**6,941**	7,341
應收賬款壞賬準備	**28,035**	27,861
存貨可變現淨值準備	**2,114**	1,266
存貨可變現淨值準備撥回	**(1,261)**	(3,913)
長期股權投資減值準備	–	155
技術開發費	**842**	1,633

5 員工成本(包括董事薪津)

	二零零三年六月三十日止六個月(未經審計)人民幣千元	二零零二年六月三十日止六個月(未經審計)人民幣千元
薪酬工資	**189,089**	157,783
社會保障成本	**22,278**	16,844
退休成本 — 界定供款計劃	**50,596**	44,736
員工醫療福利	**2,803**	1,086
合計	**264,766**	220,449

6 董事、監事會成員及五位支薪最高人士之薪津

	二零零三年六月三十日止六個月(未經審計)人民幣千元	二零零二年六月三十日止六個月(未經審計)人民幣千元
董事薪津		
非執行董事		
— 董事袍金	—	—
— 其他	—	—
執行董事		
— 董事袍金	—	—
— 薪金津貼及非現金利益	**142**	173
— 與表現有關之花紅	—	—
— 退休金供款	**14**	12
— 退職之補償	—	—
合計	**156**	185

管理人員薪津

五位支薪最高人士(包括董事及僱員)之酬金分析如下:

	二零零三年六月三十日止六個月(未經審計)人民幣千元	二零零二年六月三十日止六個月(未經審計)人民幣千元
薪金、津貼及非現金利益	**349**	417
與表現有關之花紅	—	—
退休金供款	**14**	12
退職之補償	—	—
合計	**363**	429

監事會成員薪津

五名現任及前任監事會成員之薪津總額如下:

	二零零三年六月三十日止六個月(未經審計)人民幣千元	二零零二年六月三十日止六個月(未經審計)人民幣千元
薪金、津貼及非現金利益	**75**	81
與表現有關之花紅	—	—
退休金供款	**14**	12
退職之補償	—	—
合計	**89**	93

6 董事、監事會成員及五位支薪最高人士之薪津 *(續)*

在最高薪酬的五名人士中並無任何人(二零零二年：無)為本公司董事。截至二零零三年六月三十日止六個月，給董事及五名最高薪酬的人士(包括董事、監事及僱員)每人的酬金均少於人民幣530,000元(折合港幣500,000元)(二零零二年六月三十日止六個月：相同)。此外並無董事放棄或答應放棄任何薪津(二零零二年六月三十日止六個月：無)。於本期間，本集團並無對薪金最高的五位僱員(包括董事、監事及僱員)給予酬金作為加入本集團之獎勵或退職之補償(二零零二年六月三十日止六個月：無)。所有非執行董事並沒有收取任何薪津(二零零二年六月三十日止六個月：無)。

7 財務費用

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣千元*
須於五年內全數償還的銀行借款及透支的利息支出	**65,117**	79,570
減：於在建工程資本化之利息支出	**(587)**	(2,260)
合計	**64,530**	77,310

8 稅項

(a) 所得稅

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣千元* *(附註31)*
香港利得稅(i)	**478**	495
中國企業所得稅(ii)	**54,437**	54,938
遞延稅項資產撥回	**–**	2,975
減：遞延稅項暫時性差異沖銷(iii)	**(299)**	(299)
	54,616	58,109

本集團有關除稅前盈利之稅項與假若採用本公司本土國家之法定稅率而計算之理論稅率之差額如下：

	二零零三年六月三十日止六個月 *(未經審計)*	二零零二年六月三十日止六個月 *(未經審計)* *(附註31)*
法定稅率	**33%**	33%
不可扣稅或不用繳稅之支出及收入	**9%**	13%
控股子公司之虧損	**9%**	3%
集團內各公司不同稅率之影響	**(17%)**	(18%)
其他	**(3%)**	(2%)
實際有效稅率	**31%**	29%

(i) 香港利得稅

香港利得稅乃根據本期間估計應課溢利按17.5%(二零零二年：16%)之稅率作出預提。於二零零三年政府頒布2003/2004年度利得稅率由16%增加至17.5%。

8 稅項 *(續)*

(a) 所得稅 *(續)*

(ii) 中國企業所得稅

中國企業所得稅乃根據本年度的經營業績按國家規定的須繳納部份計算，所有可以享受到的退稅及免稅優惠已考慮在內。

根據國家稅務總局在一九九四年四月十八日發出之一份批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的應課稅溢利暫按15%的稅率徵收所得稅，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的通知，確認延長這項稅務優惠直至另行通知。

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)公司及深州青島啤酒朝日有限公司被確認為外商投資企並可享受經抵銷累計稅損後，由首個獲利年度起計兩免三減半繳交所得稅。

深圳市青島啤酒銷售有限公司享受經抵銷累計稅損後，由首個獲利年度起計首年豁免及兩年減半繳交所得稅。

青島啤酒(珠海)有限公司及青島啤酒(廈門)有限公司因分別於珠海及廈門經濟特區成立及經營，按有關稅務例15%計算課所得稅。

三水公司因被確認為外商投資企業並在三水地區經營，按有關稅務條例以24%計算應課所得稅。

本集團內其他於中國成立及營運的控股子公司的應課稅溢利按33%計算應課所得稅。

(iii) 於本期間，本集團採納由香港會計師公會頒布之會計準則第12號(經修訂)「所得稅」，此事項已詳列於本報告附註2。

(b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。另外，本集團按照應繳增值稅額的7%和3%分別計繳城市維護建設稅和教育費附加。

(c) 消費稅

根據中國財政部及國家稅務總局頒布《關於調整酒類產品消費稅政策的通知(財稅[2001]84號)》，規定每噸啤酒出廠價格(含包裝物及包裝物押金)在人民幣3000元以上的，單位消費稅額改為每噸人民幣250元。其他啤酒之銷售，仍按每噸220元繳納消費稅。

9 季節性、周期性收入說明

每年夏季及秋季(5月至10月)為啤酒銷售的旺季，其銷售量一般為淡季期間(11月至明年4月)的1至2倍。

10 股息

於本期間，本公司股東大會批准分配二零零二年度的股息為人民幣220,000,000元(每股人民幣二十二仙)。本公司董事會不建議分配截至二零零三年六月三十日止六個月的中期股息(二零零二年六月三十日：無)。

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣千元*
已實際派發股息	**87,782**	–
建議派發之股息 二零零二年期末股息每股人民幣二十二仙 (二零零一年期末股息：每股人民幣十一仙)	**220,000**	110,000

二零零二年期末股息每股人民幣二十二仙乃於二零零三年四月二日建議派發，於二零零三年六月三十日，該股息尚未完全派發。二零零一年期末股息每股人民幣十一仙乃於二零零二年四月二日建議派發並於二零零二年八月正式派發。

11 股東應佔盈利

在綜合損益表上的股東應佔盈利的金額已包括本公司本期之盈利約為人民幣105,376,000元(二零零二年六月三十日：人民幣69,301,000元)。

12 每股盈利

每股基本及攤薄盈利是根據股東應佔盈利約人民幣108,769,000元(二零零二年六月三十日：人民幣113,031,000元)計算。

每股基本盈利是按期內已發行普通股之加權平均數1,000,000,000股(二零零二年六月三十日：1,000,000,000股)計算。 每股攤薄盈利根據1,097,535,912股(二零零二年六月三十日：1,000,000,000股)普通股計算，即期內已發行普通股之加權平均數，加上假設所有未行使換股權之強制性可換股債券皆已行使並被視作無償發行之加權平均數97,535,912股(二零零二年六月三十日：無)普通股計算。

13 固定資產淨額

	二零零三年六月三十日 *(未經審計)* *人民幣千元*
成本或估值	
期初餘額	**7,937,966**
在建工程轉入	**98,504**
本期添置	**63,629**
本期轉讓及報廢	**(72,034)**
期末餘額	**8,028,065**
累計折舊、攤銷及資產減值	
期初餘額	**2,365,994**
本期計提	**243,169**
本期轉出	**(30,231)**
本期計提固定資產減值準備	**24,002**
期末餘額	**2,602,934**
賬面淨值	
期末餘額	**5,425,131**
期初餘額	**5,571,972**

13 固定資產淨額 *(續)*

本集團之土地及房屋建築物均位於中國。土地使用權的年限為50年。

本集團的固定資產中，有賬面淨值合共約為人民幣22,685,000元(二零零二年十二月三十一日：人民幣194,329,000)之房屋建築物、機器設備、運輸設備及其他設備已作為若干銀行借貸的抵押(附註19)。

於二零零三年六月三十日，本集團淨值約人民幣362,703,000元(二零零二年十二月三十一日：人民幣419,506,000元)的房屋建築物的《房屋所有權證》尚待辦理。此外，截至二零零三年六月三十日，本集團有淨值約人民幣34,762,000元(二零零二年十二月三十一日: 人民幣42,484,000元)的土地使用權的《國有土地使用證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團及本公司辦理該等《房屋所有權證》及《國有土地使用證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零三年六月三十日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地出讓手續並承擔有關待出讓金。在該等土地上的房屋建築物淨值共約人民幣136,587,000元(二零零二年十二月三十一日：人民幣121,952,000元)。本公司董事會認為，上述安排對本集團的正常營運並不構成重大影響。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

14 無形資產淨額

	二零零三年六月三十日止六個月 *(未經審計)*			
	商標(i) *人民幣千元*	專有技術(ii) *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
成本				
期初餘額	103,346	18,629	19,966	141,941
本期增加	–	–	674	674
期末餘額	103,346	18,629	20,640	142,615
累計攤銷				
期初餘額	24,036	6,520	3,607	34,163
本期計提	1,314	885	699	2,898
期末餘額	25,350	7,405	4,306	37,061
賬面淨值				
期末餘額	77,996	11,224	16,334	105,554
期初餘額	79,310	12,109	16,359	107,778

(i) 商標

商標主要包括本集團於一九九三年六月十六日重組時，由原有股東投入成為資本的「青島啤酒」商標，該商標是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年攤銷。

本公司董事會認為由於上述商標對本集團的營運非常重要，並預期能為本集團帶來持續的經濟利益。因此，上述商標40年之攤銷期乃長於香港會計準則第29條「無形資產」預設的20年攤銷年限。

其他商標是於收購控股子公司時取得，按照其收購時的價值入賬，並按其估計之使用年限由5年至10年攤銷。這些無形資產的成本以收購時的公允值入賬。

14 無形資產淨額 *(續)*

(ii) 專有技術

專有技術是於控股子公司重組時，由少數股東投入該控股子公司作為資本投資。此專有技術乃按照控股子公司各股東同意之金額入賬，並按照其預計經濟利益，估計為10年的經濟效益流入期以直線法攤銷。這些無形資產的成本以收購時的公允值入賬。

本公司董事會認為無形資產之公允值不低於二零零三年六月三十一本集團及本公司之賬面值。

15 商譽

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元* *(附註31)*
成本	
期初餘額	**155,048**
以前年度調整 *(附註2)*	**10,266**
期初餘額，重報	**165,314**
本期增加	**14,123**
期末餘額	**179,437**
累計攤銷	
期初餘額	**(23,667)**
以前年度調整 *(附註2)*	**(2,053)**
期初餘額，重報	**(25,720)**
本期攤銷	**(8,667)**
期末餘額	**(34,387)**
賬面淨值	
期末餘額	**145,050**
期初餘額，重報	**139,594**

本公司董事會認為，於二零零二年六月三十日上述商譽的公允值並不低於其賬面淨值。

16 負商譽

	二零零三年 六月三十日止 六個月 *(未經審計)* *人民幣千元* *(附註31)*
成本	
期初餘額	**(124,001)**
以前年度調整 *(附註2)*	**(7,389)**
期初餘額，重報	**(131,390)**
本期增加	–
期末餘額	**(131,390)**
累計攤銷	
期初餘額	**21,989**
以前年度調整 *(附註2)*	**966**
期初餘額，重報	**22,955**
本期攤銷	**5,122**
期末餘額	**28,077**
賬面淨值	
期末餘額	**(103,313)**
期初餘額，重報	**(108,435)**

負商譽按被收購控股子公司可辨認應折固定資產的加權平均剩餘年限攤銷並確認為其他收入。

17 應收賬款淨額

應收賬款的賬齡分析如下：

	二零零三年六月三十日 *(未經審計)*			二零零二年十二月三十一日		
	金額 *人民幣千元*	**壞賬準備** *人民幣千元*	**淨額** *人民幣千元*	金額 *人民幣千元*	壞賬準備 *人民幣千元*	淨額 *人民幣千元*
一年以內	**202,957**	**(5,551)**	**197,406**	125,196	(4,912)	120,284
一至少於二年	**37,456**	**(25,044)**	**12,412**	56,665	(12,061)	44,604
二至少於三年	**15,734**	**(14,642)**	**1,092**	19,220	(17,325)	1,895
三年以上	**96,579**	**(94,285)**	**2,294**	104,717	(103,778)	939
合計	**352,726**	**(139,522)**	**213,204**	305,798	(138,076)	167,722

啤酒銷售所給予的信貸是根據個別客戶情況釐定。而賒賬期均不超過一年。

本集團及本公司對個別預計可能發生壞賬的應收款項計提壞賬準備。此外，根據以往經驗及實際情況，一般對三年以上及有確鑿證據證明不能回收的應收賬款計提全額壞賬準備，對個別客戶預計可部份回收的金額，按預計未能回收部份計提準備。

於二零零一年，本公司與一名客戶及一關聯公司就人民幣105,000,000元賬齡在三年以上的應收賬款達成一項還款協議。根據有關協議該等債務人將於二零零二年一月一日起按八年分期歸還整項欠款。 於二零零二年，本集團及本公司已按有關協議收回第一期人民幣10,000,000元回款。同時，該還款協議已由青島啤酒集團有限公司提供擔保。於二零零三年六月三十日，分別約人民幣10,000,000元和人民幣83,000,000元之金額已於應收賬款和其他長期資產內反映。

18 存貨淨額

	二零零三年六月三十日 (未經審計) 人民幣千元	二零零二年十二月三十一日 人民幣千元
原材料、包裝物及輔助材料	**1,127,800**	966,956
在製品	**158,373**	127,163
產成品	**112,556**	154,335
	1,398,729	1,248,454
存貨跌價減值準備	**(25,500)**	(24,647)
存貨淨額	**1,373,229**	1,223,807

以上本集團之產成品中，約人民幣25,500,000元(二零零二年十二月三十一日：人民幣24,647,000元)的存貨已全額計提跌價減值準備並以零可變現淨值列賬。

19 借款

	二零零三年六月三十日 (未經審計)			二零零二年十二月三十一日		
	短期銀行借款 人民幣千元	長期銀行借款 人民幣千元	總計 人民幣千元	短期銀行借款 人民幣千元	長期銀行借款 人民幣千元	總計 人民幣千元
償還期						
一 一年內	**1,724,549**	**76,182**	**1,800,731**	2,669,481	110,054	2,779,535
一 二至五年	**–**	**66,434**	**66,434**	–	72,190	72,190
一 超過五年	**–**	**19,899**	**19,899**	–	18,454	18,454
合計	**1,724,549**	**162,515**	**1,887,064**	2,669,481	200,698	2,870,179
減：一年內到期部份	**(1,724,549)**	**(76,182)**	**(1,800,731)**	(2,669,481)	(110,054)	(2,779,535)
長期部份	**–**	**86,333**	**86,333**	–	90,644	90,644

本集團之借款中有約人民幣72,660,000元(二零零二年十二月三十一日：人民幣89,368,000元)的借款是於於控股子公司作出債務重組或兼並時中得到免息優惠。其餘借款之年利率為免息至7.25%(二零零二年十二月三十一日：免息至7.25%)。

本集團有約人民幣125,000,000元(二零零二年十二月三十一日：人民幣875,006,000元)之借款是由關聯企業提供信用擔保。此外，本集團另有約人民幣125,000,000元(二零零二年十二月三十一日：人民幣125,000,000元)的借款由控股子公司少數股東提供擔保。

本集團合計有約人民幣48,000,000元(二零零二年十二月三十一日年：人民幣68,799,000元)的借款是以若干房屋建築物、機器設備、運輸設備作及其他設備作為抵押，其有關資產賬面淨值約為人民幣22,685,000元(二零零二 年十二月三十一日：人民幣194,329,000元)。

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零三年六月三十日出現淨流動負債約人民幣1,377,992,000元(二零零三年十二月三十一日：人民幣2,122,388,000元)。本公司董事會有信心集團可令大部份短期銀行借款於到期時作出展期或以新的融資來源取代有關的短期借款。此外，如賬目附註20所述，本公司於二零零三年四月一日收到A-B公司認購本公司發行可換股債券的部份款項合計港元907,920,000(折合約人民幣963,575,000元)，其餘約508,275,000港元(折合約人民幣539,433,000元)預計可於二零零三年下半年及二零零四年分期收到。上述融資安排將減低本集團淨流動負債的金額。

於二零零三年六月三十日，本集團尚未使用之銀行貸款信用額約為人民幣2,020,000,000(二零零二年十二月三十一日：1,674,400,000)元。

20 可換股債券

(a) 債券明細

債券名稱	發行日期	債券期限	面值總額 *人民幣千元*	發行費用 *人民幣千元*	貼現淨值 *人民幣千元* *(附註2)*	二零零三年六月三十日餘額 *(未經審計)* *人民幣千元*
強制性可換股債券	2003年4月1日	7年	963,575	(15,960)	(11,804)	935,811

(b) 債券利息

債券名稱	本期應付利息 *(未經審計)* *人民幣千元*	累計已付利息 *(未經審計)* *人民幣千元*	期末應付利息 *(未經審計)* *人民幣千元*
強制性可換股債券	3,319	—	3,319

於二零零二年十月二十一日，本公司與一名H股股東，安海斯 － 布希國際控股有限公司(ANHEUSER － BUSCH COMPANIES, INC.)(「A-B公司」) 簽訂一份《戰略性投資協議》，協議規定由二零零三年開始，本公司將分三部份向A-B公司以現金代價發行強制性可換股債券，作價共約1,416,195,000港元(折合約人民幣1,503,008,000元)，並可按照下列時間表轉換本公司新增308,219,178股H股：

第一部份可換股債券

第一部份債券認購總金額為280,800,000港元(折合約人民幣298,013,000元)，已於二零零三年四月發行，A-B公司並已於二零零三年七月二日以每股4.68港元(折合約人民幣4.96元)的價格轉換成本公司60,000,000股新增H股。第一部份債券為免利息債券。

第二部份可換股債券

第二部份債券認購總金額為627,120,000港元(折合約人民幣665,562,000元)，已與第一部份債券於二零零三年四月同時發行。該債券可於7年內以每股4.68港元(折合約人民幣4.96元)價格轉換成本公司134,000,000股新增H股，倘若A-B公司在期限內未行轉股，在期限屆滿後則即時自動轉股。這部分的債券的含息率為年利率2%，但A-B公司需在轉股時全數償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期，A-B公司未有行使轉股的權利。

第三部份可換股債券

第三部份債券的認購總金額為508,275,000港元(折合約人民幣539,433,000元)，預計於二零零三年下半年及二零零四年內分期發行，A-B公司於支付有關認購金額後的7年內，可以每股4.45港元(折合約人民幣4.72元)價格轉換成本公司114,219,178股新增H股。若於A-B公司在期限內未行轉股，在期限屆滿後則即時自動轉股。第三部份可換股債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期，本公司仍未向A-B公司發行任何該部份債券。

於第一部份、第二部份及第三部份可換股債券的轉股後，青島市國有資產管理局(「國資局」)於本公司的持股比例將分別由大約40.0%下降至約37.7%、33.5%及30.6%，而A-B公司於本公司的持股比例將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而，於第三部份可換股債券的轉股後，A-B公司所持有佔本公司全部已發行股份的7%權益，將受制於為國資局的利益設置。A-B公司只可享有該些股份帶來的經濟利益。國資局將可就該些股份行使全決權。因此，國資局可透過受置人於本公司的A-股類別股東大會或H-股類別股東大會上行使該等股份隨附的投票權。

21 應付賬款

應付賬款的賬齡分析如下：

	二零零三年六月三十日 *(未經審計)* 人民幣千元	二零零二年十二月三十一日 人民幣千元
一年內	**735,783**	580,101
一年至兩年	**21,012**	26,803
兩年至三年	**3,022**	14,997
三年以上	**28,816**	29,612
合計	**788,633**	651,513

22 遞延税項

遞延税項採用債務法就時差分別按15%至33%税率作出撥備(二零零二年：相同)。

截至二零零三年六月三十日，本集團已對一些於收購合併時買入的固定資產所作出其折舊的公允值調整產生的短暫時差確認為遞延税項資產。該資產是基於預計其可與未來產生的税利沖銷的情況下確認。此外，截至二零零三年六月三十日止，考慮到有部份遞延資產的變現性尚未能確定的情況下，本集團並未有分別對金額約人民幣1,781,279,000元(二零零二年十二月三十一日：人民幣1,791,394,000元)會於二零零三年至二零零八年內逾期可抵扣税利的税虧及約人民幣301,217,000元(二零零二年十二月三十一日：人民幣310,666,000元)因固定資產折舊公允值調整而產生的遞延税項資產作出確認。

遞延税項資產和負債的變動表如下：

(i) 遞延税項資產

	準備		折舊的公允值調整		其他		合計	
	二零零三年 人民幣千元 *(未經審計)*	二零零二年 人民幣千元 *(附註31)*	二零零三年 人民幣千元 *(未經審計)*	二零零二年 人民幣千元 *(附註31)*	二零零三年 人民幣千元 *(未經審計)*	二零零二年 人民幣千元 *(附註31)*	二零零三年 人民幣千元 *(未經審計)*	二零零二年 人民幣千元 *(附註31)*
期／年初數	–	2,975	–	–	**5,101**	5,421	**5,101**	8,396
以前年度調整 *(附註2)*	–	–	**7,527**	7,944	–	–	**7,527**	7,944
期／年初數，重報	–	2,975	**7,527**	7,944	**5,101**	5,421	**12,628**	16,340
計入利潤表	–	(2,975)	**(208)**	(417)	–	(320)	**(208)**	(3,712)
期／年末數	–	–	**7,319**	7,527	**5,101**	5,101	**12,420**	12,628

(ii) 遞延税項負債

	折舊的公允值調整	
	二零零三年六月三十日止六個月 人民幣千元 *(未經審計)*	二零零二年十二月三十一日止年度 人民幣千元 *(附註31)*
期／年初數	–	–
以前年度調整 *(附註2)*	**18,098**	19,114
期／年初數，重報	**18,098**	19,114
計入利潤表	**(507)**	(1,016)
期／年末數	**17,591**	18,098

反映於資產負債表中的資產及負債包括以下：

遞延税項資產於十二個月後實現	**12,004**	12,212
遞延税項負債於十二個月後實現	**(16,575)**	(17,082)

23 股本

根據二零零三年一月二十三日通過之股東特別決議，本公司將法定股本由人民幣1,000,000,000元增加至人民幣1,308,219,178元。新增加部份為308,219,178股每股面值1元之H股。

本公司已發行及已繳足之股本為人民幣1,000,000,000元(二零零二年十二月三十一日：人民幣1,000,000,000元)，全部為1,000,000,000(二零零二年十二月三十一日：1,000,000,000)股普通股，每股面值人民幣1元。有關本公司具體出資情況如下：

	零零三年六月三十日 *(未經審計)*		二零零二年十二月三十一日	
	人民幣千元	比例(%)	人民幣千元	比例(%)
國家股	**399,820**	**39.98%**	399,820	39.98%
國內法人股	**53,330**	**5.33%**	53,330	5.33%
國內公眾股(A股)	**200,000**	**20.00%**	200,000	20.00%
境外公眾股(H股)	**346,850**	**34.69%**	346,850	34.69%
合計	**1,000,000**	**100.00%**	1,000,000	100.00%

24 儲備

(i) 法定儲備

根據本公司之公司章程規定，於每年分派淨利潤時，本公司須將淨利潤之10%撥入法定盈餘公積金(除非該基金已達本公司註冊資本之50%)，及按董事會決定提取比例撥入法定公益金。除法定儲備設立之目的外，此儲備不得用作其他用途亦不得用作現金股息分配。

董事已決定法定公益金的用途是作為購置或興建資產，如員工宿舍及其他設施等，並不能用於支付員工福利費用，該等設施的所有權屬於本公司。

(ii) 利潤分派及分配基準

根據公司章程及國家財政部財會字1995[31]號文件規定，本公司提取法定盈餘公積金、法定公益金及任意盈餘公積金需以中國會計準則編制的財務報表為基礎。根據公司章程，本集團派發股息乃按中國會計準則及法規和香港公認會計準則計算可供分配利潤之較低者為支付基礎。於二零零三年六月三十日，本公司可分配盈餘滾存約為人民幣334,277,000元(二零零二年十二月三十一日：人民幣48,861,000元)。

25 退休金

根據於一九九四年十月一日起施行的《青島市城鎮企業從業人員養老保險暫行規定》，本公司為全職僱員提供指定供款退休金計劃。本集團及其下的僱員均須為此計劃供款，供款比例分別為僱員平均薪金的25.5%及3%至8%。除年度供款外，本公司毋須承擔其他實際退休付款或退休後福利的責任。國家資助的退休計劃負責應付退休僱員的全部退休責任。本集團二零零三年六月三十日止六個月的供款額約人民幣50,596,000元(二零零二年六月三十日止六個月：人民幣44,736,000元)。

在香港註冊成立及經營的控股子公司青島啤酒(香港)貿易有限公司按香港特別行政區政府的強制性公積金，按僱員基本薪金5%對該計劃每月作出供款，惟此公司發僱員各自的最高供款額以每年每僱員港幣12,000元為限。於二零零三年六月三十日止六個月，本集團僱員的供款額約為74,000港元(折合約人民幣78,000元)(二零零二年六月三十日止六個月：118,000港元)(折合約人民幣125,000元)。該基金資產與本集團其他基金獨立，並由獨立專業基金經理所管理。

26 控股子公司及聯營公司

(a) 本中期財務報告與上年度財務報告相比，合併範圍增加下列主要新成立的控股子公司：

新控股子公司名稱	少數股東名稱	成立/收購日期	成立和營運地點	註冊和實收資本	應佔權益的比例		主要業務
					直接權益	間接權益	
青島啤酒海豐倉儲有限公司	海豐集團海外控股有限公司	二零零三年一月	青島市	人民幣10,000,000元	–	52.25%	倉存、加工、運輸
青島啤酒寶雞有限責任公司(i)	華中(亞洲)有限公司	二零零三年一月	寶雞市	人民幣1,000,000元	30%	53.27%	國內啤酒生產及銷售

(i) 於二零零三年一月，本公司與青島啤酒西安有限公司(「西安公司」)合資成立青島啤酒寶雞有限責任公司(「寶雞公司」)，寶雞公司的註冊資本為人民幣1,000,000元，其中本公司以現金出資人民幣300,000元，佔寶雞公司註冊資本的30%；西安公司以現金出資人民幣700,000元，佔寶雞公司註冊資本的70%。

西安公司與寶雞啤酒股份有限公司(「寶啤公司」)簽訂一租賃合同，由寶啤公司將其除流動資產以外的全部資產以零租賃費方式租賃予寶雞公司以從事啤酒生產業務。租賃期間，寶雞公司需負責有關的營運成本。

(b) 本公司所持以下控股子公司的權益於本期內產生變動如下：

(i) 於二零零三年三月，本公司與福建釀酒廠(新加坡)私人有限公司達成協議，以約人民幣40,040,000元現金代價購入其在青島啤酒(福州)有限公司(「福州公司」)擁有的24%股權。本次交易後，本公司佔福州公司註冊資本由51%增加至75%。

(ii) 於二零零三年一月，本公司之控股子公司青島啤酒上海有限公司將其於青島啤酒華東上海銷售有限公司及青島啤酒華東杭州銷售有限公司各10%之股權分別以人民幣300,000元及人民幣100,000元現金代價轉讓另一控股子公司青島啤酒(蕪湖)有限公司。是次股權轉讓令本公司對青島啤酒華東上海銷售有限公司及青島啤酒華東杭州銷售有限公司之間接權益由94.53%減少至94.05%。

(c) 於二零零一年十一月，本公司與加拿大EVG企業有限公司(以下簡稱EVG公司)簽署股權轉讓協議，公司將以現金人民幣5,787,000美元為代價向本公司收購北京三環亞太啤酒有限公司(「北京三環公司」)25%股權，交易後本公司仍將擁有在北京三環公司29%股權。於二零零二年年度EVG公司向本公司提出延緩支付股權轉讓價款，雙方協商同意在EVG公司付清全部轉讓價款之前，該股權由本公司受托經營管理並行使相應的股東權利。截至二零零三年六月三十日止，EVG公司仍未支付該等轉讓價款，故本公司仍以分佔北京三環公司54%權益合併該控股子公司的賬目。

(d) 於二零零一年十一月，深圳市青島華南投資有限公司(系本公司控股的子公司)與泰聯釀造(開曼群島)有限公司簽定股權轉讓合同，由本公司出資人民幣96,000,000元購買其持有的廣西寧萬泰啤酒有限公司30%的股權，並改名為青島啤酒(南寧)有限公司(「南寧公司」)。截至二零零三年六月三十日，相關的股權出讓手續尚未辦妥，而本公司亦未就該投資予以入賬。

27 與關聯企業的交易

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時接受另一企業共同的控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於截至二零零三年六月三十日止六個月與關聯企業的主要交易如下：

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣千元*
銷售予聯營公司	**40,631**	622
向關聯企業（控股子公司之少數股東或相同大股東）購貨	**6,463**	8,318
由關聯企業（相同大股東）提供廣告服務	**471**	–
由關聯企業（相同大股東）提供設備安裝工程服務	**80**	156

與關聯企業之交易均屬正常業務往來，並按本公司及關聯企業之董事對有關交易釐定之估計市值進行。

(b) 於二零零三年六月三十日，本集團與關聯企業的往來賬期末餘額如下：

	本期內最高借方餘額 *(未經審計)* *人民幣千元*	二零零三年六月三十日 *(未經審計)* *人民幣千元*	二零零二年十二月三十一日 *人民幣千元*
包括於：			
應收賬款及其他長期資產內(e)			
– 關聯公司	105,349	**105,280**	105,050
保證金及預付賬款內			
– 關聯公司	1,115	**259**	–
其他應收款內			
– 青島啤酒集團有限公司(i)	5,000	**5,000**	–
– 青島啤酒集團有限公司的控股子公司	48,465	**28,077**	40,038
– 其他關聯公司	77,264	**67,218**	77,247
包括於：			
預收貨款內			
– 關聯公司	4,479	**149**	–
其他應付款內			
– 青島啤酒集團有限公司(i)	2,580	**40**	2,580
– 青島啤酒集團有限公司的控股子公司	976	**656**	976
– 其他關聯公司	27,500	**27,000**	27,500
應付賬款內			
– 青島啤酒集團有限公司的控股子公司	5,360	**3,150**	953
– 其他關聯公司	702	**702**	283

除附註(e)和(f)所述外，本集團與關聯企業的往來賬餘額均無擔保及無固定還款期，亦不計利息。

(i) 青島啤酒集團有限公司因有部份董事與本公司相同及有相同大股東，故被視為關聯企業。

(c) 本集團及本公司的借款內有分別合共約人民幣125,000,000元（二零零二年：人民幣875,006,000元）及人民幣100,000,000元（二零零二年：人民幣355,516,500元）的借款是由青島啤酒集團有限公司提供信用擔保。

(d) 本集團的借款內有合共約人民幣125,000,000元（二零零二年：人民幣125,000,000元）的借款是由控股子公司少數股東提供擔保。

27 與關聯企業的交易 *(續)*

(e) 於二零零一年度，本集團及本公司與一名客戶及一關聯公司就合共人民幣105,000,000元，賬齡在三年以上的應收賬款達成一項還款協議。根據有關協議該等客戶將於二零零二年一月一日起分期八年歸還整項欠款。同時，該還款協議由青島啤酒集團有限公司提供擔保。於二零零三年六月三十日，分別約人民幣10,000,000元和人民幣83,000,000元之金額已分別於應收賬款和其他長期資產內反映(請見附註17)。

(f) 截至二零零三年六月三十日，本公司透過不同的中國銀行以委托貸款形式分別提供約人民幣892,219,000元(二零零二年：人民幣230,836,000元及人民幣66,450,000元(二零零二年：人民幣70,186,000元)貸款予控股子公司及一聯營公司。上述委托貸款均為一年內到期及無擔保，委托貸款餘額亦不計利息。

(g) 青島啤酒(南寧)有限公司(簡稱「南寧公司」)的股權轉讓手續於二零零三年六月三十日尚未辦妥。截至二零零三年六月三十日，本集團與南寧公司的主要交易如下：

	二零零三年六月三十日止六個月 *(未經審計)* *人民幣千元*	二零零二年六月三十日止六個月 *(未經審計)* *人民幣千元*
銷售予南寧公司	**4,828**	2,992
向南寧公司購貨	**119,355**	60,228

於二零零三年六月三十日，本集團與南寧公司的往來賬期末餘額如下：

	二零零三年六月三十日 *(未經審計)* *人民幣千元*	二零零二年十二月三十一日 *人民幣千元*
包括於應收賬款內	**3,151**	2,148
包括於其他應收賬款內	**66,201**	66,201
包括於應付賬款內	**–**	4,612

28 或有負債

(a) 根據國務院及青島市政府於一九九八年頒布有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。本集團正研究有關政策的要求，並制定具體的住房分配貨幣化補貼辦法。於二零零三年六月三十日，本集團仍未完成該等計劃的制定，而本集團亦未向職工宣布任何有關住房分配貨幣化補貼的計劃。因此，於二零零三年六月三十日，董事會認為本集團無需，亦未就該等住房分配貨幣化補貼作出任何費用支付或撥備。

中國財政部於二零零零年九月六日發出財企[2000]295號文件，就企業住房制度改革中有關財務處理問題發出通知，並於發布之日起施行。本公司董事會於評估該等政策後認為，除上述住房分配貨幣化補貼尚無法準確評估其財務影響外，其他有關政策將不會對本集團產生重大影響。

(b) 於二零零一年十一月，本公司一名分銷商(「原告人」)在山東高級人民法院起訴本公司，以本公司違反經銷合同為由索賠人民幣134,870,000元。本公司在答辯中否認自己有違約行為，並提起了反訴，以對方嚴重拖欠貨款為由要求解除與對方之間的經銷合同，並要求對方支付尚欠貨款及反還車輛、售酒設備等。截至本公司董事會批核此財務報表日期止，法院尚未對有關訴訟作出任何裁決。本公司董事會經參考了負責該訴訟的法律顧問的意見後認為該項訴訟並不會為本集團的經營結果帶來重大的負面影響。同時，本集團在現階段也不需就該訴訟作出任何撥備。

29 承擔

除在其他附註已述事項，於二零零三年六月三十日本集團有如下的承擔：

(a) 資本性承擔

本集團於本期間並無已授權但未簽署合約及未於財務報表內撥出準備之資本承擔：

本集團於本期間已簽置合約但未於財務報表內拔出準備之資本承擔如下：

	二零零三年 六月三十日 *(未經審計)* *人民幣千元*	二零零二年 十二月 三十一日 *人民幣千元*
建築工程	**83,782**	94,561
投資及收購	**48,000**	98,000
合計	**131,782**	192,561

(b) 經營租賃承擔

於二零零三年六月三十日，集團根據不可撤銷的有關土地及樓宇的經營租賃而須於未來支付之最低租賃付款如下：

	二零零三年 六月三十日 *(未經審計)* *人民幣千元*	二零零二年 十二月 三十一日 *人民幣千元*
第一年內	**470**	151
第二至五年內	–	–
第五年後	–	–
	470	151

(c) 於二零零三年六月三十日，本集團的廣告費用承擔約為人民幣4,300,000元(二零零二年：零)

30 資產負債表日後事項

如附註20所述，於二零零三年七月，安海斯一布希國際控股有限公司(ANHEUSER－BUSCH COMPANIES, INC)(「A-B公司」)已根據本公司與其於二零零二年十月二十一日簽署的《戰略投資協議》行使其在第一部份債券下的轉換權，獲分配60,000,000股新發行的H股股份。第一部份債券的轉換價格為每股4.68港元(折合約人民幣4.96元)。

31 比較數字

本集團根據香港會計師公會最近頒布之會計準則第12號(經修訂)「所得税」編制各賬目。誠如附註2編制基準及會計政策中所述，此舉導致部份賬項之呈報須予改變。比較數字已相應地予以重列。

此外，部份比較數字為因應本期賬項之呈報而重新分類呈示。

代表董事會
董事長
李桂榮

中國青島

按照中國會計準則及香港會計原則的比較

本集團根據中國《企業會計準則》、《企業會計制度》及有關法規(「中國會計準則」),為於中國發行之A股股東編制了一套截至二零零三年六月三十日止六個月的法定財務報表。

由於中國會計準則與香港公認會計原則的不同,導致本集團匯報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下:

中國會計準則及香港公認會計原則之差別調節表:

對於合併資產負債表之影響:

	二零零三年六月三十日 (未經審計) 人民幣千元	二零零二年十二月三十一日 人民幣千元
按中國會計準則計算之總淨資產值:	**3,094,128**	3,197,354
按香港公認會計原則所作之調整:		
於一九九三年上市集資時按調劑中心匯率之調整(a)	**361,173**	361,173
因匯率並軌而產生之遞延匯兑損益(a)	**(182,042)**	(182,042)
按香港公認會計原則需多提的固定資產折舊(b)	**(95,664)**	(89,924)
按中國會計準則投資差異攤銷沖回及按香港公認會計原則所作之商譽及負商譽攤銷的調整(c)	**(52,221)**	(46,153)
於一九九三年按調劑中心匯率之調整(d)	**(37,878)**	(37,878)
按香港公認會計原則所作遞延税項及商譽攤銷(f)	**(1,609)**	(1,216)
按香港公認會計原則處理發行可換股債券之費用(g)	**939,360**	—
其他	**(16,326)**	(17,108)
按香港公認會計原則計算之總淨資產	**4,008,921**	3,184,206

對於合併利潤表之影響:

	二零零三年六月三十日止六個月 (未經審計) 人民幣千元	二零零二年六月三十日止六個月 (未經審計) 人民幣千元
按中國會計準則計算之淨利潤	**116,403**	122,819
按香港公認會計原則所作之調整:		
按香港公認會計原則需多提的固定資產折舊(b)	**(5,740)**	(5,740)
按中國會計準則投資差異攤銷沖回及按香港公認會計原則所作之商譽及負商譽攤銷的調整(c)	**(6,068)**	(5,582)
控股子公司獲豁免償還欠款(e)	**238**	—
按香港公認會計原則所作遞延税項及商譽攤銷(f)	**(393)**	(286)
按香港公認會計原則處理發行可換股債券之費用(g)	**3,549**	—
其他	**780**	1,820
按香港公認會計原則計算之股東應佔盈利	**108,769**	113,031

(a) 本公司於一九九三年在香港發行「H」股,並首次以按照香港公認會計原則編制財務報告。而該等報告內之外幣交易均以交易當時之外匯調劑中心(「調劑中心」)匯率換算為人民幣。在中國會計準則下則按業務發生時當日國家外匯牌價折合人民幣記賬。本公司當年發售H股而獲得之港幣收入均按調劑中心兑換人民幣,並因此產生匯兑損益約人民幣361,173,000元。

於一九九四年一月一日，中國實行外匯匯率並軌，本公司當日以外幣列賬的貨幣性資產及負債按統一的匯率(「統一匯率」)換算為人民幣。一九九四年一月一日的統一匯率主要是參考調劑中心的外匯價而換算。由此而產生的匯兌收益約為人民幣182,042,000元。這收益已按中國會計準則要求所編制的財務報表列為攤銷項目並分五年攤銷。但按香港公認會計原則編制的一九九三年度財務報表已採用外匯調劑中心的匯價編制，由此產生的匯兌收益已不需再次反映在當期的財務報表中。

(b) 由於根據香港公認會計原則和中國會計準則所編制的一九九三年財務報表採用了不同的外幣匯率，所以截至一九九三年十二月三十一日以外幣列賬的固定資產的成本產生了差異，以令按香港公認會計原則所編制的截至二零零三年六月三十日止六個月的財務報表需於本期多提約人民幣5,740,000元的折舊費用(二零零二年六月三十日止六個月：人民幣5,740,000元)。

(c) 根據中國會計準則要求，本集團在取得對控股子公司的投資權益時所付出的成本低於本集團在被投資單位股東權益中所佔的份額時，有關差異應按10年的期限攤銷計入損益。在香港公認會計原則下，本集團投資成本與本集團應佔被投資單位可分離淨資產之公允價值的差額須確認為商譽或負商譽並按照有關規定作出攤銷。就兩準則不同的會計處理須減少按香港公認會計原則的本期淨利潤約人民幣6,068,000元(二零零二年六月三十日止六個月：人民幣5,582,000元)。

(d) 於一九九三年，本集團按中國會計準則於業務發生時當日國家外匯牌價折合人民幣記賬。對有關外幣業務的貨幣性賬戶餘額按照月末國家外匯牌價折合為人民幣，其同賬面餘額的差額，列作當年匯兌損益。但按照香港會計原則下，外幣交易均以交易當時之調劑中心匯率換算為人民幣。以其他貨幣為單位之貨幣性資產及負債按結算日在調劑中心所報之適用匯率換算為人民幣。由此令按會計準則所用不同的匯率於一九九三年產生了匯兌損益約為人民幣37,878,000元。

(e) 於本期間，本公司的附屬公司並沒有獲債權人豁免償還欠款約人民幣238,000元(二零零二年六月三十日止六個月：沒有)。按照中國會計準則要求編制之財務報表中，該等豁免須作為資本公積記賬。但在香港普遍採用之會計原則下，該項豁免償款須作為其他收入。

(f) 根據香港公認會計準則第12號(經修訂)「利得稅」的新修定會計政策(於二零零三年一月一日起或以後開始之期間生效)，遞延所得稅必須採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。採納新訂之會計準則第12號對本集團及本公司的會計影響主要在於收購兼並子公司的固定資產在A股及H股財務報表顯示不同的公允值所引伸的時差相應的遞延稅項準備及商譽項目作出的調整。構成會計政策之變動並已追溯應用，故比較數字已重列以符合經修訂之政策。另外由於商譽金額作出了改變，本期間的攤銷金額亦與A股有所分別。

(g) 如賬目附註20所詳述，於二零零二年十月二十一日，本公司與一名H股股東，美國安海斯 — 布希公司(ANHEUSER — BUSCH INTERNATOINAL HOLDINGS INC.)(「A－B 公司」)簽訂一份《戰略性投資協議》，由二零零三年開始分三部份向A-B公司發行強制性可換股債券，作價共約1,416,195,000港元(折合約人民幣1,503,008,000元)，可轉換為本公司新增308,219,178股的H股。有關根據債券本金的計提支付利息費用亦需在轉股時全額由A-B公司返還予本公司。

於二零零三年四月一日，第一部份及第二部份的債券已發給A-B公司，總認購金額合共約為907,920,000港元(折合約人民幣963,575,000元)。根據中國會計準則規定，該債券會被視為公司及集團的負債而相應的利息費用將按權責發生作預提並沖減A股報表的利潤。根據香港會計準則，該部份強制性可換股債券會被視為集團及公司的股東權益作會計處理，可退回的已付及應繳付利息金額記錄為長期應收款項。就兩準則不同的會計處理須增加按香港公認會計原則的淨利潤約人民幣3,549,000元(二零零二年六月三十日：無)；並增加按香港公認會計原則的淨資產約人民幣939,360,000元(二零零二年十二月三十一日：無)。

1. 上半年經營情況回顧

2003年上半年本公司貫徹落實「系統整合，機制創新，提高核心競爭力；結構調整，做強做大，再創新百年輝煌」的工作方針，努力克服「非典」對市場銷售所造成的嚴重衝擊，在嚴峻的市場形勢下取得了產銷量、銷售收入、出口創匯等方面的持續增長，保持了國內最大的啤酒生產和銷售商的領先地位。

由於「非典」的影響，上半年全國啤酒總產量共完成1,196萬千升，同比僅增長0.6%。本公司通過積極進行市場、品牌、產品結構等方面的整合及營銷策略的調整，將銷售市場由餐飲場所不斷向社區、超市、便利店等零售市場延伸，上半年共實現啤酒產銷量165萬千升，同比增長8%，青島啤酒主品牌銷量也實現了51萬千升，同比增長14%。但由於「非典」對毛利率較高的高檔市場的影響要大於中低檔消費市場以及大麥漲價導致的成本上升因素，上半年公司實現淨利潤比去年同期下降3.77%。

公司上半年產品出口在克服重重困難的背景下又取得長足發展，上半年共出口啤酒4.7萬千升，同比增長90%，其中在台灣地區的市場銷售持續增長，實現銷量2.9萬千升，已成為公司的又一個效益增長點。

本公司與美國A-B公司結為戰略聯盟後，雙方正積極致力於「最佳實踐經驗」的交流，上半年已就品牌管理、財務管理、品質管理、人力資源管理等方面內容展開了多項交流活動，這對於本公司提升管理水平和國際化水平將具有巨大的推動作用。

2. 募集資金使用情況

本公司於2001年增發A股共募集資金人民幣7.87億元，扣除發行費用實收募集資金淨額為人民幣757,728,570元。報告期內募集資金使用情況如下：(單位：人民幣萬元)

募集資金投向項目名稱	承諾募集資金投資額	報告期末募集資金實際投入	已投入資金比例 (%)
收購上海嘉釀75%外方投資者股權項目	15,375	15,375	100
收購五星公司62.64%外方投資者股權和三環公司54%外方投資者股權項目	18,624	18,624	100
青島啤酒二廠純生啤酒生產線技改項目	6,800	5,720	84
西安公司年產5萬噸純生啤酒生產線技改項目	12,000	0	—

2. 募集資金使用情況 *(續)*

募集資金投向項目名稱	承諾募集資金投資額	報告期末募集資金實際投入	已投入資金比例 *(%)*
馬鞍山公司年產10萬噸啤酒一期技改項目	7,700	7,700	100
珠海公司年產15萬噸啤酒一期10萬噸技改項目	5,800	5,800	100
三水公司年產20萬噸啤酒一期15萬噸技改項目	9,000	9,000	100
公司電子銷售網絡建設項目	1,000	835	84(已完成)
合計	76,299	63,054	82.6

截至報告期末本公司尚餘募集資金為人民幣12,719萬元，暫時用於公司流動資金周轉，西安公司純生項目因當地市場前景因素尚未動工，其餘項目已全部竣工投產並產生效益。

3. 下半年業務展望

董事會認為，近年來中國啤酒市場發展態勢表明：中國啤酒市場將逐步走向強強聯合、中外聯合之路，國際化、集約化將為啤酒行業帶來新的發展機遇和質的飛躍。本公司與A-B公司的戰略聯盟已先行一步，我們將順應經濟發展趨勢，結合雙方的資源優勢，不斷發展壯大青島啤酒，保持和擴大在中國市場的領先地位。

儘管「非典」因素對公司完成全年的經營目標造成了巨大困難，但公司管理層和廣大員工有決心和信心，通過自己的艱苦努力和辛勤工作，齊心協力，奮發進取，盡自己最大的努力完成全年的經營目標，向青島啤酒百年華誕獻禮。

1. 股息

根據本公司章程規定，本公司將不會就截至2003年6月30日止的6個月派發中期股利。

2. 報告期內重大訴訟、仲裁事項

(1) 本公司2001年度報告中披露的青島市光明總公司訴本公司違反經銷合同案，目前尚無最新進展。

(2) 本公司訴青島宏隆商貿有限公司（「宏隆公司」）購銷糾紛一案已由青島市中級人民法院作出一審判決，由宏隆公司及其股東共同向公司給付購銷啤酒欠款人民幣15,105,047元，該案件已進入二審階段，目前尚無最新進展。

3. 報告期內公司收購兼並和資產重組事項

(1) 2003年1月13日，本公司與福建釀酒廠（新加坡）私人有限公司（「福州外方股東」）簽署《股權轉讓補充協議》，以人民幣4,000萬元的價格受讓福州外方股東持有的青島啤酒（福州）有限公司24%的股權。

(2) 2003年1月20日，本公司控股子公司青島啤酒西安有限責任公司（「青啤西安公司」）與陝西寶雞啤酒股份有限公司（「寶啤股份公司」）簽署《租賃合同》，由本公司與青啤西安公司共同投資設立的青島啤酒寶雞有限責任公司（「青啤寶雞公司」）以零租金為對價租賃經營寶啤股份公司除流動資產以外的全部資產。目前寶啤股份公司的年啤酒生產能力為30萬千升。通過對寶啤股份公司的租賃經營，將進一步拓展本公司在西北啤酒市場的份額。

青啤寶雞公司的註冊資本為人民幣100萬元，本公司以現金出資人民幣30萬元，佔註冊資本的30%；青啤西安公司以現金出資人民幣70萬元，佔註冊資本的70%。

(3) 2003年1月28日，本公司與青島啤酒集團有限公司（「集團公司」）簽訂《委托經營管理協議》，由本公司對集團公司在青島啤酒（揚州）有限公司（「揚州公司」）中持有的80%股權進行受托管理，集團公司並承諾在本公司提出要求時，將其持有的揚州公司80%股權全部轉讓給本公司。揚州公司是由本公司與青島金聯飲料食品有限公司（「金聯公司」）於1998年11月共同出資設立，註冊資本為人民幣500萬元，本公司擁有20%股權，集團公司於2002年11月收購金聯公司所持揚州公司80%的股權。

4. 根據本公司與A-B公司簽署的《戰略性投資協議》，本公司已於2003年4月1日按A-B公司指示發行了總計三批可轉換債券中的首兩批債券，A-B公司為此支付了約9.08億港元（折合約1.164億美元）現金，於當天到達本公司賬戶。2003年7月2日，本公司在香港將已發行的可轉換債券中的價值28,080萬港元的第一批債券，轉換為本公司6,000萬股新發行的H股，轉股價為4.68港元／股，同時本公司總股本增加至106,000萬股；A-B公司加上原先持有的4,500萬股本公司H股股份，現時已持有本公司總共9.9%的股份。

5. 報告期內，本公司並無購回及注銷其任何上市股份，而本公司及其附屬公司亦無購買或再出售本公司任何上市股份。

1. 股本變動

報告期內本公司股本未有變動。

2. 董事、監事及高級管理人員持股情況

董事、監事和高管人員持股變動情況

(i) A股

姓名	期初持股數 *(股)*	期末持股數 *(股)*
董事		
李桂榮	0	0
金志國	0	0
劉英弟	5,000	5,000
孫玉國	0	0
楚振剛	0	0
王立軍	0	0
譚禮寧	0	0
伍海華	0	0
潘桂榮	0	0
監事		
吳玉亭	0	0
于嘉平	0	0
任增貴	0	0
劉清遠	0	0
鍾明山	0	0
陳　軍	0	0
高管人員		
孫明波	1,261	1,261
滕安功	0	0
樊　偉	3,882	3,882
嚴　旭	0	0
張學舉	1,000	1,000
曹向東	2,000	2,000
袁　璐	0	0

本公司及附屬公司於報告期內概無訂立任何安排，致使本公司任何董事、監事及主要行政人員通過購買本公司的股份而獲利。

(ii) H股

截至二零零三年六月三十日止，本公司的董事、監事及高級管理人員並無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何H股的權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市公司董事進行證券交易的標準守則》已通知本公司及交易。

本公司的董事及監事最新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

3. 主要股東

截至二零零三年六月三十日止，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、高級管理人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉根據《證券及期貨條例》第336條而備存的登記冊所載錄的：

名稱	性質	股份類別	持股身份	注釋	股份／相關股份的數目	% 相對整體股本而言	% 相對全部H股而言
青島市國有資產管理辦公室	好倉	A股	實益擁有	*1*	399,820,000 A股	39.98%	N/A
	好倉	H股	一致行動人士的權益	*1*	45,000,000 H股	4.50%	12.97%
	非上市、實物交收的衍生工具(強制性可轉換債券)	H股	一致行動人士的權益	*1*	308,219,178 相關H股	30.82%	88.86%
安海斯-布希公司 (Anheuser-Busch Companies, Inc.)	好倉	H股	法團權益	*1,2*	45,000,000 H股	4.50%	12.97%
	非上市、實物交收的衍生工具(強制性可轉換債券)	H股	法團權益	*1,2*	308,219,178 相關H股	30.82%	88.86%
	好倉	A股	一致行動人士的權益	*1,2*	399,820,000 A股	39.98%	N/A
Franklin Resources, Inc.	好倉	H股	法團權益／投資經理	*3*	24,238,000 H股	2.42%	6.99%
Templeton Worldwide, Inc.	好倉	H股	法團權益／投資經理	*3*	23,388,000 H股	2.34%	6.74%
Government of Singapore Investment Corporation Pte Ltd	上市、實物交收的衍生工具	H股	投資經理	*N/A*	17,557,000 相關H股	1.76%	5.06%

注釋：

(1) 青島市國有資產管理辦公室(「國資辦」)持有的A股股份只由非上市流通的國有股組成。國資辦與安海斯-布希公司(「A-B 公司」)於2002年10月21 日簽訂的承諾協議，是證券及期貨條例項下第317條所指的協議。因此，國資辦被視為對A-B 公司持有的H股及相關H股享有權益，A-B 公司也被視為對國資辦持有的A股享有權益。

(2) 按本公司與A-B 公司簽訂的戰略性投資協議，A-B 公司將直接或間接透過其代理人認購由本公司發行的，可轉換成308,219,178股H股的強制性可轉換債券。其中第一部份的債券已於2003年7月2日(即上述記錄期間之後) 轉換成60,000,000股H股。

(3) 被視為由Templeton Worldwide, Inc.享有權益的23,388,000股H股是由Templeton Asset Management Ltd 以投資經理的身份持有。該23,388,000股H股也計算在被視為由Franklin Resources, Inc. 享有權益的24,238,000股H股之內。

(4) 有關本公司主要股東新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk) 有關「披露權益」的部份。

最佳應用守則

本公司於報告期內已遵守《香港聯合交易所證券上市規則》附錄14之最佳應用守則。

審計與財務委員會

本公司董事會之審計與財務委員會已審閱本公司未經審核之2003年中期業績報告。

備查文件

1. 載有本公司董事長親筆簽名的中期報告。

2. 載有法定代表人、財務負責人及會計經辦人員簽名並蓋章的會計報表。

3. 報告期內在中國證監會指定報刊上公開披露過的本公司文件的正本及公告原稿。

董事長
李桂榮

中華人民共和國 • 青島
2003年8月13日

1.	公司法定名稱：	青島啤酒股份有限公司
	英文名稱：	TSINGTAO BREWERY COMPANY LIMITED
2.	註冊地址：	中華人民共和國山東省青島市登州路56號
	辦公地址：	青島市香港中路五四廣場青啤大廈
	郵政編碼：	266071
	互聯網址：	http://www.tsingtao.com.cn
	電子信箱：	info@tsingtao.com.cn
3.	法定代表人：	李桂榮
4.	董事會秘書：	袁璐
	證券事務代表：	張瑞祥
	聯繫電話：	86-532-5713831
	傳真：	86-532-5713240
	電子信箱：	secretary@tsingtao.com.cn
5.	公司選定信息披露報紙：	《中國證券報》、《上海證券報》、《香港文滙報》、《The Standard》
	登載公司中期報告網址：	http://www.sse.com.cn http://www.hkex.com.hk
	公司中期報告備置地點：	公司董事會秘書室
6.	股票上市交易所：	
	H股：	香港聯合交易所有限公司
	編號：	0168；股票簡稱：青島啤酒
	A股：	上海證券交易所
	編號：	600600；股票簡稱：青島啤酒